As filed with the Securities and Exchange Commission on November 6, 2009

Registration No. 333-162292

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

West Corporation

(Exact name of Registrant as specified in its charter)

Delaware	7389	47-0777362
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

11808 Miracle Hills Drive

Omaha, Nebraska 68154

(402) 963-1200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David C. Mussman

Executive Vice President,

Secretary and General Counsel

West Corporation

11808 Miracle Hills Drive

Omaha, Nebraska 68154

(402) 963-1200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frederick C. Lowinger Robert L. Verigan Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	Keith F. Higgins Andrew J. Terry Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated Filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to completion)

Issued November 6, 2009

             Shares

West Corporation

This is an initial public offering of shares of common stock of West Corporation. No public market for our common stock has existed since our recapitalization in 2006.

We are offering              of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional              shares of our common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

We anticipate that the initial public offering price per share will be between $             and $            .

We intend to apply to list our common stock on the Nasdaq Global Select Market under the symbol “WSTC.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14.

Price $         Per Share

	Price to Public	Underwriting Discounts and Commission	Proceeds to Us	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

We have granted the underwriters a 30-day option to purchase up to an aggregate of              additional shares of common stock on the same terms set forth above. See the section of this prospectus entitled “Underwriters.”

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                     , 2009.

Goldman, Sachs & Co.	Morgan Stanley

BofA Merrill Lynch	Citi

                    , 2009

You should rely only on the information contained in this prospectus and any free writing prospectus we provide to you. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date stated in this prospectus.

Until                     , 2009 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We obtained the industry, market and competitive position data used throughout this prospectus from our own research, internal surveys and studies conducted by third parties, independent industry associations or general publications and other publicly available information.

i

PROSPECTUS SUMMARY

This summary highlights selected information about us and this offering. This summary may not contain all of the information that you should consider before making an investment decision. You should read carefully the more detailed information set forth under “Risk Factors” and the other information included in this prospectus. Except where the context suggests otherwise, the terms “company,” “we,” “us” and “our” refer to West Corporation and its consolidated subsidiaries. Unless indicated otherwise, the information in this prospectus assumes the common stock to be sold in this offering is to be sold at $             per share and no exercise by the underwriters of their option to purchase additional shares.

We refer to Adjusted EBITDA in various places in this prospectus. The definitions of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to net income is set forth in note 3 to “Prospectus Summary—Summary Consolidated Financial Data” and a reconciliation of Adjusted EBITDA to cash flows from operating activities is set forth under “Management’s Discussion and Analysis of Financial Results of Operations—Debt Covenants.” References in this prospectus to compound annual growth rate, or CAGR, refer to the growth rate of the item measured over the applicable period as if it had grown at a constant rate on an annually compounded basis. We believe that the presentation of CAGR is useful to investors in assessing growth over time but caution should be taken in reliance on CAGR as a sole measure of growth as it may understate the potential effects of volatility by presenting trends at a steady rate.

Our Company

We are a leading provider of technology-driven, voice-oriented solutions. We offer our clients a broad range of communications and infrastructure management solutions that help them manage or support critical communications. The scale and processing capacity of our proprietary technology platforms, combined with our world-class expertise and processes in managing telephony and human capital, enable us to provide our clients with premium outsourced communications solutions. Our automated service and conferencing solutions are designed to improve our clients’ cost structure and provide reliable, high-quality services. Our solutions also help deliver mission-critical services, such as public safety and emergency communications. We serve Fortune 1000 companies and other clients in a variety of industries, including telecommunications, banking, retail, financial services, technology and healthcare, and have sales and operations in the United States, Canada, Europe, the Middle East, Asia Pacific and Latin America.

Since our founding in 1986, we have invested significantly to expand our technology platforms and develop our operational processes to meet the complex communication needs of our clients. We have evolved into a predominantly automated processor of voice-oriented transactions and a provider of network infrastructure solutions for the communications needs of our clients. In 2008, we grew revenue by 7.0% over 2007 to $2,247.4 million and generated $633.6 million in adjusted EBITDA, or 28.2% margins, $19.5 million in net income and $287.4 million in cash flows from operating activities. For the nine months ended September 30, 2009, we grew revenue by 5.8% over the comparable period in 2008 to $1,772.9 million and generated $483.4 million in adjusted EBITDA, or 27.3% margins, $63.7 million in net income and $200.8 million in cash flows from operating activities. See “—Summary Consolidated Financial Data.”

Investing in technology and developing specialized expertise in the industries we serve are critical components to our strategy of enhancing our services and delivering operational excellence. In 2008, we managed over 16.5 billion telephony minutes and over 61 million conference calls, facilitated over 240 million 9-1-1 calls, and delivered over 307 million notification calls and 60 million data messages. With approximately 500,000 telephony ports to handle conference calls, alerts and notifications and customer service, we believe our platforms provide scale and flexibility to handle greater transaction volume than our competitors, offer superior service and develop new offerings. These ports include approximately 150,000 Internet Protocol (“IP”) ports, which we believe provide us with the only large-scale proprietary IP-based global conferencing platform deployed and in use today. Our technology-driven platforms allow us to provide a broad range of complementary automated and agent-based service offerings to our diverse client base.

Our Services

We believe we have built our reputation as a best-in-class service provider over the past 23 years by delivering differentiated, high-quality solutions for our clients. Our portfolio of technology-driven, voice-oriented solutions includes:

Unified Communications

—

Conferencing & Collaboration Services. Operating under the InterCall brand, we are the largest conferencing services provider in the world based on conferencing revenue, according to Wainhouse Research, and managed over 61 million conference calls in 2008. We provide our clients with an integrated global suite of meeting replacement services. These include on-demand automated conferencing services, operator-assisted services for complex audio conferences or large events, web conferencing services that allow clients to make presentations and share applications and documents over the Internet, and video conferencing applications that allow clients to experience real-time video presentations and conferences.

—

Alerts & Notifications Services. Our solutions leverage our proprietary technology platforms to allow clients to manage and deliver automated personalized communications quickly and through multiple delivery channels (voice, text messaging, email and fax). For example, we deliver patient notifications and appointment reminders on behalf of our medical and dental clients, provide travelers with flight arrival and departure updates on behalf of our transportation clients and transmit emergency evacuation notices on behalf of municipalities. Our platform also enables two-way communications that allow the recipients of a message to respond with relevant information to our clients.

Communication Services

—	Automated Services

—

Emergency Communications Services. We are the largest provider of emergency communications infrastructure systems and services that support regulatory compliance and public safety mandates, based on the number of 9-1-1 calls facilitated. Our solutions are critical in facilitating public safety agencies’ ability to coordinate responses to emergency events. We provide the network database solution that routes emergency calls to the appropriate 9-1-1 centers and allows the appropriate first responders (police, fire, ambulance) to be assigned to those calls. Our clients generally enter into long-term contracts and fund their obligations through monthly charges on users’ local telephone bills. We also provide fully-integrated desktop communications technology solutions to public safety agencies that enable enhanced 9-1-1 call handling.

—

Automated Customer Service. Over the last 20 years we believe we have developed a best-in-class suite of automated voice-oriented solutions. Our solutions allow our clients to effectively communicate with their customers through inbound and outbound interactive voice response (IVR) applications using natural language speech recognition, automated voice prompts and network-based call routing services. In addition to these front-end customer service applications, we also provide analyses that help our clients improve their automated communications strategy. Our automated services technology platforms serve as the backbone of our telephony management capabilities and our scale and operational flexibility have helped us launch and grow other key services, such as conferencing, alerts and notifications and West at Home.

—

Agent-Based Services. We provide our clients with large-scale, agent-based services, including inbound customer care, customer acquisition and retention, business-to-business sales and account management, overpayment identification and recovery services, and collection of receivables on behalf of our clients. We have a flexible model with both on-shore and off-shore capabilities to fit our clients’ needs. We believe that we are known in the industry as a premium provider of these services, and we seek opportunities with clients for whom our services can add value while maintaining attractive margins for us. Our West at Home agent service is a remote call handling model that uses employees who work out of their homes. This service has a distinct advantage over traditional facility-based call center solutions by attracting higher quality agents. This model helps enhance our cost structure and significantly reduces our capital requirements.

Market Opportunity

Over the past 23 years, we have focused on leveraging our strengths in voice-oriented markets to serve the increasingly complex communications needs of our target client base. The global customer care business process outsourcing (“BPO”) market was estimated to be approximately $59 billion in 2008 with a projected compound annual growth rate (“CAGR”) through 2013 of over 9% according to IDC. In this market, we target opportunities where we can operate with a sustained competitive advantage and drive the highest levels of profitability. We have built on our position in this market by investing in emerging service delivery models with attractive end-market growth characteristics, such as West at Home customer care, that provide a higher quality of service to our clients. We believe we are one of the largest providers of this home-based model, having invested in this market early as client adoption began to accelerate. According to DataMonitor, the global agent base for providing home-based services is expected to grow at a 33% CAGR through 2012.

Our investment strategy has evolved over the years as we have targeted new and complementary markets that not only leverage our depth of expertise in voice-oriented solutions but also deliver value through less labor- intensive areas such as conferencing and collaboration, emergency communications and alerts and notifications services. Consistent with this strategy, we entered the conferencing and collaboration services market with our acquisition of InterCall in 2003. Through organic growth and multiple strategic acquisitions, we have built on our initial success with our InterCall brand to become the leading global provider of conferencing services in 2008 based on revenue, according to Wainhouse Research.

The global market for unified communications services was $5.6 billion in 2008 and is expected to grow at a CAGR of 18.9% through 2013 according to Wainhouse Research. We believe this growth is being driven by a number of factors, including increased globalization of business activity, focus on lower costs, increased adoption of conferencing and collaboration services and increasing awareness of the need for rapid communication during emergencies. By leveraging our global sales team and diversified client base, we intend to continue targeting higher growth, underserved markets.

The emergency communications infrastructure services market represents a complementary opportunity that allows us to diversify into end-markets that are less susceptible to downturns in the economy. According to Compass Intelligence, approximately $3.3 billion of government-sponsored funds are estimated to be available for 9-1-1 software, hardware and systems expenditures in 2009 and such funds are expected to grow at a 7% CAGR through 2013.

Business Evolution Since the Recapitalization

Over the past several years, we have expanded our capabilities and repositioned our business to meet the growing needs of our clients, addressing attractive new markets with strong demand characteristics and growth profiles. Our evolution during this time frame has resulted in a meaningful shift of our business mix towards a higher growth, higher margin automated processing model. As we continue to increase the level of automated services we provide, we intend to pursue opportunities in markets where we have industry expertise and clients place a premium on the quality of service provided. Since 2005, we have invested approximately $1.6 billion in strategic acquisitions of value-added service providers, including approximately $800 million since our recapitalization in 2006. We have increased our penetration into higher growth international conferencing markets, strengthened our alerts and notifications services business and established a leadership position in emergency communication infrastructure management services. We have also meaningfully reoriented our business to address the emergence of unified communication products, a fast-growing demand trend. The following summaries further highlight the steps we have taken to improve our business:

—

Evolved into a Predominantly Automated Solutions Business. We have continued our evolution into a diversified and automated technology-driven service provider. Our revenue from automated services businesses grew from 37% of total revenue in 2005 to 64% for the nine months ended September 30, 2009, and our operating income from automated services businesses grew from 53% of total operating income to 93% over the same period. This shift in business mix towards higher growth and higher margin automated processing businesses has driven our adjusted EBITDA margin from 25% in 2005 to 27% for the nine months ended September 30, 2009.

—

Expanded Emergency Communications Services. In early 2006, we acquired Intrado and, in 2008, we acquired HBF Communications and Positron Public Safety Systems to become the leading provider of 9-1-1 and emergency communications infrastructure services to telecommunications service providers, government agencies and public safety organizations, based on the number of 9-1-1 calls facilitated. To complement these acquisitions, we have steadily increased our presence in this market through substantial investments in proprietary systems to develop IP-based emergency communications services capabilities. This business is characterized by long-term client contracts.

—

Expanded Conferencing Presence. Through both organic growth and acquisitions, we have been successful in expanding the reach of our conferencing services both domestically and internationally. Our conferencing services volume has grown from approximately 21 million calls in 2006 to over 61 million calls in 2008. In addition, we increased our worldwide presence in this market by acquiring Genesys, a global conferencing services provider, in May 2008 and we are now the largest conferencing services provider in the world based on conferencing revenue, according to Wainhouse Research.

—

Strengthened Alerts and Notifications Business. In 2007, we increased our presence in the high growth, high margin alerts and notifications business through the acquisitions of CenterPost Communications and TeleVox. We now provide automated communication solutions across more industries, including financial services, communications, transportation and pharmacy. TeleVox delivers patient notifications to a diverse base of clients in the medical and dental markets as well as certain other commercial clients such as regional utilities and credit unions.

—

Revised Our Organizational Structure. During the third quarter of 2009, we began operating in two segments, Unified Communications and Communication Services. We moved our alerts and notifications division from the Communication Services segment into the Unified Communications segment to leverage the sales channel and product distribution expertise developed in the conferencing and collaboration business, including the management of a field sales force and the acquisition of customers over the Internet, to facilitate growth. The receivables management division is now part of the Communication Services segment, which is expected to continue to facilitate the use of a common sales force and shared contact center infrastructure to better coordinate agent and workstation productivity and more cost-effectively allocate resources. This revised organizational structure is intended to more closely align each business line with the allocation of resources by our management team and more closely reflects how we manage our business.

Our Competitive Strengths

We have developed operational and market expertise to serve the needs of clients who place a premium on the services we provide. We believe the following strengths have helped us to establish a leading competitive position in the markets we serve.

—

Proven Business Model Built Over Decades. We have built a strong and stable business model that has delivered a 33% revenue CAGR since our inception in 1986 and helped our clients by processing billions of minutes of their voice-oriented transactions. As demand for outsourced solutions grows with greater adoption of our technologies and services and the global trend towards business process outsourcing, we believe our long history of delivering results for our clients combined with our scale and the significant investments we have made in our businesses provide us with a significant competitive advantage.

—

Broad Portfolio of Product Offerings with Attractive Value Proposition. Our technology-driven platforms combined with our operational expertise and processes allow us to provide a broad range of complementary automated and agent-based service offerings that help establish deep relationships with our clients. Our ability to efficiently and cost-effectively process high volume, complex transactions for our clients facilitates their critical communications and helps improve their cost structure.

—

Scalable Operating Model. We have developed integrated proprietary platforms that we believe form one of the largest multi-carrier, multi-protocol secure managed networks. By allowing us to focus our research and development efforts on new services for multiple transaction types, our highly scalable operating model enables us to enhance our value proposition to clients and achieve greater efficiencies and returns from our infrastructure and invested capital. We also benefit from our ability to use our infrastructure and human capital across our business lines providing for the most efficient and opportunistic use of resources.

—	Strong, Recurring Client Relationships and Transactions. The nature of our deep strategic and operational partnerships with our clients has allowed us to build long-lasting relationships with clients who operate in a broad range of industries, including telecommunications, banking, retail, financial services, technology and healthcare. Our top ten clients during the nine months ended September 30, 2009 have an average tenure of approximately ten years. During the nine months ended September 30, 2009, our 100 largest clients represented approximately 56% of our revenue and approximately 47% of our revenue came from clients purchasing multiple service offerings.

—

Large-Scale, Technology-Driven Platforms. We leverage our strengths in technology, telephony and human capital management to process voice-oriented transactions for our clients. With approximately 500,000 telephony ports to handle conference calls, alerts and notifications and customer service, our platforms provide scale and flexibility to handle greater transaction volume than our competitors, offer superior service and develop new offerings. These ports include approximately 150,000 IP ports, which we believe provide us with the only large-scale proprietary IP-based global conferencing platform deployed and in use today.

—

Experienced Management Team. Our senior leadership has an average tenure of 11 years with us and has delivered strong results through various market cycles, both as a public and as a private company. As a group, this team has created a culture of superior client service and has been able to achieve a 17% revenue CAGR over the past ten years. We also have established a long track record of successfully acquiring and integrating companies to drive growth and margin expansion.

Our Growth Strategy

Our strategy is to identify growing markets where we can deploy our existing assets and expertise to strengthen our competitive position. Our strategy is supported by our commitment to superior client service, operational excellence and technological and market leadership. Key aspects of our strategy include the following:

Drive Revenue and Profit Opportunities

—

Expand Relationships with Existing Clients. We are focused on deepening and expanding relationships with our existing clients by delivering value in the form of reduced costs, improved customer relationships and enhanced revenue opportunities. Approximately 47% of our revenue for the nine months ended September 30, 2009 came from clients purchasing multiple service offerings from us. As we demonstrate the value that our services provide, often starting with a discrete service, we are frequently able to expand the size and scope of our client relationships.

—

Develop New Client Relationships. In addition to expanding and enhancing our existing relationships, we will pursue new client opportunities. We will continue to focus on building long-term client relationships across a wide range of industries and geographies to further diversify our revenue base. We target clients in industries in which we have expertise or other competitive advantages and an ability to deliver a wide range of solutions that have a meaningful impact on their business. For example, our acquisition of Genesys in 2008 combined with our expertise in conferencing and collaboration services has allowed us to penetrate substantial new international markets. By continuing to add long-term client relationships in large and growing markets, we believe we enhance the stability and growth potential of our revenue base.

Enhance Utilization of Deployed Assets

—

Continue to Enhance Leading Technology Capabilities. We believe our service offerings are enhanced by our superior technology capabilities and track record of innovation. We have approximately 300 pending patent applications for technology and processes that we have developed. Many of our advances in technology and new uses for our platforms have been achieved in close partnership with our clients, and we will continue to target technology-driven solutions that enable our clients to realize significant benefits. In addition to strengthening our client relationships, we believe our focus on technology facilitates our ongoing evolution towards a diversified, predominantly automated and technology-driven operating model.

—

Continue to Deliver Operational Excellence. We intend to continue to increase productivity and performance for our clients by leveraging our expertise in technology and telephony to efficiently process voice-oriented transactions. Our ability to provide improvements in processes is an important aspect of our value proposition to clients, and we will continue to leverage our proprietary technology infrastructure and shared services platform to manage higher value transactions and achieve cost savings for our clients and ourselves. In addition, we intend to continue to focus our efforts and expenditures in areas that we believe provide the greatest opportunity for profit enhancement.

Pursue Attractive Markets and Services

—

Target Growth Opportunities. We will continue to seek opportunities to expand our capabilities across industries and service offerings. We expect this will occur through a combination of organic growth, as well as strategic partnerships, alliances and acquisitions to expand into new service offerings as well as into new industries. Since 2005, we have invested approximately $1.6 billion in strategic acquisitions. We believe there are acquisition candidates that will enable us to expand our capabilities and markets and intend to continue to evaluate acquisitions in a disciplined manner and pursue those that provide attractive opportunities to enhance our growth and profitability.

Risk Factors

Our business is subject to numerous risks and uncertainties, as more fully described under “Risk Factors”, which you should carefully consider prior to deciding whether to invest in our common stock. For example,

•	recent global economic trends could adversely affect our business, results of operations and financial condition, primarily through disrupting our clients’ businesses;

•	we may not be able to compete successfully in some of our highly competitive markets, which could adversely affect our business, results of operations and financial condition;

•	we may not be able to generate sufficient cash to service all of our indebtedness and fund our other liquidity needs;

•	the success of our business depends on our ability to keep pace with our clients’ needs for rapid technological change and systems availability;

•	a large portion of our revenue is generated from a limited number of clients, and the loss of one or more key clients would result in the loss of revenue;

•	increases in the cost of voice and data services or significant interruptions in these services could adversely affect our business, results of operations and financial condition;

•	potential future impairments of our substantial goodwill, intangible assets, or other long-lived assets could adversely affect our financial condition and results of operations;

•	we had a negative net worth as of September 30, 2009, which may make it more difficult and costly for us to obtain financing in the future and may otherwise negatively impact our business;

•	decreases in our collections may have an adverse effect on our receivables management business;

•	we may be affected by existing and future litigation and regulatory restrictions;

•	we may be unable to protect the personal data of our clients’ customers or our own proprietary technology;

•	our foreign operations subject us to risks inherent in conducting business internationally, including those related to political, economic and other conditions as well as foreign exchange rates; and

•	we may not be able to successfully identify or integrate recent and future acquisitions.

Corporate Information

We are a Delaware corporation that was founded in 1986. On October 24, 2006, we completed a recapitalization (the “recapitalization”) of the company in a transaction sponsored by an investor group led by Thomas H. Lee Partners, L.P. and Quadrangle Group LLC (the “Sponsors”) pursuant to the Agreement and Plan of Merger, dated as of May 31, 2006, between us and Omaha Acquisition Corp., a Delaware corporation formed by the Sponsors for the purpose of our recapitalization. Pursuant to such recapitalization, Omaha Acquisition Corp. was merged with and into West Corporation, with West Corporation continuing as the surviving corporation, and our publicly traded securities were cancelled in exchange for cash.

We financed the recapitalization with equity contributions from the Sponsors and the rollover of a portion of our equity interests held by Gary and Mary West, the founders of West, and certain members of management, along with a new $2.1 billion senior secured term loan facility, a new senior secured revolving credit facility providing financing of up to $250.0 million (none of which was drawn at the closing of the recapitalization) and the private placement of $650.0 million aggregate principal amount of 9.5% senior notes due 2014 and $450.0 million aggregate principal amount of 11% senior subordinated notes due 2016.

Our principal executive offices are located at 11808 Miracle Hills Drive, Omaha, Nebraska 68154 and our telephone number at that address is (402) 963-1200. Our website address is www.west.com. None of the information on our website or any other website identified herein is part of this prospectus. All website addresses in this prospectus are intended to be inactive textual references only.

The Offering

Common stock offered by us	shares

Common stock offered by selling stockholders	shares

Common stock to be outstanding after this offering	shares shares

Use of proceeds	We intend to use the net proceeds from this offering to repay indebtedness, to fund amounts payable to the Sponsors upon the termination of our management agreement and for working capital and other general corporate purposes. See “Use of Proceeds.”

We will not receive any proceeds from the shares sold by the selling stockholders.

Risk factors	You should read carefully the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Select Market symbol	“WSTC”

The number of shares of our common stock to be outstanding following this offering is based on              shares of our common stock outstanding as of September 30, 2009, but excludes:

•	shares of common stock issuable upon exercise of options outstanding as of September 30, 2009 at a weighted average exercise price of $ per share;

•	shares of common stock reserved as of September 30, 2009 for future issuance under our Stock Plan; and

•

             shares of common stock reserved for future issuance under our stock-based compensation plans, including              shares of common stock reserved for issuance under our              Equity Incentive Plan, which will become effective on the date of this prospectus.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•

assuming an initial public offering price of $             per share, the mid-point of the range set forth on the cover page of this prospectus, the conversion of all outstanding shares of our Class A common stock and Class L common stock into              shares of our common stock in connection with this offering (the “Common Stock Conversion”); and

•	no exercise by the underwriters of their option to purchase up to additional shares.

The following table shows the anticipated holdings and proceeds that each of our Sponsors, directors and executive officers are expected to receive in connection with the offering based on an assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions:

Name	Shares held following Offering	Cash Proceeds from Offering (3)

Sponsors

Thomas H. Lee Funds(1)

Quadrangle Group Funds(2)

Directors and Executive Officers

Thomas B. Barker

Anthony J. DiNovi

Soren L. Oberg

Joshua L. Steiner

Jeff T. Swenson

Nancee R. Berger

Mark V. Lavin

Paul M. Mendlik

David C. Mussman

Steven M. Stangl

Todd Strubbe

David J. Treinen

(1)	Includes Thomas H. Lee Equity Fund VI, L.P.; Thomas H. Lee Parallel Fund VI, L.P.; THL Equity Fund VI Investors (West), L.P.; Thomas H. Lee Parallel (DT) Fund VI, L.P.; THL Coinvestment Partners, L.P.; and THL Equity Fund VI Investors (West) HL, L.P. (collectively, the “THL Funds”); Putnam Investment Holdings, LLC; and Putnam Investments Employees’ Securities Company III LLC.
(2)	Includes Quadrangle Capital Partners II LP; Quadrangle Select Partners II LP; and Quadrangle Capital Partners II-A LP (collectively, the “Quadrangle Funds”).
(3)	Includes a payment of approximately $ million to the THL Funds and $ million to the Quadrangle Funds in connection with the termination of a management agreement. See “Certain Relationships and Related Party Transactions.”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize the consolidated financial data for our business as of the dates and for the periods presented. Our historical results are not necessarily indicative of future operating results. You should read this summary consolidated financial data in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(in millions, except per share amounts)
Consolidated Statement of Operations Data:
Revenue	$1,856.0	$2,099.5	$2,247.4	$1,675.7	$1,772.9
Cost of services	818.5	912.4	1,015.0	756.2	798.9
Selling, general and administrative expenses(1)	800.3	840.5	881.6	657.9	680.8

Operating income	237.2	346.6	350.8	261.6	293.2
Interest expense	(94.8)	(332.4)	(313.0)	(217.9)	(193.8)
Other income (expense)	8.2	13.4	(8.6)	(0.3)	1.7

Income before income tax expense and noncontrolling interest	150.6	27.6	29.2	43.4	101.1
Income tax expense	65.5	6.8	11.7	17.4	37.4

Net income	85.1	20.8	17.5	26.0	63.7
Less net income (loss)—noncontrolling interest	16.3	15.4	(2.0)	(2.3)	2.7

Net income—West Corporation	$68.8	$5.4	$19.5	$28.3	$61.0

Earnings (loss) per common share
Diluted—Class L	$1.98	$10.68	$12.24	$9.33	$10.55
Diluted—Class A	$0.64	$(1.20)	$(1.23)	$(0.78)	$(0.56)
Pro forma earnings per common share(2)

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(dollars in millions)
Selected Other Data:
Net cash flows from operating activities	$215.7	$263.9	$287.4	$160.6	$200.8
Net cash flows used in investing activities	(812.3)	(454.9)	(597.5)	(395.9)	(57.4)
Net cash flows from (used in) financing activities	780.7	118.1	342.0	345.7	(232.2)
Capital expenditures	113.9	103.7	105.4	78.0	95.3
Adjusted EBITDA(3)	501.9	584.1	633.6	456.0	483.4
Adjusted EBITDA margin(4)	27.0%	27.8%	28.2%	27.2%	27.3%

	As of September 30, 2009
	Actual	Pro Forma As Adjusted(6)
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$82.2
Working capital	$139.6
Total assets	$3,146.2
Long-term debt, net of current portion(5)	$3,640.7
Class L common stock	$1,272.5
Total stockholders’ equity (deficit)	$(2,387.0)

(1)	Includes stock-based compensation of $28.7 million, $1.3 million and $1.4 million for the years ended December 31, 2006, 2007 and 2008, respectively, and $1.0 million and $1.3 million for the nine months ended September 30, 2008 and 2009, respectively.
(2)	Represents earnings per common share after giving effect to the Common Stock Conversion.
(3)	The term “EBITDA” refers to earnings before interest expense, taxes, depreciation and amortization, and the term “Adjusted EBITDA” refers to earnings before interest expense, share based compensation, taxes, depreciation and amortization, non-recurring litigation settlement costs, impairments and other non-cash reserves, transaction costs and after-acquisition synergies. We present Adjusted EBITDA because our management team uses it as an important supplemental measure in evaluating our operating performance and preparing internal forecasts and budgets, and we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also use Adjusted EBITDA as a liquidity measure in assessing compliance with our senior credit facilities. For a reconciliation of Adjusted EBITDA to cash flows from operating activities and a description of the material covenants contained in our senior credit facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Covenants.” We believe that the presentation of Adjusted EBITDA is useful because it provides important insight into our profitability trends and allows management and investors to analyze operating results with and without the impact of certain non-cash charges, such as depreciation and amortization, share-based compensation and impairments and other non-cash reserves, as well as certain litigation settlement and transaction costs and after-acquisition synergies. Although we use Adjusted EBITDA as a financial measure to assess the performance of our business and as a measure of our liquidity, Adjusted EBITDA is not a measure of financial performance or liquidity under generally accepted accounting principles (“GAAP”) and the use of Adjusted EBITDA is limited because it does not include certain material costs, such as depreciation, amortization and interest, necessary to operate our business and includes adjustments for synergies that have not been realized. In addition, as disclosed below, certain adjustments included in our calculation of Adjusted EBITDA are based on management’s estimates and do not reflect actual results. For example, post-acquisition synergies included in Adjusted EBITDA are determined in accordance with our senior credit facilities, which provide for an adjustment to EBITDA, subject to certain specified limitations, for reasonably identifiable and factually supportable cost savings projected by us in good faith to be realized as a result of actions taken following an acquisition. While we use net income as a measure of performance, we also believe that Adjusted EBITDA, when presented along with net income, provides balanced disclosure which, for the reasons set forth above, is useful to investors and management in evaluating our operating performance and profitability. Adjusted EBITDA included in this prospectus should be considered in addition to, and not as a substitute for, net income (loss) as calculated in accordance with GAAP as a measure of performance. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies. Set forth below is a reconciliation of EBITDA and Adjusted EBITDA to net income.

(continued)

	Year ended December 31,			Nine months ended September 30,
	2006	2007	2008	2008	2009
	(in millions)
Net income	$85.1	$20.8	$17.5	$26.0	$63.7
Interest expense	94.8	332.4	313.0	217.9	193.8
Depreciation and amortization	136.9	182.8	183.5	135.2	141.3
Income tax expense	65.5	6.8	11.7	17.4	37.4

EBITDA	382.3	542.8	525.7	396.5	436.2

Provision for share-based compensation(a)	28.7	1.3	1.4	1.0	1.3
Acquisition synergies and transaction costs(b)	89.6	22.0	21.0	14.0	14.7
Non-cash portfolio impairments(c)	—	1.0	76.4	44.1	25.5
Site closure and other impairments(d)	—	1.3	2.7	0.4	3.2
Non-cash foreign currency (gain) loss(e)	—	—	6.4	—	(0.9)
Non-recurring litigation settlement costs(f)	—	15.7	—	—	3.4
Synthetic lease interest(g)	1.3	—	—	—	—

Adjusted EBITDA(h)	$501.9	$584.1	$633.6	$456.0	$483.4

(a)	Represents total share based compensation expense determined at fair value in accordance with Accounting Standards Codification Topic 718, Share-Based Payment (“ASC 718”) (formerly SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”)).
(b)	Represents, for each period presented, unrealized synergies for acquisitions, consisting primarily of headcount reductions and telephony-related savings, direct acquisition expenses, transaction costs incurred with the recapitalization and the exclusion of the negative EBITDA in one acquired entity, which was an unrestricted subsidiary under the indentures governing our outstanding notes. Amounts shown are permitted to be added to “EBITDA” for purposes of calculating our compliance with certain covenants under our credit facility and the indentures governing our outstanding notes.
(c)	Represents non-cash portfolio receivable allowances.
(d)	Represents site closures and other asset impairments.
(e)	Represents the unrealized loss on foreign denominated debt and the loss on transactions with affiliates denominated in foreign currencies.
(f)	Class action litigation settlement, net of estimated insurance proceeds, and related legal costs.
(g)	Represents interest incurred on a synthetic building lease, which was purchased in September 2006.
(h)	Adjusted EBITDA does not include pro forma adjustments for acquired entities of $49.1 million in 2008 and $9.1 million in 2007 as is permitted in the debt covenants. Pro forma adjustments for acquired entities for the trailing twelve months ended September 30, 2009 and 2008 were $2.2 million and $59.0 million, respectively.

(4)	Represents Adjusted EBITDA as a percentage of revenue.
(5)	Long-term debt, net of current position is equal to total debt less portfolio notes payable and current portion of long-term debt.
(6)	The pro forma as adjusted column in the consolidated balance sheet data table reflects the pro forma effect of the Common Stock Conversion. The pro forma as adjusted column gives further effect to the sale of shares of common stock in this offering, at an assumed initial public offering price of $ per share, the mid-point of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us and the application of our net proceeds from this offering.

RISK FACTORS

Investing in our common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully consider the following factors before investing in our common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our common stock could decline if one or more of these risks and uncertainties actually occurs, causing you to lose all or part of the money you paid to buy our shares. Certain statements in “Risk Factors” are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” elsewhere in this prospectus.

Risks Related to Our Business

Recent global economic trends could adversely affect our business, results of operations and financial condition, primarily through disrupting our clients’ businesses.

Recent global economic conditions, including disruption of financial markets, could adversely affect our business, results of operations and financial condition, primarily through disrupting our clients’ businesses. Higher rates of unemployment and lower levels of business generally adversely affect the level of demand for certain of our services. In addition, continuation or worsening of general market conditions in the United States economy or other national economies important to our businesses may adversely affect our clients’ level of spending, ability to obtain financing for purchases and ability to make timely payments to us for our services, which could require us to increase our allowance for doubtful accounts, negatively impact our days sales outstanding and adversely affect our results of operations.

We may not be able to compete successfully in our highly competitive industries, which could adversely affect our business, results of operations and financial condition.

We face significant competition in many of the markets in which we do business and expect that this competition will intensify. The principal competitive factors in our business are range of service offerings, global capabilities and price and quality of services. In addition, we believe there has been an industry trend to move agent-based operations toward offshore sites. This movement could result in excess capacity in the United States, where most of our current capacity exists. The trend toward international expansion by foreign and domestic competitors and continuous technological changes may erode profits by bringing new competitors into our markets and reducing prices. Our competitors’ products, services and pricing practices, as well as the timing and circumstances of the entry of additional competitors into our markets, could adversely affect our business, results of operations and financial condition.

Our Unified Communications segment faces technological advances and consolidation, which have contributed to pricing pressures. Competition in the web and video conferencing services arenas continues to increase as new vendors enter the marketplace and offer a broader range of conferencing solutions through new technologies, including, without limitation, Voice over Internet Protocol, on-premise solutions, private branch exchange (“PBX”) solutions, unified communications solutions and equipment and handset solutions.

Our Communication Services segment’s agent-based business and growth depend in large part on the industry trend toward outsourcing. This trend may not continue, or may continue at a slower pace, as organizations may elect to perform these services themselves. In addition, our Communication Services segment faces risks from technological advances that we may not be able to successfully address. We compete with third-party collection agencies, other financial service companies and credit originators. Some of these companies have substantially greater personnel and financial resources than we do. In addition, companies with greater financial resources than we have may elect in the future to enter the consumer debt collection business.

There are services in each of our business segments that are experiencing pricing declines. If we are unable to offset pricing declines through increased transaction volume and greater efficiency, our business, results of operations and financial condition could be adversely affected.

Our business depends on our ability to keep pace with our clients’ needs for rapid technological change and systems availability.

Technology is a critical component of our business. We have invested in sophisticated and specialized computer and telephone technology and we anticipate that it will be necessary for us to continue to select, invest in and develop new and enhanced technology on a timely basis in the future in order to remain competitive. Our future success depends in part on our ability to continue to develop technology solutions that keep pace with evolving industry standards and changing client demands. Introduction of new methods and technologies brings corresponding risks associated with effecting change to a complex operating environment and, in the case of adding third party services, results in a dependency on an outside technology provider.

A large portion of our revenue is generated from a limited number of clients, and the loss of one or more key clients would result in the loss of revenue.

Our 100 largest clients represented approximately 56% of our total revenue for the year ended December 31, 2008 with one client, AT&T, accounting for approximately 13% of our total revenue. Subject to advance notice requirements and a specified wind down of purchases, AT&T may terminate certain of its contracts with us with or without cause at any time. If we fail to retain a significant amount of business from AT&T or any of our other significant clients, our business, results of operations and financial condition could be adversely affected.

We serve clients and industries that have experienced a significant level of consolidation in recent years. Additional consolidation could occur in which our clients could be acquired by companies that do not use our services. The loss of any significant client would result in a decrease in our revenue and could adversely affect our business, results of operations and financial condition.

Our contracts generally are not exclusive and typically do not provide for revenue commitments.

Contracts for many of our services generally enable our clients to unilaterally terminate the contract or reduce transaction volumes upon written notice and without penalty, in many cases based on our failure to attain certain service performance levels. The terms of these contracts are often also subject to renegotiation at any time. In addition, most of our contracts are not exclusive and do not ensure that we will generate a minimum level of revenue. Many of our clients also retain multiple service providers with whom we must compete. As a result, the profitability of each client program may fluctuate, sometimes significantly, throughout the various stages of a program.

Increases in the cost of voice and data services or significant interruptions in these services could adversely affect our business, results of operations and financial condition.

We depend on voice and data services provided by various telecommunications providers. Because of this dependence, any change to the telecommunications market that would disrupt these services or limit our ability to obtain services at favorable rates could adversely affect our business, results of operations and financial condition. While we have entered into long-term contracts with many of our telecommunications providers, there is no obligation for these vendors to renew their contracts with us or to offer the same or lower rates in the future. In addition, these contracts are subject to termination or modification for various reasons outside of our control. An adverse change in the pricing of voice and data services that we are unable to recover through price increases of our services, or any significant interruption in voice or data services, could adversely affect our business, results of operations and financial condition.

Pending and future litigation may divert management’s time and attention and result in substantial costs of defense, damages or settlement, which could adversely affect our business, results of operations and financial condition.

We face uncertainties relating to the pending litigation described in “Business—Legal Proceedings” and we may not ultimately prevail or otherwise be able to satisfactorily resolve this litigation. In addition, other material suits by individuals or certified classes, claims, or investigations relating to the same or similar matters as those described in this prospectus or other aspects of our business, including our obligations to market additional products to our clients’ customers may arise in the future. Furthermore, we generally indemnify our clients against third-party claims asserting intellectual property violations, which may result in litigation. Regardless of the outcome of any of these lawsuits or any future actions, claims or investigations relating to the same or any other subject matter, we may incur substantial defense costs and these actions may cause a diversion of management’s time and attention. Also, we may be required to alter our business practices or pay substantial damages or settlement costs as a result of these proceedings, which could adversely affect our business, results of operations and financial condition. Finally, certain of the outcomes of such litigation may directly affect our business model, and thus our profitability.

We are subject to extensive regulation, which could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business.

The United States Congress, the Federal Communications Commission (“FCC”) and the states and foreign jurisdictions where we provide services have promulgated and enacted rules and laws that govern personal privacy, telephone solicitations, the sale and collection of consumer debt, the provision of emergency communication services and data privacy. As a result, we may be subject to proceedings alleging violation of these rules and laws in the future. Additional rules and laws may require us to modify our operations or service offerings in order to meet our clients’ service requirements effectively, and these regulations may limit our activities or significantly increase the cost of regulatory compliance.

There are numerous state statutes and regulations governing telemarketing activities that do or may apply to us. For example, some states place restrictions on the methods and timing of telemarketing calls and require that certain mandatory disclosures be made during the course of a telemarketing call. Some states also require that telemarketers register in the state before conducting telemarketing business in the state. Such registration can be time consuming and costly. We specifically train our marketing representatives to handle calls in an approved manner. While we believe we are in compliance in all material respects with all federal and state telemarketing regulations, compliance with all such requirements is costly and time consuming. In addition, notwithstanding our compliance efforts, any failure on our part to comply with the registration and other legal requirements applicable to companies engaged in telemarketing activities could have an adverse impact on our business. We could become subject to litigation by private parties and governmental bodies alleging a violation of applicable laws or regulations, which could result in damages, regulatory fines, penalties and possible other relief under such laws and regulations and the accompanying costs and uncertainties of such litigation and enforcement actions.

Security and privacy breaches of the systems we use to protect personal data could adversely affect our business, results of operations and financial condition.

Our databases contain personal data of our clients’ customers, including credit card and healthcare information. Any security or privacy breach of these databases could expose us to liability, increase our expenses relating to the resolution of these breaches and deter our clients from selecting our services. Migration by our emergency communications business to IP-based communication increases this risk. Our data security procedures may not effectively counter evolving security risks, address the security and privacy concerns of existing or potential clients or be compliant with federal, state, and local laws and regulations in all respects. For our international operations, we are obligated to implement processes and procedures to comply with local data privacy regulations. Any failures in our security and privacy measures could adversely affect our business, financial condition and results of operations.

We may not be able to adequately protect our proprietary information or technology.

Our success depends in part upon our proprietary information and technology. We rely on a combination of copyright, patent, trademark and trade secret laws, as well as on confidentiality procedures and non-compete agreements, to establish and protect our proprietary rights in each of our segments. Third parties may infringe or misappropriate our patents, trademarks, trade names, trade secrets or other intellectual property rights, which could adversely affect our business, results of operations and financial condition, and litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The steps we have taken to deter misappropriation of our proprietary information and technology or client data may be insufficient to protect us, and we may be unable to prevent infringement of our intellectual property rights or misappropriation of our proprietary information. Any infringement or misappropriation could harm any competitive advantage we currently derive or may derive from our proprietary rights. In addition, because we operate in many foreign jurisdictions, we may not be able to protect our intellectual property in the foreign jurisdictions in which we operate.

Our technology and services may infringe upon the intellectual property rights of others. Intellectual property infringement claims would be time consuming and expensive to defend and may result in limitations on our ability to use the intellectual property subject to these claims.

Third parties have asserted in the past and may assert claims against us in the future alleging that we are violating or infringing upon their intellectual property rights. Any claims and any resulting litigation could subject us to significant liability for damages. An adverse determination in any litigation of this type could require us to design around a third party’s patent, license alternative technology from another party or reduce or modify our product and service offerings. In addition, litigation is time-consuming and expensive to defend and could result in the diversion of our time and resources. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims.

Our data and operation centers are exposed to service interruption, which could adversely affect our business, results of operations and financial condition.

Our outsourcing operations depend on our ability to protect our data and operation centers against damage that may be caused by fire, natural disasters, pandemics (including H1N1 flu), power failure, telecommunications failures, computer viruses, trojan horses, other malware, failures of our software, acts of sabotage or terrorism, riots and other emergencies. In addition, for some of our services, we are dependent on outside vendors and suppliers who may be similarly affected. In the past, natural disasters such as hurricanes have caused significant employee dislocation and turnover in the areas impacted. If we experience temporary or permanent employee dislocation or interruption at one or more of our data or operation centers through casualty, operating malfunction, data loss, system failure or other events, we may be unable to provide the services we are contractually obligated to deliver. As a result, we may experience a reduction in revenue or be required to pay contractual damages to some clients or allow some clients to terminate or renegotiate their contracts. Failure of our infrastructure due to the occurrence of a single event may have a disproportionately large impact on our business results. Any interruptions of this type could result in a prolonged interruption in our ability to provide our services to our clients, and our business interruption and property insurance may not adequately compensate us for any losses we may incur. These interruptions could adversely affect our business, results of operations and financial condition.

Our future success depends on our ability to retain key personnel. Our inability to continue to attract and retain a sufficient number of qualified employees could adversely affect our business, results of operations and financial condition.

Our future success depends on the experience and continuing efforts and abilities of our management team and on the management teams of our operating subsidiaries. The loss of the services of one or more of these key employees could adversely affect our business, results of operations and financial condition. A large portion of our operations also require specially trained employees. From time to time, we must recruit and train qualified personnel at an accelerated rate in order to keep pace with our clients’ demands and our resulting need for specially trained employees. If we are unable to continue to hire, train and retain a sufficient labor force of qualified employees, our business, results of operations and financial condition could be adversely affected.

Increases in labor costs and turnover rates could adversely affect our business, results of operations and financial condition.

Portions of our Communication Services segment’s agent-based services are very labor intensive and experience high personnel turnover. Significant increases in the employee turnover rate could increase recruiting and training costs and decrease operating effectiveness and productivity. Moreover, many of our employees are hired on a part-time basis, and a significant portion of our costs consists of wages to hourly workers. In July 2009, the federal minimum wage rate increased to $7.25 per hour. Further increases in the minimum wage or labor regulation could increase our labor costs. The introduction of any federal or state requirements relating to mandatory minimum health insurance coverage for employees could also increase our labor costs. Increases in our labor costs, costs of employee benefits or employment taxes could adversely affect our business, results of operations and financial condition.

Because we have operations in countries outside of the United States, we may be subject to political, economic and other conditions affecting these countries that could result in increased operating expenses and regulation.

We operate or rely upon businesses in numerous countries outside the United States. We may expand further into additional countries and regions. There are risks inherent in conducting business internationally, including the following:

•	difficulties in staffing and managing international operations;

•	accounting (including managing internal control over financial reporting in our non-U.S. subsidiaries), tax and legal complexities arising from international operations;

•	burdensome regulatory requirements and unexpected changes in these requirements, including data protection requirements;

•	data privacy laws that may apply to the transmission of our clients’ and employee’s data to the U.S.;

•	localization of our services, including translation into foreign languages and associated expenses;

•	longer accounts receivable payment cycles and collection difficulties;

•	political and economic instability;

•	fluctuations in currency exchange rates;

•	potential difficulties in transferring funds generated overseas to the U.S. in a tax efficient manner;

•	seasonal reductions in business activity during the summer months in Europe and other parts of the world;

•

differences between the rules and procedures associated with handling emergency communications in the United States and those related to IP emergency communications originated outside of the United States; and

•	potentially adverse tax consequences.

If we cannot manage our international operations successfully, our business, results of operations and financial condition could be adversely affected.

Changes in foreign exchange rates may adversely affect our revenue and net income attributed to foreign subsidiaries.

We conduct business in countries outside of the United States. Revenue and expense from our foreign operations are typically denominated in local currencies, thereby creating exposure to changes in exchange rates. Revenue and profit generated by our international operations will increase or decrease compared to prior periods as a result of changes in foreign currency exchange rates. Adverse changes to foreign exchange rates could decrease the value of revenue we receive from our international operations and have a material adverse impact on our business. Generally, we do not attempt to hedge our foreign currency transactions.

If we are unable to complete future acquisitions, our business strategy and earnings may be negatively affected.

Our ability to identify and take advantage of attractive acquisitions or other business development opportunities is an important component in implementing our overall business strategy. We may be unable to identify, finance or complete acquisitions or to do so at attractive valuations. Given the current illiquid capital markets, we may not be able to borrow sufficient additional funds, which may adversely affect our acquisition strategy.

If we are unable to integrate or achieve the objectives of our recent and future acquisitions, our overall business may suffer.

Our business strategy depends on successfully integrating the assets, operations and corporate functions of businesses we have acquired and any additional businesses we may acquire in the future. The acquisition of additional businesses involves integration risks, including:

•	the diversion of management’s time and attention away from operating our business to acquisition and integration challenges;

•	the unanticipated loss of key employees of the acquired businesses;

•

the potential need to implement or remediate controls, procedures and policies appropriate for a larger company at businesses that prior to the acquisition lacked these controls, procedures and policies;

•

the need to integrate accounting, information management, human resources, contract and intellectual property management and other administrative systems at each business to permit effective management; and

•	our entry into markets or geographic areas where we may have limited or no experience.

We may be unable to effectively or efficiently integrate businesses we have acquired or may acquire in the future without encountering the difficulties described above. Failure to integrate these businesses effectively could adversely affect our business, results of operations and financial condition.

In addition to this integration risk, our business, results of operations and financial condition could be adversely affected if we are unable to achieve the planned objectives of an acquisition. The inability to achieve our planned objectives could result from:

•	the financial underperformance of these acquisitions;

•	the loss of key clients of the acquired business, which may drive financial underperformance; and

•	the occurrence of unanticipated liabilities or contingencies for which we are unable to receive indemnification from the prior owner of the business.

Potential future impairments of our substantial goodwill, intangible assets, or other long-lived assets could adversely affect our business results of operations and financial condition.

As of September 30, 2009, we had goodwill and intangible assets, net of accumulated amortization, of approximately $1.6 billion and $356.4 million, respectively. Management is required to exercise significant judgment in identifying and assessing whether impairment indicators exist, or if events or changes in circumstances have occurred, including market conditions, operating results, competition and general economic conditions. Accounting Standards Codification Topic 350, Intangibles—Goodwill and Other (“ASC 350”) requires that goodwill be tested annually using a two-step process. Any changes in key assumptions about the business units and their prospects or changes in market conditions or other externalities could result in an impairment charge, and such a charge could have a material adverse effect on our business, results of operations and financial condition.

Our ability to recover charged-off consumer receivables may be limited under federal and state laws, which could limit our ability to recover on our charged-off consumer receivables regardless of any act or omission on our part.

Federal and state consumer protection, privacy and related laws and regulations extensively regulate the relationship between debt collectors and debtors. Federal and state laws may limit our ability to recover on our charged-off consumer receivables regardless of any act or omission on our part. Some laws and regulations applicable to credit card issuers may preclude us from collecting on charged-off consumer receivables we purchase if the credit card issuer previously failed to comply with applicable laws in generating or servicing those receivables. Additional consumer protection and privacy protection laws may be enacted that would impose additional or more stringent requirements on the enforcement of and collection on consumer receivables. In addition, federal and state governments are considering, and may consider in the future, other legislative proposals that would further regulate the collection of consumer receivables. Any failure to comply with any current or future laws applicable to us could limit our ability to collect on our charged-off consumer receivable portfolios, which could adversely affect our business, results of operations and financial condition.

Decreases in our collections may have an adverse effect on our receivables management business. In addition, changes in expected collection rates on portfolios held by us may cause us to record allowances for impairment against carrying values of these portfolios.

In our receivables management business, we have purchased charged-off consumer receivable portfolios for a percentage of their face amount. Revenue in respect of many of the purchased receivable portfolios is recognized based on our estimate of future collections. Although these estimates are based on analytics, the actual amount collected on portfolios and the timing of those collections may differ from our estimates. Further deterioration in economic conditions in the United States may lead to higher rates of unemployment and personal bankruptcy filings and decrease the ability of consumers to pay their debts and result in a decline in our collections. If collections on portfolios are materially less than estimated, we may be required to record an impairment on our purchased receivables portfolios that could materially adversely affect our financial results. For the year ended December 31, 2008, we recorded impairment charges aggregating $76.4 million to establish valuation allowances against the carrying value of portfolio receivables as a result of reduced liquidation rates on existing portfolios associated with weaker economic conditions. During the nine months ended September 30, 2009, $25.5 million of valuation allowance impairments were taken.

Risks Related to Our Level of Indebtedness

We may not be able to generate sufficient cash to service all of our indebtedness and fund our other liquidity needs, and we may be forced to take other actions, which may not be successful, to satisfy our obligations under our indebtedness.

At September 30, 2009, our aggregate long-term indebtedness, net of current portion, was $3,640.7 million. In 2008, our consolidated interest expense was approximately $313.0 million. Following the completion of this offering, we expect annual interest expense to be reduced by approximately $            , assuming net proceeds to us in this offering of approximately $            , based on an assumed initial public offering price of $             per share, the mid-point of the range on the cover of this prospectus. Our ability to make scheduled payments or to refinance our debt obligations and to fund our other liquidity needs depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot make assurances that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness and to fund our other liquidity needs.

If our cash flows and capital resources are insufficient to fund our debt service obligations and keep us in compliance with the covenants under our senior secured credit facilities or to fund our other liquidity needs, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot ensure that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements, including our senior secured credit facilities or the indentures that govern our outstanding notes. Our senior secured credit facilities documentation and the indentures that govern the notes restrict our ability to dispose of assets and use the proceeds from the disposition. As a result, we may not be able to consummate those dispositions or use the proceeds to meet our debt service or other obligations, and any proceeds that are available may not be adequate to meet any debt service or other obligations then due.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	the lenders under our senior secured credit facilities could terminate their commitments to lend us money and foreclose against the assets securing our borrowings; and

•	we could be forced into bankruptcy or liquidation.

Our current or future indebtedness could impair our financial condition and reduce the funds available to us for other purposes, and our failure to comply with the covenants contained in our senior secured credit facilities documentation or the indentures that govern our outstanding notes could result in an event of default that could adversely affect our results of operations.

Our current or future indebtedness could adversely affect our business, results of operations or financial condition, including the following:

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, product development, general corporate purposes or other purposes may be impaired;

•

a significant portion of our cash flow from operations may be dedicated to the payment of interest and principal on our indebtedness, which will reduce the funds available to us for our operations, capital expenditures, future business opportunities or other purposes;

•	the debt service requirements of our other indebtedness could make it more difficult for us to satisfy our financial obligations;

•	because we may be more leveraged than some of our competitors, our debt may place us at a competitive disadvantage;

•	our leverage will increase our vulnerability to economic downturns and limit our ability to withstand adverse events in our business by limiting our financial alternatives; and

•	our ability to capitalize on significant business opportunities and to plan for, or respond to, competition and changes in our business may be limited.

Our debt agreements contain, and any agreements to refinance our debt likely will contain, financial and restrictive covenants that limit our ability to incur additional debt, including to finance future operations or other capital needs, and to engage in other activities that we may believe are in our long-term best interests, including to dispose of or acquire assets. Our failure to comply with these covenants may result in an event of default, which, if not cured or waived, could accelerate the maturity of our indebtedness or result in modifications to our credit terms. If our indebtedness is accelerated, we may not have sufficient cash resources to satisfy our debt obligations and we may not be able to continue our operations as planned.

We had a negative net worth as of September 30, 2009, which may make it more difficult and costly for us to obtain financing in the future and may otherwise negatively impact our business.

As of September 30, 2009, we had a negative net worth of $2,387.0 million. Our negative net worth primarily resulted from the incurrence of indebtedness to finance our recapitalization in 2006. As a result of our negative net worth, we may face greater difficulty and expense in obtaining future financing than we would face if we had a greater net worth, which may limit our ability to meet our needs for liquidity or otherwise compete effectively in the marketplace.

Despite our current indebtedness levels and the restrictive covenants set forth in agreements governing our indebtedness, we and our subsidiaries may still incur significant additional indebtedness, including secured indebtedness. Incurring additional indebtedness could increase the risks associated with our substantial indebtedness.

Subject to the restrictions in our debt agreements, we and certain of our subsidiaries may incur significant additional indebtedness, including additional secured indebtedness. Although the terms of our debt agreements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and additional indebtedness incurred in compliance with these restrictions could be significant. As of September 30, 2009, under the terms of our debt agreements, we would be permitted to incur up to approximately $300.0 million of additional tranches of term loans or increases to the revolving credit facility. Depending on the application of net proceeds received by us in this offering, our ability to incur additional indebtedness under our senior secured credit facilities could increase substantially and we may reborrow a portion of the debt repaid following this offering. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we face after this offering could increase.

Our lenders may not be willing or able to fulfill their lending commitments, which could have a material adverse impact on our business and financial condition.

The reduction in financial institutions’ willingness or ability to lend has increased the cost of capital and reduced the availability of credit. Although we currently believe that the financial institutions (other than Lehman Commercial Paper Inc., which is a defaulting lender under our senior secured credit facilities and has not funded $26 million of its commitment) syndicated under our senior secured credit facilities will be able to fulfill their commitments, there is no assurance that these institutions will be able to continue to do so, which could have a material adverse impact on our business and financial condition.

Risks Related to This Offering and Our Common Stock

There has not been a public market for our shares since our recapitalization in 2006 and an active market may not develop or be maintained, which could limit your ability to sell shares of our common stock.

Before this offering, there has not been a public market for our shares of common stock since 2006. Although we intend to apply to list the common stock on the Nasdaq Global Select Market, an active public market for our shares may not develop or be sustained after this offering. The initial public offering price will be determined by negotiations between the underwriters, the selling stockholders and our Board of Directors and may not be representative of the market price at which our shares of common stock will trade after this offering. In particular, we cannot assure you that you will be able to resell our shares at or above the initial public offering price.

The price of our common stock could be volatile.

The overall market and the price of our common stock may fluctuate greatly. The trading price of our common stock may be significantly affected by various factors, including:

•	quarterly fluctuations in our operating results;

•	changes in investors’ and analysts’ perception of the business risks and conditions of our business;

•	our ability to meet the earnings estimates and other performance expectations of financial analysts or investors;

•	unfavorable commentary or downgrades of our stock by equity research analysts;

•	termination of lock-up agreements or other restrictions on the ability of our existing stockholders to sell their shares after this offering;

•	fluctuations in the stock prices of our peer companies or in stock markets in general; and

•	general economic or political conditions.

Future sales of our common stock may lower our stock price.

If our existing stockholders sell a large number of shares of our common stock following this offering, the market price of our common stock could decline significantly. In addition, the perception in the public market that our existing stockholders might sell shares of common stock could depress the market price of our common stock, regardless of the actual plans of our existing stockholders. Immediately after this offering, approximately              shares of our common stock will be outstanding, or              if the underwriters' option is exercised in full. Of these shares,              shares will be available for immediate resale in the public market, including all of the shares in this offering, and              shares will be available for resale 90 days following completion of this offering, except those held by our “affiliates.” Of the remaining shares outstanding, shares are subject to lock-up agreements restricting the sale of those shares for 180 days from the date of this prospectus. However, the underwriters may waive this restriction and allow the stockholders to sell their shares at any time.

In addition, following this offering and the sale by the selling stockholders of the shares offered by them hereby, assuming an initial public offering price of $             per share, which is the mid-point of the range set forth on the cover page of this prospectus, the holders of              shares of common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Available for Future Sale.”

After this offering, we intend to register approximately              shares of common stock that are reserved for issuance upon exercise of options granted under our stock option plans. Once we register these shares, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per share of common stock will be substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. At an offering price of $             per share, the mid-point of the range set forth on the cover of this prospectus, you will incur immediate and substantial dilution in an amount of $             per share of common stock. See “Dilution.”

Moreover, we issued options in the past to acquire common stock at prices significantly below the assumed initial public offering price. As of                     , 2009,              shares of common stock were issuable upon exercise of outstanding stock options with a weighted average exercise price of $             per share. To the extent that these outstanding options are ultimately exercised, you will incur further dilution.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt that our stockholders may find beneficial.

Our certificate of incorporation, bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

•	establishing a classified board of directors so that not all members of our board are elected at one time;

•	providing that directors may be removed by stockholders only for cause.

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	limiting the determination of the number of directors on our board of directors and the filling of vacancies or newly created seats on the board to our board of directors then in office.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our existing stockholders will exert significant influence over us after the completion of this offering. Their interests may not coincide with yours and they may make decisions with which you may disagree.

After this offering, Gary L. West, Mary E. West and investment funds associated with the Sponsors will own, in the aggregate, approximately     % of our outstanding common stock. As a result, these stockholders, acting individually or together, could control substantially all matters requiring stockholder approval, including the election of most directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company and make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may not always coincide with our interests as a company or the interest of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that you would not approve or make decisions with which you may disagree.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations, our common stock price could decline.

The market price of our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price of our common stock or its trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our common stock or if our operating results or prospects do not meet their expectations, the market price of our common stock could decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds to repay outstanding borrowings under our revolving credit facilities, to repurchase certain of our notes, to refund the amounts payable as a result of this offering under the management agreement between us and the Sponsors and for working capital and other general corporate purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or other similar words.

These forward-looking statements are only predictions. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We have described in the “Risk Factors” section and elsewhere in this prospectus the principal risks and uncertainties that we believe could cause actual results to differ from these forward-looking statements. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $             per share, which is the mid-point of the price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering of approximately $             million, after deducting estimated underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us of $             million. See “Underwriters.”

We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders in this offering.

We expect to use approximately $         million of the net proceeds from this offering received by us to repay or repurchase indebtedness, including amounts outstanding under our senior credit facilities, our senior notes and our senior subordinated notes. We do not currently have a firm expectation as to how we will allocate the reduction of indebtedness among these borrowing arrangements but intend to determine the allocation following the completion of this offering based on a number of factors, including remaining maturity, applicable interest rates, available pricing for repurchases, outstanding balance and ability to reborrow. As of September 30, 2009:

•	approximately $1,469.0 million was outstanding under our senior secured term loan facility due 2013 at a blended interest rate of 4.88%;

•	approximately $997.4 million was outstanding under our senior secured term loan facility due 2016 at a blended interest rate of 6.14%;

•	approximately $80.0 million was outstanding under our senior secured revolving loan facility due 2012 at a blended interest rate of 2.25%;

•	$650.0 million of our 9.5% senior notes due 2014 were outstanding; and

•	$450.0 million of our 11% senior subordinated notes due 2016 were outstanding.

For additional information regarding our liquidity and outstanding indebtedness, see “Management’s Discussion and Analysis of Financial Position and Results of Operations—Liquidity and Capital Resources.”

We also expect to use approximately $         million to fund the amounts payable upon the termination of the management agreement between us and the Sponsors entered into in connection with the consummation of our recapitalization in 2006. We may also use a portion of the net proceeds received by us for working capital and other general corporate purposes.

We will have broad discretion in the way that we use the net proceeds of this offering received by us. The amounts that we actually spend for the purposes described above may vary significantly and will depend, in part, on the timing and amount of our future revenue, our future expenses and any potential acquisitions that we may pursue. Pending the uses of the net proceeds of this offering as described above, we intend to invest the net proceeds of this offering received by us in investment-grade, interest-bearing securities including corporate, financial institution, federal agency and U.S. government obligations. See “Risk Factors—Risks Related to This Offering and Our Common Stock—Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.”

DIVIDEND POLICY

We currently intend to retain earnings to finance the growth and development of our business and for working capital and general corporate purposes, and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of dividends will be at the discretion of our Board of Directors and will depend upon earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law and other factors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

CAPITALIZATION

The following table shows our capitalization as of September 30, 2009:

•	on an actual basis; and

•

on a pro forma as adjusted basis to give pro forma effect to: (1) the Common Stock Conversion, and (2) the issuance and sale by us of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds to us from this offering as described in “Use of Proceeds.”

You should read this table together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” sections of this prospectus as well as our financial statements and related notes and the other financial information appearing elsewhere in this prospectus.

	As of September 30, 2009
	Actual	Pro Forma As Adjusted(1)
	(unaudited) (in thousands)
Cash and cash equivalents	$82,154	$

Long-term obligations, including current portion:
Senior Secured Term Loan Facility, due 2013	$1,469,027	$
Senior Secured Revolving Credit Facility, due 2012	80,000
Multi Currency Revolving Credit Facility, due 2011	19,365
9.5% Senior Notes, due 2014	650,000
Senior Secured Term Loan Facility, due 2016	997,442
11% Senior Subordinated Notes, due 2016	450,000
8.5% Mortgage Note, due 2011	187
Portfolio notes payable	52,486
Class L common stock, $0.001 par value, 100,000 shares authorized, 9,948 shares issued and outstanding, actual; no shares authorized, and no shares issued and outstanding, pro forma	1,272,509		—
Stockholders’ deficit:
Class A common stock, $0.001 par value, 400,000 shares authorized, 87,348 shares issued and 87,340 shares outstanding, actual; no shares authorized, and no shares issued and outstanding, pro forma	87		—
Preferred stock, $0.001 par value, no shares authorized and no shares issued and outstanding, actual; shares authorized, and no shares issued and outstanding, pro forma	—		—
Common stock, $0.001 par value, no shares authorized and no shares issued and outstanding, actual; shares authorized, and shares issued and outstanding, pro forma	—
Retained deficit	(2,377,699)
Accumulated other comprehensive loss	(11,629)
Noncontrolling interest	2,246
Treasury stock at cost (8 shares)	(53)

Total Stockholders’ deficit	(2,387,048)

Total capitalization	$2,603,968	$

(1)	A $1.00 increase or decrease in the assumed initial public offering price per share would decrease or increase long-term obligations, including current portion, by $ million, would increase or decrease additional paid-in capital by $ million and would decrease or increase total stockholders’ deficit and would increase or decrease total capitalization each by $ million, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would decrease or increase long-term obligations, including current portion, by $ million, would increase or decrease additional paid-in capital by $ million, and would decrease or increase total stockholders’ deficit and would increase or decrease total capitalization each by approximately $ million, assuming the assumed initial public offering price of $ per share, the mid-point of the range set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering.

The share information as of September 30, 2009 shown in the table above excludes:

•	shares of common stock issuable upon exercise of options outstanding as of September 30, 2009 at a weighted average exercise price of $ per share;

•	shares of common stock reserved as of September 30, 2009 for future issuance under our Stock Plan; and

•

             shares of common stock reserved for future issuance under our stock-based compensation plans,              including              shares of common stock reserved for issuance under our              Equity Incentive Plan, which will become effective on the date of this prospectus.

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

Our net tangible book value at September 30, 2009 was $             million, or $             per share. Pro forma net tangible book value per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of shares of common stock outstanding at September 30, 2009 (after giving effect to the Common Stock Conversion).

After giving effect to the sale of our common stock in this offering at an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value at September 30, 2009 would have been $             million, or $             per share. This represents an immediate increase in net tangible book value per share of $             to the existing stockholders and dilution in net tangible book value per share of $             to new investors who purchase shares in the offering. The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of September 30, 2009	$
Increase per share attributable to new investors in this offering
Pro forma net tangible book value per share after this offering
Dilution of net tangible book value per share to new investors	$

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, the mid-point of the price range set forth on the front cover of this prospectus, would increase or decrease pro forma net tangible book value by approximately $             million, or approximately $             per share, and the dilution per share to investors in this offering by approximately $             per share, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would result in a pro forma net tangible book value of approximately $             million, or approximately $             per share, and the dilution per share to investors in this offering would be approximately $             per share, assuming the assumed initial public offering price of $             per share, the mid-point of the price range set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of 1.0 million shares in the number of shares offered by us would result in a pro forma net tangible book value of approximately $             million, or approximately $             per share, and the dilution per share to investors in this offering would be approximately $             per share, assuming the assumed initial public offering price of $             per share, the mid-point of the price range set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering.

The following table summarizes, on the same pro forma basis as of September 30, 2009, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering (amounts in thousands, except percentages and per share data):

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%			$100%		$

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, the mid-point of the price range set forth on the front cover of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by $             million, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $             million, assuming the assumed initial public offering price of $             per share, the mid-point of the price range set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth a summary of our selected consolidated financial data. We derived the selected consolidated financial data as of December 31, 2008 and December 31, 2007 and for the years ended December 31, 2008, December 31, 2007, and December 31, 2006 from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 2006, December 31, 2005, and December 31, 2004, and for the years ended December 31, 2005 and December 31, 2004 have been derived from our financial statements for such years, which are not included in this prospectus. In January 2009, we adopted Accounting Standards Codification Topic 810, Consolidation (“ASC 810”) (formerly Statement of Financial Accounting Standard No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51.), which required retrospective application and accordingly all prior periods have been recast to reflect the retrospective adoption.

We derived the selected consolidated financial data for the nine months ended September 30, 2009 and September 30, 2008 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which, in the opinion of our management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for such periods. Results for the nine months ended September 30, 2009 and September 30, 2008 are not necessarily indicative of the results that may be expected for the entire year.

The selected consolidated financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2004	2005	2006	2007	2008	2008	2009
	(amounts in thousands, except per share amounts)
Statement of Operations Data:
Revenue	$1,217,383	$1,523,923	$1,856,038	$2,099,492	$2,247,434	$1,675,716	$1,772,878
Cost of services	541,979	687,381	818,522	912,389	1,015,028	756,189	798,888
Selling, general and administrative expenses (“SG&A”)(1)	487,513	569,865	800,301	840,532	881,586	657,954	680,775

Operating income	187,891	266,677	237,215	346,571	350,820	261,573	293,215
Interest expense	(9,381)	(15,358)	(94,804)	(332,372)	(313,019)	(217,924)	(193,842)
Other income (expense)	3,013	2,177	8,144	13,396	(8,621)	(298)	1,687

Income before income tax expense and noncontrolling interest	181,523	253,496	150,555	27,595	29,180	43,351	101,060
Income tax expense	65,762	87,736	65,505	6,814	11,731	17,341	37,360

Net income	115,761	165,760	85,050	20,781	17,449	26,010	63,700
Less net income (loss)—noncontrolling interest	2,590	15,411	16,287	15,399	(2,058)	(2,255)	2,745

Net income—West Corporation	$113,171	$150,349	$68,763	$5,382	$19,507	$28,265	$60,955

Earnings (loss) per share:
Basic	$1.67	$2.18
Diluted	$1.63	$2.11

Basic L shares			$2.05	$11.08	$12.78	$9.73	$11.01
Diluted L shares			$1.98	$10.68	$12.24	$9.33	$10.55

Basic A shares			$0.66	$(1.20)	$(1.23)	$(0.78)	$(0.56)
Diluted A shares			$0.64	$(1.20)	$(1.23)	$(0.78)	$(0.56)

Pro forma earnings per common share(2)

	Year Ended December 31,					Nine Months Ended September 30,
	2004	2005	2006	2007	2008	2008	2009
	(dollars in thousands)
Selected Other Data:
Net cash flows from operating activities	$218,560	$290,004	$215,739	$263,897	$287,381	$160,621	$200,792
Net cash flows used in investing activities	$(260,743)	$(297,154)	$(812,253)	$(454,946)	$(597,539)	$(395,916)	$(57,373)
Net cash flows from financing activities	$47,083	$9,507	$780,742	$118,106	$341,971	$345,707	$(232,199)
Capital expenditures	$59,886	$76,855	$113,895	$103,647	$105,381	$78,010	$95,322
Adjusted EBITDA(3)	$291,003	$381,623	$501,942	$584,123	$633,551	$455,988	$483,352
Adjusted EBITDA margin(4)	23.9%	25.0%	27.0%	27.8%	28.2%	27.2%	27.3%

	As of December 31,					As of September 30,
	2004	2005	2006	2007	2008	2008	2009
	(dollars in thousands)
Balance Sheet Data:
Working capital	$124,766	$110,047	$128,570	$187,795	$211,410	$283,799	$139,604
Property and equipment, net	$223,110	$234,871	$294,707	$298,645	$320,152	$315,382	$333,542
Total assets	$1,271,206	$1,498,662	$2,535,856	$2,846,490	$3,314,789	$3,270,771	$3,146,213
Total debt	$258,498	$260,520	$3,287,246	$3,596,691	$3,946,127	$3,954,085	$3,718,507
Class L common stock	$—	$—	$903,656	$1,029,782	$1,158,159	$1,125,908	$1,272,509
Stockholders’ equity (deficit)	$801,595	$987,177	$(2,117,255)	$(2,227,198)	$(2,360,747)	$(2,313,041)	$(2,387,048)

(1)	Includes stock based compensation of $483, $538, $28,738, $1,276 and $1,404 for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively, and $1,274 and $1,026 for the nine months ended September 30, 2008 and 2009, respectively.
(2)	Represents earnings per common share after giving effect to the Common Stock Conversion.

(3)	The term “EBITDA” refers to earnings before interest expense, taxes, depreciation and amortization, and the term “Adjusted EBITDA” refers to earnings before interest expense, share based compensation, taxes, depreciation and amortization, non-recurring litigation settlement costs, impairments and other non-cash reserves, transaction costs and after-acquisition synergies. We present Adjusted EBITDA because our management team uses it as an important supplemental measure in evaluating our operating performance and preparing internal forecasts and budgets and we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also use Adjusted EBITDA as a liquidity measure in assessing compliance with our senior credit facilities. For a reconciliation of Adjusted EBITDA to cash flows from operating activities and a description of the material covenants contained in our senior credit facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Covenants.” We believe that the presentation of Adjusted EBITDA is useful because it provides important insight into our profitability trends and allows management and investors to analyze operating results with and without the impact of certain non-cash charges, such as depreciation and amortization, share-based compensation and impairments and other non-cash reserves, as well as certain litigation settlement and transaction costs and after-acquisition synergies. Although we use Adjusted EBITDA as a financial measure to assess the performance of our business and as a measure of our liquidity, Adjusted EBITDA is not a measure of financial performance or liquidity under generally accepted accounting principles (“GAAP”) and the use of Adjusted EBITDA is limited because it does not include certain material costs, such as depreciation, amortization and interest, necessary to operate our business and includes adjustments for synergies that have not been realized. In addition, as disclosed below, certain adjustments included in our calculation of Adjusted EBITDA are based on management’s estimates and do not reflect actual results. For example, post-acquisition synergies included in Adjusted EBITDA are determined in accordance with our senior credit facilities, which provide for an adjustment to EBITDA, subject to certain specified limitations, for reasonably identifiable and factually supportable cost savings projected by us in good faith to be realized as a result of actions taken following an acquisition. While we use net income as a measure of performance, we also believe that Adjusted EBITDA, when presented along with net income, provides balanced disclosure which, for the reasons set forth above, is useful to investors and management in evaluating our operating performance and profitability. Adjusted EBITDA included in this prospectus should be considered in addition to, and not as a substitute for, net income (loss) as calculated in accordance with GAAP as a measure of performance. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies. Set forth below is a reconciliation of EBITDA and Adjusted EBITDA to net income.

	For the year ended December 31,					For the nine months ended September 30,
	2004	2005	2006	2007	2008	2008	2009
	(dollars in thousands)
Net income	$115,761	$165,760	$85,050	$20,781	$17,449	$26,010	$63,700
Interest expense	8,165	14,500	94,803	332,372	313,019	217,924	193,842
Depreciation and amortization	100,185	110,339	136,979	182,820	183,487	135,202	141,268
Income tax expense	65,762	87,736	65,505	6,814	11,731	17,341	37,360

EDITDA	289,873	378,335	382,337	542,787	525,686	396,477	436,170

Provision for share-based compensation(a)	—	538	28,738	1,276	1,404	1,026	1,274
Acquisition synergies and transaction costs(b)	—	1,365	89,562	22,006	20,985	13,984	14,743
Non-cash portfolio impairments(c)	—	—	—	1,004	76,405	44,076	25,464
Site closure and other impairments(d)	—	—	—	1,309	2,644	426	3,207
Non-cash foreign currency (gain) loss(e)	—	—	—	—	6,427	—	(883)
Non-recurring litigation settlement costs(f)	—	—	—	15,741	—	—	3,376
Synthetic lease interest(g)	1,130	1,385	1,305	—	—	—	—

Adjusted EBITDA(h)	$291,003	$381,623	$501,942	$584,123	$633,551	$455,989	$483,351

(a)	Represents total share based compensation expense determined at fair value in accordance with ASC 718 (formerly SFAS No. 123).
(b)	Represents, for each period presented, unrealized synergies for acquisitions, consisting primarily of headcount reductions and telephony-related savings, direct acquisition expenses, transaction costs incurred with the recapitalization and the exclusion of the negative EBITDA in one acquired entity, which was an unrestricted subsidiary under the indentures governing our outstanding notes. Amounts shown are permitted to be added to “EBITDA” for purposes of calculating our compliance with certain covenants under our credit facility and the indentures governing our outstanding notes.
(c)	Represents non-cash portfolio receivable allowances.
(d)	Represents site closures and other asset impairments.
(e)	Represents the unrealized loss on foreign denominated debt and the loss on transactions with affiliates denominated in foreign currencies.
(f)	Class action litigation settlement, net of estimated insurance proceeds, and related legal costs.
(g)	Represents interest incurred on a synthetic building lease, which was purchased in September 2006.
(h)	Adjusted EBITDA does not include pro forma adjustments for acquired entities of $49.1 million in 2008 and $9.1 million in 2007 as is permitted in the debt covenants. Pro forma adjustments for acquired entities for the trailing twelve months ended September 30, 2009 and 2008 were $2.2 million and $59.0 million, respectively.

(4)	Represents Adjusted EBITDA as a percentage of revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Business Overview

We are a leading provider of technology-driven, voice-oriented solutions. We offer our clients a broad range of communications and infrastructure management solutions that help them manage or support critical communications. The scale and processing capacity of our proprietary technology platforms, combined with our world-class expertise and processes in managing telephony and human capital, enable us to provide our clients with premium outsourced communications solutions. Our automated service and conferencing solutions are designed to improve our clients’ cost structure and provide reliable, high-quality services. Our solutions also help deliver mission-critical services, such as public safety and emergency communications. We serve Fortune 1000 companies and other clients in a variety of industries, including telecommunications, banking, retail, financial services, technology and healthcare, and have sales and operations in the United States, Canada, Europe, the Middle East, Asia Pacific and Latin America.

Since our founding in 1986, we have invested significantly to expand our technology platforms and develop our operational processes to meet the complex communication needs of our clients. We have evolved into a predominantly automated processor of voice-oriented transactions and a provider of network infrastructure solutions for the communications needs of our clients. In 2008, we grew revenue by 7.0% over 2007 to $2,247.4 million and generated $633.6 million in adjusted EBITDA, or 28.2% margins, and $19.5 million in net income. For the nine months ended September 30, 2009, we grew revenue by 5.8% over the comparable period in 2008 to $1,772.9 million and generated $483.4 million in adjusted EBITDA, or 27.3% margins, and $63.7 million in net income. See “Selected Consolidated Financial Data.”

Investing in technology and developing specialized expertise in the industries we serve are critical components to our strategy of enhancing our services and delivering operational excellence. In 2008, we managed over 16.5 billion telephony minutes and over 61 million conference calls, facilitated over 240 million 9-1-1 calls, and delivered over 307 million notification calls and 60 million data messages. With approximately 500,000 telephony ports to handle conference calls, alerts and notifications and customer service, we believe our platforms provide scale and flexibility to handle greater transaction volume than our competitors, offer superior service and develop new offerings. These ports include approximately 150,000 Internet Protocol (“IP”) ports, which we believe provide us with the only large-scale proprietary IP-based global conferencing platform deployed and in use today. Our technology-driven platforms allow us to provide a broad range of complementary automated and agent-based service offerings to our diverse client base.

Financial Operations Overview

Revenue

In our Unified Communications segment, our conferencing and collaboration services are generally billed on a per participant minute basis and our alerts and notifications services are generally billed on a per message or per minute basis. Billing rates for these services vary depending on participant geographic location, type of service (such as audio, video or web conferencing) and type of message (such as voice, text, email or fax). We also charge clients for additional features, such as conference call recording or transcription services. Since we entered the conferencing services business, the average rate per minute that we charge has declined while total minutes sold has increased. This is consistent with industry trends which is expected to continue for the foreseeable future.

In our Communication Services segment, our emergency communications solutions are generally billed per month based on the number of billing telephone numbers and cell towers covered under each client contract. We also bill monthly for our premise-based database solution. In addition, we bill for sales, installation and maintenance of our desktop communications technology solutions. Our automated and agent-based customer service solutions are generally billed on a per minute or per hour basis. We are generally paid on a contingent fee basis for our receivables management and overpayment identification and recovery services as well as for certain other agent-based services.

Cost of Services

The principal component of cost of services for our Unified Communications segment is our variable telephone expense. Significant components of our cost of services in this segment also include labor expense, primarily related to commissions for our sales force. Because the services we provide in this segment are largely automated, labor expense is less significant than the labor expense we experience in our Communication Services segment.

The principal component of cost of services for our Communication Services segment is labor expense. Labor expense included in costs of services primarily reflects compensation for the agents providing our agent-based services, but also includes compensation for personnel dedicated to emergency communications database management, manufacturing and development of our premise-based public safety solution as well as collection expenses, such as costs of letters and postage, incurred in connection with our receivables management. We generally pay commissions to sales professionals on both new sales and incremental revenue generated from existing clients. Significant components of our cost of services in this segment also include variable telephone expense.

Selling, General and Administrative Expenses

The principal component of our selling, general and administrative expenses (“SG&A”) is salary and benefits for our sales force, client support staff, technology and development personnel, senior management and other personnel involved in business support functions. SG&A also includes certain fixed telephone costs as well as other expenses that support the ongoing operation of our business, such as facilities costs, certain service contract costs, equipment depreciation and maintenance, and amortization of finite-lived intangible assets.

Key Drivers Affecting Our Results of Operations

Factors Related to Our Indebtedness. In connection with our recapitalization in 2006, we incurred a significant amount of additional indebtedness. Accordingly, our interest expense has increased significantly over the period since the recapitalization. We recently extended the maturity for $1.0 billion of our existing term loans from October 24, 2013 to July 15, 2016 (or July 15, 2014, under certain circumstances related to the amount of outstanding senior notes and the senior secured leverage ratio in effect at such time). While recent economic conditions have generally resulted in a tightening of credit availability, the maturity extension helps improve our liquidity profile, particularly when combined with the anticipated reduction of our outstanding indebtedness using a portion of the proceeds of this offering, which will also significantly reduce our interest expense.

Evolution to Automated Technologies. As we have continued our evolution into a diversified and automated technology-driven service provider, our revenue from automated services businesses has grown from 37% of total revenue in 2005 to 64% for the nine months ended September 30, 2009 and our operating income from automated services businesses has grown from 53% of total operating income to 93% over the same period. This shift in business mix towards higher growth and higher margin automated processing businesses has driven our adjusted EBITDA margin from 25% in 2005 to 27% for the nine months ended September 30, 2009.

Acquisition Activities. Identifying and successfully integrating acquisitions of value-added service providers has been a key component of our growth strategy. We will continue to seek opportunities to expand our capabilities across industries and service offerings. We expect this will occur through a combination of organic growth, as well as strategic partnerships, alliances and acquisitions to expand into new services offerings as well as into new industries. Since 2005, we have invested approximately $1.6 billion in strategic acquisitions. We believe there are acquisition candidates that will enable us to expand our capabilities and markets and intend to continue to evaluate acquisitions in a disciplined manner and pursue those that provide attractive opportunities to enhance our growth and profitability.

Revised Organizational Structure. During the third quarter of 2009, we began operating in two segments, Unified Communications and Communication Services. We moved our alerts and notifications division from the Communication Services segment into the Unified Communications segment to leverage the sales channel and product distribution expertise developed in the conferencing and collaboration business, including the management of a field sales force and the acquisition of customers over the Internet, to facilitate growth. The receivables management division is now part of the communication services segment, which is expected to continue to facilitate the use of a common sales force and shared contact center infrastructure to better coordinate agent and workstation productivity and more cost-effectively allocate resources. This revised organizational structure is intended to more closely align each business line with the allocation of resources by our management team and more closely reflects how we manage our business.

Factors Affecting Accounts Receivable Management. We have historically purchased portfolios of charged-off accounts receivables as a component of our receivables management services business. In the nine months ended September 30, 2009 and twelve months ended December 31, 2008, we recorded reductions in revenue of $25.5 million and $76.4 million, respectively, as an allowance for impairment of purchased accounts receivables. These impairments were due to reduced liquidation rates and reduced future collection estimates on existing portfolios. As a result of the difficulty in identifying new portfolio purchases on attractive terms and the recent deterioration of the U.S. economy, we have significantly reduced our portfolio purchases since the end of 2007 and we expect the scope of our portfolio purchases to be significantly reduced for the foreseeable future.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates and assumptions on the part of management. The estimates and assumptions used by management are based on our historical experiences combined with management’s understanding of current facts and circumstances. Certain of our accounting policies are considered critical as they are both important to the portrayal of our financial condition and results of operations and require significant or complex judgment on the part of management. We believe the following represent our critical accounting policies as contemplated by the Securities and Exchange Commission (“SEC”) Financial Reporting Release No. 60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies.”

Revenue Recognition. In our Unified Communications segment, our services are generally billed and recognized on a per message or per minute basis. Our Communication Services segment recognizes revenue for automated and agent-based services in the month that services are performed and are generally billed based on call duration, hours of input, number of calls or a contingent basis. Emergency communications services revenue is generated primarily from monthly fees based on the number of billing telephone numbers and cell towers covered under contract. In addition, product sales and installations are generally recognized upon completion of the installation and client acceptance of a fully functional system or, for contracts that are completed in stages and include contract-specified milestones representative of fair value, upon achieving such contract milestones. As it relates to installation sales, clients are generally progress-billed prior to the completion of the installation and these advance payments are deferred until the system installations are completed or specified milestones are attained. Costs incurred on uncompleted contracts are accumulated and recorded as deferred costs until the system installations are completed or specified milestones are attained. Contracts for annual recurring services such as support and maintenance agreements are generally billed in advance and are recorded as revenue ratable (on a monthly basis) over the contractual periods. Nonrefundable up front fees and related costs are recognized ratably over the term of the contract or the expected life of the client relationship, whichever is longer. Revenue for contingent collection services and overpayment identification and recovery services is recognized in the month collection payments are received based upon a percentage of cash collected or other agreed upon contractual parameters. In compliance with Accounting Standards Codification Topic 310, Receivables, (“ASC 310”) (formerly SOP 03-3), we account for our investments in receivable portfolios using either the level-yield method or the cost recovery method. During 2008 and 2009, we began using the cost recovery method for healthcare receivable portfolios and certain newly acquired pools. For all other receivable portfolios, we believe that the amounts and timing of cash collections for our purchased receivables can be reasonably estimated; therefore, we utilize the level-yield method of accounting for our purchased receivables. The level-yield method applies an effective interest rate or internal rate of return (“IRR”) to the cost basis of portfolio pools. ASC 310 increases the probability that we will incur impairment allowances in the future, and these allowances could be material. Periodically, we will sell all or a portion of a receivables pool to third parties. The gain or loss on these sales is recognized to the extent the proceeds exceed or, in the case of a loss, are less than the cost basis of the underlying receivables.

Allowance for Doubtful Accounts. Our allowance for doubtful accounts represents reserves for receivables which reduce accounts receivable to amounts expected to be collected. Management uses significant judgment in estimating uncollectible amounts. In estimating uncollectible amounts, management considers factors such as overall economic conditions, industry-specific economic conditions, historical client performance and anticipated client performance. While management believes our processes effectively address our exposure to doubtful accounts, changes in the economy, industry or specific client conditions may require adjustments to the allowance for doubtful accounts.

Goodwill and Intangible Assets. Goodwill and intangible assets, net of accumulated amortization, at December 31, 2008 were $1,642.9 million and $405.0 million, respectively. Management is required to exercise significant judgment in valuing the acquisitions in connection with the initial purchase price allocation and the ongoing evaluation of goodwill and other intangible assets for impairment. The purchase price allocation process requires estimates and judgments as to certain expectations and business strategies. If the actual results differ from the assumptions and judgments made, the amounts recorded in the consolidated financial statements could result in a possible impairment of the intangible assets and goodwill or require acceleration in amortization expense. In accordance with Accounting Standards Codification Topic 350, Intangibles—Goodwill and Other (“ASC 350”) (formerly SFAS No. 142, Goodwill and Other Intangible Assets), we test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the fourth quarter or more frequently if we believe indicators of impairment exist. Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. At December 31, 2008, our reporting units were our operating segments which consisted of communication services, conferencing services, and receivables management. The performance of the impairment test involves a two-step process. The first step of the goodwill impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. We determine the fair value of our reporting units using the discounted cash flow methodology. The discounted cash flow methodology requires us to make key assumptions such as projected future cash flows, growth rates, terminal value and a weighted average cost of capital. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill. We were not required to perform a second step analysis for the year ended December 31, 2008 as the fair value exceeded the carrying value for each of our reporting units in step one by at least 30%. Due to the excess of the estimated fair value compared to the carrying value for each of our reporting units, we do not believe there is a significant risk of goodwill impairment.

Our indefinite-lived intangible assets consist of trade names and their values are assessed separately from goodwill in connection with our annual impairment testing. This assessment is made using the relief-from-royalty method, under which the value of a trade name is determined based on a royalty that could be charged to a third party for using the trade name in question. The royalty, which is based on a reasonable rate applied against forecasted sales, is tax-effected and discounted to present value. The most significant assumptions in this evaluation include estimated future sales, the royalty rate and the after-tax discount rate.

Our finite-lived intangible assets are amortized over their estimated useful lives. In accordance with Accounting Standards Codification Topic 360, Property, Plant and Equipment (“ASC 360”) (formerly SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets), our finite-lived intangible assets are tested for recoverability whenever events or changes in circumstances such as reductions in demand or significant economic slowdowns are present on intangible assets used in operations that may indicate its carrying amount is not recoverable. Reviews are performed to determine whether the carrying value of an asset is recoverable, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that the carrying value is not recoverable, the impaired asset is written down to fair value.

Income Taxes. We account for income taxes in accordance with Accounting Standards Codification Topic 740, Income Taxes, (“ASC 740”) (formerly SFAS No. 109, Accounting for Income Taxes). Effective January 1, 2007, we adopted ASC 740 (formerly Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109), which clarifies the accounting for uncertainty in tax positions. We recognize current tax liabilities and assets based on an estimate of taxes payable or refundable in the current year for each of the jurisdictions in which we transact business. As part of the determination of our current tax liability, we exercise considerable judgment in evaluating positions we have taken in our tax returns. We have established reserves for probable tax exposures. These reserves, included in long-term tax liabilities, represent our estimate of amounts expected to be paid, which we adjust over time as more information becomes available. We also recognize deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences (e.g., book depreciation versus tax depreciation). The calculation of current and deferred tax assets and liabilities requires management to apply significant judgment relating to the application of complex tax laws, changes in tax laws or related interpretations, uncertainties related to the outcomes of tax audits and changes in our operations or other facts and circumstances. We must continually monitor changes in these factors. Changes in such factors may result in changes to management estimates and could require us to adjust our tax assets and liabilities and record additional income tax expense or benefits.

Results of Operations

The following table shows consolidated results of operations for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(in millions)
Consolidated Statement of Operations Data:
Revenue	$1,856.0	$2,099.5	$2,247.4	$1,675.7	$1,772.9
Cost of services	818.5	912.4	1,015.0	756.2	798.9
Selling, general and administrative(1)	800.3	840.5	881.6	657.9	680.8

Operating income	237.2	346.6	350.8	261.6	293.2
Interest expense	(94.8)	(332.4)	(313.0)	(217.9)	(193.8)
Other income (expense)	8.2	13.4	(8.6)	(0.3)	1.7

Income before income tax expense and noncontrolling interest	150.6	27.6	29.2	43.4	101.1
Income tax expense	65.5	6.8	11.7	17.4	37.4

Net income	85.1	20.8	17.5	26.0	63.7
Less net income (loss)—noncontrolling interest	16.3	15.4	(2.0)	(2.3)	2.7

Net income—West Corporation	$68.8	$5.4	$19.5	$28.3	$61.0

Earning (loss) per share:
Basic L	$2.05	$11.08	$12.78	$9.73	$11.01
Diluted L	$1.98	$10.68	$12.24	$9.33	$10.55
Basic A	$0.66	$(1.20)	$(1.23)	$(0.78)	$(0.56)
Diluted A	$0.64	$(1.20)	$(1.23)	$(0.78)	$(0.56)

(1)	Includes stock based compensation of $28.7, $1.3 and $1.4 for the years ended December 31, 2006, 2007 and 2008, respectively, and $1.0 million and $1.3 million for the nine months ended September 30, 2008 and 2009, respectively.

Nine Months Ended September 30, 2009 and 2008

Revenue: Total revenue for the nine months ended September 30, 2009 improved $97.2 million, or 5.8%, to $1,772.9 million from $1,675.7 million for the nine months ended September 30, 2008. The increase in revenue for the nine months ended September 30, 2009 included $156.4 million of revenue from the acquisitions of HBF, Genesys and Positron. These acquisitions closed on April 1, 2008, May 22, 2008 and November 21, 2008, respectively. During the nine months ended September 30, 2009, decreased call volumes in our agent-based services, which we attribute to the sluggish economy, resulted in reduced revenue of $98.6 million. During the nine months ended September 30, 2009, the Communication Services segment recorded impairment charges of $25.5 million to establish a valuation allowance against the carrying value of portfolio receivables. During the nine months ended September 30, 2008, the Communication Services segment recorded impairment charges of $44.1 million.

For the nine months ended September 30, 2009 and 2008, our largest 100 clients represented 56% of our total revenue in each period. The aggregate revenue from our largest client, AT&T, as a percentage of our total revenue during the nine months ended September 30, 2009 and 2008, was approximately 12% and 14%, respectively.

Revenue by business segment:

	For the nine months ended September 30,
	2009	2008	Change	% Change
Revenue in thousands:
Unified Communications	$845,388	$728,328	$117,060	16.1%
Communication Services	931,610	951,697	(20,087)	-2.1%
Intersegment eliminations	(4,120)	(4,309)	189	4.4%

Total	$1,772,878	$1,675,716	$97,162	5.8%

For the nine months ended September 30, 2009, Unified Communications revenue improved $117.1 million, or 16.1%, to $845.4 million from $728.3 million for the nine months ended September 30, 2008. The increase in revenue was a result of $95.1 million from the acquisition of Genesys for the nine months ended September 30, 2009 and $22.0 million from organic growth as a result of increased volume, which was partially offset by reduced pricing.

Communication Services revenue for the nine months ended September 30, 2009 decreased $20.1 million, or 2.1%, to $931.6 million from $951.7 million for the nine months ended September 30, 2008. The decrease in revenue for the nine months ended September 30, 2009 is primarily the result of decreased call volumes in our agent-based services which reduced revenue by $98.6 million. During the nine months ended September 30, 2009, the Communication Services segment recorded impairment charges of $25.5 million to establish a valuation allowance against the carrying value of portfolio receivables. During the nine months ended September 30, 2008, the Communication Services segment recorded impairment charges of $44.1 million. Revenue from acquired entities of $61.2 million partially offset this decrease in revenue.

Cost of services: Cost of services consists of direct labor, telephone expense and other costs directly related to providing services to clients. Cost of services increased $42.7 million, or 5.6%, in the nine months ended September 30, 2009 to $798.9 million from $756.2 million for each of the nine months ended September 30, 2008. As a percentage of revenue, cost of services was 45.1% for each of the nine months ended September 30, 2009 and 2008. The impact of the valuation allowance on cost of services as a percentage of revenue was 70 basis points for the nine months ended September 30, 2009 and 110 basis points for the nine months ended September 30, 2008.

Cost of services by business segment:

	For the nine months ended September 30,
	2009	% of Revenue	2008	% of Revenue	Change	% Change
In thousands:
Unified Communications	$313,378	37.1%	$262,597	36.1%	$50,781	19.3%
Communication Services	488,233	52.4%	495,077	52.0%	(6,844)	-1.4%
Intersegment eliminations	(2,723)	NM	(1,485)	NM	(1,238)	NM

Total	$798,888	45.1%	$756,189	45.1%	$42,699	5.6%

NM—Not Meaningful

Unified Communications cost of services for the nine months ended September 30, 2009 increased $50.8 million, or 19.3%, to $313.4 million from $262.6 million for the nine months ended September 30, 2008. The increase in cost of services for the nine months ended September 30, 2009 included $25.0 million from the acquisition of Genesys. As a percentage of revenue, Unified Communications cost of services increased to 37.1% for the nine months ended September 30, 2009 from 36.1% for the nine months ended September 30, 2008.

Communication Services costs of services decreased $6.8 million, or 1.4%, in the nine months ended September 30, 2009 to $488.2 million from $495.1 million for the nine months ended September 30, 2008. The decrease in cost of services for the nine months ended September 30, 2009 included $47.7 million from the acquisitions of HBF and Positron. As a percentage of revenue, Communication Services cost of services increased to 52.4% for the nine months ended September 30, 2009 from 52.0% for the nine months ended September 30, 2008. The impact of the valuation allowance on Communication Services cost of services as a percentage of revenue for the nine months ended September 30, 2009 and 2008 was 140 basis points and 230 basis points, respectively.

Selling, general and administrative expenses (“SG&A”): SG&A expenses for the nine months ended September 30, 2009 increased by $22.8 million, or 3.5%, to $680.8 million from $658.0 million for the nine months ended September 30, 2008. This increase included $46.6 million from acquisitions. As a percentage of revenue, SG&A expenses improved to 38.4% for the nine months ended September 30, 2009, from 39.3% for the nine months ended September 30, 2008. The improvement in SG&A as a percentage of revenue was driven primarily by cost control initiatives and acquisition synergies.

SG&A expenses by business segment:

	For the nine months ended September 30,
	2009	% of Revenue	2008	% of Revenue	Change	% Change
In thousands:
Unified Communications	$303,885	35.9%	$286,861	39.4%	$17,024	5.9%
Communication Services	378,287	40.6%	373,916	39.3%	4,371	1.2%
Intersegment eliminations	(1,397)	NM	(2,823)	NM	1,426	NM

Total	$680,775	38.4%	$657,954	39.3%	$22,821	3.5%

NM—Not Meaningful

Unified Communications SG&A for the nine months ended September 30, 2009 increased $17.0 million, or 5.9%, to $303.9 million from $286.9 million for the nine months ended September 30, 2008. The increase in SG&A for the nine months ended September 30, 2009 included $30.8 million from the acquisition of Genesys. As a percentage of revenue, Unified Communications SG&A expenses improved to 35.9% for the nine months ended September 30, 2009, from 39.4% for the nine months ended September 30, 2008. The Unified Communications segment has effectively reduced SG&A expenses through realized synergies from acquisitions.

Communication Services SG&A expenses increased $4.4 million, or 1.2%, to $378.3 million for the nine months ended September 30, 2009 from $373.9 million for the nine months ended September 30, 2008. The increase in SG&A expenses for the nine months ended September 30, 2009 included $15.9 million from the acquisitions of Positron and HBF and $3.4 million in additional litigation settlement expenses. As a percentage of revenue, Communication Services SG&A expenses increased to 40.6% for the nine months ended September 30, 2009 from 39.3% for the nine months ended September 30, 2008. The impact of the valuation allowance on SG&A as percentage of revenue for the nine months ended September 30, 2009 and 2008 was 110 basis points and 170 basis points, respectively.

Operating income: Operating income for the nine months ended September 30, 2009 improved by $31.6 million, or 12.1%, to $293.2 million from $261.6 million for the nine months ended September 30, 2008. As a percentage of revenue, operating income improved to 16.5% for the nine months ended September 30, 2009, up from 15.6% for the nine months ended September 30, 2008. The increase in operating income for the nine months ended September 30, 2009 was primarily the result of the $44.1 million of impairment charges recorded to establish a valuation allowance against the carrying value of portfolio receivables in the Communication

Services segment during the nine months ended September 30, 2008, increased net operating income from acquisitions and related synergies achieved in 2009. The impairment charge taken in the nine months ended September 30, 2009 was $25.5 million.

Operating income by business segment:

	For the nine months ended September 30,
	2009	% of Revenue	2008	% of Revenue	Change	% Change
In thousands:
Unified Communications	$228,125	27.0%	$178,870	24.6%	$49,255	27.5%
Communication Services	65,090	7.0%	82,703	8.7%	(17,613)	-21.3%

Total	$293,215	16.5%	$261,573	15.6%	$31,642	12.1%

Unified Communications operating income for the nine months ended September 30, 2009 improved $49.3 million, or 27.5%, to $228.1 million from $178.9 million for the nine months ended September 30, 2008. The increase in operating income for the nine months ended September 30, 2009 included operating income of $39.3 million from the acquisition of Genesys. As a percentage of revenue, Unified Communications operating income improved to 27.0% for the nine months ended September 30, 2009 from 24.6% for the nine months ended September 30, 2008.

Communication Services operating income for the nine months ended September 30, 2009 decreased $17.6 million, or 21.3%, to $65.1 million from $82.7 million for the nine months ended September 30, 2008. The decrease in operating income for the nine months ended September 30, 2009 was driven primarily by reduction in agent-based services of $36.6 million, partially offset by lower impairment charges taken in the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008. As a percentage of revenue, Communication Services operating income declined to 7.0% for the nine months ended September 30, 2009 from 8.7% for the nine months ended September 30, 2008. The impact of the valuation allowance on operating income as a percentage of revenue for the nine months ended September 30, 2009 and 2008 was 250 basis points and 400 basis points, respectively.

Other income (expense): Other income (expense) includes interest expense from short-term and long-term borrowings under credit facilities and portfolio notes payable, interest income from short-term investments and sub-lease rental income. Other income (expense) for the nine months ended September 30, 2009 was ($192.2) million, compared to ($218.2) million for the nine months ended September 30, 2008. The changes in other expense for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008, respectively, were primarily due to interest expense on increased outstanding debt offset by lower interest rates in 2009 than we experienced during the nine months ended September 30, 2008. Interest expense during the nine months ended September 30, 2009 also included a reduction of $3.1 million for the decline in the fair value liability of the interest rate swap hedges which were determined to be ineffective and therefore did not qualify for hedge accounting treatment. Interest expense was further reduced during the nine months ended September 30, 2009 by $4.8 million for hedges that did not qualify for hedge accounting treatment compared to $0.2 million for the nine months ended September 30, 2008.

Noncontrolling interest: We had noncontrolling interest (formerly minority interest) expense of $2.7 million for the nine months ended September 30, 2009, compared to noncontrolling interest income of $2.3 million in the nine months ended September 30, 2008.

Net income-West Corporation: Our net income improved $32.7 million, or 115.7%, for the nine months ended September 30, 2009 to $61.0 million from $28.3 million for the nine months ended September 30, 2008.

Net income includes a provision for income tax expense at an effective rate of approximately 38.0% for the nine months ended September 30, 2009, compared to an effective tax rate of approximately 40.0% for the nine months ended September 30, 2008.

Earnings (loss) per common share: Earnings per common L share-basic for the nine months ended September 30, 2009 improved to $11.01 from $9.73 for the nine months ended September 30, 2008. Earnings per common L share-basic for the nine months ended September 30, 2009 improved to $10.55 from $9.33 for the nine months ended September 30, 2008. Loss per common A share-basic and diluted for the nine months ended September 30, 2009 improved to ($0.56) from ($0.78) for the nine months ended September 30, 2008. See “Selected Consolidated Financial Data” elsewhere in this prospectus.

Years Ended December 31, 2008 and 2007

Revenue: Total revenue in 2008 increased $147.9 million, or 7.0%, to $2,247.4 million from $2,099.5 million in 2007. This increase included $190.3 million from the acquisitions of WNG, TeleVox, Omnium, HBF, Genesys and Positron, offset by the $76.4 million impairment to establish a valuation allowance against the carrying value of portfolio receivables. These acquisitions closed on February 1, 2007, March 1, 2007, May 4, 2007, April 1, 2008, May 22, 2008 and November 21, 2008, respectively.

During 2008 and 2007, revenue from our 100 largest clients included $23.0 million and $13.6 million, respectively, of revenue derived from new clients. During the years ended December 31, 2008 and 2007, our largest 100 clients represented approximately 56% and 57% of revenue, respectively. The aggregate revenue provided by our largest client, AT&T, as a percentage of our total revenue in 2008 and 2007 was approximately 13% and 14%, respectively. No other client accounted for more than 10% of our total revenue in 2008 or 2007.

Revenue by business segment:

	For the year ended December 31,
	2008	% of Total Revenue	2007	% of Total Revenue	Change	% Change
Revenue in thousands:
Unified Communications	$995,161	44.3%	$764,098	36.4%	$231,063	30.2%
Communication Services	1,258,182	56.0%	1,341,692	63.9%	(83,510)	-6.2%
Intersegment eliminations	(5,909)	-0.3%	(6,298)	-0.3%	389	-6.2%

Total	$2,247,434	100.0%	$2,099,492	100.0%	$147,942	7.0%

Unified Communications revenue in 2008 increased $231.1 million, or 30.2%, to $995.2 million from $764.1 million in 2007. The increase in revenue included $150.6 million from the acquisitions of WNG, TeleVox and Genesys. The remaining $80.5 million increase was attributable to organic growth. Since we entered the conferencing services business, the average rate per minute that we charge has declined while total minutes sold has increased. This is consistent with the industry trend which is expected to continue for the foreseeable future.

Communication Services revenue in 2008 decreased $83.5 million, or 6.2%, to $1,258.2 million from $1,341.7 million in 2007. The decrease is primarily attributable to the $76.4 million impairment to establish a valuation allowance against the carrying value of portfolio receivables. The valuation allowance was calculated in accordance with SOP 03-3, which requires that a valuation allowance be taken for decreases in expected cash flows or a change in timing of cash flows which would otherwise require a reduction in the stated yield on a portfolio pool. During 2007, we recorded a similar $2.5 million impairment charge. Partially offsetting the decrease in revenue was an increase in revenue from the acquisitions of Omnium, HBF and Positron, which collectively accounted for $39.7 million of revenue. During 2008, our ability to purchase charged-off receivable portfolios on acceptable terms and in sufficient amounts was significantly reduced because of the economic downturn. Purchases of portfolio receivables were $45.4 million during 2008, which was $82.0 million less than during 2007. As a result of this lower purchase activity, our ability to collect and recognize revenue has been adversely affected.

Cost of Services: Cost of services in 2008 increased $102.6 million, or 11.2%, to $1,015.0 million from $912.4 million in 2007. The increase in cost of services included $60.6 million in costs associated with services offered resulting from the acquisitions of WNG, TeleVox, Omnium, HBF, Genesys and Positron. As a percentage of revenue, cost of services increased to 45.2% for 2008, compared to 43.5% in 2007.

Cost of Services by business segment:

	For the year ended December 31,
	2008	% of Revenue	2007	% of Revenue	Change	% Change
Cost of services in thousands:
Unified Communications	$351,359	35.3%	$280,154	36.7%	$71,205	25.4%
Communication Services	665,571	52.9%	637,258	47.5%	28,313	4.4%
Intersegment eliminations	(1,902)	NM	(5,023)	NM	3,121	-62.1%

Total	$1,015,028	45.2%	$912,389	43.5%	$102,639	11.2%

NM—Not Meaningful

Unified Communications cost of services in 2008 increased $71.2 million, or 25.4%, to $351.4 million from $280.2 million in 2007. The increase in cost of services included $40.6 million in costs associated with services offered resulting from the acquisitions of WNG, TeleVox and Genesys. The remaining increase is primarily driven by increased revenue volume. As a percentage of this segment’s revenue, Unified Communications cost of services decreased to 35.3% in 2008 compared to 36.7% in 2007.

Communication Services cost of services in 2008 increased $28.3 million, or 4.4%, to $665.6 million from $637.3 million in 2007. The increase in cost of services reflected $20.0 million in costs from the acquisitions of Omnium, HBF and Positron. As a percentage of this segment’s revenue, Communication Services cost of services increased to 52.9% in 2008, compared to 47.5% in 2007. The increase in cost of services as a percentage of revenue for 2008 was driven by the $76.4 million portfolio receivable impairment charge recorded as a reduction of revenue. Also, purchases of new receivable portfolios were down significantly from 2007 resulting in a greater proportion of 2008 collection activity from older receivable portfolios which have a higher cost of collection. Rising labor and benefit costs also contributed to the increase in our cost of sales percentage in 2008.

Selling, General and Administrative Expenses: SG&A expenses in 2008 increased $41.1 million, or 4.9%, to $881.6 million from $840.5 million for 2007. The increase included $102.1 million resulting from the acquisitions of WNG, TeleVox, Omnium, HBF, Genesys and Positron. In 2008, in accordance with EITF 97-14 (Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested), (“EITF 97-14”) we recorded a $4.9 million reduction in SG&A with the corresponding increase to other income and expense. EITF 97-14 requires that the deferred compensation obligation be classified as a liability and adjusted with the corresponding charge (or credit) to compensation cost, to reflect changes in the fair value of the amount owed to employees.

During the fourth quarter of 2007, management determined that a final settlement to resolve the Sanford and Ritt class actions was probable. See note 15 of the notes to our consolidated financial statements included elsewhere in this prospectus for information regarding these actions. As a result of the settlement negotiations, the Communication Services segment recorded a $20.0 million expense accrual and a $5.0 million receivable for expected insurance proceeds. At December 31, 2008 this expense accrual was $19.3 million. The insurance proceeds were received during 2008. As a percentage of revenue, SG&A expenses decreased to 39.2% in 2008, compared to 40.0% in 2007.

Selling, general and administrative expenses by business segment:

	For the year ended December 31,
	2008	% of Revenue	2007	% of Revenue	Change	% Change
SG&A in thousands:
Unified Communications	$386,950	38.9%	$305,022	39.9%	$81,928	26.9%
Communication Services	498,643	39.6%	536,785	40.0%	(38,142)	-7.1%
Intersegment eliminations	(4,007)	NM	(1,275)	NM	(2,732)	NM

Total	$881,586	39.2%	$840,532	40.0%	$41,054	4.9%

NM—Not Meaningful

Unified Communications SG&A expenses in 2008 increased $81.9 million, or 26.9%, to $387.0 million from $305.0 million in 2007. SG&A included $82.3 million from the acquisitions of WNG, TeleVox and Genesys, $18.5 million of which was for the amortization of finite lived intangible assets. As a percentage of this segment’s revenue, Unified Communications SG&A expenses in 2008 was 38.9% compared to 39.9% in 2007.

Communication Services SG&A expenses in 2008 decreased $38.1 million, or 7.1%, to $498.6 million from $536.8 million in 2007. This reduction of SG&A was partially due to $19.4 million in lower depreciation and amortization charges. In 2007 we recorded an $8.8 million impairment charge to fully impair the goodwill associated with a majority-owned unrestricted subsidiary in the communication services segment. The acquisitions of Omnium, HBF and Positron increased SG&A expense by $19.8 million. As a percentage of this segment’s revenue, Communication Services SG&A expenses decreased to 39.6% in 2008 compared to 40.0% in 2007.

Operating Income: Operating income in 2008 increased by $4.3 million, or 1.2%, to $350.8 million from $346.6 million in 2007. As a percentage of revenue, operating income in 2008 decreased to 15.6%, compared to 16.5% in 2007.

Operating income by business segment:

	For the year ended December 31,
	2008	% of Revenue	2007	% of Revenue	Change	% Change
Operating income in thousands:
Unified Communications	$256,853	25.8%	$178,923	23.4%	$77,930	43.6%
Communication Services	93,967	7.5%	167,648	12.5%	(73,681)	-43.9%

Total	$350,820	15.6%	$346,571	16.5%	$4,249	1.2%

Unified Communications operating income in 2008 increased $77.9 million, or 43.6%, to $256.9 million from $178.9 million in 2007. The increase in operating income included $27.7 million from the acquisitions of WNG, TeleVox and Genesys. As a percentage of this segment’s revenue, Unified Communications operating income increased to 25.8% in 2008 compared to 23.4% in 2007.

Communication Services operating income in 2008 decreased $73.7 million, or 43.9%, to $94.0 million from $167.6 million in 2007. The decrease in operating income was due primarily to the impairment charge of $76.4 million recorded to establish a valuation allowance against the carrying value of portfolio receivables. As a percentage of this segment’s revenue, Communication Services operating income decreased to 7.5% in 2008 compared to 12.5% in 2007.

Other Income (Expense): Other income (expense) includes interest expense from short-term and long-term borrowings under credit facilities and portfolio notes payable, the aggregate gain (loss) on debt transactions denominated in currencies other than the functional currency, sub-lease rental income and interest income from short-term investments. Other expense in 2008 was $321.6 million compared to $319.0 million in 2007. Interest expense in 2008 was $313.0 million compared to $332.4 million in 2007. The change in interest expense was primarily due to lower effective interest rates partially offset by increased outstanding debt in 2008 than we experienced during 2007. Interest expense in 2008 also included $17.7 million for interest rate swaps which were determined to be ineffective and therefore did not qualify for hedge accounting treatment. In 2008, we recorded a $5.8 million loss on the Euro-denominated multi currency revolver as the Euro strengthened against the British Pound Sterling, the functional currency of InterCall’s United Kingdom subsidiary. In 2008, in accordance with EITF 97-14 we recorded a $4.9 million reduction in the value of the Rabbi Trust assets with the corresponding increase to other expense.

Noncontrolling Interest (Income): We had noncontrolling interest income of ($2.1) million in 2008 compared to noncontrolling interest expense of $15.4 million in 2007. The portfolio receivable impairment recorded in 2008 caused a $13.0 million reduction in noncontrolling interest expense.

Net Income—West Corporation: Our net income in 2008 improved $14.1 million, or 262.4%, to $19.5 million compared to $5.4 million in 2007. The increase in net income was due to the factors discussed above for revenue, cost of services, SG&A expense and other income (expense). Net income includes a provision for income tax expense at an effective rate (income tax expense divided by income before income tax and noncontrolling interest) of approximately 40.2% for 2008, compared to an effective tax rate of approximately 24.7% in 2007. The difference between the effective tax rate during 2007 and the statutory tax rate is primarily due to higher noncontrolling interest pretax income as a percentage of total pretax income and the release of valuation allowances related to losses sustained by an unconsolidated equity investment (for tax purposes) which became deductible for tax purposes upon disposal of the majority owned subsidiary.

Earnings (Loss) per common share: Earnings per common L share—basic for 2008 improved $1.70 to $12.78 from $11.08 compared to 2007. Earnings per common L share—diluted for 2008 improved $1.56 to $12.24 from $10.68 compared to 2007. The improvement in earnings per share was primarily the result of increased net income attributable to L shareholders. Loss per common A share—basic and diluted for 2008 increased ($0.3) to ($1.23) from ($1.20) for 2007. The increase in (loss) per share was primarily the result of a decrease in net income attributable to the Class A shareholders.

Years Ended December 31, 2007 and 2006

Revenue: Total revenue in 2007 increased $243.5 million, or 13.1%, to $2,099.5 million from $1,856.0 million in 2006. $164.2 million of this increase was derived from the acquisitions of Intrado, Raindance, InPulse, WNG, TeleVox and Omnium which closed for accounting purposes April 1, 2006, April 1, 2006, October 1, 2006, February 1, 2007, March 1, 2007 and May 1, 2007, respectively.

During 2007 and 2006, revenue from our 100 largest clients included $13.6 million and $15.0 million, respectively, of revenue derived from new clients.

During the years ended December 31, 2007 and 2006, our largest 100 clients represented approximately 57% and 61% of revenue, respectively. This reduced concentration was due to our strategic acquisitions in 2007 and 2006 and to organic growth. Late in 2006, AT&T, Cingular, SBC and Bell South were merged. The aggregate revenue provided by these clients as a percentage of our total revenue in 2007 and 2006 were approximately 14% and 17%, respectively. No other client accounted for more than 10% of our total 2007 or 2006 revenue.

Revenue by business segment:

	For the year ended December 31,
	2007	% of Total Revenue	2006	% of Total Revenue	Change	% Change
Revenue in thousands:
Unified Communications	$764,098	36.4%	$607,506	32.7%	$156,592	25.8%
Communication Services	1,341,692	63.9%	1,254,540	67.6%	87,152	6.9%
Intersegment eliminations	(6,298)	-0.3%	(6,008)	-0.3%	(290)	4.8%

Total	$2,099,492	100.0%	$1,856,038	100.0%	$243,454	13.1%

Unified Communications revenue in 2007 increased $156.6 million, or 25.8%, to $764.1 million from $607.5 million in 2006. The increase in revenue included $55.7 million from the acquisition of WNG, TeleVox and Raindance. The remaining $100.9 million increase was attributable to organic growth. Since we entered the conferencing services business, the average rate per minute that we charge has declined while total minutes sold has increased. This is consistent with the industry trend which is expected to continue for the foreseeable future.

Communication Services revenue in 2007 increased $87.2 million, or 6.9%, to $1,341.7 million from $1,254.5 million in 2006. The increase included $108.5 million due to the acquisitions of Intrado, InPulse, and Omnium. Our inbound dedicated agent business declined $43.7 million during 2007 compared to 2006, due to a reduction in services for AT&T and a reduction in non-recurring programs. Business-to-Business Services increased $24.8 million due to increased volume. During the fourth quarter of 2007, we recorded a $2.5 million allowance for receivable portfolio pools that had recently underperformed expectations. No allowance was taken in 2006. Sales of receivables portfolios in 2007 and 2006 resulted in revenue of $10.8 million and $19.9 million, respectively.

Cost of Services: Cost of services in 2007 increased $93.9 million, or 11.5%, to $912.4 million from $818.5 million in 2006. The increase in cost of services included $51.2 million in costs associated with services offered resulting from the acquisitions of Intrado, Raindance, InPulse, WNG, TeleVox and Omnium. As a percentage of revenue, cost of services decreased to 43.5% for 2007, compared to 44.1% in 2006.

Cost of Services by business segment:

	For the year ended December 31,
	2007	% of Revenue	2006	% of Revenue	Change	% Change
Cost of services in thousands:
Unified Communications	$280,154	36.7%	$210,842	34.7%	$69,312	32.9%
Communication Services	637,258	47.5%	612,731	48.8%	24,527	4.0%
Intersegment eliminations	(5,023)	NM	(5,051)	NM	28	-0.6%

Total	$912,389	43.5%	$818,522	44.1%	$93,867	11.5%

NM—Not Meaningful

Unified Communications cost of services in 2007 increased $69.3 million, or 32.9%, to $280.2 million from $210.8 million in 2006. The increase in cost of services included $14.1 million in costs associated with services offered resulting from the acquisitions of WNG, TeleVox and Raindance. The remaining increase is primarily driven by increased revenue volume. As a percentage of this segment’s revenue, Unified Communications cost of services increased to 36.7% in 2007, compared to 34.7% in 2006. The increase in cost of services as a percentage of revenue is primarily due to downward pricing pressure on the revenue rate per minute, increased foreign sales which have higher costs of sales and increased video equipment sales which has lower margins than other unified communication services.

Communication Services cost of services in 2007 increased $24.5 million, or 4.0%, to $637.3 million from $612.7 million in 2006. The increase in cost of services included $37.1 million in costs associated with services offered resulting from the acquisitions of Intrado, InPulse, and Omnium. As a percentage of this segment’s revenue, Communication Services cost of services decreased to 47.5% in 2007, compared to 48.8% in 2006. The decrease as a percentage of revenue in 2007, was due to the acquisition of Intrado, which historically had a lower percentage of direct costs to revenue than our Communication Services segment results.

Selling, General and Administrative Expenses: SG&A expenses in 2007 increased $40.2 million, or 5.0%, to $840.5 million from $800.3 million for 2006. The increase included SG&A expenses of $106.8 million from the acquisitions of Intrado, Raindance, InPulse, WNG, TeleVox and Omnium. Total share-based compensation expense (“SBC”) recognized during 2007 was $1.3 million compared to $28.7 million in 2006. This reduction in share based compensation was the result of our recapitalization on October 24, 2006. On that date, the vesting of all outstanding equity and stock options awards was accelerated and the awards were exchanged for a cash payment. The stock compensation expense recognized in 2007 results from grants made after the recapitalization. In 2006, we also recognized $78.8 million in expenses associated with our recapitalization. During the fourth quarter of 2007, management determined that a final settlement which will resolve the Sanford and Ritt class actions is probable. See note 15 of the notes to our consolidated financial statements included elsewhere in this prospectus for information regarding this litigation. As a result of the settlement negotiations, the Communication Services segment recorded a $15.0 million accrual, net of $5.0 million of expected insurance proceeds. As a percentage of revenue, SG&A expenses decreased to 40.0% in 2007, compared to 43.1% in 2006.

As set forth below for 2006, base selling, general and administrative expense by business segment excludes recapitalization expense and SBC and is a non-GAAP measure. Management believes these measures provide an alternative presentation of results that more accurately reflects our operations without the non-cash effects of the recapitalization expense and SBC items. The following table includes reconciliations for 2006 SG&A expense by business segment excluding the recapitalization expense and SBC to reported SG&A expense.

Selling, general and administrative expenses by business segment:

	For the year ended December 31,
	2007	% of Revenue	Base SG&A	Recap. Expense	SBC	Reported 2006	% of Revenue	Change	% Change
SG&A in thousands:
Unified Communications	$305,022	39.9%	$236,378	$34,003	$6,847	$277,228	45.6%	$27,794	10.0%
Communication Services	536,785	40.0%	457,307	44,832	21,891	524,030	41.8%	12,755	2.4%
Intersegment eliminations	(1,275)	NM	(957)	—	—	(957)	NM	(318)	NM

Total	$840,532	40.0%	$692,728	$78,835	$28,738	$800,301	43.1%	$40,231	5.0%

NM—Not Meaningful

Unified Communications SG&A expenses in 2007 increased $27.8 million, or 10.0%, to $305.0 million from $277.2 million in 2006. SG&A included $37.5 million from the acquisitions of WNG, TeleVox and Raindance. Total SBC recognized during 2007 was $0.4 million compared to $6.8 million in 2006. We also recognized $34.0 million in expenses associated with our recapitalization in 2006. As a percentage of this segment’s revenue, Unified Communications SG&A expenses decreased to 39.9% in 2007, compared to 45.6% in 2006. SG&A before recapitalization expense and SBC was $236.4 million or 38.9% of this segment’s revenue in 2006.

Communication Services SG&A expenses in 2007 increased $12.8 million, or 2.4%, to $536.8 million from $524.0 million in 2006. The increase included $69.4 million from the acquisitions of Intrado, InPulse, and Omnium. The increase also includes the net $15.0 million litigation accrual mentioned above. Total SBC recognized during 2007 was $0.9 million, compared to $21.9 million in 2006. We also recognized $44.8 million in expenses associated with our recapitalization in 2006. As a percentage of this segment’s revenue, Communication Services SG&A expenses decreased to 40.0% in 2007, compared to 41.8% in 2006. In 2006, SG&A before recapitalization expense and SBC was $457.3 million or 36.5% of this segment’s revenue.

Operating Income: Operating income in 2007 increased by $109.4 million, or 46.1%, to $346.6 million from $237.2 million in 2006. As a percentage of revenue, operating income increased to 16.5% in 2007 compared to 12.8% in 2006 primarily due to the recapitalization and SBC costs incurred in 2006 and the factors discussed above for revenue, cost of services and SG&A expenses.

As set forth below for 2006, base operating income by business segment excludes recapitalization expense and SBC and is a non-GAAP measure. Management believes these measures provide an alternative presentation of results that more accurately reflects our operations without the non-cash effects of the recapitalization expense and significant SBC expense incurred in connection with our recapitalization. The following table includes reconciliations for 2006 operating income by business segment excluding the recapitalization expense and SBC to reported operating income.

Operating income by business segment:

	For the year ended December 31,
	2007	% of Revenue	Base Operating Income	Recap Expense	SBC	Reported 2006	% of Revenue	Change	% Change
Operating income in thousands
Unified Communications	$178,923	23.4%	$160,287	$34,003	$6,847	$119,437	19.7%	$59,486	49.8%
Communication Services	167,648	12.5%	184,501	44,832	21,891	117,778	9.4%	49,870	42.3%

Total	$346,571	16.5%	$344,788	$78,835	$28,738	$237,215	12.8%	$109,356	46.1%

Unified Communications operating income in 2007 increased by $59.5 million, or 49.8%, to $178.9 million from $119.4 million in 2006. The increase in operating income included $4.2 million from the acquisitions of WNG, TeleVox and Raindance. As a percentage of this segment’s revenue, Unified Communications operating income increased to 23.4% in 2007, compared to 19.7% in 2006. Operating income before recapitalization expense and SBC was $160.3 million, or 26.4%, of this segment’s revenue in 2006.

Communication Services operating income in 2007 increased by $49.9 million, or 42.3%, to $167.6 million from $117.8 million in 2006. The increase in operating income was due primarily to recapitalization expenses and SBC in 2006, as previously discussed. This increase in operating income was partially offset by the previously discussed net $15.0 million litigation accrual. As a percentage of this segment’s revenue, Communication Services operating income increased to 12.5% in 2007, compared to 9.4% in 2006. Operating income before recapitalization expense and SBC was $184.5 million, or 14.7%, of this segment’s revenue in 2006.

Other Income (Expense): Other income (expense) includes sub-lease rental income, interest income from short-term investments and interest expense from short-term and long-term borrowings under our credit facilities and portfolio notes payable. Other expense in 2007 was $319.0 million compared to $86.7 million in 2006. The change in other expense in 2007 was primarily due to interest expense on increased outstanding debt incurred in connection with our recapitalization and higher interest rates in 2007 than we experienced in 2006. Interest expense in 2007 was $332.4 million compared to $94.8 million in 2006.

Noncontrolling Interest: Our portfolio receivable lenders own a noncontrolling interest in several portfolio purchasing subsidiaries. The noncontrolling interest in the earnings of these subsidiaries for 2007 was $15.4 million compared to $16.3 million for 2006.

Net Income—West Corporation: Our net income in 2007 decreased $63.4 million, or 92.2%, to $5.4 million from $68.8 million in 2006. The decrease in net income was due to the factors discussed above for revenue, cost of services, SG&A expense and other income (expense). Net income includes a provision for income tax expense at an effective rate of approximately 24.7% for 2007, compared to 43.5% in 2006. The difference between the effective tax rate during 2007 and the statutory tax rate is primarily due to higher noncontrolling interest pretax income as a percentage of total pretax income and the release of valuation allowances related to losses sustained by an unconsolidated equity investment (for tax purposes) which became deductible for tax purposes upon disposal of the majority owned subsidiary. The 2006 effective income tax rate was impacted by approximately $40.0 million of recapitalization transaction costs which we expect to be non-deductible for income tax purposes.

Earnings (loss) per common share: Earnings per common L share—basic for 2007 improved $9.03 to $11.08 from $2.05 compared to 2006. Earnings per common L share—diluted for 2007 improved $8.70 to $10.68 from $1.98 compared to 2006. The improvement in earnings per share was primarily the result of a full year of net income attributable to L shareholders in 2007 compared to the partial period in 2006, subsequent to the recapitalization. Loss per common A share—basic for 2007 increased ($1.86) to ($1.20) from $0.66 for 2006. Loss per common A share—diluted for 2007 increased ($1.84) to ($1.20) from $0.64 for 2006. The increase in (loss) per share, basic and diluted, was primarily the result of a decrease in net income attributable to the Class A shareholders.

Quarterly Results of Operations

Revenue in our segments is not significantly seasonal.

The following table presents a summary of our unaudited quarterly results of operations for our last ten completed fiscal quarters (in thousands):

	Three Months Ended			Three Months Ended				Three Months Ended
	June 30, 2007	September 30, 2007(1)	December 31, 2007(2)	March 31, 2008(3)	June 30, 2008(3)	September 30, 2008	December 31, 2008(3)	March 31, 2009	June 30, 2009	September 30, 2009(3)
Revenue	$520,186	$531,098	$539,575	$525,755	$551,433	$598,528	$571,718	$606,959	$606,907	$559,012
Cost of services	224,306	228,309	240,789	250,560	251,143	254,486	258,839	269,050	269,268	260,570
SG&A	206,305	217,213	223,951	206,128	219,090	232,736	223,632	229,454	229,893	221,428

Operating income	89,575	85,576	74,835	69,067	81,200	111,306	89,247	108,455	107,746	77,014

Net income (loss)—West Corporation	$2,512	$1,921	$(8,070)	$(1,204)	$7,729	$21,740	$(8,758)	$30,624	$26,435	$3,896

Earnings (loss) per common share
Basic Class L	$2.42	$2.84	$3.04	$3.46	$3.07	$3.20	$3.05	$3.84	$3.54	$3.63
Diluted Class L	$2.33	$2.74	$2.93	$3.32	$2.94	$3.07	$2.92	$3.69	$3.39	$3.47
Basic Class A	$(0.25)	$(0.30)	$(0.44)	$(0.41)	$(0.26)	$(0.11)	$(0.45)	$(0.09)	$(0.10)	$(0.37)
Diluted Class A	$(0.25)	$(0.30)	$(0.44)	$(0.41)	$(0.26)	$(0.11)	$(0.45)	$(0.09)	$(0.10)	$(0.37)

(1)	Results of operations in the third quarter 2007 were affected by an $8.8 million impairment charge taken by the Communication Services segment to fully write-off the goodwill associated with a majority-owned subsidiary.
(2)	Results of operations in the fourth quarter 2007 were affected by $18.5 million of settlements in litigation and an impairment charge to establish a valuation allowance against the carrying value of portfolio receivables and site closures.
(3)	Results of operations in the first quarter 2008, second quarter 2008, fourth quarter 2008 and third quarter 2009 were affected by the Communication Services segment recording impairment charges in the amounts of $24.2 million, $19.8 million, $32.3 million and $25.5 million, respectively, to establish a valuation allowance against the carrying value of portfolio receivables.

Liquidity and Capital Resources

We have historically financed our operations and capital expenditures primarily through cash flows from operations supplemented by borrowings under our bank credit facilities and specialized credit facilities established for the purchase of receivable portfolios.

Our current and anticipated uses of our cash, cash equivalents and marketable securities are to fund operating expenses, acquisitions, capital expenditures, purchase of portfolio receivables, noncontrolling interest distributions, interest payments, tax payments and the repayment of principal on debt.

We believe that our cash flows from operations, together with existing cash and cash equivalents and available borrowings under our bank credit facility, will be adequate to meet our capital requirements for at least the next twelve months.

Nine Months Ended September 30, 2009 compared to 2008

The following table summarizes our cash flows by category for the periods presented (in thousands):

	For the Nine Months Ended September 30,			% Change
	2009	2008	Change
Cash flows from operating activities	$200,792	$160,621	$40,171	25.0%
Cash flows from (used in) investing activities	$(57,373)	$(395,916)	$338,543	85.5%
Cash flows from (used ) in financing activities	$(232,199)	$345,707	$(577,906)	-167.2%

Net cash flows from operating activities improved $40.2 million, or 25.0%, to $200.8 million for the nine months ended September 30, 2009, compared to net cash flows provided by operating activities of $160.6 million for the nine months ended September 30, 2008. The increase in net cash flows provided by operating activities is primarily due to improved operations and working capital.

Days sales outstanding (“DSO”), a key performance indicator we utilize to monitor the accounts receivable average collection period and assess overall collection risk, was 59 days, excluding the impact of portfolio impairments, at September 30, 2009. At September 30, 2008, DSO was 54 days.

Net cash flows used in investing activities decreased $338.5 million, or 85.5%, to $57.4 million for the nine months ended September 30, 2009, compared to net cash flows used in investing activities of $395.9 million for the nine months ended September 30, 2008. We invested $318.2 million for the acquisitions and related transaction costs of HBF and Genesys during the nine months ended September 30, 2008 compared to $1.6 million in acquisition activity for the nine months ended September 30, 2009. We invested $90.7 million in capital expenditures during the nine months ended September 30, 2009 compared to $78.0 million for the nine months ended September 30, 2008. The capital expenditures in 2009 were mainly related to telephone switching equipment, computer hardware and software additions and upgrades. Investing activities during the nine months ended September 30, 2009 included the purchase of receivable portfolios for $1.7 million and cash proceeds applied to amortization of receivable portfolios of $36.4 million, compared to $40.0 million for the purchase of receivable portfolios and $39.9 million of cash proceeds applied to the amortization of receivable portfolios during the nine months ended September 30, 2008.

Net cash flows (used in) from financing activities decreased $577.9 million, or 167.2%, to ($232.2) million for the nine months ended September 30, 2009, compared to net cash flows from financing activities of $345.7 million for the nine months ended September 30, 2008. Principal repayments on the senior secured term loan facility were $19.0 million for the nine months ended September 30, 2009, compared to $18.6 million during the nine months ended September 30, 2008. During the nine months ended September 30, 2009, $174.9 million was paid on the senior secured revolving credit facility and the multicurrency revolving credit facility. During the nine months ended September 30, 2008, the net increase in our revolving credit facilities was $194.6 million. During the nine months ended September 30, 2008, net proceeds from the term loan add-on of the senior secured credit facility and the multicurrency revolving credit facility were $198.7 million and were used to finance the Genesys acquisition. During the nine months ended September 30, 2009, payments on portfolio notes payable were $28.5 million compared to $53.5 million during the nine months ended September 30, 2008. No proceeds from the issuance of portfolio notes payable were received during the nine months ended September 30, 2009 compared to $31.0 million for the nine months ended September 30, 2008. Given our current levels of cash on hand, anticipated cash flow from operations and available borrowing capacity, we believe we have sufficient liquidity to conduct our normal operations and pursue our business strategy in the ordinary course.

Year Ended December 31, 2008 compared to 2007

The following table summarizes our cash flows by category for the periods presented:

	For the Years Ended December 31,		Change	% Change
	2008	2007
Net cash provided by operating activities in thousands:	$287,381	$263,897	$23,484	8.9%
Net cash used in investing activities in thousands:	$(597,539)	$(454,946)	$(142,593)	-31.3%
Net cash flows from financing activities in thousands:	$341,971	$118,106	$223,865	189.5%

Net cash flow from operating activities in 2008 increased $23.5 million, or 8.9%, to $287.4 million compared to net cash flows from operating activities of $263.9 million in 2007. The increase in net cash flows from operating activities is primarily due to improved operating income excluding the impact of the $76.4 million non-cash impact of the allowance for impairment of purchased accounts receivable. This increase was partially offset by a reduction in accounts payable and accrued expenses.

DSO, a key performance indicator that we utilize to monitor the accounts receivable average collection period and assess overall collection risks, was 54 days at December 31, 2008 after removing the impact of Positron which was acquired on November 21, 2008. Throughout the year, DSO ranged from 52 to 58 days. At December 31, 2007, the DSO were 50 days and ranged from 50 to 52 days during the year. Due to its higher concentration of international clients, Genesys has traditionally had higher DSO than our other subsidiaries.

Net cash used in investing activities in 2008 increased $142.6 million, or 31.3%, to $597.5 million compared to net cash used in investing activities of $454.9 million in 2007. The increase in cash used in investing activities was due to $493.6 million of acquisition costs incurred in 2008 primarily for the acquisitions of HBF, Genesys and Positron compared to $291.8 million of acquisition costs incurred in 2007 primarily for the acquisitions of WNG, TeleVox and Omnium. We invested $105.4 million in capital expenditures during 2008 compared to $103.6 million invested in 2007. Investing activities in 2008 and 2007 included the purchase of receivable portfolios for $45.4 million and $127.4 million, respectively. Investing activities in 2008 also included cash proceeds applied to amortization of receivable portfolios of $46.4 million compared $66.9 million in 2007.

Net cash flow from financing activities in 2008 increased $223.9 million, or 189.5%, to $342.0 million, compared to net cash flow from financing activities of $118.1 million for 2007. During 2008, net proceeds from the term loan add-on of the senior secured credit facility and the multicurrency revolving credit facility were $198.7 million and were used to finance the Genesys acquisition. During 2008, we drew $224.0 million under our senior secured revolving credit facility and repaid $15.8 million on our multi currency revolving credit facility. In November 2008, we used $167.0 million to purchase Positron. During 2007, proceeds from the expansion of our senior secured term loan facility were $300.0 million and were used to finance the WNG, TeleVox and Omnium acquisitions. In 2007, we settled an appraisal rights claim brought by a former shareholder in connection with our recapitalization for $48.75 per share, the same amount received in the recapitalization by all of our other former public shareholders, for a total settlement amount of $170.6 million plus interest at 8.25%

for a total of approximately $13.3 million. During 2008, net cash from financing activities was partially offset by payments on portfolio notes payable of $64.9 million, compared to $75.7 million in 2007. Proceeds from issuance of portfolio notes payable in 2008 were $33.1 million, compared to $108.8 million in 2007.

Year Ended December 31, 2007 compared to 2006

On December 31, 2007, the outstanding balance on the indebtedness incurred in connection with the recapitalization and the amendments to the senior secured term loan facility in February and May 2007 to finance the WNG, TeleVox and Omnium acquisitions was $2,376 million. The senior secured term facility is subject to scheduled annual amortization of 1% with quarterly payments and with variable interest at 2.375% over the selected LIBOR. Our senior secured revolving credit facility providing financing of up to $250.0 million had a $0 balance outstanding on December 31, 2007. On December 31, 2007 our $650.0 million aggregate principal amount of 9.5% senior notes due 2014 and $450.0 million aggregate principal amount of 11% senior subordinated notes due 2016 were outstanding. Interest on the notes is payable semiannually in arrears on April 15 and October 15 of each year. Interest payments commenced on April 15, 2007.

The following table summarizes our cash flows by category for the periods presented (in thousands):

	For the Years Ended December 31,		Change	% Change
	2007	2006
Net cash provided by operating activities	$263,897	$215,739	$48,158	22.3%
Net cash used in investing activities	$(454,946)	$(812,253)	$357,307	44.0%
Net cash flows from financing activities	$118,106	$780,742	$(662,636)	-84.9%

Net cash flow from operating activities in 2007 increased $48.2 million, or 22.3%, to $263.9 million compared to net cash flows from operating activities of $215.7 million in 2006. The increase in net cash flows from operating activities is primarily due to improved collections on accounts receivable and increases in amortization and accounts payable. Decreases in share based compensation, deferred tax expense and accrued expenses partially offset the increase in operating cash flows.

DSO was 50 days at December 31, 2007, and ranged from 50 to 52 days during the year. At December 31, 2006, DSO was 51 days and ranged from 49 to 51 days during the year.

Net cash used in investing activities in 2007 decreased $357.3 million, or 44.0%, to $454.9 million compared to net cash used in investing activities of $812.3 million in 2006. The decrease in cash used in investing activities was due to $291.8 million of acquisition costs incurred in 2007 primarily for the acquisitions of WNG, TeleVox and Omnium compared to $643.7 million of acquisition costs incurred in 2006 primarily for the acquisitions of Intrado, Raindance and InPulse. We invested $103.6 million in capital expenditures during 2007 compared to $113.9 million invested in 2006. The decrease in capital expenditures was primarily due to the purchase in 2006 of a building for $30.5 million, which we previously leased under a synthetic lease arrangement. Investing activities in 2007 also included the purchase of receivable portfolios for $127.4 million and cash proceeds applied to amortization of receivable portfolios of $66.9 million compared to $114.6 million and $59.4 million, respectively, in 2006.

Net cash flow from financing activities in 2007 decreased $662.6 million, or 84.9%, to $118.1 million, compared to net cash flow from financing activities of $780.7 million for 2006. During 2007, proceeds from the expansion of our senior secured term loan facility were $300.0 million and were used to finance the WNG, TeleVox and Omnium acquisitions. On September 21, 2007, we settled an appraisal rights claim brought by a former shareholder in connection with our recapitalization for $48.75 per share, the same amount received in the recapitalization by all of our other former public shareholders for a total settlement amount of $170.6 million plus interest at 8.25% for a total of approximately $13.3 million. Also, during 2007, net cash from financing activities was partially offset by payments on portfolio notes payable of $75.7 million compared to $51.1 million in 2006. Proceeds from issuance of portfolio notes payable in 2007 were $108.8 million compared to $97.9 million in 2006. In 2006, the primary sources of financing were $3.2 billion of proceeds from the new debt and bonds, $725.8 million in equity proceeds from the sponsors and proceeds and related tax benefits of $69.3 million from our stock-based employee benefit programs in connection with our recapitalization. $2,910.5 million of the recapitalization transaction proceeds were used to acquire the common stock and stock options in the recapitalization. The proceeds were also used to pay off the $663.3 million balance of our previous revolving credit facility, including accrued interest. Debt acquisition costs incurred in 2006 were $109.6 million.

Senior Secured Term Loan Facility and Senior Secured Revolving Credit Facility.

The $2,534.0 senior secured term loan facility and $250 million senior secured revolving credit facility bear interest at variable rates. The senior secured term loan facility requires annual principal payments of approximately $25.3 million, paid quarterly, with a balloon payment at the maturity date of October 24, 2013 and July 15, 2016 (or July 15, 2014, under certain circumstances related to the amount of outstanding senior notes and the senior secured leverage ratio in effect as of such date) of approximately $1,408.8 million and $928.4 million, respectively. The senior secured term loan facility pricing is based on our corporate debt rating and the grid ranges from 2.125% to 2.75% for LIBOR rate loans (LIBOR plus 2.375% at September 30, 2009), and from 1.125% to 1.75% for base rate loans (Base Rate plus 1.375% at September 30, 2009). The interest rate margins for the extended term loans are based on our corporate debt rating based on a grid, which ranges from 3.625% to 4.25% for LIBOR rate loans (as of September 30, 2009, LIBOR plus 3.875%), and from 2.625% to 3.25% for base rate loans (as of September 30, 2009, Base Rate plus 2.875%), except for the $134.0 million term loan expansion, which is priced at LIBOR (subject to a 3.5% floor) plus 5.0%, and Base Rate plus 4.0% for base rate loans. The rate at September 30, 2009 is Base Rate plus 4.0%, or 7.25%.

The senior secured revolving credit facility pricing is based on our total leverage ratio and the grid ranges from 1.75% to 2.50% for LIBOR rate loans (LIBOR plus 2.0% at September 30, 2009) and the margin ranges from 0.75% to 1.50% for base rate loans (Base Rate plus 1.0% at September 30, 2009). We are required to pay each non-defaulting lender a commitment fee of 0.50% in respect of any unused commitments under the senior secured revolving credit facility. The commitment fee in respect of unused commitments under the senior secured revolving credit facility is subject to adjustment based upon our total leverage ratio.

The effective annual interest rates, inclusive of debt amortization costs, on the senior secured term loan facility and revolving credit facility during the nine months ended September 30, 2009 was 5.35%, compared to 6.59% during the nine months ended September 30, 2008. The average daily outstanding balance of the revolving credit facility during the nine months ended September 30, 2009 was $198.1 million. The effective annual interest rates, inclusive of debt amortization costs, on the senior secured term loan facility for 2008 and 2007 were 6.56% and 8.03%, respectively. The average daily outstanding balance of the revolving credit facility during 2008 was $63.0 million. The highest balance outstanding on the revolving credit facility during the nine months ended September 30, 2009 and the twelve months ended December 31, 2008 was $224.0 million. The senior secured revolving credit facility was not used in 2007.

In August 2009, we and the lenders amended the senior secured term loan facility to permit us to, among other things, (i) agree with individual lenders to extend the maturity of their term loans or extend or refinance their revolving credit commitments, and pay a different interest rate or otherwise modify certain terms of their loans or revolving commitments in connection with such an extension, and (ii) issue new secured notes, which may include indebtedness secured on a pari passu basis with the obligations under the senior secured facility, so long as, among other things, the net cash proceeds from any such issuance are used to prepay loans under such facility at par. In connection with the amendment, we extended the maturity date for $1 billion of our existing term loans from October 24, 2013 to July 15, 2016 (or July 15, 2014, under certain circumstances related to the amount of outstanding senior notes and the senior secured leverage ratio in effect as of such date) and the interest rate margins of such extended term loans have been increased.

In October 2006, we entered into three three-year interest rate swap agreements (cash flow hedges) to convert variable long-term debt to fixed rate debt. These swaps were for $800.0 million, $700.0 million and $600.0 million for the three years ending October 23, 2007, 2008 and 2009, respectively, at rates from 5.0% to 5.01%. In August 2007, we entered into two two-year interest rate swap agreements (cash flow hedges) to convert variable long-term debt to fixed rate debt and hedged an additional $120.0 million at rates from 4.81% to 4.815%. In August and September 2008, we entered into three three-year interest rate swap agreements (cash flow hedges) to convert variable long-term debt to fixed rate debt. These swaps were for an additional $200.0 million at 3.532%, $150.0 million at 3.441% and $250.0 million at 3.38%. At September 30, 2009, we had $1,200.0 million of the outstanding $2,466.5 million senior secured term loan facility hedged at rates from 3.38% to 5.01%. See “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk—Lehman Hedges” elsewhere in this prospectus for a discussion on the impact of Lehman Brothers bankruptcy on two of these interest rate swaps.

In August 2008, we entered into a one-year interest rate basis swap overlay to reduce interest expense to take advantage of the risk premium between the one-month LIBOR and the three-month LIBOR. We placed the basis overlay swaps on our swaps entered into in October 2006. The basis swap overlay leaves the existing interest rate swaps intact and executes a basis swap whereby our three-month LIBOR payments on the basis swap are offset by the existing swap and we receive one-month LIBOR payments ranging from LIBOR plus 10.5 basis points. The termination dates and notional amounts match the interest rate swaps noted above.

During the three months ended March 31, 2009, we entered into three eighteen-month forward starting interest rate swaps for a total notional value of $500.0 million. The effective date of these forward starting interest rate swaps is July 26, 2010. The fixed interest rate on the forward starting interest rate swaps ranges from 2.56% to 2.60%.

We may request additional tranches of term loans or increases to the revolving credit facility in an aggregate amount not to exceed $298.5 million, including the aggregate amount of $67.5 million of principal payments previously made in respect of the term loan facility. Availability of such additional tranches of term loans or increases to the revolving credit facility is subject to the absence of any default and pro forma compliance with financial covenants and, among other things, the receipt of commitments by existing or additional financial institutions.

Multicurrency revolving credit facility

InterCall Conferencing Services Limited, a foreign subsidiary of InterCall (“ICSL”), maintains a $75.0 million multicurrency revolving credit facility. The credit facility is secured by substantially all of the assets of ICSL, and is not guaranteed by us or any of our domestic subsidiaries. The credit facility matures on May 16, 2011 with two one-year additional extensions available upon agreement with the lenders. Interest on the facility is variable based on the leverage ratio of the foreign subsidiary and the margin ranges from 2.375% to 3.125% over the selected optional currency LIBOR (Sterling or Dollar/EURIBOR (Euro)). The margin at September 30, 2009 was 2.375%. The effective annual interest rate, inclusive of debt amortization costs, on the revolving credit facility during the nine months ended September 30, 2009 was 6.02%, compared to 8.6% from inception, May 16, 2008, through September 30, 2008. The credit facility also includes a commitment fee of 0.5% on the unused balance and certain financial covenants which include a maximum leverage ratio, a minimum interest coverage ratio and a minimum revenue test. The outstanding balance of the multicurrency revolving credit facility at September 30, 2009 was $19.4 million. The average daily outstanding balance of the multicurrency revolving credit facility during the nine months ended September 30, 2009 was $38.8 million. The highest balance outstanding on the multicurrency revolving credit facility during the nine months ended September 30, 2009 was $48.2 million.

Senior Notes

The senior notes consist of $650.0 million aggregate principal amount of 9.5% senior notes due 2014. Interest is payable semiannually.

At any time prior to October 15, 2010, we may redeem all or a part of the senior notes, at a redemption price equal to 100% of the principal amount of senior notes redeemed plus the applicable premium and accrued and unpaid interest to the date of redemption, subject to the rights of holders of senior notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after October 15, 2010, we may redeem the senior notes in whole or in part, at the redemption prices (expressed as percentages of principal amount of the senior notes to be redeemed) set forth below plus accrued and unpaid interest thereon to the applicable date of redemption, subject to the right of holders of senior notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on October 15 of each of the years indicated below:

Year	Percentage
2010	104.750
2011	102.375
2012 and thereafter	100.000

Until October 15, 2009, we may, at our option, on one or more occasions redeem up to 35% of the aggregate principal amount of senior notes issued by us at a redemption price equal to 109.50% of the aggregate principal amount thereof plus accrued and unpaid interest thereon to the applicable date of redemption, subject to the right of holders of senior notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more equity offerings; provided that at least 65% of the sum of the aggregate principal amount of senior notes originally issued under the senior indenture and any additional notes issued under the senior indenture after the issue date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such equity offering.

From time to time, we may repurchase outstanding senior notes in open market or privately negotiated transactions on terms to be determined at the time of such repurchase.

Senior Subordinated Notes

The senior subordinated notes consist of $450.0 million aggregate principal amount of 11% senior subordinated notes due 2016. Interest is payable semiannually.

At any time prior to October 15, 2011, we may redeem all or a part of the senior subordinated notes at a redemption price equal to 100% of the principal amount of senior subordinated notes redeemed plus the applicable premium and accrued and unpaid interest to the date of redemption, subject to the rights of holders of senior subordinated notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after October 15, 2011, we may redeem the senior subordinated notes in whole or in part at the redemption prices (expressed as percentages of principal amount of the senior subordinated notes to be redeemed) set forth below plus accrued and unpaid interest thereon to the applicable date of redemption, subject to the right of holders of senior subordinated notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on October 15 of each of the years indicated below:

Year	Percentage
2011	105.500
2012	103.667
2013	101.833
2014 and thereafter	100.000

Until October 15, 2009, we may, at our option, on one or more occasions redeem up to 35% of the aggregate principal amount of senior subordinated notes issued by us at a redemption price equal to 111% of the aggregate principal amount thereof plus accrued and unpaid interest thereon to the applicable date of redemption, subject to the right of holders of senior subordinated notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more equity offerings; provided that at least 65% of the sum of the aggregate principal amount of senior subordinated notes originally issued under the senior subordinated indenture and any additional notes issued under the senior subordinated indenture after the issue date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such equity offering.

From time to time, we may repurchase outstanding senior subordinated notes in open market or privately negotiated transactions on terms to be determined at the time of such repurchase.

Debt Covenants

Senior Secured Term Loan Facility and Senior Secured Revolving Credit Facility—We are required to comply on a quarterly basis with a maximum total leverage ratio covenant and a minimum interest coverage ratio covenant. The total leverage ratio of consolidated total debt to Adjusted EBITDA ratio may not exceed 7.0 to 1.0 at December 31, 2008 and 6.50 to 1.0 at September 30, 2009, and the interest coverage ratio of consolidated Adjusted EBITDA to the sum of consolidated interest expense must exceed 1.50 to 1.0 at December 31, 2008 and 1.75 to 1.0 at September 30, 2009. Both ratios are measured on a rolling four-quarter basis. We were in compliance with these financial covenants at September 30, 2009. These financial covenants will become more restrictive over time (adjusted periodically until the maximum leverage ratio reaches 3.75 to 1.0 in 2013 and the interest coverage ratio reaches 2.50 to 1.0 in 2012). We believe that for the foreseeable future we will continue to be in compliance with our financial covenants. The senior secured credit facilities also contain various negative covenants, including limitations on indebtedness, liens, mergers and consolidations, asset sales, dividends and distributions or repurchases of our capital stock, investments, loans and advances, capital expenditures, payment of other debt, including the senior subordinated notes, transactions with affiliates, amendments to material agreements governing our subordinated indebtedness, including the senior subordinated notes and changes in our lines of business.

The senior secured credit facilities include certain customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under the Employee Retirement Income Security Act of 1974, material judgments, the invalidity of material provisions of the documentation with respect to the senior secured credit facilities, the failure of collateral under the security documents for the senior secured credit facilities, the failure of the senior secured credit facilities to be senior debt under the subordination provisions of certain of our subordinated debt and a change of control of us. If an event of default occurs, the lenders under the senior secured credit facilities will be entitled to take certain actions, including the acceleration of all amounts due under the senior secured credit facilities and all actions permitted to be taken by a secured creditor.

Senior Notes—The senior notes indenture contains covenants limiting, among other things, our ability and the ability of our restricted subsidiaries to: incur additional debt or issue certain preferred shares, pay dividends on or make distributions in respect of our capital stock or make other restricted payments, make certain investments, sell certain assets, create liens on certain assets to secure debt, consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets, enter into certain transactions with our affiliates and designate our subsidiaries as unrestricted subsidiaries.

Senior Subordinated Notes—The senior subordinated indenture contains covenants limiting, among other things, our ability and the ability of our restricted subsidiaries to: incur additional debt or issue certain preferred shares; pay dividends on or make distributions in respect of our capital stock or make other restricted payments, make certain investments, sell certain assets, create liens on certain assets to secure debt, consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets, enter into certain transactions with our affiliates and designate our subsidiaries as unrestricted subsidiaries.

Multicurrency Revolving Credit Facility—InterCall Conferencing Services Limited is required to comply on a quarterly basis with a maximum total leverage ratio covenant, a minimum interest coverage ratio covenant and a minimum revenue covenant. The total leverage ratio of InterCall Conferencing Services Limited and its subsidiaries (“InterCall UK Group”) cannot exceed 2.75 to 1.0 tested as of the last day of each of the first full three quarters ending after the utilization date, 2.50 to 1.0 tested as of the last day of each of the next four fiscal quarters (beginning with the fiscal quarter ended June 30, 2009) and 2.25 to 1.0 tested as of the last day of each fiscal quarter thereafter. The interest coverage ratio of the InterCall UK Group must be greater than 3.0 to 1.0 as of the end of each quarterly period. The minimum revenue required to be maintained by the InterCall UK Group, as measured on a rolling four-quarter basis, increases over the life of the agreement from £45.0 million in 2008 and £47.5 million in 2009 to £50.0 million in 2010 and thereafter.

Our failure to comply with these debt covenants may result in an event of default which, if not cured or waived, could accelerate the maturity of our indebtedness. If our indebtedness is accelerated, we may not have sufficient cash resources to satisfy our debt obligations and we may not be able to continue our operations as planned. If our cash flows and capital resources are insufficient to fund our debt service obligations and keep us in compliance with the covenants under our senior secured credit facilities or to fund our other liquidity needs, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness including the notes. We cannot ensure that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements, including our senior secured credit facilities or the indentures that govern the notes. Our senior secured credit facilities documentation and the indentures that govern the notes restrict our ability to dispose of assets and use the proceeds from the disposition. As a result, we may not be able to consummate those dispositions or use the proceeds to meet our debt service or other obligations, and any proceeds that are available may not be adequate to meet any debt service or other obligations then due.

If we cannot make scheduled payments on our debt, we will be in default, and as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	the lenders under our new senior secured credit facilities could terminate their commitments to lend us money and foreclose against the assets securing our borrowings; and

•	we could be forced into bankruptcy or liquidation.

Credit Ratings

At September 30, 2009, our credit ratings and outlook were as follows:

	Corporate Rating/ Outlook	Senior Secured Term Loans	Senior Secured Revolver	Senior Unsecured Notes	Senior Subordinated Notes
Moody’s(1)	B2/Stable	B1	B1	Caa1	Caa1
Standard & Poor’s(2)	B+/Stable	BB-	BB-	B-	B-

(1)	Rating confirmed on May 12, 2009.
(2)	Rating confirmed on June 30, 2009.

We will monitor and weigh our operating performance with any potential acquisition activities. Additional acquisitions of size would likely require us to secure additional funding sources. We have no reason to believe for the foreseeable future there will be an event to cause downgrades based on the positions of our rating agencies.

Adjusted EBITDA—The common definition of EBITDA is “Earnings Before Interest Expense, Taxes, Depreciation and Amortization.” In evaluating liquidity, we use Adjusted EBITDA, which we define as earnings before interest expense, share-based compensation, taxes, depreciation and amortization, noncontrolling interest, non-recurring litigation settlement costs, impairments and other non-cash reserves, transaction costs and after acquisition synergies and excluding unrestricted subsidiaries, or “Adjusted EBITDA.” EBITDA and Adjusted EBITDA are not measures of financial performance or liquidity under GAAP. Although we use Adjusted EBITDA as a measure of our liquidity, the use of Adjusted EBITDA is limited because it does not include certain material costs, such as depreciation, amortization and interest, necessary to operate our business and includes adjustments for synergies that have not been realized. In addition, as disclosed below, certain adjustments included in our calculation of Adjusted EBITDA are based on management’s estimates and do not reflect actual results. For example, post-acquisition synergies included in Adjusted EBITDA are determined in accordance with our senior credit facilities, which provide for an adjustment to EBITDA, subject to certain specified limitations, for reasonably identifiable and factually supportable cost savings projected by us in good faith to be realized as a result of actions taken following an acquisition. EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flow from operations or other income or cash flow data prepared in accordance with GAAP. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is presented here as we understand investors use it as one measure of our historical ability to service debt and compliance with covenants in our senior credit facilities. Set forth below is a reconciliation of EBITDA and Adjusted EBITDA to cash flow from operations.

	For the nine months ended September 30,		For the year ended December 31,
(dollars in thousands)	2009	2008	2008	2007	2006	2005	2004
Cash flows from operating activities	$200,792	$160,621	$287,381	$263,897	$215,739	$290,004	$218,560
Income tax expense	37,360	17,341	11,731	6,814	65,505	87,736	65,762
Deferred income tax (expense) benefit	2,474	(8,094)	26,446	8,917	(9,300)	2,645	(6,177)
Interest expense	193,842	217,923	313,019	332,372	94,804	15,358	9,381
Allowance for impairment of purchased accounts receivable	(25,464)	(44,076)	(76,405)	—	—	—	—
Non-cash loss on hedge agreements	—	—	(17,679)	—	—	—	—
Unrealized gain (loss) on foreign denominated debt	—	—	(5,558)	—	—	—	—
Provision for share based compensation	(1,274)	(1,026)	(1,404)	(1,276)	(28,738)	(538)	—
Debt amortization	(12,399)	(11,657)	(15,802)	(14,671)	(3,411)	(858)	(1,216)
Other	2,249	(59)	(107)	195	(876)	(699)	(48)
Excess tax benefit from stock options exercised	—	—	—	—	50,794	—	—
Changes in operating assets and liabilities, net of business acquisitions	38,590	65,504	4,064	(53,461)	(2,180)	(15,313)	3,611

EBITDA	436,170	396,477	525,686	542,787	382,337	378,335	289,873

	For the nine months ended September 30,				For the year ended December 31,
(dollars in thousands)	2009		2008		2008		2007		2006	2005	2004
Provision for share-based compensation(a)	1,274		1,026		1,404		1,276		28,738	538	—
Acquisition synergies and transaction costs(b)	14,743		13,984		20,985		22,006		89,562	1,365	—
Non-cash portfolio impairments(c)	25,464		44,076		76,405		1,004		—	—	—
Site closures and other impairments(d)	3,207		426		2,644		1,309		—	—	—
Non-cash foreign currency (gain) losses(e)	(883)		—		6,427		—		—	—	—
Non-recurring litigation settlement costs(f)	3,376		—		—		15,741		—	—	—
Synthetic lease interest(g)	—		—		—		—		1,305	1,385	1,130

Adjusted EBITDA	$483,351		$455,989		$633,551		$584,123		$501,942	$381,623	$291,003

Adjusted EBITDA Margin(h)	27.3%		27.2%		28.2%		27.8%		27.0%	25.0%	23.9%
Leverage Ratio Covenant and Interest Coverage Ratio Covenant:
Total Debt(i)	3,587,148		$3,613,004		$3,706,982		$3,345,615		NM	NM	NM
Ratio of Total Debt to Adjusted EBITDA(j)	5.4	x	5.5	x	5.4	x	5.6	x	NM	NM	NM
Cash interest expense(k)	256,591		281,851		$268,041		$281,434		NM	NM	NM
Ratio of Adjusted EBITDA to cash interest expense(l)	2.6	x	2.3	x	2.4	x	2.1	x	NM	NM	NM

(a)	Represents total share based compensation expense determined at fair value in accordance with ASC 718 (formerly SFAS 123R).
(b)	Represents, for each period presented, unrealized synergies for acquisitions, consisting primarily of headcount reductions and telephony-related savings, direct acquisition expenses, transaction costs incurred with the recapitalization and the exclusion of the negative EBITDA in one acquired entity, which was an unrestricted subsidiary under the indentures governing our outstanding senior and senior subordinated notes. Amounts shown are permitted to be added to “EBITDA” for purposes of calculating our compliance with certain covenants under our credit facility and the indentures governing our outstanding notes.
(c)	Represents non-cash portfolio receivable allowances.
(d)	Represents site closures and other asset impairments.
(e)	Represents the unrealized loss on foreign denominated debt and the loss on transactions with affiliates denominated in foreign currencies.
(f)	Class action litigation settlement, net of estimated insurance proceeds, and related legal costs.
(g)	Represents interest incurred on a synthetic building lease, which was purchased in September 2006.
(h)	Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue.
(i)	Total debt excludes portfolio notes payable, but includes other indebtedness of capital lease obligations, performance bonds and letters of credit and is reduced by cash and cash equivalents.
(j)	Ratio of Total Debt to Adjusted EBITDA is calculated using trailing twelve month Adjusted EBITDA of $663.2 million and $658.7 million for the trailing twelve months ended September 30, 2009 and 2008, respectively. For purposes of calculating our Ratio of Total Debt to Adjusted EBITDA, Adjusted EBITDA includes pro forma adjustments for acquired entities of $49.1 million in 2008 and $9.1 million in 2007 as is permitted in the debt covenants. Pro forma adjustments for acquired entities for the trailing twelve months ended September 30, 2009 and 2008 were $2.2 million and $59.0 million, respectively.
(k)	Cash Interest Expense represents interest expense paid less amortization of capitalized financing costs and non-cash loss on hedge agreements expensed as interest under the senior secured term loan facility, senior secured revolving credit facility, senior notes and senior subordinated notes.
(l)	The ratio of Adjusted EBITDA to cash interest expense is calculated using trailing twelve month cash interest expense.

NM—Not meaningful as our current debt covenants became effective October 24, 2006.

Sales of Accounts Receivable

During the third quarter of 2009, West Receivables LLC, a wholly-owned, bankruptcy-remote direct subsidiary of West Receivables Holdings LLC, entered into a three year $125.0 million revolving trade accounts receivable financing facility with Wachovia. Under the facility, West Receivables Holdings LLC sells or contributes trade accounts receivables to West Receivables LLC, which sells undivided interests in the purchased or contributed accounts receivables for cash to one or more financial institutions. The proceeds of the facility are available for general corporate purposes. The facility qualifies as off-balance sheet financing under the provisions of Accounting Standards Codification Topic 860, Transfers and Servicing to the extent of the undivided interest sold by West Receivables LLC. West Receivables LLC and West Receivables Holdings LLC are consolidated in our condensed consolidated financial statements included elsewhere in this prospectus. At September 30, 2009 there was no funding under the facility.

Receivables Management Asset Portfolio Notes Payable Facilities.

We historically have maintained, through majority-owned subsidiaries, receivables management asset financing facilities with affiliates of Cargill, Inc. and CarVal Investors, LLC (the “Portfolio Lenders”). Each Portfolio Lender is a

noncontrolling interest holder in the applicable majority-owned subsidiary. Pursuant to these agreements, we have borrowed up to 85% of the purchase price of each receivables portfolio purchased from the lender and funded the remaining purchase price. Interest generally accrues on the outstanding debt at a variable rate of 2.75% over prime. The debt is non-recourse and collateralized by all of the assets of the applicable majority-owned subsidiary, including receivable portfolios within a loan series. Each loan series contains a group of portfolio asset pools that had an aggregate original principal amount of approximately $20 million. These notes mature in 24 to 30 months from the date of origination. At September 30, 2009, we had $52.5 million of non-recourse portfolio notes payable outstanding under these facilities, compared to $88.5 million outstanding at December 31, 2008 and to $120.3 million outstanding at December 31, 2007. The Portfolio Lenders discontinued new financing through the applicable facilities and served a complaint asserting the occurrence of facility events of default. Subsequent to September 30, 2009, the parties reached a settlement of the complaint and our counterclaims and the parties terminated the related credit documents. Prior to the settlement of the litigation, one of the Portfolio Lenders held collection proceeds in the collateral account rather than make distributions consistent with past practice. As of September 30, 2009, such collateral account includes approximately $14.7 million, including $11.8 million which we believe is due us in connection with our investment and which was paid to us subsequent to September 30, 2009 in connection with the settlement. See “Business—Legal Proceedings” and note 16 to the condensed consolidated financial statements included elsewhere in this prospectus for further details of the litigation and settlement.

On April 30, 2009, we entered into a series of amended and restated agreements with TOGM, LLC (“TOGM”) pursuant to which TOGM would finance up to 70% of the purchase price of selected receivables portfolios. Interest generally accrues on the outstanding debt at a fixed rate of 8.5%. The amended and restated agreements continue the facility executed as of May 21, 2008 and which expired December 31, 2008. The debt is non-recourse to us and collateralized by all of the assets of the applicable majority-owned subsidiary, including receivable portfolios within a loan series. Each loan series contains a group of portfolio asset pools that provide for an aggregate original principal amount of approximately $10 million. These notes mature in 24 months from the date of origination. At September 30, 2009, we had $1.0 million of non-recourse portfolio notes payable outstanding under this facility compared to $2.8 million outstanding at December 31, 2008. TOGM’s shareholders are Mary and Gary West, who, prior to this offering, collectively own approximately 22% of us.

Contractual Obligations

As described in the notes to our consolidated financial statements we have contractual obligations that may affect our financial condition. However, based on management’s assessment of the underlying provisions and circumstances of our material contractual obligations, there is no known trend, demand, commitment, event or uncertainty that is reasonably likely to occur which would have a material effect on our financial condition or results of operations.

The following table summarizes our contractual obligations at September 30, 2009 (dollars in thousands):

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Senior Secured Term Loan Facility, due 2013	$1,469,026	$15,052	$30,104	$1,423,870	$—
Senior Secured Term Loan Facility, due 2016	997,442	10,232	20,464	20,464	946,282
Senior Secured Revolving Loan Facility, due 2012	80,000	—	—	80,000	—
9.5% Senior Notes, due 2014	650,000	—	—	—	650,000
11% Senior Subordinated Notes, due 2016	450,000	—	—	—	450,000
Multicurrency revolving credit facility, due 2011	19,365	—	19,365	—	—
Interest payments on fixed rate debt	710,875	111,250	222,500	222,500	154,625
Estimated interest payments on variable rate debt(1)	725,697	147,731	263,524	202,398	112,044
Operating leases	135,420	37,389	43,435	18,189	36,407
Capital lease obligations	3,791	1,413	2,090	288	—
Contractual minimums under telephony agreements(2)	120,900	89,150	31,750	—	—
Purchase obligations(3)	49,496	43,028	6,468	—	—
Portfolio notes payable	52,486	52,249	237	—	—

Total contractual cash obligations	$5,464,498	$507,494	$639,937	$1,967,709	$2,349,358

(1)	Interest rate assumptions based on October 9, 2009 U.S. dollar swap rate curves and LIBOR Euro and GBP swap rate curves for the next five years.
(2)	Based on projected telephony minutes through 2011. The contractual minimum is usage based and could vary based on actual usage.
(3)	Represents future obligations for capital and expense projects that are in progress or are committed. The table above excludes amounts to be paid for taxes and long term obligations under our Nonqualified Executive Retirement Savings Plan and Nonqualified Executive Deferred Compensation Plan. The table also excludes amounts to be paid for income tax contingencies because the timing thereof is highly uncertain. At September 30, 2009, we have accrued $16.6 million, including interest and penalties for uncertain tax positions.

Capital Expenditures

Our operations continue to require significant capital expenditures for technology, capacity expansion and upgrades. Capital expenditures were $105.4 million for the year ended December 31, 2008, and were funded through cash from operations and the use of our various credit facilities. Capital expenditures were $103.6 million for the year ended December 31, 2007. Capital expenditures for the year ended December 31, 2008 consisted primarily of computer and telephone equipment and software purchases.

Capital expenditures were $95.3 million for the nine months ended September 30, 2009, compared to $78.0 million for the nine months ended September 30, 2008. As of September 30, 2009, we estimated our capital expenditures for the remainder of 2009 to be approximately $20.0 to $35.0 million primarily for equipment and upgrades at existing facilities. We currently estimate our capital expenditures for 2010 to be approximately $         million to $         million.

Our senior secured term loan facility discussed above includes covenants which allow us the flexibility to issue additional indebtedness that is pari passu with, or subordinated to, our debt under our existing credit facilities in an aggregate principal amount not to exceed $298.5 million including the aggregate amount of principal payments made in respect of the senior secured term loan, incur capital lease indebtedness, finance acquisitions, construction, repair, replacement or improvement of fixed or capital assets, incur accounts receivable securitization indebtedness and non-recourse indebtedness; provided we are in pro forma compliance with our total leverage ratio and interest coverage ratio financial covenants. We or any of our affiliates may be required to guarantee any existing or additional credit facilities.

Off-Balance Sheet Arrangements

We utilize standby letters of credit to support primarily workers’ compensation policy requirements and certain operating leases. Performance obligations of Intrado and Positron are supported by performance bonds and letters of credit. These obligations will expire at various dates through August 2012 and are renewed as required. The outstanding commitment on these obligations at September 30, 2009 was $17.3 million. The standby letters of credit and performance bonds are the only off-balance sheet arrangements we participated in during the periods presented.

Accounts Receivable Purchase Facility

During the third quarter of 2009, we entered into a new $125 million accounts receivable purchase facility pursuant to which we and certain of our subsidiaries have agreed to contribute or sell all of the accounts receivable of such subsidiaries. The facility is conducted through West Receivables LLC, a wholly-owned bankruptcy remote subsidiary of ours. The receivables facility qualifies for sale treatment under the provisions of Accounting Standards Codification Topic 880, Transfers and Servicing to the extent of the undivided interest sold by West Receivables LLC for cash to one or more financial institutions. Accordingly, the accounts receivable interests sold and related obligation will remain off of our consolidated balance sheet. As of September 30, 2009, the facility was undrawn.

Inflation

We do not believe that inflation has had a material effect on our results of operations. However, there can be no assurance that our business will not be affected by inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk Management

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and changes in the market value of investments. The effects of inflation on our variable interest rate debt is discussed below in “—Interest Rate Risk.”

Interest Rate Risk

As of September 30, 2009, we had $2,466.5 million outstanding under our senior secured term loan facility, $80.0 million outstanding under our senior secured revolving credit facility and $19.4 million outstanding under our multicurrency revolving credit facility, $650.0 million outstanding under our 9.5% senior notes, $450.0 million outstanding under our 11% senior subordinated notes and $52.5 million outstanding under the portfolio notes payable facilities.

Long-term obligations at variable interest rates subject to interest rate risk and the impact of a 50 basis point change in the variable interest rate at September 30, 2009 consist of the following, in thousands:

	Outstanding at variable interest rates	Quarterly Impact of a 0.5% change in the variable interest rate
Senior Secured Term Loan Facility(1)	$1,266,469	$1,583.1
Senior Secured Revolving Credit Facility	80,000	100.0
Multicurrency revolving credit facility	19,365	24.2
Portfolio Notes Payable Facilities	52,486	65.6

Variable rate debt	$1,418,320	$1,772.9

(1)	Net of $1,200.0 million interest rate swaps

As of December 31, 2008, we had $2,485.4 million outstanding under our senior secured term loan facility, $224.0 million outstanding under our senior secured revolving credit facility, $48.2 million outstanding under our multicurrency revolving credit facility, $650.0 million outstanding under our 9.5% senior notes, $450.0 million outstanding under our 11% senior subordinated notes and $88.5 million outstanding under the portfolio notes payable facilities.

Long-term obligations at variable interest rates subject to interest rate risk and the impact of a 50 basis point change in the variable interest rate at December 31, 2008 consist of the following in thousands:

	Outstanding at variable interest rates	Annual Impact of a 0.5% change in the variable interest rate
Senior Secured Term Loan Facility(1)	$1,165,432	$5,827.2
Senior Secured Revolving Credit Facility	224,044	1,120.2
Multicurrency revolving credit facility	48,175	240.9
Portfolio Notes Payable Facilities	88,477	442.4
Variable rate debt	$1,526,128	$7,630.6

(1)	Net of $1,320.0 million interest rate swaps

Lehman Hedges—In September and October 2008 the counterparty to two of our interest rate swaps, Lehman Brothers Special Financing Inc. (“LBSF”), and its parent and credit support provider, Lehman Brothers Holdings Inc., each filed for bankruptcy. Based on these bankruptcy filings we believe that these cash flow hedges no longer qualify for hedge accounting. Therefore, the change in fair value from June 30, 2008, the last time these hedges were determined to be effective, will be recorded as interest expense. The change in fair value of these hedges during the nine months ended September 30, 2009 was $5.8 million. At June 30, 2008, the Other Comprehensive Loss associated with one of these hedges was $3.3 million and will be reclassified into earnings over the remaining life of the hedge which terminates on October 24, 2009. During the nine months ended September 30, 2009, $1.8 million of Other Comprehensive Loss and $1.2 million of the related deferred income tax liability were reclassified and recorded as interest expense. The second Lehman hedge agreement was implemented after June 30, 2008 and was never accounted for under hedge accounting. The aggregate notional value of these two hedges at September 30, 2009 was $416.0 million.

Foreign Currency Risk

Our Unified Communications segment conducts business in countries outside of the United States. Revenue and expenses from these foreign operations are typically denominated in local currency, thereby creating exposure to changes in exchange rates. Generally, we do not hedge the foreign currency transactions. Changes in exchange rates may positively or negatively affect our revenue and net income attributed to these subsidiaries. Based on our level of operating activities in foreign operations during the nine months ended September 30, 2009 and the year ended December 31, 2008, a five percent change in the value of the U.S. dollar relative to the Euro and British Pound Sterling would have positively or negatively affected our net operating income by less than one percent.

On December 31, 2007 and 2008 and September 30, 2009, the Communication Services segment had no material revenue outside the United States. Our facilities in Jamaica and the Philippines operate under revenue contracts denominated in U.S. dollars. These contact centers receive calls only from customers in North America under contracts denominated in U.S. dollars. Positron, which is headquartered in Canada, has revenue contracts denominated primarily in U.S. dollars.

For the nine months ended September 30, 2009 and 2008, revenue from non-U.S. countries were approximately 15% and 13%, of consolidated revenue, respectively. For the years ended December 31, 2008, 2007 and 2006, revenue from non-U.S. countries were approximately 11%, 7% and 5%, respectively, of consolidated revenue. During these periods, no individual foreign country accounted for greater than 10% of revenue. At September 30, 2009 and December 31, 2008 and 2007, long-lived assets from non-U.S. countries were approximately 10%, 11% and less than 1% of consolidated long-lived assets, respectively. We have not entered into forward exchange or option contracts for transactions denominated in foreign currency to hedge against foreign currency risk. We are exposed to translation risk because our foreign operations are in local currency and must be translated into U.S. dollars. As currency exchange rates fluctuate, translation of our Statements of Operations of non-U.S. businesses into U.S. dollars affects the comparability of revenue, expenses, and operating income between periods.

Investment Risk

In October 2006, we entered into three three-year interest rate swap agreements (cash flow hedges) to convert variable long-term debt to fixed rate debt. These swaps were for $800.0 million, $700.0 million and $600.0 million for the three years ending October 23, 2007, 2008 and 2009, respectively, at rates from 5.0% to 5.01%. In August 2007, we entered into two two-year interest rate swap agreements (cash flow hedges) to convert variable long-term debt to fixed rate debt and hedged an additional $120.0 million at rates from 4.81% to 4.815%. In August and September 2008, we entered into three three-year interest rate swap agreements (cash flow hedges) to convert variable long-term debt to fixed rate debt. These swaps were for an additional $200.0 million at 3.532%, $150.0 million at 3.441% and $250.0 million at 3.38%. At December 31, 2008 we had $1,320.0 million of the outstanding $2,485.4 million senior secured term loan facility hedged at rates from 3.38% to 5.01%. At September 30, 2009 we had $2,466.5 million of the outstanding $2,472.8 million senior secured term loan facility hedged at rates from 3.38% to 5.01%.

Recent Accounting Pronouncements

We adopted the provisions of the FASB Statement on Generally Accepted Accounting Principles (“GAAP”) relating to the FASB Accounting Standards Codification (“Codification”) on September 30, 2009. This Statement establishes the Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for registrants with the SEC. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. The adoption did not have an impact on our consolidated financial position, results of operations or cash flows.

In May 2009, the FASB issued Accounting Standards Codification 855 Subsequent Events (“ASC 855”). ASC 855 establishes the standards for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 went into effect for interim or annual periods ending after June 15, 2009. In accordance with the provisions of ASC 855, we have evaluated subsequent events through October 29, 2009. No subsequent events requiring recognition were identified and therefore none were incorporated into the condensed consolidated financial statements included elsewhere in this prospectus.

Effective January 1, 2009, we adopted Accounting Standards Codification 810 Consolidation (“ASC 810”). ASC 810 established new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The adoption of ASC 810 required a change in what was formerly minority interest to noncontrolling interest and the placement of noncontrolling interest within the stockholders’ equity section of the consolidated balance sheet rather than in the mezzanine section of the consolidated balance sheet. As ASC 810 required retrospective adoption, the December 31, 2008 balances reflect this modification as well.

In September 2009, the Emerging Issues Task Force issued guidance relating to revenue recognition. This guidance will change the accounting for revenue recognition for arrangements with multiple deliverables and will enable entities to separately account for individual deliverables for many more revenue arrangements. This guidance eliminates the requirement that all undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to items that already have been delivered. As a result, the new guidance may allow some companies to recognize revenue on transactions that involve multiple deliverables earlier than under current requirements. This guidance is effective for us beginning January 1, 2011 and we are currently assessing the impact this guidance will have on our financial statements.

BUSINESS

Overview

Our Company

We are a leading provider of technology-driven, voice-oriented solutions. We offer our clients a broad range of communications and infrastructure management solutions that help them manage or support critical communications. The scale and processing capacity of our proprietary technology platforms, combined with our world-class expertise and processes in managing telephony and human capital, enable us to provide our clients with premium outsourced communications solutions. Our automated service and conferencing solutions are designed to improve our clients’ cost structure and provide reliable, high-quality services. Our solutions also help deliver mission-critical services, such as public safety and emergency communications. We serve Fortune 1000 companies and other clients in a variety of industries, including telecommunications, banking, retail, financial services, technology and healthcare, and have sales and operations in the United States, Canada, Europe, the Middle East, Asia Pacific and Latin America.

Since our founding in 1986, we have invested significantly to expand our technology platforms and develop our operational processes to meet the complex communication needs of our clients. We have evolved into a predominantly automated processor of voice-oriented transactions and a provider of network infrastructure solutions for the communications needs of our clients. In 2008, we grew revenue by 7.0% over 2007 to $2,247.4 million and generated $633.6 million in adjusted EBITDA, or 28.2% margins, and $19.5 million in net income and $287.4 million in cash flows from operating activities. For the nine months ended September 30, 2009, we grew revenue by 5.8% over the comparable period in 2008 to $1,772.9 million and generated $483.4 million in adjusted EBITDA, or 27.3% margins, and $63.7 million in net income. See “Selected Consolidated Financial Data.”

Investing in technology and developing specialized expertise in the industries we serve are critical components to our strategy of enhancing our services and delivering operational excellence. In 2008, we managed over 16.5 billion telephony minutes and over 61 million conference calls, facilitated over 240 million 9-1-1 calls, and delivered over 307 million notification calls and 60 million data messages. With approximately 500,000 telephony ports to handle conference calls, alerts and notifications and customer service, we believe our platforms provide scale and flexibility to handle greater transaction volume than our competitors, offer superior service and develop new offerings. These ports include approximately 150,000 Internet Protocol (“IP”) ports, which we believe provide us with the only large-scale proprietary IP-based global conferencing platform deployed and in use today. Our technology-driven platforms allow us to provide a broad range of complementary automated and agent-based service offerings to our diverse client base.

Our Services

We believe we have built our reputation as a best-in-class service provider over the past 23 years by delivering differentiated, high-quality solutions for our clients. Our portfolio of technology-driven, voice-oriented solutions includes:

Unified Communications

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Conferencing & Collaboration Services. Operating under the InterCall brand, we are the largest conferencing services provider in the world based on conferencing revenue, according to Wainhouse Research, and managed over 61 million conference calls in 2008. We provide our clients with an integrated global suite of meeting replacement services. These include on-demand automated conferencing services, operator-assisted services for complex audio conferences or large events, web conferencing services that allow clients to make presentations and share applications and documents over the Internet, and video conferencing applications that allow clients to experience real-time video presentations and conferences.

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Alerts & Notifications Services. Our solutions leverage our proprietary technology platforms to allow clients to manage and deliver automated personalized communications quickly and through multiple delivery channels (voice, text messaging, email and fax). For example, we deliver patient notifications and appointment reminders on behalf of our medical and dental clients, provide travelers with flight arrival and departure updates on behalf of our transportation clients and transmit emergency evacuation notices on behalf of municipalities. Our platform also enables two-way communications that allow the recipients of a message to respond with relevant information to our clients.

Communication Services

—	Automated Services

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Emergency Communications Services. We are the largest provider of emergency communications infrastructure systems and services that support regulatory compliance and public safety mandates, based on the number of 9-1-1 calls facilitated. Our solutions are critical in facilitating public safety agencies’ ability to coordinate responses to emergency events. We provide the network database solution that routes emergency calls to the appropriate 9-1-1 centers and allows the appropriate first responders (police, fire, ambulance) to be assigned to those calls. Our clients generally enter into long-term contracts and fund their obligations through monthly charges on users’ local telephone bills. We also provide fully-integrated desktop communications technology solutions to public safety agencies that enable enhanced 9-1-1 call handling.

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Automated Customer Service. Over the last 20 years we believe we have developed a best-in-class suite of automated voice-oriented solutions. Our solutions allow our clients to effectively communicate with their customers through inbound and outbound interactive voice response (IVR) applications using natural language speech recognition, automated voice prompts and network-based call routing services. In addition to these front-end customer service applications, we also provide analyses that help our clients improve their automated communications strategy. Our automated services technology platforms serve as the backbone of our telephony management capabilities and our scale and operational flexibility have helped us launch and grow other key services, such as conferencing, alerts and notifications and West at Home.

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Agent-Based Services. We provide our clients with large-scale, agent-based services, including inbound customer care, customer acquisition and retention, business-to-business sales and account management, overpayment identification and recovery services, and collection of receivables on behalf of our clients. We have a flexible model with both on-shore and off-shore capabilities to fit our clients’ needs. We believe that we are known in the industry as a premium provider of these services, and we seek opportunities with clients for whom our services can add value while maintaining attractive margins for us. Our West at Home agent service is a remote call handling model that uses employees who work out of their homes. This service has a distinct advantage over traditional facility-based call center solutions by attracting higher quality agents. This model helps enhance our cost structure and significantly reduces our capital requirements.

Market Opportunity

Over the past 23 years, we have focused on leveraging our strengths in voice-oriented markets to serve the increasingly complex communications needs of our target client base. The global customer care business process outsourcing (“BPO”) market was estimated to be approximately $59 billion in 2008 with a projected compound annual growth rate (“CAGR”) through 2013 of over 9% according to IDC. In this market, we target opportunities where we can operate with a sustained competitive advantage and drive the highest levels of profitability. We have built on our position in this market by investing in emerging service delivery models with attractive end-market growth characteristics, such as West at Home customer care, that provide a higher quality of service to our clients. We believe we are one of the largest providers of this home-based model, having invested in this market early as client adoption began to accelerate. According to DataMonitor, the global agent base for providing home-based services is expected to grow at a 33% CAGR through 2012.

Our investment strategy has evolved over the years as we have targeted new and complementary markets that not only leverage our depth of expertise in voice-oriented solutions but also deliver value through less labor- intensive areas such as conferencing and collaboration, emergency communications and alerts and notifications services. Consistent with this strategy, we entered the conferencing and collaboration services market with our acquisition of InterCall in 2003. Through organic growth and multiple strategic acquisitions, we have built on our initial success with our InterCall brand to become the leading global provider of conferencing services in 2008 based on revenue, according to Wainhouse Research.

The global market for unified communications services was $5.6 billion in 2008 and is expected to grow at a CAGR of 18.9% through 2013 according to Wainhouse Research. We believe this growth is being driven by a number of factors, including increased globalization of business activity, focus on lower costs, increased adoption of conferencing and collaboration services and increasing awareness of the need for rapid communication during emergencies. By leveraging our global sales team and diversified client base, we intend to continue targeting higher growth, underserved markets.

The emergency communications infrastructure services market represents a complementary opportunity that allows us to diversify into end-markets that are less susceptible to downturns in the economy. According to Compass Intelligence, approximately $3.3 billion of government-sponsored funds are estimated to be available for 9-1-1 software, hardware and systems expenditures in 2009 and such funds are expected to grow at a 7% CAGR through 2013.

Business Evolution Since the Recapitalization

Over the past several years, we have expanded our capabilities and repositioned our business to meet the growing needs of our clients, addressing attractive new markets with strong demand characteristics and growth profiles. Our evolution during this time frame has resulted in a meaningful shift of our business mix towards a higher growth, higher margin automated processing model. As we continue to increase the level of automated services we provide, we intend to pursue opportunities in markets where we have industry expertise and clients place a premium on the quality of service provided. Since 2005, we have invested approximately $1.6 billion in strategic acquisitions of value-added service providers, including approximately $800 million since our recapitalization in 2006. We have increased our penetration into higher growth international conferencing markets, strengthened our alerts and notifications services business and established a leadership position in emergency communication infrastructure management services. We have also meaningfully reoriented our business to address the emergence of unified communication products, a fast-growing demand trend. The following summaries further highlight the steps we have taken to improve our business:

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Evolved into a Predominantly Automated Solutions Business. We have continued our evolution into a diversified and automated technology-driven service provider. Our revenue from automated services businesses grew from 37% of total revenue in 2005 to 64% for the nine months ended September 30, 2009, and our operating income from automated services businesses grew from 53% of total operating income to 93% over the same period. This shift in business mix towards higher growth and higher margin automated processing businesses has driven our adjusted EBITDA margin from 25% in 2005 to 27% for the nine months ended September 30, 2009.

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Expanded Emergency Communications Services. In early 2006, we acquired Intrado and, in 2008, we acquired HBF Communications and Positron Public Safety Systems to become the leading provider of 9-1-1 and emergency communications infrastructure services to telecommunications service providers, government agencies and public safety organizations, based on the number of 9-1-1 calls facilitated. To complement these acquisitions, we have steadily increased our presence in this market through substantial investments in proprietary systems to develop IP-based emergency communications services capabilities. This business is characterized by long-term client contracts.

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Expanded Conferencing Presence. Through both organic growth and acquisitions, we have been successful in expanding the reach of our conferencing services both domestically and internationally. Our conferencing services volume has grown from approximately 21 million calls in 2006 to over 61 million calls in 2008. In addition, we increased our worldwide presence in this market by acquiring Genesys, a global conferencing services provider, in May 2008 and we are now the largest conferencing services provider in the world based on conferencing revenue according to Wainhouse Research.

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Strengthened Alerts and Notifications Business. In 2007, we increased our presence in the high growth, high margin alerts and notifications business through the acquisitions of CenterPost Communications and TeleVox. We now provide automated communication solutions across more industries, including financial services, communications, transportation and pharmacy. TeleVox delivers patient notifications to a diverse base of clients in the medical and dental markets as well as certain other commercial clients such as regional utilities and credit unions.

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Revised Our Organizational Structure. During the third quarter of 2009, we began operating in two segments, Unified Communications and Communication Services. We moved our alerts and notifications division from the Communication Services segment into the Unified Communications segment to leverage the sales channel and product distribution expertise developed in the conferencing and collaboration business, including the management of a field sales force and the acquisition of customers over the Internet, to facilitate growth. The receivables management division is now part of the Communication Services segment, which is expected to continue to facilitate the use of a common sales force and shared contact center infrastructure to better coordinate agent and workstation productivity and more cost-effectively allocate resources. This revised organizational structure is intended to more closely align each business line with the allocation of resources by our management team and more closely reflects how we manage our business.

Our Competitive Strengths

We have developed operational and market expertise to serve the needs of clients who place a premium on the services we provide. We believe the following strengths have helped us to establish a leading competitive position in the markets we serve.

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Proven Business Model Built Over Decades. We have built a strong and stable business model that has delivered a 33% revenue CAGR since our inception in 1986. We have helped our clients communicate more effectively with their customers by processing billions of minutes of their voice-oriented transactions over the past 23 years. As a result of our longstanding history in our markets and significant investment in our businesses, we have accumulated substantial operating and management experience through various economic cycles. As demand for outsourced solutions grows with greater adoption of our technologies and services and the global trend towards business process outsourcing, we believe our long history of delivering results for our clients combined with our scale provide us with a significant competitive advantage.

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Broad Portfolio of Product Offerings with Attractive Value Proposition. Our technology-driven platforms combined with our operational expertise and processes allow us to provide a broad range of complementary automated and agent-based service offerings that help establish deep relationships with our clients. Our ability to efficiently and cost-effectively process high volume, complex transactions for our clients facilitates their critical communications and helps improve their cost structure.

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Scalable Operating Model. We have developed integrated proprietary platforms that we believe form one of the largest multi-carrier, multi-protocol secure managed networks. By allowing us to focus our research and development efforts on new services for multiple transaction types, our highly scalable operating model enables us to enhance our value proposition to clients and achieve greater efficiencies and returns from our infrastructure and invested capital. We also benefit from our ability to use our infrastructure and human capital across our business lines providing for the most efficient and opportunistic use of resources. We believe our shared operating model provides us with highly flexible and capital-efficient operations, which have been a critical factor in driving our performance and financial results.

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Strong, Recurring Client Relationships and Transactions. Many leading corporations look to us to manage their most important communications and voice-oriented transactions. We help our clients maximize the value of their customer relationships and derive greater value from each transaction that we process. The nature of our deep strategic and operational partnerships with our clients has allowed us to build long-lasting relationships with clients who operate in a broad range of industries, including telecommunications, banking, retail, financial services, technology and healthcare. Our top ten clients during the nine months ended September 30, 2009 have an average tenure of approximately ten years. During the nine months ended September 30, 2009, our 100 largest clients represented approximately 56% of our revenue. In addition, our clients often buy multiple services from us, with approximately 47% of our revenue for the nine months ended September 30, 2009 coming from clients purchasing multiple service offerings.

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Large-Scale, Technology-Driven Platforms. We leverage our strengths in technology, telephony and human capital management to process voice-oriented transactions for our clients. In 2008, for example, we managed and processed more than 16.5 billion telephony minutes across our platforms, more than 61 million conference calls, more than 240 million 9-1-1 calls, and delivered over 307 million voice and notification calls and 60 million data messages. In addition, with approximately 500,000 telephony ports to handle conference calls, alerts and notifications and customer service, our platforms provide scale and flexibility to handle greater transaction volume than our competitors, offer superior service and develop new offerings. These ports include approximately 150,000 IP ports, which we believe provide us with the only large-scale proprietary IP-based global conferencing platform deployed and in use today.

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Experienced Management Team. Our senior leadership has an average tenure of 11 years with us and has delivered strong results through various market cycles, both as a public and as a private company. As a group, this team has created a culture of superior client service and has been able to achieve a 17% revenue CAGR over the past ten years. We also have established a long track record of successfully acquiring and integrating companies to drive growth and margin expansion.

Our Growth Strategy

Our strategy is to identify growing markets where we can deploy our existing assets and expertise to strengthen our competitive position. Our strategy is supported by our commitment to superior client service, operational excellence and technological and market leadership. Key aspects of our strategy include the following:

Drive Revenue and Profit Opportunities

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Expand Relationships with Existing Clients. We are focused on deepening and expanding relationships with our existing clients by delivering value in the form of reduced costs, improved customer relationships and enhanced revenue opportunities. Approximately 47% of our revenue for the nine months ended September 30, 2009 came from clients purchasing multiple service offerings from us. As we demonstrate the value that our services provide, often starting with a discrete service, we are frequently able to expand the size and scope of our client relationships.

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Develop New Client Relationships. In addition to expanding and enhancing our existing relationships, we will pursue new client opportunities. We will continue to focus on building long-term client relationships across a wide range of industries and geographies to further diversify our revenue base. We target clients in industries in which we have expertise or other competitive advantages and an ability to deliver a wide range of solutions that have a meaningful impact on their business. For example, our acquisition of Genesys in 2008 combined with our expertise in conferencing and collaboration services has allowed us to penetrate substantial new international markets. By continuing to add long-term client relationships in large and growing markets, we believe we enhance the stability and growth potential of our revenue base.

Enhance Utilization of Deployed Assets

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Continue to Enhance Leading Technology Capabilities. We believe our service offerings are enhanced by our superior technology capabilities and track record of innovation. We have approximately 300 pending patent applications for technology and processes that we have developed. Many of our advances in technology and new uses for our platforms have been achieved in close partnership with our clients, and we will continue to target technology-driven solutions that enable our clients to realize significant benefits. In addition to strengthening our client relationships, we believe our focus on technology facilitates our ongoing evolution towards a diversified, predominantly automated and technology-driven operating model.

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Continue to Deliver Operational Excellence. We intend to continue to increase productivity and performance for our clients by leveraging our expertise in technology and telephony to efficiently process voice-oriented transactions. Our ability to provide improvements in processes is an important aspect of our value proposition to clients, and we will continue to leverage our proprietary technology infrastructure and shared services platform to manage higher value transactions and achieve cost savings for our clients and ourselves. In addition, we intend to continue to focus our efforts and expenditures in areas that we believe provide the greatest opportunity for profit enhancement.

Pursue Attractive Markets and Services

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Target Growth Opportunities. We will continue to seek opportunities to expand our capabilities across industries and service offerings. We expect this will occur through a combination of organic growth, as well as strategic partnerships, alliances and acquisitions to expand into new service offerings as well as into new industries. Since 2005, we have invested approximately $1.6 billion in strategic acquisitions. We believe there are acquisition candidates that will enable us to expand our capabilities and markets and intend to continue to evaluate acquisitions in a disciplined manner and pursue those that provide attractive opportunities to enhance our growth and profitability.

Products and Services

Unified Communications

Service Offerings

—Conferencing and Collaboration

Operating under the InterCall brand, we are the largest conferencing services provider in the world based on conferencing revenue, according to Wainhouse Research, and managed over 61 million conference calls in 2008. We provide our clients with an integrated global suite of meeting replacement services. These include on-demand automated conferencing services, operator-assisted services for complex audio conferences or large events, web conferencing services that allow clients to make presentations and share applications and documents over the Internet, and video conferencing applications that allow clients to experience real-time video presentations and conferences. The conferencing and collaborations business provides four primary services globally:

•	Reservationless Services are on-demand automated conferencing services that allow clients to initiate an audio conference at anytime, without the need to make a reservation or rely on an operator.

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Operator-Assisted Services are pre-scheduled conferences for complex or highly important events. Operator-assisted services are customized to a client’s needs and provide a wide range of scalable features and enhancements, including the ability to record, broadcast, schedule and administer meetings.

•

Web Conferencing Services allow clients to make presentations and share applications and documents over the Internet. These services are offered through our proprietary product, InterCall Unified Meeting, as well as through the resale of Cisco, Microsoft and IBM products. Web conferencing services are customized to each client’s individual needs and offer the ability to reach a wide audience.

•

Video Conferencing Services allow clients to experience real-time video presentations and conferences. These services are offered through our proprietary product, InterCall Video Conferencing, and can be used for a wide variety of events, including training seminars, sales presentations, product launches and financial reporting calls.

—Alerts and Notifications

Our solutions leverage our proprietary technology platforms to allow clients to manage and deliver automated personalized communications quickly and through multiple delivery channels (voice, text messaging, email and fax). For example, we deliver patient notifications and appointment reminders on behalf of our medical and dental clients, provide travelers with flight arrival and departure updates on behalf of our transportation clients and transmit emergency evacuation notices on behalf of municipalities. Our platform also enables two-way communications that allow the recipients of a message to respond with relevant information to our clients.

Sales and Marketing.

—Conferencing and Collaboration

For conferencing and collaboration, we maintain a field sales force of approximately 800 personnel that are trained to understand and respond to our clients’ needs. We generally pay commissions to sales professionals on both new sales and incremental revenue generated from existing clients.

We manage these sales and marketing efforts through five dedicated channels:

•	National Accounts: Our national accounts meeting consultants sell our services to Fortune 500 companies.

•	Direct Sales: Our direct sales meeting consultants sell our services to accounts other than Fortune 500 companies.

•	International Sales: Our international meeting consultants sell our services internationally.

•

Internet: We sell our conferencing services on the Internet through the trade name ConferenceCall.com. ConferenceCall.com acquires clients using Internet-based search engines to identify potential purchasers of conferencing services through placement of paid advertisements on search pages of major Internet search engine sites. The strength of ConferenceCall.com’s marketing program lies in its ability to automatically monitor ad placement on all of the major search engines and ensure optimal positioning on each of these search sites.

•	Wholesale Sales: We have relationships with traditional resellers, local exchange carriers, inter-exchange carriers and systems integrators to sell our conferencing services.

—Alerts and Notifications

For alerts and notifications, we maintain a field sales force of approximately 55 personnel, most of whom are focused on the medical and dental industries. We have a sales strategy that is supported by generating leads from industry trade shows.

Competition.

—Conferencing and Collaboration The conferencing and collaboration services market is highly competitive. The principal competitive factors in conferencing and collaboration services include, among others, range of service offerings, global capabilities, price and quality of service. Our principal competitors in the conferencing and collaboration industry include AT&T, Verizon, Premiere Global Services, BT, NTT, Cisco Systems, Microsoft, IBM and other premise-based solution providers.

—Alerts and Notifications The alerts and notifications services market is highly competitive and fragmented, characterized by a large number of vertically focused competitors addressing specific industries, including healthcare, travel, education, credit collection and government. The principal competitive factors in alerts and notifications include, among others, industry-specific knowledge and service focus, reliability, scalability, ease of use and price. Competitors in this industry include Varolii, SoundBite Communications, Blackboard, Silverlink Communications and, in the medical and dental markets, PhoneTree, Sesame Communications and Inphonite. We also face competition for clients that implement in-house solutions.

Communication Services

Service Offerings

We believe we are one of the largest providers of outsourced communications services in the United States and we were named the 2008 North American Contact Center Outsourcing Company of the Year by Frost & Sullivan and the winner of the 2008 CRM Service Awards for Outsourcing by CRM Magazine. We provide our clients with a comprehensive portfolio of integrated voice-oriented services through the following channels:

—Automated Services

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Emergency Communications Services: We are the largest provider of emergency communications infrastructure systems and services that support regulatory compliance and public safety mandates, based on the number of 9-1-1 calls facilitated. Our solutions are critical in facilitating public safety agencies’ ability to coordinate responses to emergency events. We provide the network database solution that routes emergency calls to the appropriate 9-1-1 centers and allows the appropriate first responders (police, fire, ambulance) to be assigned to those calls. Our clients generally enter into long-term contracts and fund their obligations through monthly charges on users’ local access bills. We also provide fully-integrated desktop communications technology solutions to public safety agencies that enable enhanced 9-1-1 call handling.

•

Automated Customer Service: Over the last 20 years we believe we have developed a best-in-class suite of automated voice-oriented solutions. Our solutions allow our clients to effectively communicate with their customers through inbound and outbound interactive voice response applications using natural language speech recognition, automated voice prompts and network-based call routing services. In addition to these front-end customer service applications, we also provide analyses that help our clients improve their automated communications strategy. Our automated services technology platforms serve as the backbone of our telephony management capabilities and our scale and operational flexibility have helped us launch and grow other key services, such as conferencing, alerts and notifications and West at Home.

—Agent-Based Services. We provide our clients with large-scale, agent-based services, including inbound customer care, customer acquisition and retention, business-to-business sales and account management, overpayment identification and recovery services, and receivables management solutions. We have a flexible model with both on-shore and off-shore capabilities to fit our clients’ needs. We believe that we are known in the industry as a premium provider of these services, and we seek opportunities with clients for whom our services can add value while maintaining attractive margins for us. We provide four primary types of services:

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Customer Service: We provide clients with customized services that are handled by trained agents. In addition to traditional customer care and sales services, we offer our West at Home agent service, a remote call handling model that uses employees who work out of their homes. This service has a distinct advantage over traditional facility-based call center solutions by attracting higher quality agents. This model helps to enhance our cost structure and significantly reduce our capital requirements.

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Business-to-Business Services: We provide dedicated outsourced sales and account management services for some of the nation’s leading companies. These services help our clients drive incremental sales, increase market share and strengthen relationships with their customers. Examples of these services include sales, account management, sales support, order management and lead generation.

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Receivables Management: Receivables management involves collecting receivables on behalf of our clients. We are focused on specific industries, such as healthcare, financial services, government, utilities and telecommunications. Our recovery strategy is primarily determined by the age of receivables and the extent of previous collection efforts.

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Overpayment Identification and Recovery: Overpayment identification and recovery includes health insurance claims overpayment identification and the recovery of identified overpaid amounts. Proprietary technology, data modeling and business processes are utilized to identify overpayments and return those funds to our clients.

Sales and Marketing.

Generally, our Communications Services segment targets growth-oriented clients and selectively pursues those with whom we have the greatest opportunity for long-term success. We maintain approximately 135 sales and marketing personnel dedicated to our Communication Services segment. Their goals are to both maximize our current client relationships and expand our existing client base. To accomplish these goals, we attempt to sell additional services to existing clients and to develop new client relationships. We generally pay commissions to sales professionals on both new sales and incremental revenue generated from existing clients.

Competition.

—Emergency Communications. The market for wireline and wireless emergency communications solutions is competitive. The principal competitive factors in wireline and wireless emergency communications are the effectiveness of existing infrastructure, scalability, reliability, ease of use, price, technical features, scope of product offerings, customer service and support, ease of technical migration, useful life of new technology and wireless support. Competitors in the incumbent local exchange carrier and competitive local exchange carrier markets generally include internally developed solutions, and competitors in the wireless market include TeleCommunications Systems. Competition in the public safety desktop market is driven by feature/functionality, ease of use, price, reliability, upgradability, capital replacement and upgrade policies and customer service and support. Competitors in this market include PlantCML, EmergiTech and 911-Inc.

—Automated Customer Service. The principal competitive factors in the automated customer service market are scalability, flexibility, reliability, speed of implementing client applications and price of services. Competitors in this market are primarily premise-based services.

—Agent-Based Services. The principal competitive factors in the agent-based customer service market include, among others, quality of service, range of service offerings, flexibility and speed of implementing customized solutions to meet clients’ needs, capacity, industry-specific experience, technological expertise and price. In the agent-based customer services market, many clients retain multiple communication services providers, which exposes us to continuous competition in order to remain a preferred vendor. Competitors in the agent-based customer services industry include Convergys, TeleTech, Sykes, NCO, GC Services, Infosys Technologies Limited and Aegis. We also compete with the in-house operations of many of our existing and potential clients.

Our Clients

Our clients vary by business. We have a large and diverse client base for our conferencing and collaboration services, ranging from small businesses to Fortune 100 clients, and operating in a wide range of industries, including telecommunications, banking, retail, financial services, technology and healthcare. Our alerts and notifications business serves a large number of clients, who generally operate in specific industries such as medical and dental or transportation. Traditionally, our emergency communications clients have been incumbent local exchange carriers and competitive local exchange carriers. Our automated customer service and agent-based service businesses serve larger enterprise clients operating in a wide range of industries.

Although we serve many clients, we derive a significant portion of our revenue from relatively few clients. During the year ended December 31, 2008, our 100 largest clients represented approximately 56% of our revenue, with one client, AT&T, representing approximately 13% of our revenue.

Our Personnel

As of September 30, 2009, we had approximately 40,100 total employees, of which approximately 35,200 were employed in the Communication Services segment (including approximately 12,900 home-based, generally part-time employees), 4,100 were employed in the Unified Communications segment and approximately 800 were employed in corporate support functions. Of the total employees, approximately 8,300 were employed in management, staff and administrative positions, and approximately 4,100 were international employees.

Employees of our subsidiaries in France are represented by local works councils. Employees in France and certain other countries are also covered by the terms of industry-specific national collective agreements. Our employees are not represented by any labor organization in the United States. We believe that our relations with our employees and the labor organizations identified above are good.

Our Technology and Systems Development

Technology is critical to our business and we believe the scale and flexibility of our platform is a competitive strength. Our software and hardware systems, as well as our network infrastructure, are designed to offer high-quality, integrated solutions. We have made significant investments in reliable hardware systems and integrated commercially available software when appropriate. We currently have approximately 500,000 telephony ports to handle conference calls, alerts and notifications and customer service. These ports include approximately 150,000 IP ports, which we believe provide us with the only large-scale proprietary IP-based global conferencing platform deployed and in use today. Our technological platforms are designed to handle greater transaction volume than our competitors. Because our technology is client focused, we often rely on proprietary software systems developed internally to customize our services. As of September 30, 2009, we employed a staff of approximately 2,200 professionals in our information technologies department.

We recognize the importance of providing uninterrupted service for our clients. We have invested significant resources to develop, install and maintain facilities and systems that are designed to be highly reliable. Our facilities and systems are designed to maximize system availability and minimize the possibility of a service disruption.

We have network operations centers that operate 24 hours a day, seven days a week and use both internal and external systems to effectively operate our equipment, people and sites. We interface directly with telecommunications providers and have the ability to manage capacity in real time. Our network operations centers monitor the status of elements of our network on a real-time basis. All functions of our network operations centers have the ability to be managed at backup centers.

We rely on a combination of copyright, patent, trademark and trade secret laws, as well as on confidentiality procedures and non-compete agreements, to establish and protect our proprietary rights in each of our segments. We currently own approximately 100 registered patents and approximately 200 registered trademarks including several patents and trademarks that we obtained as part of our past acquisitions. These patents expire as early as November 30, 2010. Trademarks continue as long as we actively use the mark. We have approximately 300 pending patent applications pertaining to technology relating to intelligent upselling, transaction processing, call center and agent management, data collection, reporting and verification, conferencing and credit card processing. New patents that are issued have a life of 20 years from the date the patent application is initially filed. We believe the existence of these patents and trademarks, along with our ongoing processes to add additional patents and trademarks to our portfolio, may be a barrier to entry for specific products and services we provide and may also be used for defensive purposes in certain litigation.

Our International Operations

Primarily as a result of the Genesys acquisition, in 2008 revenue and long-lived assets attributed to foreign countries exceeded 10% of our consolidated revenue and total consolidated long-lived assets.

Our Unified Communications segment operates out of facilities in the United States and approximately 22 foreign jurisdictions in North America, Europe and Asia.

Our Communication Services segment operates facilities in the United States, Canada, the Philippines and Jamaica.

For additional information regarding our domestic and international revenue, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements included elsewhere in this prospectus.

Properties

We own our corporate headquarters facility in Omaha, Nebraska. We also own two other facilities in Omaha, Nebraska, used for administrative activities. Our principal operating locations are noted below.

Operating Segment	Owned / Leased	Principal Activities	Number of States in Which Properties are Located	Number of Foreign Countries in Which Properties are Located
Unified Communications	Owned	Administration	2	—
Unified Communications	Owned	Production	1	—
Unified Communications	Leased	Administration/Sales	16	20
Unified Communications	Leased	Production	4	2
Communication Services	Owned	Administration	1	—
Communication Services	Owned	Production	3	—
Communication Services	Leased	Administration	12	1
Communication Services	Leased	Production	22	2

Unified Communications has locations in Australia, Belgium, Canada, China, Denmark, Finland, France, Germany, Hong Kong, India, Italy, Japan, Malaysia, Mexico, Netherlands, New Zealand, Singapore, Spain, Sweden and the United Kingdom. Communication Services locations in foreign countries include Canada, Jamaica and the Philippines.

We believe that our facilities are adequate for our current requirements and that additional space will be available as required. See note 5 of the notes to our consolidated financial statements included elsewhere in this prospectus for information regarding our lease obligations.

Government Regulation

Privacy

The Unified Communications and Communications Services segments provide services to healthcare clients that, as providers of healthcare services, are considered “covered entities” under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). As covered entities, our clients must comply with standards for privacy, transaction and code sets, and data security. Under HIPAA, we are sometimes considered a “business associate,” which requires that we protect the security and privacy of “protected health information” provided to us by our clients. We have implemented HIPAA and Health Information Technology for Economic and Clinical Health (“HITECH”) Act compliance training and awareness programs for our healthcare services employees. We also have undertaken an ongoing process to test data security at all relevant levels. In addition, we have reviewed physical security at all healthcare operation centers and have implemented systems to control access to all work areas.

In addition to healthcare information, our databases contain personal data of our clients’ customers, including credit card and other personal information. Most states as well as the European Union have enacted general privacy legislation requiring notification to consumers in the event of a security breach in or at our systems if the consumers’ personal information may have been compromised as a result of the breach. We have implemented processes and procedures to reduce the risk of security breaches, and have prepared plans to comply with these notification rules should a breach occur.

Telecommunications

Our wholly-owned subsidiary, Intrado Inc. and certain of its affiliates (collectively, “Intrado”), are subject to various regulations as a result of their status as a regulated competitive local exchange carrier, and/or an emergency services provider, and/or an inter-exchange carrier, including state utility commissions regulations and Federal Communications Commission (FCC) regulations adopted under the Telecommunications Act of 1996, as amended. Also, under the New and Emerging Technologies 911 Improvement Act of 2008 (NET911 Act, P.L. 11-283, 47 U.S.C. 609) and its attendant FCC regulations (WC Docket No. 08-171, Report and Order dated Oct 21, 2008), Intrado is required to provide access to VoIP (voiceover Internet Protocol) telephony providers certain 9-1-1 and Enhanced, or E9-1-1, elements. Telecommunications providers are also responsible for providing subscriber records to emergency service providers under the Wireless Communications and Public Safety Act of 1999 (P.L. 106-81, 47 U.S.C. 615) and are subject to various federal and state regulations on wireless carriers that provide 9-1-1 or E9-1-1, services, including, but not limited to, regulations imposed by the FCC in C.C. Docket No. 94-102.

The market in which Intrado operates may also be influenced by legislation, regulation, and judicial or administrative determinations which seek to promote a national broadband plan, a nation-wide public safety network, next generation services, and/or competition in local telephone markets, including 9-1-1 service as a part of local exchange service, or seek to modify the Universal Service Fee program.

Federal laws regulating the provision of traditional telecommunications services may adversely impact our conferencing business. Historically, we have treated our conferencing business as a provider of unregulated information services, and we have not submitted to FCC regulation or other regulations applicable to providers of traditional telecommunications services. On June 30, 2008 the FCC ordered that stand-alone providers of audio bridging services have a direct Universal Service Fund (“USF”) contribution obligation. The FCC ordered that conferencing providers begin to submit the appropriate forms to the Universal Service Administrative Company (“USAC”) beginning August 1, 2008. The FCC order specifically stated the order would not apply retroactively. We have filed our reports of revenue with USAC since August 1, 2008 and November 1, 2008.

Any changes to these legal requirements, including those caused by the adoption of new laws and regulations or by legal challenges, could have a material adverse effect upon the market for our services and products. In particular, additional delays in implementation of the regulatory requirements imposed by the FCC on Voice over Internet Protocol services could have a material adverse effect on our business, financial condition and results of operations.

Debt Collection and Credit Reporting

The receivable management business is regulated both at the federal and state level. The Federal Trade Commission (“FTC”) has the authority to investigate consumer complaints against debt collectors and to recommend enforcement actions and seek monetary penalties. The Federal Fair Debt Collection Practices Act (“FDCPA”) establishes specific guidelines and procedures that debt collectors must follow in communicating with consumer debtors, including:

•	Time, place and manner of communications;

•	Prohibition of harassment or abuse by debt collectors;

•	Restrictions on communications with third parties and specific procedures to be followed when communicating with third parties to obtain a consumer debtor’s location information;

•	Notice and disclosure requirements; and

•	Prohibition of unfair or misleading representations by debt collectors.

The accounts receivable management and collection business is also subject to the Fair Credit Reporting Act (“FCRA”), which regulates the consumer credit reporting industry. Under the FCRA, liability may be imposed on furnishers of data to credit reporting agencies to the extent that adverse credit information reported is false or inaccurate.

At the state level, most states require that debt collectors be licensed or registered, hold a certificate of authority and/or be bonded. To qualify for such a license or registration, the debt collector may be required to satisfy minimum capital requirements. Due in part to the 2006 recapitalization, we and our debt collection subsidiary have been required to make special arrangements with state regulators to obtain licensure. Failure to comply with license requirements may subject the debt collector to penalties and/or fines. In addition, state licensing authorities, as well as state consumer protection agencies in many cases, have the authority to investigate debtor complaints against debt collectors and to recommend enforcement actions and seek monetary penalties against debt collectors for violations of state or federal laws.

Teleservices

Teleservices sales practices are regulated at both the federal and state level. The Telephone Consumer Protection Act (“TCPA”), enacted in 1991, authorized and directed the FCC to regulate the telemarketing industry. The FCC set forth rules to implement the TCPA. These rules, which have been amended over time, currently place restrictions on the methods and timing of telemarketing sales calls as well as certain calling practices utilized in the accounts receivable management business, including:

•	Restrictions on calls placed by automatic dialing and announcing devices;

•	Limitations on the use of predictive dialers for outbound calls;

•	Institution of a National “Do-Not-Call” Registry in conjunction with the FTC;

•	Guidelines on maintaining an internal “Do-Not-Call” list and honoring “Do-Not-Call” requests;

•	Requirements for transmitting caller identification information; and

•	Restrictions on facsimile advertising.

The Federal Telemarketing Consumer Fraud and Abuse Act of 1994 authorized the FTC to issue regulations designed to prevent deceptive and abusive telemarketing acts and practices. The FTC’s Telemarketing Sales Rule (“TSR”) became effective in January 1996 and has been amended over time. The TSR applies to most outbound telemarketing calls to consumers and portions of some inbound telemarketing calls. The TSR generally:

•	prohibits a variety of deceptive, unfair or abusive practices in telemarketing sales;

•	subjects a portion of inbound calls to additional disclosure requirements;

•	prohibits the disclosure or receipt, for consideration, of unencrypted consumer account numbers for use in telemarketing;

•	mandates additional disclosure statements relating to certain products or services, and certain types of offers, especially those involving negative option features;

•

establishes additional authorization requirements for payment methods that do not have consumer protections comparable to those available under the Electronic Funds Transfer Act or the Truth in Lending Act, or for telemarketing transactions involving pre-acquired account information and free-to-pay conversion offers;

•	institutes a National “Do-Not-Call” Registry;

•	provides guidelines on maintaining an internal “Do-Not-Call” list and honoring “Do-Not-Call” requests;

•	limits the use of predictive dialers for outbound calls; and

•	restricts the use of pre-recorded message telemarketing calls.

In addition to the federal regulations, there are numerous state statutes and regulations governing telemarketing activities. These include restrictions on the methods and timing of telemarketing calls as well as disclosures required to be made during telemarketing calls and individual state “Do-Not-Call” registries. Some states also require that telemarketers register in the state before conducting telemarketing business in the state. Such registration can be time consuming and costly. Many states have an exemption for companies which have securities that are listed on a national securities exchange. As a result of the recapitalization in 2006, our securities are no longer listed on a national securities exchange, and we are therefore unable to avail ourselves of the exemption from state telemarketer registration requirements. In addition, employees who are involved in certain industry-specific sales activity, such as activity regarding insurance or mortgage loans, are required to be licensed by various state commissions or regulatory bodies and to comply with regulations enacted by those bodies.

The industries that we serve are also subject to varying degrees of government regulation, including laws and regulations, relating to contracting with the government and data security. We are subject to some of the laws and regulations associated with government contracting as a result of our contracts with our clients and also as a result of contracting directly with the United States government and its agencies.

With respect to marketing scripts, we rely on our clients and their advisors to develop the scripts to be used by us in making consumer solicitation, on behalf of our clients. We generally require our clients to indemnify us against claims and expenses arising with respect to the scripts and products which they provide to us.

We specifically train our marketing representatives to handle calls in an approved manner. While we believe we are in compliance in all material respects with all federal and state telemarketing regulations, compliance with all such requirements is costly and time consuming. In addition, notwithstanding our compliance efforts, any failure on our part to comply with the registration and other legal requirements applicable to companies engaged in telemarketing activities could have an adverse impact on our business. We could become subject to litigation by private parties and governmental bodies, alleging a violation of applicable laws or regulations, which could result in damages, regulatory fines, penalties and possible other relief under such laws and regulations and the accompanying costs and uncertainties of such litigation and enforcement actions.

Legal Proceedings

In the ordinary course of business, we and certain of our subsidiaries are defendants in various litigation matters and are subject to claims from our clients for indemnification, some of which may involve claims for damages that are substantial in amount. We believe, except for the items discussed below for which we are currently unable to predict the outcome, the disposition of claims currently pending will not have a material adverse effect on our financial position, results of operations or cash flows.

Tammy Kerce v. West Telemarketing Corporation was filed on June 26, 2007 in the United States District Court for the Southern District of Georgia, Brunswick Division. Plaintiff, a former home agent, alleges that she was improperly classified as an independent contractor instead of an employee and is therefore entitled to minimum wage and overtime compensation. Plaintiff sought to have the case certified as a collective action under the Fair Labor Standards Act (“FLSA”). Plaintiff’s suit seeks an unspecified amount of statutory and compensatory damages for alleged violation of the FLSA and minimum wage, unpaid wage and overtime compensation for the maximum period allowed by law. Plaintiffs also seek interest and attorney’s fees. Of the 31,000 agents, approximately 2,800 elected to opt-in to the suit. The deadline for joining the suit expired in December 2008. Plaintiff Tammy Kerce recently filed a Motion to Amend her Complaint seeking to assert a nation-wide class action based on alleged violations of the Employee Retirement Income Security Act of 1974 (“ERISA”) and also seeking to add multiple state wage and hour claims on a class basis. We intend to vigorously oppose plaintiff’s Motion to Amend. After discovery, we will have an opportunity to seek to decertify the FLSA class before trial. The parties have reached a tentative settlement and are seeking court approval of the settlement.

MANAGEMENT

Prior to the consummation of this offering, we anticipate electing to our Board one or more independent directors.

Board of Directors and Executive Officers

The names, ages and positions of our directors and executive officers as of September 30, 2009 are as follows:

Name	Age	Position
Thomas B. Barker	54	Chairman of the Board and Chief Executive Officer
Nancee R. Berger	49	President and Chief Operating Officer
Mark V. Lavin	51	Chief Administrative Officer
Paul M. Mendlik	55	Chief Financial Officer and Treasurer
David C. Mussman	48	Executive Vice President, Secretary and General Counsel
Steven M. Stangl	51	President—Communication Services
Todd Strubbe	46	President—Unified Communications
David J. Treinen	52	Executive Vice President—Corporate Development and Planning
Anthony J. DiNovi	47	Director
Soren L. Oberg	38	Director
Joshua L. Steiner	43	Director
Jeff T. Swenson	33	Director

Below is a list of the names of all of our directors and executive officers as of September 30, 2009, indicating their positions with us and their principal occupations during the past five years:

Thomas B. Barker is our Chairman of the Board and Chief Executive Officer. Mr. Barker joined us in 1991 as Executive Vice President of West Interactive Corporation. He became our President and Chief Operating Officer in March 1995. He became our President and Chief Executive Officer in September 1998 and served as our President until January 2004. Mr. Barker has been a director of the company since 1997 and Chairman of the Board since March 2008.

Nancee R. Berger joined West Interactive Corporation in 1989 as Manager of Client Services. Ms. Berger was promoted to Vice President of West Interactive Corporation in May 1994. She was promoted to Executive Vice President of West Interactive Corporation in March 1995 and to President of West Interactive Corporation in October 1996. She was promoted to Chief Operating Officer in September 1998 and to President and Chief Operating Officer in January 2004.

Mark V. Lavin joined us in 1996 as Executive Vice President—West Telemarketing Corporation, and in September 1998, Mr. Lavin was promoted to President—West Telemarketing Corporation. In January 2008, Mr. Lavin was named Chief Administrative Officer.

Paul M. Mendlik joined us in 2002 as Chief Financial Officer and Treasurer. Prior to joining us, he was a partner in the accounting firm of Deloitte & Touche LLP from 1984 to 2002.

David C. Mussman joined us in January 1999 as Vice President and General Counsel and was promoted to Executive Vice President in 2001. Prior to joining us, he was a partner at the law firm of Erickson & Sederstrom.

Steven M. Stangl joined West Interactive Corporation in 1993 as Controller. In 1998, Mr. Stangl was promoted to President of West Interactive Corporation. In January 2004, Mr. Stangl was promoted to President—Communication Services.

Todd B. Strubbe rejoined us in September 2009 as President—Unified Communications. He had previously held the positions of President of West Direct, Inc. and President of West Interactive between July 2001 and August 2006. Mr. Strubbe served as President, First Data Debit Services in 2006 and 2007. He founded and was Managing Partner of Arbor Capital, LLC during 2008 and 2009. Prior to joining us in 2001, he was President and Chief Operating Officer of CompuBank, N.A. He was with First Data Corporation from 1995 to 2000 as Managing Director, Systems Architecture and Product Development and Vice President of Corporate Planning and Development. Prior to joining First Data, Mr. Strubbe was with McKinsey & Company, Inc.

David J. Treinen joined us in 2007 as Executive Vice President—Corporate Development and Planning. Prior to joining us, he served as Executive Vice President, Corporate Development and Strategy for First Data Corporation from September 2006 until September 2007. Prior to that assignment, Mr. Treinen held a number of responsibilities with First Data Corporation including Senior Vice President from February 2006 to August 2006, President of First Data Government Solutions from April 2004 to January 2006 and Managing Director of eONE Global, a First Data Corporation subsidiary, from November 2000 through March 2004.

Anthony J. DiNovi is a Co-President of Thomas H. Lee Partners, L.P. Mr. DiNovi joined Thomas H. Lee Partners, L.P. in 1988. From 1984 to 1986, Mr. DiNovi worked at Wertheim Schroder & Co., Inc. in the Corporate Finance Department. Mr. DiNovi is a director of Dunkin’ Brands, Inc., Michael Foods, Inc. and Nortek, Inc. Mr. DiNovi has been our director since 2006 and was Chairman of the Board from October 2006 until March 2008.

Soren L. Oberg is a Managing Director of Thomas H. Lee Partners, L.P. Mr. Oberg worked at Thomas H. Lee Partners, L.P. from 1993 to 1996 and rejoined in 1998. From 1992 to 1993, Mr. Oberg worked at Morgan Stanley & Co. Incorporated in the Merchant Banking Division. Mr. Oberg is a director of Ceridian Corporation, Grupo Corporativo Ono, S.A., Hawkeye Energy Holdings and other private companies. Mr. Oberg has been our director since 2006.

Joshua L. Steiner is Co-President and Managing Principal of Quadrangle Group LLC. Prior to forming Quadrangle Group LLC in March 2000, Mr. Steiner was a Managing Director at Lazard Frères & Co. LLC, where he was a member of the firm’s Media and Communications Group. Prior to joining Lazard, Mr. Steiner was the Chief of Staff for the United States Department of the Treasury. Mr. Steiner is a director of Grupo Corporativo Ono, S.A., and other Quadrangle Group LLC affiliates. Mr. Steiner has been our director since 2006.

Jeff T. Swenson is a Principal of Thomas H. Lee Partners, L.P. Mr. Swenson joined Thomas H. Lee Partners, L.P. in 2004 after attending graduate business school. From 2000 to 2002, Mr. Swenson worked in the private equity group at Bain Capital, LLC. From 1998 to 2000, Mr. Swenson worked at Bain & Company. Mr. Swenson has been our director since 2006.

Each of Messrs. DiNovi, Oberg, Steiner and Swenson was elected to our board of directors in accordance with the terms of our stockholders agreement.

Composition of our Board of Directors

Upon the consummation of this offering, the terms of office of members of our board of directors will be divided into three classes:

•	Class I directors, whose terms will expire at the annual meeting of stockholders to be held in 2010;

•	Class II directors, whose terms will expire at the annual meeting of stockholders to be held in 2011; and

•	Class III directors, whose terms will expire at the annual meeting of stockholders to be held in 2012.

Our Class I directors will be             , our Class II directors will be             , and our Class III directors will be             . At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election. Any vacancies in our classified board of directors will be filled by the remaining directors and the elected person will serve the remainder of the term of the class to which he or she is appointed. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Prior to the completion of this offering, our board of directors will make a determination with respect to the independence of the existing and new members of the Board by reference to the standards of the Nasdaq Global Select Market. Immediately following the completion of this offering, we expect that at least one member of our board of directors will be independent, as permitted by the applicable Nasdaq Marketplace Rules. Within one year following the completion of this offering, the board of directors will include              independent directors under the applicable Nasdaq Marketplace Rules.

Board Structure and Committee Composition

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate under a charter that will be approved by our board of directors. The composition of each committee will be effective upon the closing of this offering.

Audit Committee

The Audit Committee’s primary duties and responsibilities will be to:

•

Appoint, compensate, retain and oversee the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services and review and appraise the audit efforts of our independent accountants;

•	Establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters;

•	Engage independent counsel and other advisers, as necessary;

•	Determine funding of various services provided by accountants or advisers retained by the committee;

•	Serve as an independent and objective party to oversee our internal controls and procedures system; and

•	Provide an open avenue of communication among the independent accountants, financial and senior management and the board.

Upon completion of this offering, the Audit Committee will consist of              and will have at least      independent director(s) and at least one audit committee financial expert. Prior to the consummation of this offering, our board of directors will adopt a written charter under which the Audit Committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the Nasdaq Global Select Market, will be available on our web site.

Compensation Committee

The purpose of the compensation committee is to review and approve the compensation of our executives. The compensation committee approves compensation objectives and policies as well as compensation plans and specific compensation levels for all executive officers. Upon completion of this offering, the compensation committee will consist of and will have at least              independent director(s). Prior to the consummation of this offering, our board of directors will adopt a written charter under which the compensation committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the Nasdaq Global Select Market, will be available on our web site.

Nominating and Governance Committee

Upon completion of this offering, the Nominating and Governance Committee of our board of directors will consist of              and will have at least              independent director(s). The Nominating and Governance Committee will be responsible for recruiting and retention of qualified persons to serve on our board of directors, including proposing such individuals to the board of directors for nomination for election as directors, for evaluating the performance, size and composition of the board of directors and for oversight of our compliance activities. Prior to the consummation of this offering, our board of directors will adopt a written charter under which the Nominating and Governance Committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the Nasdaq Global Select Market, will be available on our web site.

Code of Ethics

We have adopted a code of ethical conduct for our directors and all of our employees. Our Code of Ethical Business Conduct is located in the “Financial Information” section of our website at www.west.com. To the extent permitted, we intend to post on our web site any amendments to, or waivers from, our Code of Ethical Business Conduct.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives

The objectives of our compensation plans for executives are to recruit, retain and motivate the most talented individuals available to meet or exceed our business objectives.

Our compensation plans are designed to reward executives for achievement of objective financial goals related to the executives’ scope of responsibility that, in the aggregate, comprise our business objectives. The objective financial goals vary between reporting segments and among departments within those segments as well as among different corporate functions. The purpose of our compensation plans is to tailor executive compensation to the particular objective financial goals that the individual can most control as well as those goals that, if achieved, will have the greatest positive impact on our business objectives.

Each year objective financial goals with respect to our performance are recommended by executive management to the board of directors. The objective financial goals are tailored to the business objectives of the business unit or units managed by the executive. Based upon our goals and objectives, as approved by the board of directors, the compensation committee approves the objective financial goals for the executives and approves corresponding compensation elements designed to meet objective financial goals over three periods of time— short-term (quarterly), medium-term (annual) and long-term (one year or longer).

The compensation committee determines the annual cash salary and bonuses of executives based upon the recommendations it receives from Mr. Barker. During several telephonic meetings of the compensation committee, Mr. Barker, the CEO, presented his evaluation of each executive and recommended the 2008 annual cash salary and bonuses for each executive, including himself. In making his recommendations, Mr. Barker solicited information and recommendations on each executive’s duties, responsibilities, business goals, objectives and upcoming challenges of the business from Mr. Mendlik, the CFO, and Ms. Berger, the President and COO. As part of the discussions during the telephonic compensation committee meetings, the compensation committee considered, among other factors, our ability to replace the executive in the event of the executive’s departure, the executive’s responsibilities, the size of the organization (including number of employees, revenue and profitability under the executive’s control), the amount received by others in relatively similar positions within the company, title and the period of time since the executive’s base salary was last changed. Mr. DiNovi also discussed the compensation committee’s recommendations with Mr. Steiner, a member of our board. Following the discussion with Mr. Steiner, the compensation committee submitted final annual base salary and bonus recommendations at the board’s January 2008 meeting. These recommendations were consistent with Mr. Barker’s recommendations, with changes based on the discussions between Mr. DiNovi and Mr. Barker. The board adopted the salary and bonus recommendations presented by the compensation committee at its January 2008 meeting.

With respect to Mr. Barker’s annual cash salary and bonus, Mr. DiNovi determined such amounts, after consulting with Mr. Steiner and after considering the factors discussed above and comparable compensation of peer group CEOs based upon public filings. Mr. DiNovi considered the compensation of CEOs in the following peer group: Axciom Corporation, Alliance Data Systems Corporation, ChoicePoint Inc., Convergys Corporation, DST Systems Inc., Equifax Inc., Fiserv Inc., Harte-Hanks, Inc., IMS Health Inc., Iron Mountain Incorporated, MPS Group, Inc., Perot Systems Corporation, and TeleCommunication Systems Inc. The compensation committee believes the companies listed above have size, financial, and business or operational characteristics similar to us. Mr. DiNovi compared the proposed compensation plan for Mr. Barker to the publicly disclosed CEO compensation information for the peer group described above as one of many factors considered and as a basis for general guidance and comparison; however, Mr. DiNovi did not undertake a formal benchmarking process.

Compensation Elements

Short-Term

We primarily rely upon cash compensation to achieve quarterly objective financial goals. We believe that a market-competitive annual salary, supplemented with performance-based cash bonuses, provides the basis for recruiting and retaining talented individuals who have the ability and motivation to achieve our objective financial goals. Each executive receives a portion of his or her projected annual cash bonus quarterly if we meet or exceed the objective financial goals for the quarter. The methodology for determining bonuses is set forth in the medium-term section of this prospectus.

Executive performance is not considered in determining annual salary. Rather, annual salary is designed to provide adequate compensation to recruit and retain talented individuals who have the ability and desire to achieve the objective financial goals that ultimately determine medium and long-term compensation.

Recommendations for each executive officer’s base salary and target bonus are provided to the compensation committee by our CEO annually, as described above under “Compensation Discussion and Analysis—Objectives.” Factors considered by Mr. Barker in making such recommendations include:

•	A review of the scope of responsibilities of the executive compared to what was required of him or her in the previous year.

•	Assignment of financial and operational targets related to specific business objectives.

•	The qualitative analysis and recommendations of the CFO and COO.

•	Time since base salary was last changed.

After Mr. Barker reviews the goals and objectives for the executives for the upcoming year, the expected duties, expected contribution of the relevant business unit to our profitability, the recommendations of the CFO and COO and the time since the last change in base salary, he recommends a targeted compensation amount to Mr. DiNovi. These recommendations are discussed at the compensation committee’s telephonic meetings and the compensation committee submits final targeted compensation recommendations for each executive at the board’s first quarter meeting. Mr. DiNovi considers Mr. Barker’s compensation independently. Generally, no more than half of an executive’s targeted compensation consists of base salary. The percentage of compensation derived from base salary generally declines as the executive’s position or responsibilities within our company grow.

Our goal is to reward the achievement of objective financial goals and assumption of additional responsibilities. The compensation committee makes a qualitative analysis of these items as well as the potential impact the success or failure of the executive with respect to these items will have on us. We also recognize that many of our executives have opportunities for alternative employment and aim to establish salary and bonus packages that are competitive with such alternatives. In determining the differences among the executives’ compensation in 2008, the committee relied on Mr. Barker’s qualitative analysis of the factors described above.

Medium-Term

We primarily rely upon cash bonuses, paid quarterly and annually based upon annual objective financial goals, to compensate employees for medium-term performance. We have designed our cash bonuses to represent a significant portion of the targeted total annual cash compensation of our named executive officers. We pay performance-based bonuses only upon the achievement of pre-determined objective financial goals. We pay a portion of the projected annual cash bonuses on a quarterly basis to executives provided the pre-determined objective financial goals were met for that quarter. It is our intent to reward in a timely manner achievement of the pro-rata quarterly portion of the annual objective financial goals. For corporate based plans, we retain 25% of quarterly bonuses, and pay such holdback in February of the following year provided the year end objective financial goals are met. In the event the annual objective financial goals are not met, we retain the option to offset any pro-rata quarterly portion of the bonus that was paid in anticipation of meeting the annual objective against future earned bonuses.

Historically, the more senior the executive position in our company, the greater percent of that executive’s compensation consists of bonuses versus salary.

The compensation committee approves our objective financial goals and then approves compensation packages with performance-based financial measurements that the compensation committee believes will adequately motivate the executives to meet those objectives. Objective financial measurements used by us include, but are not limited to, adjusted net income, pre-tax net income, net income, net operating income, Adjusted EBITDA, as described herein, revenue, expenses, and days sales outstanding. The specific incentive-based targets for the named executive officers are set forth below. For purposes of bonus calculations in 2008, the compensation committee made certain adjustments to the 2008 Adjusted EBITDA calculation. These adjustments in the aggregate resulted in lower bonus payouts. The adjustments included the exclusion of interest income, unrealized acquisition synergies, and management services and expenses paid to the Sponsors. Further, the compensation committee approved the inclusion of the post-acquisition Adjusted EBITDA results of HBF, Genesys and Positron, net of the after tax cash impact of the related incremental debt, in determining whether the financial measurements had been satisfied.

Barker

In 2008, Mr. Barker earned a performance bonus based on consolidated Adjusted EBITDA growth for us. Adjusted EBITDA for each quarter was compared to the same quarter in 2007. Each one million dollar increase of 2008 Adjusted EBITDA (adjusted for bonus calculation purposes) over 2007 Adjusted EBITDA of $550,265,643 resulted in a $25,000 bonus. In the event 2008 Adjusted EBITDA had exceeded $633,000,000 for the year, Mr. Barker would have received $31,250 for every $1,000,000 of Adjusted EBITDA above that threshold. 2008 Adjusted EBITDA for bonus purposes was calculated by starting with the Adjusted EBITDA as described herein and adjusted downward for interest income, unrealized acquisition synergies, management services expenses and expenses paid to the Sponsors, and the after tax effect of interest expense associated with the Positron and Genesys acquisitions. The sum of these adjustments was $31,613,605 resulting in Adjusted EBITDA for bonus purposes of $601,937,659. Mr. Barker’s 2008 bonus calculation was ($601,937,659 - $550,265,643)/1,000,000 x $25,000 = $1,291,800.

Berger

In 2008, Ms. Berger earned a performance bonus based on consolidated Adjusted EBITDA growth for us. Adjusted EBITDA for each quarter was compared to the comparable quarter in 2007. Each one million dollar increase of 2008 Adjusted EBITDA (adjusted for bonus calculation purposes) over 2007 Adjusted EBITDA of $550,265,643 resulted in a $14,285 bonus. In the event 2008 Adjusted EBITDA had exceeded $633,000,000 for the year, Ms. Berger would have received $17,857 for every $1,000,000 of Adjusted EBITDA above that threshold. Ms. Berger’s 2008 bonus calculation is identical to Mr. Barker’s calculation, except the bonus per one million dollars of growth was $14,285, resulting in a 2008 bonus calculation for Ms. Berger of $738,135.

Mendlik

In 2008, Mr. Mendlik earned a performance bonus based on consolidated Adjusted EBITDA growth for us. Adjusted EBITDA for each quarter was compared to the comparable quarter in 2007. Each one million dollar increase of 2008 Adjusted EBITDA (adjusted for bonus calculation purposes) over 2007 Adjusted EBITDA of $550,265,643 resulted in a $6,428 bonus. In the event 2008 Adjusted EBITDA had exceeded $633,000,000 for the year, Mr. Mendlik would have received $8,035 for every $1,000,000 of Adjusted EBITDA above that threshold. Mr. Mendlik’s 2008 bonus calculation is identical to Mr. Barker’s and Ms. Berger’s calculation, except the bonus per one million dollars of growth was $6,428, resulting in a 2008 bonus calculation for Mr. Mendlik of $332,148.

Etzler

In 2008, Scott Etzler, President of Intercall, earned a performance bonus based on two components of the operating results of the conferencing services business (a revenue component and an operating income before corporate allocations and amortization component) and a performance bonus based on our Adjusted EBITDA. The maximum bonus available under the first component was $550,000, with actual payout determined based on the conferencing services business’ achievement of budgeted revenue and budgeted operating income. 2008 revenue for the conferencing services business was $937,300,631 versus a budget of $954,352,735. The actual revenue was lower than the budget objective by 1.8%. Under the terms of Mr. Etzler’s annual bonus plan, the extent to which the performance of the conferencing services business exceeds or falls short of pre-established goals is multiplied by three. We have historically used this multiple as a way to incentivize exceptional performance and discourage underperformance. After applying the plan multiple of three, this resulted in a bonus factor of 0.946 (1- (1.8% x 3)). 2008 operating income for the conferencing services business before corporate allocations and amortization was $300,753,999 versus a budget of $290,794,512. The actual adjusted operating income exceeded the budget by 3.4%. After applying the plan multiple of three, this resulted in a bonus factor of 1.103 (3.4% x 3). The two bonus factors are equally weighted, resulting in a 1.0246 bonus factor applied to the target company profitability bonus of $350,000, or $358,610. The 2007 Adjusted EBITDA objective was originally established when we provided our public guidance in January 2008. That guidance indicated Adjusted EBITDA of $608 million to $635 million. The guidance without the unrealized synergies from the Genesys acquisition was reaffirmed in May 2008. Adjusted EBITDA without the unrealized synergies of Genesys was $619,680,294. In accordance with Mr. Etzler’s bonus plan, the achievement of the Adjusted EBITDA target resulted in a fixed bonus of $100,000. Accordingly, Mr. Etzler’s total non-equity incentive plan compensation was $458,610 ($358,610 + $100,000).

Stangl

In 2008, Mr. Stangl’s bonus calculation was composed of two components. The first component was based on 2008 net operating income before corporate allocations and before amortization for the Communication Services segment. Mr. Stangl could have earned a bonus of 0.18% applied to the net operating income before corporate allocations and before amortization for the Communication Services segment up to $205,000,000. If net operating income before corporate allocations and before amortization for the Communication Services segment exceeded $205,000,000 the bonus rate of 2.0% would be applied to the excess. The second component was based on our achievement of a predetermined 2008 Adjusted EBITDA objective identical to that of Mr. Etzler’s Adjusted EBITDA objective previously discussed. The 2008 net operating income before corporate allocations and before amortization and the results of the Positron acquisition achieved by the Communication Services segment was $174,752,107. This resulted in a $314,554 ($174,752,107 x 0.18%) bonus for meeting the first component objective. As noted above, our achievement of the Adjusted EBITDA target resulted in a fixed bonus of $100,000. Accordingly, Mr. Stangl’s total non-equity incentive plan compensation was $414,554 ($314,554 + $100,000).

Periodically executives earn discretionary bonuses to recognize results or significant efforts that may not be reflected in the financial measurements set forth above. We believe that these discretionary bonuses are necessary when important company events require significant time and effort by the executive in addition to the time and effort needed for meeting our target financial objectives. We do not believe discretionary bonuses should be a routine part of executive compensation. None of the named executive officers received discretionary bonuses in 2008.

Long-Term

We primarily rely upon equity-based plans to recruit talented individuals and to motivate them to meet or exceed our long-term business objectives. We expect to adopt revisions to our equity-based plans in connection with this offering to reflect the public listing of our common stock. Please see “—2009 Long-Term Incentive Plan” for a description of the proposed plan.

Equity-based Compensation Plans

Following our recapitalization on October 24, 2006, the board of directors adopted the West Corporation 2006 Executive Incentive Plan. We have allocated approximately 8% of the outstanding common stock for restricted stock grants and 3% of the outstanding common stock for option grants. We did not grant any equity-based compensation in 2008 to any of our named executive officers.

Following the recapitalization, we granted restricted stock grants to our senior executives rather than options. Our decision to make a greater use of restricted stock as a long-term compensation mechanism was based in part on the ability of executives to file so-called “Section 83(b) elections” in connection with each restricted stock grant. A Section 83(b) election allows each executive to pay federal income taxes on the value of the restricted stock grant at the time he or she receives that grant, rather than paying taxes on the value of the grant when the grant vests. The election also allows the executive to begin the holding period for capital gains treatment at the time of grant rather than at the time of vesting.

The vesting of the 2006 restricted stock grants is based upon both the passage of time and performance-based conditions. We believe that our long-term objectives are to create enterprise value and monetize that value in an exit event. We also believe that the vesting of a portion of the restricted stock grants should be based upon the passage of time as a mechanism to encourage executives to remain a part of the organization. Without limiting the foregoing, the plan administrator may at any time accelerate the vesting or exercisability of an award, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration.

As of December 31, 2008, the vesting of all outstanding restricted stock grants under our restricted stock program is divided into three tranches. The first tranche of 33.33% of each grant vests ratably over a five-year period of time. The purpose of this form of vesting is to retain talented executives for an extended period of time. The remaining 66.67% of the restricted stock grants vest based upon performance criteria tied to an exit event for the Sponsors. Under the restricted stock award agreements, an exit event is defined as a transaction which results in the sale of at least 80% of our stock held by the Sponsors for cash or other marketable securities. The performance criteria for the remaining 66.67% of the restated stock grant are as follows:

•

Tranche 2 shares, which are equal to 22.2% of each grant, shall become 100% vested upon an exit event of the Sponsors if, after giving effect to any vesting of the Tranche 2 shares on the exit event, the Sponsors’ total return is greater than 200% and the Sponsors’ internal rate of return exceeds 15%.

•

Tranche 3 shares will be eligible to vest upon an exit event if, after giving effect to any vesting of the Tranche 2 shares and/or Tranche 3 shares on the exit event, the Sponsors’ total return is more than 200% and their internal rate of return exceeds 15%, with the amount of Tranche 3 shares vesting ratably, using a straight line method, upon the exit event depending on the amount by which the Sponsors’ total return exceeds 200%. The tranche 3 shares will vest as follows based on the following conditions:

•	100%, if, after giving effect to any vesting of the Tranche 2 shares and/or the Tranche 3 shares on an exit event, the total return is equal to or greater than 300%;

•	0%, if, after giving effect to any vesting of the Tranche 2 shares and/or the Tranche 3 shares on an exit event, the total return is 200% or less; and

•

if, after giving effect to any vesting of the Tranche 2 shares and/or the Tranche 3 shares on an exit event, the total return is greater than 200% and less than 300%, then the Tranche 3 shares shall vest by a percentage between 0% and 100% determined on a straight line basis as the total return increases from 200% to 300%.

We believe this vesting schedule aligns the interests of executive management with the Sponsors. The purpose of the vesting schedule is to create incentives for reaching specified returns at the time of an exit event.

On May 4, 2009, as authorized by the board, we entered into an amended and restated restricted stock award and special bonus agreement with Mr. Barker, related to the award of 1,650,000 shares of restricted Class A Common Stock originally made as of December 1, 2006. As with the original agreement, the vesting of all outstanding restricted stock grants is divided into three tranches, with the first tranche of 33.33% of such grant vesting ratably over a five-year period of time commencing with the date of original grant, provided that vesting shall be accelerated in the event of an initial public offering or change of control. Under the amended agreement, the remaining 66.67% of the restricted stock grants vest based upon performance criteria tied to an exit event for the Sponsors, a sale of our company and period of employment. The vesting criteria are as follows:

•

Tranche 2 shares, which are equal to 22.22% of Mr. Barker’s grant, will become 100% vested upon an exit event of the Sponsors or sale of our company if, after giving effect to any vesting of the Tranche 2 shares on the exit event or sale of our company, the Sponsors’ total return is greater than 200% and the Sponsors’ internal rate of return exceeds 15%.

•

Tranche 3 shares, which are equal to 44.45% of Mr. Barker’s grant, shall become 50% vested upon the earliest to occur of an exit event of the Sponsors, a sale of our company and December 1, 2011, and shall become vested with respect to the other 50% of the Tranche 3 shares upon an exit event of the Sponsors or sale of our company if, after giving effect to any vesting of the Tranche 2 and Tranche 3 shares on the exit event or sale of our company, the Sponsors’ total return is greater than 200% and the Sponsors’ internal rate of return exceeds 15%.

A sale of our company is defined in the amended agreement as a sale of our assets accounting for 80% or more of our consolidated EBITDA or a sale or other disposition of 80% of the shares held by the Sponsors for consideration other than cash or marketable securities.

Under Mr. Barker’s amended restricted stock award and special bonus agreement, all Tranche 2 and Tranche 3 shares held by Mr. Barker shall vest upon the completion of this offering.

2010 Employee Stock Purchase Plan

We intend to adopt a 2010 Employee Stock Purchase Plan (the “Purchase Plan”). The following summary describes the proposed Purchase Plan.

Generally, all of our employees (including those of our consolidated subsidiaries), other than subsidiaries excluded from participation by the board and employees who have completed less than 30 hours of service per week for a one-year period, are eligible to participate in the Purchase Plan, although no employee may be granted an option if such employee, immediately after the option is granted, owns 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries.              shares of our common stock, subject to adjustment for stock splits, stock dividends or other changes in our capital stock, have been reserved for issuance under the Purchase Plan. The proceeds of the sale of our common stock and of administrative fees received under the Purchase Plan will constitute general funds and may be used by us for any purpose.

The Purchase Plan permits employees to purchase our common stock through payroll deductions during annual offerings. Participants may authorize payroll deductions of a specific percentage of compensation between 1% and 10%, with such deductions being accumulated for annual periods beginning on the first business day of each offering period (each, an “Enrollment Date”) and ending on the last business day of each offering period (each, an “Exercise Date”). On each Enrollment Date, we will grant to each participant an option to purchase the number of full shares of our common stock which such participant’s accumulated payroll deductions on the Exercise Date will purchase at a purchase price of 100% of the fair market value of the common stock on the Enrollment Date. The maximum number of shares of our common stock which may be purchased by a participant during any annual offering period is the lesser of (i) 1,000 shares of our common stock, or (ii) the number obtained by dividing $25,000 by 100% of the fair market value of our common stock on the Enrollment Date.

The Purchase Plan will be administered by the compensation committee or a committee composed of our senior management. The Purchase Plan may be amended by our board but may not be amended without prior stockholder approval to the extent required by Section 423 of the Internal Revenue Code of 1986, as amended.

Other Long-Term Benefit Plans

We also provide a Nonqualified Deferred Compensation Plan, which we refer to as our Deferred Compensation Plan, to certain of our senior level executives. Eligible executives are allowed to defer annually up to $500,000 of cash compensation. The plan provides that the deferrals are credited with notional earnings based on notional shares of various mutual funds or our notional equity interests in the Company, at the election of the executive. If the executive chooses notional equity interests as the investment alternative we match the executive’s deferrals in the amount equal to a percentage of the amount deferred which in 2008 was 50%. Matching contributions to the plan vest ratably over a five-year period beginning on January 1, 2007 or, if later, the date the executive first participates in the plan. The vested portion of the participant’s account under the plan will be paid on the date specified by the participant which can be no earlier than five years following the plan year of deferral or, if earlier, the date the participant separates from service with us. Deferrals credited with earnings based on notional equity interests are paid through the issuance of our shares. Recipients of the shares have no equity or contractual put right with respect to the shares until distributed to them in accordance with the plan. We believe this plan further aligns the interests of executive management and the long term goals of equity holders by providing an ongoing plan that allows executives to increase their equity interest in us.

We also provide a 401(k) plan and a deferred compensation “top hat” plan pursuant to sections 201(2) and 301(a)(3) of ERISA, which we refer to as our Executive Retirement Savings Plan. We match contributions up to 14% of income or the statutory limit, whichever is less. We believe that such plans provide a mechanism for the long-term financial planning of our employees. We have chosen not to include our equity in either plan or to base our matching contributions on individual performance.

Other

We provide discretionary perquisites from time to time for purpose of motivating employees, creating goodwill with employees and rewarding employees for achievements that may not be measurable financial objectives. We do not believe perquisites should be a significant element of our compensation program. We entered into new employment agreements with our executives effective on December 31, 2008 to ensure compliance with Internal Revenue Code section 409A.

We provide health and benefits plans and reimburse employees for approved business related expenses.

Summary Compensation

The following table shows compensation information for 2008, 2007 and 2006 for the named executive officers.

2008 Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards(1) ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation(2) ($) (g)	All Other Compensation(3) ($) (h)	Total ($) (i)
Thomas B. Barker	2008	897,500	—	157,300	—	1,291,800	255,438	2,602,038
Chief Executive Officer and Chairman of the Board	2007	850,000	—	157,300	—	1,977,848	2,471,151	5,456,299
	2006	846,154	—	13,108	689,625	2,662,357	2,585,456	6,796,700

Nancee R. Berger	2008	598,077	—	71,500	—	738,135	129,706	1,537,418
President and Chief Operating Officer	2007	550,000	—	71,500	—	1,316,717	1,896,151	3,834,368
	2006	548,077	—	5,958	536,211	2,137,385	1,348,085	4,575,716

Paul M. Mendlik	2008	448,077	—	47,667	—	332,148	229,153	1,057,045
Chief Financial Officer and Treasurer	2007	400,000	—	47,667	—	588,650	1,032,319	2,068,636
	2006	385,000	—	3,972	280,078	749,960	1,269,187	2,688,197

J. Scott Etzler	2008	475,000	—	47,667	—	458,600	52,365	1,033,632
President—InterCall Inc.	2007	475,000	—	47,667	—	624,837	918,811	2,066,315
	2006	425,000	—	3,972	770,057	599,112	764,081	2,562,222

Steven M. Stangl	2008	446,538	—	47,667	—	414,555	142,231	1,050,991
President—Communication Services	2007	400,000	—	47,667	—	406,259	1,015,869	1,869,795
	2006	397,116	—	3,972	358,405	749,395	997,571	2,506,459

(1)	The amounts in this column constitute restricted stock granted on December 1, 2006 under our 2006 Executive Incentive Plan. The amounts are valued based on the amount recognized for financial statement reporting purposes for stock awards with respect to 2008 pursuant to ASC 718 (formerly SFAS 123R), except that, in accordance with rules of the SEC, any estimate for forfeitures is excluded from and does not reduce, such amounts. See note 13 of the notes to the consolidated financial statements included in this prospectus for a discussion of the relevant assumptions used in calculating these amounts pursuant to ASC 718 (formerly SFAS 123R).
(2)	The amounts in this column constitute performance-based payments earned under employment agreements approved by the compensation committee prior to the beginning of each fiscal year. Please see the narratives to the Summary Compensation Table and Plan-Based Awards Table for further information regarding these performance based payments.
(3)	Amounts included in this column are set forth by category below in the table below.

Name	Insurance Premiums ($)(1)	Company Contributions to Retirement Plans ($)(2)	Total ($)
Thomas B. Barker	17,151	238,287	255,438
Nancee R. Berger	15,885	113,821	129,706
Paul M. Mendlik	10,783	218,370	229,153
J. Scott Etzler	13,673	38,692	52,365
Steven M. Stangl	11,083	131,148	142,231

(1)	Includes premiums paid by us for various health and welfare plans in which the named executive officer participates.

(2)	Includes the employer match on the Executive Retirement Savings Plan, Qualified Retirement Savings Plan and Nonqualified Deferred Compensation Plan.

Grants of Plan-Based Awards

The following table shows awards made to our named executive officers in 2008.

2008 Grants of Plan-Based Awards Table

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Name (a)	Target ($) (d)	Maximum ($) (e)
Thomas B. Barker	1,750,000	N/A
Nancee R. Berger	1,000,000	N/A
Paul M. Mendlik	450,000	N/A
J. Scott Etzler	450,000	650,000
Steven M. Stangl	450,000	N/A

(1)	The employment agreements for each named executive officer provide for performance-based payments if certain financial measures are achieved. These performance measures, which were approved by the compensation committee, include potential targets and, for Mr. Etzler, a maximum performance-based payment. The performance-based payment incentives for the other four named executive officers did not provide for a maximum amount which could be earned and are noted in the table above as N/A (not applicable). Amounts actually earned under the employment agreements are reflected in column (g) to the Summary Compensation Table. Please see the narratives to the Summary Compensation Table and Plan-Based Awards Table for further information regarding these performance measures and payouts.

Employment Agreements

During 2008, all of the named executive officers were employed pursuant to agreements with us. Each employment agreement sets forth, among other things, the named executive officer’s minimum base salary, non-equity incentive compensation opportunities and entitlement to participate in our benefit plans. The employment agreements are updated annually. Each of the named executives entered into a new employment agreement, effective January 1, 2009.

Salary and Bonus

The base salaries for the named executive officers established by the Board of Directors on January 28, 2008 for 2008 were: Mr. Barker, Chief Executive Officer, $900,000; Ms. Berger, President and Chief Operating Officer, $600,000; Mr. Mendlik, Chief Financial Officer and Treasurer, $450,000; Mr. Etzler, President—InterCall Inc., $475,000; and Mr. Stangl, President—Communication Services, $450,000.

We have designed our non-equity incentive compensation to represent a significant portion of targeted total annual cash compensation of named executive officers. We pay performance-based bonuses only upon the achievement of pre-determined objective financial goals. The objective financial goals are tailored to the business objectives of the business unit or units managed by the named executive officer. Objective financial measurements used by us include, but are not limited to, revenue, net operating income for specific business segments and Adjusted EBITDA (as described herein). In 2008 three of the named executive officers, Mr. Barker, Ms. Berger and Mr. Mendlik, received performance-based compensation based on Adjusted EBITDA. Please see the Compensation Discussion and Analysis for a discussion of the specific incentive-based targets for each of the named executive officers.

Term and Termination

The term of each employment agreement commenced on January 1, 2009 and continues indefinitely until terminated pursuant to its terms. Each employment agreement terminates immediately upon the death of the executive and may otherwise be terminated voluntarily by either party at any time.

In the event that an employment agreement is terminated, the relevant executive is entitled to severance payments determined by the nature of the termination. If we terminate an employment agreement for Cause (as defined in each employment agreement), the executive is entitled only to the obligations already accrued under his or her employment agreement (any such obligations are referred to as “accrued obligations”). An executive who dies is entitled to the accrued obligations and the earned bonus for the year. If an executive terminates his or her employment agreement without Good Reason (as defined in each employment agreement), the executive is entitled to receive any accrued obligations and, if the executive is providing consulting services (as described below) to us, an amount equal to two times that executive’s base salary payable in equal installments for the two-year period beginning on the date of the termination. If we terminate an employment agreement without Cause or if an executive terminates his or her employment agreement for Good Reason, the executive is entitled to receive any accrued obligations, an amount equal to two times that executive’s base compensation payable in equal installments for the two-year period beginning on the date of the termination and, if the executive is providing consulting services to us, an amount equal to the projected annual bonus payable to that executive as of the date of the termination, payable in equal installments for the two-year period beginning on the date of the termination. In any case where our obligation to make severance payments to an executive is conditioned on that executive’s provision of consulting services to us, that obligation terminates immediately in the event that the executive ceases to provide such consulting services within the two-year period beginning on the date of the termination.

Consulting Services

If we terminate an employment agreement without Cause or if an executive terminates his or her employment agreement with or without Good Reason, we will retain the executive as a consultant for a period of two years from the date of the termination. During the consulting period, the executive will receive compensation from us as described above and will remain covered under all medical, dental, vision, flexible spending account and executive assistance plans or programs available to our actively employed executives. The executive may terminate his or her consulting obligations to us at any time during the consulting period. In the event that an executive chooses to engage in other employment, the consulting period and the parties’ respective obligations are immediately terminated.

Restrictive Covenants

Pursuant to each employment agreement, each executive is subject to restrictive covenants related to the protection of confidential information, non-competition, inventions and discoveries, and the diversion of our employees (except for Mr. Etzler, who is not subject to a restrictive covenant related to the diversion of our employees). An executive’s breach of any of the restrictive covenants contained in an employment agreement entitles us to injunctive relief and the return of any severance payments (excluding accrued obligations) in addition to any other remedies to which we may be entitled.

Restricted Stock and Stock Option Awards

During 2008, none of the named executive officers received restricted stock or stock option awards.

We do not have specific targets or objectives with respect to the amount of salary and bonus in proportion to total compensation. Generally, the most senior executives and highest paid executives earn a larger percentage of total compensation through performance-based bonuses and equity-based compensation.

Outstanding Equity Awards

The following table shows all outstanding equity awards held by the named executive officers as of December 31, 2008.

2008 Outstanding Equity Awards At Fiscal Year-End Table

	Option Awards			Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable(1) (b)	Option Exercise Price ($) (c)	Option Expiration Date (d)	Number of Shares or Units of Stock That Have Not Vested (#)(2) (e)	Market Value of Shares or Units of Stock That Have Not Vested(4) ($) (f)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3) (g)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4) (h)
Thomas B. Barker	40,122	3.67	1/2/2012	329,967	1,191,181	1,100,055	3,971,199
	28,755	3.67	4/2/2012
	44,676	3.67	7/1/2012
	54,837	3.14	10/1/2012
	70,758	4.24	4/1/2013
	812,583	3.67	4/1/2013
	79,209	3.67	7/1/2013
	87,570	3.67	10/1/2013
	60,876	3.67	1/2/2014
	57,465	3.67	4/1/2014
	53,343	3.67	7/1/2014
	46,224	3.67	10/1/2014
	18,306	3.67	1/3/2015

	1,454,724

Nancee R. Berger	63,369	3.67	7/1/2013	149,985	541,446	500,025	1,805,090
	70,056	3.67	10/1/2013
	70,758	4.24	4/1/2013
	48,699	3.67	1/2/2014
	45,972	3.67	4/1/2014
	42,669	3.67	7/1/2014
	36,972	3.67	10/1/2014
	14,643	3.67	1/3/2015

	393,138

Paul M. Mendlik	945	3.67	1/2/2013	99,990	360,964	333,350	1,203,394
	25,308	3.67	4/1/2013
	18,477	3.67	7/1/2013
	20,430	3.67	10/1/2013
	25,569	3.67	1/2/2014
	40,230	3.67	4/1/2014
	37,341	3.67	7/1/2014
	32,355	3.67	10/1/2014

	200,655

J. Scott Etzler	3,231	3.67	10/1/2014	99,990	360,964	333,350	1,203,394
	12,807	3.67	1/3/2015
	12,906	3.67	4/1/2015
	9,531	3.67	10/3/2015
	8,982	3.67	7/1/2015

	47,457

Steven M. Stangl	2,871	3.67	4/2/2012	99,990	360,964	333,350	1,203,394
	4,464	3.67	7/1/2012
	14,454	3.67	4/1/2013
	10,557	3.67	7/1/2013
	11,673	3.67	10/1/2013
	31,608	3.67	4/1/2014
	29,331	3.67	7/1/2014
	25,416	3.67	10/1/2014

	130,374

(1)	These options represent retained, or “rollover” options. In connection with our 2006 recapitalization, certain executive officers elected to convert certain of our vested options into fully-vested options in the surviving corporation. No share-based compensation was recorded for these retained options, as these options were fully vested prior to the consummation of the recapitalization (which triggered the “rollover event”).
(2)	These amounts represent restricted stock awards granted on December 1, 2006. These awards vest ratably over a five year period.
(3)	These amounts represent restricted stock grants that vest based upon performance criteria tied to an exit event of the majority shareholders. In accordance with FAS 123R these performance based awards are not recognized as expense by us until the occurrence of an exit event and satisfaction of the required performance criteria is probable. Please see “—Compensation Discussion and Analysis” for a discussion of the performance criteria.
(4)	Subsequent to the recapitalization, our common stock is no longer publicly traded and, therefore, the market value of $3.61 per share was based on the results of an independent appraisal performed as of October 31, 2008 by Corporate Valuation Advisors, Inc.

Option Exercises and Stock Vested

The following table shows all stock awards vested and the value realized upon vesting by each of the named executive officers.

2008 Stock Vested Table

	Stock Awards
Name (a)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)(1) (e)
Thomas B. Barker	219,978	794,121
Nancee R. Berger	99,990	360,964
Paul M. Mendlik	66,660	240,643
J. Scott Etzler	66,660	240,643
Steven M. Stangl	66,660	240,643

(1)	Subsequent to the recapitalization, our common stock is no longer publicly traded and, therefore, the market value of $3.61 per share was based on the results of an independent appraisal performed as of October 31, 2008 by Corporate Valuation Advisors.

Nonqualified Deferred Compensation Table

The following table shows certain information regarding our Deferred Compensation Plan and Executive Retirement Savings Plan.

2008 Nonqualified Deferred Compensation Table

Name (a)	Executive Contributions in Last Fiscal Year(1) ($) (b)	Registrant Contributions in Last Fiscal Year(2) ($) (c)	Aggregate Earnings in Last Fiscal Year(3) ($) (d)	Aggregate Withdrawals / Distributions ($) (e)	Aggregate Balance at Last Fiscal Year End(4) ($) (f)
Thomas B. Barker
Deferred Compensation Plan	461,074	230,537	217,111	—	4,198,401
Executive Retirement Savings Plan	8,600	4,300	(56,990)	—	90,981

Nancee R. Berger
Deferred Compensation Plan	212,141	106,071	2,839	—	1,071,051
Executive Retirement Savings Plan	8,600	4,300	(45,000)	—	111,866

Paul M. Mendlik
Deferred Compensation Plan	425,669	212,834	(36,140)	—	2,150,149
Executive Retirement Savings Plan	6,711	2,066	(7,838)	—	16,228

J. Scott Etzler
Deferred Compensation Plan	141,368	30,942	(53,937)	—	674,140
Executive Retirement Savings Plan	8,599	4,300	(23,650)	—	49,532

Steven M. Stangl
Deferred Compensation Plan	246,796	123,398	(47,023)	—	773,172
Executive Retirement Savings Plan	8,600	4,300	(60,317)	—	106,116

(1)	Amounts in this column are also included in columns (c) and (g) of the 2008 Summary Compensation Table included in this prospectus.
(2)	Amounts in this column are also included in columns (c) of the 2008 All Other Compensation Table and column (h) of the 2008 Summary Compensation Table included in this prospectus.
(3)	The aggregate earnings represent the market value change of these plans during 2008. None of the earnings are included in the 2008 Summary Compensation Table included in this prospectus.
(4)	Amounts reported in the aggregate balance at last fiscal year end for 2008 which were previously reported as compensation to the named executive officer in the Summary Compensation Table for previous years were: Mr. Barker $3,536,411; Ms. Berger $2,884,563; Mr. Mendlik $4,167,218; Mr. Etzler $807,436 and Mr. Stangl $1,181,990.

Non-Qualified Retirement Plans

In January 2008, we amended and restated the Deferred Compensation Plan. Pursuant to the terms of the Deferred Compensation Plan, eligible management, non-employee directors and highly compensated employees may elect to defer a portion of their compensation and have such deferred compensation notionally invested in the same mutual fund investments made available to participants in the 401(k) plan or in notional equity interests in the Company. Open enrollment for eligible participants to participate in the Deferred Compensation Plan is held annually. Upon enrollment, the participant’s participation and deferral percentage is fixed for the upcoming calendar year. Participants may select from selected mutual funds or equity interests for notional investment of their deferred compensation.

Administration of the Deferred Compensation Plan is performed by an outside provider, Wells Fargo Institutional Trust Services. Executives are allowed to defer up to $500,000 of cash compensation per year. We match a percentage of any amounts notionally invested in equity interests which was 50% in 2008. Such matched amounts are subject to 20% vesting each year. All matching contributions are 100% vested five years after the later of January 1, 2007 or, if later, the date the executive first participates in the Deferred Compensation Plan. All matching contributions become 100% vested if: (i) the participant dies or becomes disabled or is terminated without cause; (ii) a change in control occurs; or (iii) the Deferred Compensation Plan terminates. For purposes of the Deferred Compensation Plan, a change in control occurs if during any period of two consecutive years or less: (i) individuals who at the beginning of such period constitute the entire board shall cease for any reason, subject to certain exceptions, to constitute a majority thereof; (ii) our stockholders approve any merger or consolidation as a result of which our common stock shall be changed, converted or exchanged (other than a merger with a wholly-owned subsidiary of ours) or our liquidation or any sale or disposition of 50% or more of our assets or earning power; or (iii) our stockholders approve any merger or consolidation to which we are a party as a result of which the persons who were our stockholders immediately prior to the effective date of the merger or consolidation shall have beneficial ownership of less than 50% of the combined voting power of the surviving corporation. The Deferred Compensation Plan and any earnings thereon are held separate and apart from our other funds, but remain subject to claims by our general creditors. Earnings in the Deferred Compensation Plan are based on the change in market value of the plan investments during a given period. The vested portion of the participant’s account under the plan will be paid on the date specified by the participant which can be no earlier than five years following the year of deferral or, if earlier, the date the participant separates from service with us. Deferrals invested in notional equity interests are paid through the issuance of our shares. Recipients of the equity interests upon such distribution have no equity or contractual put right with respect to the issued equity interests.

In January 2008, we amended and restated the Executive Retirement Savings Plan. Participation in the Executive Retirement Savings Plan is voluntary and is restricted to highly compensated individuals as defined by the Internal Revenue Service. Open enrollment to participate in the Executive Retirement Savings Plan is held annually. Upon enrollment, the participant’s participation and deferral percentage is fixed for the upcoming calendar year. Participants may select from selected mutual funds for investment of their deferred compensation. Participants may change their investment selection as often as they choose. Administration of the Executive Retirement Savings Plan is performed by an outside provider, Wells Fargo Institutional Trust Services. We will match 50% of employee contributions, limited to the same maximums and vesting terms as those of the 401(k) plan. Earnings in the Executive Retirement Savings Plan are based on the change in market value of the plan investments (mutual funds) during a given period. We maintain a grantor trust under the Executive Retirement Savings Plan. The principal of the trust and any earnings thereon are held separate and apart from our other funds and are used exclusively for the uses and purposes of plan participants, but remain subject to claims from our general creditors.

2008 returns for the investment funds in the Executive Retirement Savings Plan were:

Fund	2008 return	Fund	2008 return
Wells Fargo Advantage Stable Income	(6.90)%	Wells Fargo Advantage Capital Growth	(45.31)%
PIMCO Total Return A	4.33%	Goldman Sachs Mid Cap Value A	(36.47)%
MFS Total Return A	(22.36)%	Victory Special Value A	(43.80)%
MFS Value A	(32.65)%	Franklin Balance Sheet Investment A	(36.01)%
Wells Fargo Advantage Index	(37.39)%	Baron Small Cap	(40.24)%
Davis New York Venture A	(40.03)%	Franklin Templeton Growth A	(43.47)%
Fidelity Advisor Growth Opportunity	(55.13)%	American Funds Euro pacific Growth	(40.38)%
Janus Growth and Income	(42.48)%	AIM Mid Cap Equity	(27.45)%

2008 Potential Payments Upon Termination or Change in Control Table

The named executive officers are entitled to certain benefits following a termination of employment or change of control under their employment agreements and restricted stock award agreements. Under the 2008 employment agreements, each named executive officer is entitled to payments as a consultant for two years following termination of employment other than termination for cause or as a result of death. Under the terms of the employment agreements, cause is deemed to exist if there is a determination that the executive engaged in significant objective acts or omissions constituting dishonesty, willful misconduct or gross negligence relating to our business.

Under the restricted stock award agreements, the tranche 1 shares for each of the named executive officers vest upon the occurrence of a change of control. For purposes of determining vesting, a change of control exists upon the occurrence of any of the following: (a) a sale, lease or other disposition of all or substantially all of our assets, (b) any consolidation or merger with or into any other entity, or any other corporate transaction, in which our stockholders either (x) own less than fifty percent (50%) of the economic interests in or voting power of the surviving entity or (y) do not have the power to elect a majority of the entire board of directors of the surviving entity, or (c) any stock sale or other transaction or series of related transactions, after giving effect to which in excess of fifty percent (50%) of our voting power is owned by any entity and its “affiliates” or “associates” (as such terms are defined in the rules adopted by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than the Sponsors; but excluding, in any case referred to in clause (b) or (c) of this definition an initial public offering or any bona fide primary or secondary public offering following the occurrence of an initial public offering. For each of the named executive officers other than Mr. Barker, the tranche 2 and tranche 3 shares vest if the performance criteria described under “Compensation Discussion and Analysis—Long-Term” are satisfied at the time of an exit event. Mr. Barker’s restricted stock agreements provides that all three of his restricted stock tranches will vest in connection with this offering.

The following table sets forth the benefits that would have been payable to each named executive officer upon a termination or change in control as of December 31, 2008.

Name (a)	Benefits(1) ($) (b)	Potential Cash Severance Payment(2) ($) (c)	Accelerated Vesting Upon Change in Control or Initial Public Offering(3) ($) (d)
Thomas B. Barker	34,303	2,713,401	5,162,379
Nancee R. Berger	31,770	1,721,918	541,446
Paul M. Mendlik	21,566	1,134,854	360,964
J. Scott Etzler	27,346	1,208,288	360,964
Steven M. Stangl	22,166	1,145,640	360,964

(1)	Benefits include payments of medical, accident, disability and life insurance premiums for a specified period of time. These benefits are payable only in the case of a qualified termination. A non-qualifying termination is a termination for cause or death. All other terminations are considered qualifying terminations. None of the potential payments noted in this table will be paid upon a non-qualifying termination.
(2)	In accordance with the executive’s employment agreement, the executive would be entitled to payment as a consultant for two years following termination of employment other than termination for cause or as a result of death.
(3)	Subsequent to the recapitalization, our common stock is no longer traded and, therefore, the market value of $3.61 per share was based on the results of an independent appraisal performed as of October 31, 2008 by Corporate Valuation Advisors, Inc. The amounts in column (d) are the result of multiplying the respective restricted shares vested, upon a qualifying termination or initial public offering by this value for the respective named executive officer. Mr. Barker’s Restricted Stock Agreement provides that all three restricted stock tranches vest upon an initial public offering. Unless the performance criteria are met for tranches 2 and 3, the other named executives only vest in tranche 1 upon a change of control.

Change in Control Agreements

Prior to completion of this offering, we expect to enter into Change in Control Agreements with each of our executive officers. We believe that these agreements are necessary to attract and retain qualified executive officers. Any severance benefits payable under a Change in Control Agreement will be paid in lieu of the severance or consulting benefits under the Employment Agreements.

2009 Long-Term Incentive Plan

Prior to the completion of this offering, we expect to adopt a 2009 Long-Term Incentive Plan (“LTIP”) which is intended to provide our employees and non-employee directors with added incentive to remain employed by us and align such individuals’ interests with those of our stockholders. The material terms of the LTIP are expected to be as follows:

Plan Term. The LTIP term begins upon the date of approval by the board and terminates on the tenth anniversary of its effective date, unless terminated earlier by the board.

Eligible Participants. All officers, employees, consultants and non-employee directors and persons expected to become officers, employees, consultants or non-employee directors of the company or any of its subsidiaries are eligible to receive awards under the LTIP. The compensation committee shall determine the participants under the LTIP.

Shares Authorized.              shares of the our common stock will be available for awards granted under the LTIP, subject to adjustment for stock splits and other similar changes in capitalization. The number of available shares will be reduced by the aggregate number of shares that become subject to outstanding awards granted under the LTIP. To the extent that shares subject to an outstanding award granted under the LTIP are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of such award or by reason of the settlement of such award in cash, then such shares will again be available under the LTIP.

Award Types. Awards include non-qualified and incentive stock options, stock appreciation rights, restricted stock, restricted stock units and performance units any or all of which may be made contingent upon the achievement of performance criteria. Subject to the following plan limits, the compensation committee has the discretionary authority to determine the size of an award.

Plan Limits. Subject to adjustment for stock splits and other changes in capitalization, (i) the maximum number of shares with respect to which options or stock appreciation rights or a combination thereof may be granted during any fiscal year to any person is             ; (ii) the maximum number of shares with respect to which performance-based restricted stock or restricted stock units may be granted during any fiscal year to any person is             ; and (iii) the maximum amount that may be payable with respect to performance units granted during any fiscal year to any person is $            .

Administration. The compensation committee shall interpret, construe and administer the LTIP. The compensation committee’s interpretation, construction and administration of the LTIP and all of its determinations thereunder shall be final, conclusive and binding on all persons.

The compensation committee shall have the authority to determine the participants in the LTIP, the form, amount and timing of any awards, the performance goals, if any, and all other terms and conditions pertaining to any award. The compensation committee may take any action such that (i) any outstanding options and stock appreciation rights become exercisable in part or in full, (ii) all or any portion of a restriction period on any restricted stock or restricted stock units shall lapse, (iii) all or a portion of any performance period applicable to any performance-based award shall lapse and (iv) any performance measures applicable to any outstanding award be deemed satisfied at the target level or any other level. The compensation committee may delegate some or all of its powers and authority to the Chief Executive Officer or other executive officer as the compensation committee deems appropriate, except for awards granted to any officer who is subject to Section 16 of the Exchange Act. Only the compensation committee may make decisions concerning the timing, pricing or amounts of an award to such officers.

Stock Options and Stock Appreciation Rights. The LTIP provides for the grant of stock options and stock appreciation rights. Stock options may be either tax-qualified incentive stock options or non-qualified options. The compensation committee will determine the terms and conditions to the exercisability of each option and stock appreciation right.

The period for the exercise of a non-qualified stock option or stock appreciation right will be determined by the compensation committee provided that no option may be exercised later than ten years after its date of grant. The exercise price of a non-qualified stock option and the base price of a stock appreciation right will not be less than 100% of the fair market value of a share of our common stock on the date of grant, provided that the base price of a stock appreciation right granted in tandem with an option will be the exercise price of the related option. A stock appreciation right entitles the holder to receive upon exercise (subject to tax withholding in respect of an employee) shares of our common stock (which may be restricted stock) with a value equal to the difference between the fair market value of our common stock on the exercise date and the base price of the stock appreciation right.

Each incentive stock option will be exercisable for not more than ten years after its date of grant, unless the optionee owns greater than ten percent of the voting power of all shares of our capital stock (a “ten percent holder”), in which case the option will be exercisable for not more than five years after its date of grant. The exercise price of an incentive stock option will not be less than the fair market value of a share of our common stock on its date of grant, unless the optionee is a ten percent holder, in which case the option exercise price will be the price required by the Internal Revenue Code, currently 110% of fair market value.

Upon exercise, the option exercise price may be paid in cash, by the delivery of previously owned shares of our common stock or through a cashless exercise arrangement. All of the terms relating to the exercise, cancellation or other disposition of an option or stock appreciation right upon a termination of employment, whether by reason of disability, retirement, death or any other reason, shall be determined by the compensation committee.

Non-Employee Director Options. The LTIP provides automatic grants of stock options to our non-employee directors. On the date that an individual first becomes a non-employee director, such individual will be automatically granted a nonqualified stock option to purchase              shares of common stock. Thereafter, for the remainder of the term of the LTIP and provided such individual remains a non-employee director, on the date of each of the annual meetings of our stockholders, each non-employee director will automatically be granted a nonqualified stock option to purchase              shares of common stock. Options granted to non-employee directors have an exercise price equal to the fair market value of our common stock on the date of grant, and are generally subject to a three-year vesting schedule. Non-employee director options expire on the earliest of (i) ten years from the date of grant, (ii) three months following the date upon which the non-employee director ceases to be a member of the board for any reason other than his death or disability, or (iii) one year following the date upon which the non-employee director ceases to be a member of the board by reason of his death or disability.

Stock Awards. The LTIP provides for the grant of stock awards. The compensation committee may grant a stock award either as a restricted stock award or a restricted stock unit award and, in either case, the compensation committee may determine that such award shall be subject to the attainment of performance measures over an established performance period. All of the terms relating to the satisfaction of performance measures and the termination of a restriction period, or the forfeiture and cancellation of a stock award upon a termination of employment, whether by reason of disability, retirement, death or any other reason, will be determined by the compensation committee.

The agreement awarding restricted stock units will specify whether such award may be settled in shares of our common stock, cash or a combination thereof and whether the holder will be entitled to receive dividend equivalents, on a current or deferred basis, with respect to such award. Prior to settlement of a restricted stock unit, the holder of a restricted stock unit will have no rights as our stockholder.

Unless otherwise set forth in a restricted stock award agreement, the holder of shares of restricted stock will have rights as our stockholder, including the right to vote and receive dividends with respect to the shares of restricted stock, except that distributions other than regular cash dividends and regular cash dividends with respect to shares of restricted stock subject to performance-based vesting conditions will be held by us and will be subject to the same restrictions as the restricted stock.

Performance Unit Awards. The LTIP also provides for the grant of performance unit awards. Each performance unit is a right, contingent upon the attainment of performance measures within a specified performance period, to receive a specified cash amount or shares of our common stock, which may be restricted stock, having a fair market value equal to such cash amount. Prior to the settlement of a performance unit award in shares of our common stock, the holder of such award will have no rights as our stockholder with respect to such shares. Performance units will be non-transferable and subject to forfeiture if the specified performance measures are not attained during the specified performance period. All of the terms relating to the satisfaction of performance measures and the termination of a performance period, or the forfeiture and cancellation of a performance unit award upon a termination of employment, whether by reason of disability, retirement, death or any other reason, will be determined by the compensation committee.

Performance Goals. Under the LTIP, the vesting or payment of performance-based awards will be subject to the satisfaction of certain performance goals. The performance goals applicable to a particular award will be determined by the compensation committee at the time of grant. The performance goals may be one or more of the following corporate-wide or subsidiary, division, operating unit or individual measures, stated in either absolute terms or relative terms, such as rates of growth or improvement: the attainment by a share of our common stock of a specified fair market value for a specified period of time, earnings per share, return to stockholders (including dividends), return on assets, return on equity, our earnings before or after taxes and/or interest, revenues, expenses, market share, cash flow or cost reduction goals, interest expense after taxes, return on investment, return on investment capital, return on operating costs, economic value created, operating margin, gross margin, achievement of annual operating profit plans, net income before or after taxes, pretax earnings before interest, depreciation and/or amortization, pretax operating earnings after interest expense and before incentives, and/or extraordinary or special items, operating earnings, net cash provided by operations, and strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion goals, cost targets, days sales outstanding goals, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation and information technology, quality and quality audit scores, productivity, efficiency, and goals relating to acquisitions or divestitures, or any combination of the foregoing.

Amendment or Termination of the LTIP. The board may amend or terminate the LTIP as it deems advisable, subject to any requirement of stockholder approval required by law, rule or regulation.

Change of Control. In the event of a change of control, the board may, in its discretion, (1) require that shares of stock of the corporation resulting from such change of control, or a parent corporation thereof, be substituted for some or all of our shares subject to an outstanding award, and/or (2) require outstanding awards, in whole or in part, to be surrendered by the holder, and to be immediately cancelled, and to provide for the holder to receive (A) a cash payment in an amount equal to (i) in the case of an option or stock appreciation right, the number of our shares then subject to the portion of such option or stock appreciation right surrendered, whether vested or unvested, multiplied by the excess, if any, of the fair market value of a share of our common stock as of the date of the change of control, over the purchase price or base price per share of our common stock subject to such option or stock appreciation right, (ii) in the case of a stock award, the number of shares of our common stock then subject to the portion of such award surrendered, whether vested or unvested, multiplied by the fair market value of a share of our common stock as of the date of the change of control, and (iii) in the case of a performance unit award, the value of the performance units then subject to the portion of such award surrendered, whether vested or unvested; (B) shares of capital stock of the corporation resulting from such change of control, or a parent corporation thereof, having a fair market value not less than the amount determined under clause (A) above; or (C) a combination of the payment of cash pursuant to clause (A) above and the issuance of shares pursuant to clause (B) above.

Federal Income Tax Consequences.

The following is a brief summary of certain United States federal income tax consequences generally arising with respect to awards under the LTIP. This discussion does not address all aspects of the United States federal income tax consequences of participating in the LTIP that may be relevant to participants in light of their personal investment or tax circumstances and does not discuss any state, local or non-United States tax consequences of participating in the LTIP. Each participant is advised to consult his or her particular tax advisor concerning the application of the United States federal income tax laws to such participant’s particular situation, as well as the applicability and effect of any state, local or non-United States tax laws before taking any actions with respect to any award granted under the LTIP.

Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code generally limits to $1 million the amount that a publicly held corporation is allowed each year to deduct for the compensation paid to each of the corporation’s chief executive officer and the corporation’s three most highly compensated executive officers other than the chief executive officer and the chief financial officer. Based on a transitional rule that applies to companies following an initial public offering, we do not expect the LTIP to be subject to Section 162(m) of the Internal Revenue Code until our first annual meeting of stockholders at which directors are to be elected that occurs after the end of the third calendar year following the year in which this offering occurs.

Stock Options. A participant will not recognize taxable income at the time an option is granted and we will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and subject to tax withholding in respect of an employee) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased over their exercise price, and we will be entitled to a corresponding deduction. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for longer than two years from the date the option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of those shares will be taxed as long-term capital gain or loss, and we will not be entitled to any deduction. If, however, those shares are disposed of within the above-described period, then in the year of that disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of (1) the amount realized upon that disposition and (2) the excess of the fair market value of those shares on the date of exercise over the exercise price, and we will be entitled to a corresponding deduction.

Stock Appreciation Rights. A participant will not recognize taxable income at the time stock appreciation rights are granted and we will not be entitled to a tax deduction at that time. Upon exercise, the participant will recognize compensation taxable as ordinary income (and subject to tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered. This amount is deductible by us as compensation expense.

Stock Awards. A participant will not recognize taxable income at the time restricted stock is granted and we will not be entitled to a tax deduction at that time, unless the participant makes an election to be taxed at that time. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to tax withholding in respect of an employee) at the time the restrictions lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. The amount of ordinary income recognized by making the above-described election or upon the lapse of restrictions is deductible by us as compensation expense. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions lapse will recognize compensation taxable as ordinary income (and subject to tax withholding in respect of an employee), rather than dividend income, in an amount equal to the dividends paid and we will be entitled to a corresponding deduction.

A participant will not recognize taxable income at the time a restricted stock unit is granted and we will not be entitled to a tax deduction at that time. Upon settlement of restricted stock units, the participant will recognize compensation taxable as ordinary income (and subject to tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of any cash paid by us. The amount of ordinary income recognized is deductible by us as compensation expense.

Performance Unit Awards. A participant will not recognize taxable income at the time performance units are granted and we will not be entitled to a tax deduction at that time. Upon the settlement of performance units, the participant will recognize compensation taxable as ordinary income (and subject to tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by us. This amount is deductible by us as compensation expense.

New Plan Benefits. The benefits that might be received by officers, employees and non-employee directors cannot be determined at this time. All officers, employees and non-employee directors are eligible for consideration to participate in the LTIP.

Executive Incentive Compensation Plan

We expect to adopt prior to the completion of this offering an Executive Incentive Compensation Plan (“Incentive Plan”) to assist us in attracting, motivating and retaining officers who have significant responsibility for our growth and long-term success by providing incentive awards that ensure a strong pay-for-performance linkage for such officers. The material terms of the Incentive Plan are expected to be as follows:

Plan Term. The Incentive Plan will continue in effect until terminated by the board.

Eligible Participants. All of our officers will be eligible to participate in the Incentive Plan. The compensation committee, in its discretion, will select the officers to whom awards may from time to time be granted under the Incentive Plan.

Award Types. The Incentive Plan will provide cash award opportunities for eligible participants on an annual basis. Grants for each fiscal year shall be made in the first ninety (90) days of each year. If an individual becomes an officer during a year and such individual was not otherwise granted an award under the Plan during the first ninety (90) days of the year, that individual may be granted an incentive award for that year upon his or her becoming an officer.

Maximum Awards. No participant may receive more than a maximum of                     .

Administration. The Incentive Plan will be administered by our compensation committee. The compensation committee will have the authority to select the persons who are granted awards under the Incentive Plan, to determine the time when awards will be granted, to determine whether objectives and conditions for earning awards have been met, to determine whether awards will be paid at the end of the award period or deferred, and to determine whether an award or payment of an award should be reduced or eliminated.

The compensation committee will have full power and authority to administer and interpret the Incentive Plan and to adopt such rules, regulations, agreements, guidelines and instruments for the administration of the

Incentive Plan and for the conduct of its business as the compensation committee deems necessary or advisable. The compensation committee’s interpretations of the Incentive Plan, and all actions taken and determinations made by the compensation committee pursuant to the powers vested in it, are conclusive and binding on all parties concerned, including us, our stockholders and any person receiving an award under the Incentive Plan.

Performance Targets. Under the Incentive Plan, the performance goals applicable to a particular award will be determined by the compensation committee at the time of grant. The performance goals may be one or more of the following corporate-wide or subsidiary, division, operating unit or individual measures, stated in either absolute terms or relative terms, such as rates of growth or improvement: the attainment by a share of our common stock of a specified fair market value for a specified period of time, earnings per share, return to stockholders (including dividends), return on assets, return on equity, our earnings before or after taxes and/or interest, revenues, expenses, market share, cash flow or cost reduction goals, interest expense after taxes, return on investment, return on investment capital, return on operating costs, economic value created, operating margin, gross margin, achievement of annual operating profit plans, net income before or after taxes, pretax earnings before interest, depreciation and/or amortization, pretax operating earnings after interest expense and before incentives, and/or extraordinary or special items, operating earnings, net cash provided by operations, and strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion goals, cost targets, days sales outstanding goals, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation and information technology, quality and quality audit scores, productivity, efficiency, and goals relating to acquisitions or divestitures, or any combination of the foregoing.

Adjustments. The compensation committee may provide that the performance targets or the manner in which performance will be measured against the performance targets will be adjusted to reflect the impact of specified corporate transactions (such as a stock split or stock dividend), special charges, accounting or tax law changes and other extraordinary or nonrecurring events. All objectives are based upon our operations and will not include objectives derived from mergers, acquisitions joint ventures, stock buy backs or other non-operating income unless approved by the compensation committee.

Payment of Awards. Awards will be payable upon certification by the compensation committee that the specified performance targets for the preceding fiscal year were achieved. We may pay seventy-five percent of such awards on a quarterly basis upon the certification by the compensation committee that the specified performance quarterly targets have been achieved. A participant may elect to defer all or a portion of any award otherwise payable if permitted pursuant to a deferred compensation plan adopted by, or an agreement entered into with, us, provided that such deferral does not adversely affect the treatment of the award as performance-based compensation and provided that such deferral opportunity complies with Section 409A of the Internal Revenue Code.

Negative Discretion. Notwithstanding the achievement by us of the specified performance targets, the compensation committee may, by participant, reduce, but not increase, some or all of an award that would be otherwise paid.

Delegation of Administrative Authority. The compensation committee, as it deems necessary, may delegate its responsibilities for administering the Plan to our executives.

Federal Income Tax Consequences.

The following is a brief summary of certain United States federal income tax consequences generally arising with respect to awards under the Incentive Plan. This discussion does not address all aspects of the United States federal income tax consequences of participating in the Incentive Plan that may be relevant to participants in light of their personal investment or tax circumstances and does not discuss any state, local or non-United States tax consequences of participating in the Incentive Plan. Each participant is advised to consult his or her particular tax advisor concerning the application of the United States federal income tax laws to such participant’s particular situation, as well as the applicability and effect of any state, local or non-United States tax laws before taking any actions with respect to any award granted under the Incentive Plan.

Section 162(m) of the Internal Revenue Code generally limits to $1 million the amount that a publicly held corporation is allowed each year to deduct for the compensation paid to each of the corporation’s chief executive officer and the corporation’s three most highly compensated executive officers other than the chief executive officer and chief financial officer. Based on a transitional rule that applies to companies following an initial public offering, we do not expect the Incentive Plan to be subject to Section 162(m) of the Internal Revenue Code until our first annual meeting of stockholders at which directors are to be elected that occurs after the end of the third calendar year following the year in which this offering occurs.

The grant of an award under the Incentive Plan has no federal income tax consequences. The payment of the award is taxable to a participant as ordinary income and subject to tax withholding. The payment of an award may be deferred by the participant if such deferral is permitted under a deferral plan or arrangement approved by the us. Amounts taxable to employees under the Plan will be deductible by us as compensation.

Non-employee Director Compensation

None of our non-employee directors receive a director fee or stock option grants but will be reimbursed for all reasonable expenses incurred in connection with their attendance at board meetings.

Compensation Committee Interlocks and Insider Participation

Mr. Anthony J. DiNovi, a member of our compensation committee, is Co-President of Thomas H. Lee Partners, L.P. Affiliates of Thomas H. Lee Partners, L.P. provide management and advisory services pursuant to a management agreement entered into in connection with the consummation of our recapitalization. The aggregate fees for services are approximately $3.3 million annually. Such fees for services and expenses in 2008 and 2007 aggregated $4.2 million and $4.1 million, respectively. Thomas H. Lee Partners, L.P. also received reimbursement for travel and other out-of pocket expenses in the aggregate amount of approximately $0.1 million in 2008. During the nine months ended September 30, 2009 and the year ended December 31, 2008, no other member of the compensation committee was an officer or former officer of our company or had any relationship with us that would be considered a related party transaction pursuant Item 404 of Regulation S-K.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table summarizes the beneficial ownership of our common stock as of September 30, 2009 after giving effect to the Common Stock Conversion for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each director;

•	each executive officer whose name appears in the Summary Compensation Table;

•	all directors and executive officers as a group; and

•	each selling stockholder.

Amounts shown in the following table as common shares reflect the Common Stock Conversion, after which no Class L or Class A shares will remain outstanding.

	Shares Beneficially Owned Before Offering						Common Shares Being Offered	Shares Beneficially Owned After Offering
	Class L Shares		Class A Shares		Common Shares
Name and Address of Beneficial Owners(1)	Number	Percentage	Number	Percentage	Number	Percentage		Number	Percentage
5% Stockholders
Gary L. West(2)	1,250,100.63	12.5%	10,000,805	11.4%
Mary E. West(2)	1,250,100.63	12.5%	10,000,805	11.4%
Quadrangle Group Funds(3)	1,250,000	12.5%	10,000,000	11.4%
Thomas H. Lee Funds(4)	6,007,500	60.3%	48,060,000	54.9%
Directors and Named Executive Officers
Thomas B. Barker(5)	178,280.23	1.8%	3,076,241.8	3.5%
Anthony J. DiNovi	*	*	*	*
Soren L. Oberg	*	*	*	*
Joshua L. Steiner	*	*	*	*
Jeff T. Swenson	*	*	*	*
Nancee R. Berger(6)	*	*	1,099,456	1.3%
J. Scott Etzler(7)	*	*	*	*
Paul M. Mendlik(8)	*	*	*	*
All directors and executive officers as a group (14 persons)(9)	330,311.34	3.2%	8,091,885.7	9.0%

*	Less than 1%
(1)	The address of each of our executive officers and directors is c/o West Corporation, 11808 Miracle Hills Drive, Omaha, Nebraska 68154.
(2)	The address for this stockholder is 9746 Ascot Drive, Omaha, Nebraska 68114.
(3)	Includes 1,093,975.68 Class L shares and 8,751,805.44 Class A shares, which will convert into shares of common stock, owned by Quadrangle Capital Partners II LP; 29,348.97 Class L shares and 234,791.76 Class A shares, which will convert into shares of common stock, owned by Quadrangle Select Partners II LP; and 126,675.35 Class L shares and 1,013,402.8 Class A shares, which will convert into shares of common stock, owned by Quadrangle Capital Partners II-A LP (collectively, the “Quadrangle Funds”). The Quadrangle Funds’ general partner is Quadrangle GP Investors II LP, whose general partner is QCP GP Investors II LLC (collectively, the “QF Advisors”). Shares held by the Quadrangle Funds may be deemed to be beneficially owned by the QF Advisors. The QF Advisors disclaim any beneficial ownership of any shares held by the Quadrangle Funds. Each of the Quadrangle Funds has an address c/o Quadrangle Group LLC, 375 Park Avenue, 14th Floor, New York, New York 10152. Voting or investment control over securities that the Quadrangle Funds own are acted upon by the four managing members of QCP GP Investors II LLC as general partner of Quadrangle GP Investors II LP, the general partner of the Quadrangle Funds.

(4)	Includes 2,489,666.58 Class L shares and 19,917,332.64 Class A shares, which will convert into shares of common stock, owned by Thomas H. Lee Equity Fund VI, L.P.; 1,685,869.75 Class L shares and 13,486,958 Class A shares, which will convert into shares of common stock, owned by Thomas H. Lee Parallel Fund VI, L.P.; 1,307,500 Class L shares and 10,460,000 Class A shares, which will convert into shares of common stock, owned by THL Equity Fund VI Investors (West), L.P.; 294,487.6 Class L shares and 2,355,900.8 Class A shares, which will convert into shares of common stock, owned by Thomas H. Lee Parallel (DT) Fund VI, L.P.; 4,567.5 Class L shares and 36,540 Class A shares, which will convert into shares of common stock, owned by THL Coinvestment Partners, L.P.; and 200,000 Class L shares and 1,600,000 Class A shares, which will convert into shares of common stock, owned by THL Equity Fund VI Investors (West) HL, L.P. (collectively, the “THL Funds”); 12,706.76 Class L shares and 101,654.08 Class A shares, which will convert into shares of common stock, owned by Putnam Investment Holdings, LLC; and 12,701.81 Class L shares and 101,614.48 Class A shares, which will convert into shares of common stock, owned by Putnam Investments Employees’ Securities Company III LLC (collectively, the “Putnam Funds”). The THL Funds’ general partner is THL Equity Advisors VI, LLC, whose sole member is Thomas H. Lee Partners, L.P., whose general partner is Thomas H. Lee Advisors, LLC (collectively, “Advisors”). Shares held by the THL Funds may be deemed to be beneficially owned by Advisors. Advisors disclaim any beneficial ownership of any shares held by the THL Funds. The Putnam Funds are co-investment entities of the THL Funds. Putnam Investment Holdings, LLC (“Holdings”) is the managing member of Putnam Investments Employees’ Securities Company III LLC (“ESC III”). Holdings disclaims any beneficial ownership of any shares held by ESC III. Putnam Investments LLC, the managing member of Holdings, disclaims beneficial ownership of any shares held by the Putnam Funds. Each of the THL Funds has an address c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110. The Putnam Funds have an address c/o Putnam Investment, Inc., 1 Post Office Square, Boston, Massachusetts 02109. Voting or investment control over securities that the THL Funds own are acted upon by majority vote of the members of a ten-member committee.
(5)	Includes 161,636 Class L shares subject to options and 1,293,088 Class A shares subject to options, which will convert into shares of common stock subject to options.
(6)	Includes 43,682 Class L shares subject to options and 349,456 Class A shares subject to options, which will convert into shares of common stock subject to options.
(7)	Includes 5,273 Class L shares subject to options and 42,184 Class A shares subject to options, which will convert into shares of common stock subject to options.
(8)	Includes 22,295 Class L shares subject to options and 178,360 Class A shares subject to options, which will convert into shares of common stock subject to options.
(9)	Includes 285,030 Class L shares subject to options and 2,280,240 Class A shares subject to options, which will convert into shares of common stock subject to options.

Except as otherwise noted, each person named in the table above has sole voting and investment power with respect to the shares. Beneficial ownership and percentages are calculated in accordance with SEC rules. Beneficial ownership includes shares subject to options that are currently exercisable or exercisable within 60 days.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In connection with this offering we will adopt a written policy providing that all “related party transactions” must be:

•	reported to our chief financial officer;

•	approved or ratified by our audit committee, which our audit committee will do only if it determines that the transaction is in, or not inconsistent with, our best interests; and

•

if applicable, reviewed by our audit committee annually to ensure that such transaction, arrangement or relationship has been conducted in accordance with the previous approval, and that all required disclosures regarding such transaction arrangement or relationship have been made.

Our policy provides that a “related party transaction” is any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, involving an amount exceeding $120,000 in which we are a participant and in which any of our executive officers, directors or 5% stockholders, or any immediate family member of any of our executive officers, directors or 5% stockholders, has or will have a direct or indirect material interest.

On October 24, 2006, we completed a recapitalization of the company in a transaction sponsored by the Sponsors pursuant to the Agreement and Plan of Merger, dated as of May 31, 2006, between us and Omaha Acquisition Corp., a Delaware corporation formed by the Sponsors for the purpose of recapitalizing the company. Omaha Acquisition Corp. was merged with and into the company, with the company continuing as the surviving corporation. Pursuant to such recapitalization, our publicly traded shares of common stock were cancelled in exchange for cash and Gary and Mary West converted approximately 85% of the shares of our common stock held by them prior to the recapitalization into the right to receive cash (at a discount of approximately 12% to the price being paid in respect of the publicly traded shares) and the remaining 15% of their holdings into 2.5 million shares of our Class L common stock and 20 million shares of our Class A common stock.

Since January 1, 2006, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates or immediately family members of our directors, executive officers and holders of more than 5% of our voting securities:

Affiliates of the Sponsors provide management and advisory services pursuant to a management agreement entered into in connection with the consummation of the recapitalization. The fees for services and expenses in 2008, 2007 and 2006 aggregated $4.2 million, $4.1 million and $0.8 million, respectively. In addition, during 2007, in consideration for financial advisory services and capital structure analysis services rendered in connection with the recapitalization, affiliates of Thomas H. Lee Partners, L.P. and Quadrangle Group LLC received an aggregate transaction fee of $40.0 million. Thomas H. Lee Partners, L.P. and Quadrangle Group LLC also received reimbursement for travel and other out-of-pocket expenses associated with the recapitalization transaction in the aggregate of approximately $0.2 million. Three members of our board are affiliated with Thomas H. Lee Partners, L.P.: Mr. Anthony J. DiNovi, Co-President, Mr. Soren L. Oberg, Managing Director, and Mr. Jeff T. Swenson, Principal. One member of our board is affiliated with Quadrangle Group LLC: Mr. Joshua L. Steiner, Managing Principal. The management agreement will be terminated and a fee will be paid to the Sponsors from certain of the proceeds received in this offering. The amount of the payment will be the net present value (using a discount rate equal to the prevailing yield on U.S. Treasury Securities of like maturity at the closing of the offering) of the periodic fees that would have been payable to the Sponsors from the date of the offering until the seventh anniversary of the offering. The periodic fees payable to the Sponsors involve quarterly payments of $1 million per quarter, payable in advance. Based on the discount rate in effect as of                                , the aggregate payment to the Sponsors at the closing of the offering is estimated to be $            . Such payment will be divided between the Sponsors pro rata in proportion to the relative ownership interest in the company held at the time of offering by the investment funds affiliated with each Sponsor. See “Use of Proceeds.”

In connection with the recapitalization, we entered into a registration rights and coordination agreement with certain shareholders including the Sponsors; our founders, Gary L. West and Mary E. West; certain of our executive officers, including Thomas B. Barker, Nancee R. Berger, Paul M. Mendlik, David C. Mussman and Steven M. Stangl, and each of their respective permitted assignees. Pursuant to this agreement, subject to certain exceptions and conditions, we are required to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. See “Shares Available For Future Sale—Registration Rights.”

We lease certain office space owned by a partnership whose partners are Mary and Gary West who collectively own approximately 22% of our common stock at December 31, 2008. Related party lease expense was approximately $0.5 million for the nine months ended September 30, 2009 and approximately $0.7 million each year for the years ended December 31, 2008, 2007 and 2006. The lease expires in 2014.

On April 30, 2009, we entered into a series of amended and restated agreements with TOGM pursuant to which TOGM would finance up to 70% of the purchase price of selected receivables portfolios. Interest generally accrues on the outstanding debt at a fixed rate of 8.5%. The amended and restated agreements continue the facility executed as of May 21, 2008 and which expired December 31, 2008 pursuant to which TOGM had financed up to 80% of the purchase price of selected receivables portfolios at a variable rate equal to 3.5% over prime. The debt is non-recourse to us and collateralized by all of the assets of West Receivables Purchasing, LLC (“West Receivables”). The sole assets of West Receivables are the receivables portfolios which are partially financed by TOGM. These notes mature in 24 months from the date of origination. At September 30, 2009, we had $1.0 million of non-recourse portfolio notes payable outstanding under this facility compared to $2.8 million outstanding at December 31, 2008.

In connection with the formation of West Receivables, we and TOGM entered into an operating agreement pursuant to which the members share in the profits of the portfolio after collection expenses and the repayment of principal and interest in proportion to their respective membership interests. At September 30, 2009, no amount had been paid in respect of the equity interests under the operating agreement. We provide all necessary services to West Receivables, including collection of the receivables pursuant to a servicing agreement. TOGM’s shareholders are Mary and Gary West who collectively own approximately 22% of us.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.001 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and by-laws, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Holders of common stock are entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•	to receive, on a pro rata basis, dividends and distributions, if any, that the board of directors may declare out of legally available funds; and

•

upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

The holders of our common stock are entitled to receive dividends as they may be lawfully declared from time to time by our board of directors, subject to any preferential rights of holders of any outstanding shares of preferred stock. Any dividends declared on the common stock will not be cumulative.

The holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock is not subject to future calls or assessments by us. Except as otherwise required by law, holders of the common stock are not entitled to vote on any amendment or certificate of designation relating to the terms of any series of preferred stock if the holders of the affected series are entitled to vote on such amendment or certificate of designation under the certificate of incorporation.

Before the date of this prospectus, there has been no public market for our common stock since our recapitalization in 2006.

Preferred Stock

Under our certificate of incorporation, our board of directors has the authority, without further action by our stockholders, except as described below, to issue up to              shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Upon completion of the offering, no shares of our authorized preferred stock will be outstanding. Because the board of directors has the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of the common stock, which could adversely affect the holders of the common stock and could discourage a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Certain Certificate of Incorporation, By-Law and Statutory Provisions

The provisions of our certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Classified Board of Directors. In accordance with the terms of our restated certificate of incorporation and amended and restated by-laws, our board of directors is divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our amended and restated certificate of incorporation and our amended and restated by-laws also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Special Meetings of Stockholders. Our by-laws provide that a special meeting of stockholders may be called only by the chairman of our board of directors or by a resolution adopted by a majority of our board of directors. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders.

No Stockholder Action by Written Consent. Our certificate of incorporation provides that stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Stockholder Advance Notice Procedure. Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The by-laws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary advanced written notice of the stockholder’s intention to do so.

Section 203 of the Delaware General Corporation Law. We are subject to Section 203 of the Delaware General Corporation Law, which, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•	before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person. Because certain of our existing stockholders that may be deemed to be interested stockholders acquired their shares prior to this offering, Section 203 may not apply to any business combination or transaction with them or their affiliates.

The application of Section 203 may make it difficult and expensive for a third party to pursue a takeover attempt we do not approve of even if a change in control would be beneficial to the interests of our stockholders.

SHARES AVAILABLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock and we cannot assure you that a significant market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after those restrictions lapse could also adversely affect the trading price of our common stock.

Sales of Restricted Securities

Upon the closing of this offering, we will have outstanding              shares of common stock, based on the number of shares outstanding at September 30, 2009, assuming an initial public offering price of $             per share, which is the mid-point of the range set forth on the cover page of this prospectus, and giving effect to the issuance of              shares of common stock in this offering.

Of the shares to be outstanding after the closing of this offering, the              shares sold by us and the selling stockholders in this offering will be freely tradable without restriction under the Securities Act, except that any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. The remaining              shares of common stock are “restricted” shares under Rule 144 and therefore generally may be sold in the public market only in compliance with Rule 144. In addition, substantially all of these restricted securities will be subject to the lock-up agreements described below.

Lock-up Agreements

Our officers, directors and other stockholders, including the selling stockholders, representing              shares of our common stock, will be subject to lock-up agreements with the underwriters that will restrict the sale of the shares of our common stock held by them for 180 days, subject to certain exceptions. See “Underwriters” for a description of these lock-up agreements.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

Approximately              shares of our common stock that are not subject to the lock-up agreements described above will be eligible for sale under Rule 144 immediately upon the closing of this offering.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after this offering, assuming an initial public offering price of $             per share, which is the mid-point of the range set forth on the cover page of this prospectus; and

•

the average weekly trading volume in our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, subject to the lock-up agreements discussed above, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in compliance with the manner of sale provisions of Rule 144, but without compliance with the other restrictions, including the availability of public information about us, holding period and volume limitations, in Rule 144.

Stock Options

As of September 30, 2009, we had outstanding options to purchase              shares of common stock, of which options to purchase              shares of common stock were vested. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options as well as all shares of our common stock that may be covered by additional options and other awards granted under the Purchase Plan and the LTIP. Please see “Management—Executive Compensation—Stock Option and Other Compensation Plans” for additional information regarding this plan. Shares of our common stock issued under the S-8 registration statement will be available for sale in the public market, subject to the Rule 144 provisions applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Registration Rights

Following this offering and the sale by the selling stockholders of the shares offered by them hereby, assuming an initial public offering price of $             per share, which is the mid-point of the range set forth on the cover page of this prospectus, the holders of              shares of common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. STOCKHOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of shares of our common stock by a Non-U.S. Stockholder. For purposes of this discussion, a Non-U.S. Stockholder is a beneficial owner of our common stock that is treated for U.S. federal tax purposes as:

•	a non-resident alien individual;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of a jurisdiction other than the United States or any state or political subdivision thereof;

•	an estate, other than an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, other than a trust (i) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion does not address the tax consequences to partnerships or other pass-through entities or persons investing through such partnerships or entities. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its own tax advisors as to the U.S. federal income tax consequences of being a partner in a partnership that purchases, owns or disposes of our common stock.

This summary assumes that our common stock is held as a capital asset (generally, property held for investment). This discussion is of a general nature and thus does not address all of the U.S. federal income and estate tax considerations that might be relevant to a Non-U.S. Stockholder in light of its particular circumstances or to a Non-U.S. Stockholder subject to special treatment under U.S. federal tax laws. Furthermore, this summary does not discuss any aspects of U.S. federal gift, state, local or non-U.S. taxation. This summary is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (“IRS”) and other applicable authorities, all of which are subject to change, possibly with retroactive effect. Each prospective purchaser of our common stock is advised to consult its tax advisor with respect to the U.S. federal, state, local or non-U.S. tax consequences of purchasing, owning and disposing of our common stock. No assurance exists that the IRS will not challenge any of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Stockholder of purchasing, owning and disposing of our common stock.

PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION AND ANY APPLICABLE TAX TREATY.

Distributions

If we make distributions on our common stock, the distributions will be dividends for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits. To the extent distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital that will first reduce your basis, but not below zero, and then will be treated as gain on sale of stock (as discussed further below).

Any dividend paid to a Non-U.S. Stockholder with respect to our common stock generally will be subject to withholding tax at a 30% rate (or such lower rate specified by an applicable income tax treaty). Generally, a Non-U.S. Stockholder must certify as to its eligibility for reduced withholding under an applicable income tax treaty on a properly completed IRS Form W-8BEN in order to obtain the benefits of such treaty. A Non-U.S. Stockholder that does not timely provide us with the required certification, but which qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Stockholders should consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

If, however, the Non-U.S. Stockholder provides a valid IRS Form W-8ECI, certifying that the dividend is effectively connected with the Non-U.S. Stockholder’s conduct of a trade or business within the United States, and otherwise complies with applicable certification requirements, the dividend will not be subject to withholding. Instead, such dividend is subject to U.S. federal income tax in the manner described below under “Effectively Connected Income.”

Sale, Exchange or Other Taxable Disposition of Our Common Stock

Except as otherwise discussed below, a Non-U.S. Stockholder generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange or other taxable disposition of our common stock unless (i) such gain is effectively connected with the Non-U.S. Stockholder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment or fixed base maintained by such Non-U.S. Stockholder in the United States), (ii) the Non-U.S. Stockholder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale, exchange or other taxable disposition occurs and certain other conditions are met, (iii) the Non-U.S. Stockholder is subject to provisions applicable to certain U.S. expatriates, or (iv) we are or become a “United States real property holding corporation” (“USRPHC”), for U.S. federal income tax purposes and certain other conditions are met. We do not believe that we are or will become a USRPHC, however, there can be no assurance in that regard.

Gain described in clause (i) immediately above will be subject to U.S. federal income tax in the manner described below under “Effectively Connected Income.” During each taxable year, a Non-U.S. Stockholder described in clause (ii) immediately above will be subject to tax at a 30% rate (or such lower rate specified by an applicable income tax treaty) on the net gain derived from the sale, exchange or other taxable disposition, which may be offset by U.S.-source capital losses of the Non-U.S. Stockholder during the taxable year.

Effectively Connected Income

Any dividend with respect to, or gain recognized upon the sale, exchange or other taxable disposition of, our common stock that is effectively connected with a trade or business carried on by a Non-U.S. Stockholder within the United States (or, if an income tax treaty applies, that is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Stockholder in the United States) will be subject to U.S. federal income tax, based on the Non-U.S. Stockholder’s net income, in the same manner as if the Non-U.S. Stockholder were a U.S. person for U.S. federal income tax purposes. If a dividend or gain is effectively connected with a U.S. trade or business of a Non-U.S. Stockholder that is a corporation for U.S. federal income tax purposes, such corporate Non-U.S. Stockholder may be subject to a “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), subject to certain adjustments. Non-U.S. Stockholders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reporting to the IRS and to each Non-U.S. Stockholder will be required as to the amount of dividends paid to such Non-U.S. Stockholder and the amount, if any, of tax withheld with respect to such dividends, unless the Non-U.S. Stockholder is an exempt recipient or otherwise establishes an exemption from such requirements. This information may also be made available to the tax authorities in the Non-U.S. Stockholder’s country of residence. Dividends generally are not subject to “backup withholding” if the Non-U.S. Stockholder properly certifies as to its non-U.S. status (usually by completing an IRS Form W-8BEN, including any claim to reduced withholding under an applicable income tax treaty).

The payment of the proceeds of the sale, exchange or other taxable disposition of our common stock to or through the U.S. office of a broker is subject to both backup withholding and information reporting unless the Non-U.S. Stockholder, or beneficial owner thereof, as applicable, certifies its non-U.S. status on IRS Form W-8BEN, or otherwise establishes an exemption. Information reporting requirements, but not backup withholding, will also generally apply to payments of the proceeds of a sale of our common stock by Non-U.S. offices of U.S. brokers or Non-U.S. brokers with certain types of relationships to the United States unless the Non-U.S. Stockholder establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a Non-U.S. Stockholder may be refunded or credited against such Non-U.S. Stockholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Estate Tax

A non-resident alien individual should note that shares of our common stock held by (i) such individual or (ii) an entity created by such individual and included in such individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such individual and with respect to which the individual has retained certain interests or powers), will be, absent an applicable treaty, treated as U.S. situs property subject to U.S. federal estate tax. Accordingly, stockholders who are non-resident alien individuals may be subject to U.S. federal estate tax on all or a portion of the value of our common stock owned at the time of their death. Prospective individual stockholders who are non-U.S. persons are urged to consult their tax advisors concerning the potential U.S. federal estate tax consequences with respect to owning our common stock.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
TOTAL

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per share under the public offering price. No underwriter may allow, and no dealer may re-allow, any concession to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option if they sell more shares than the total number of shares set forth in the table above. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the number listed next to “Total” in the preceding table. If the underwriters’ option to purchase additional shares is exercised in full, the total price to the public of all the shares of common stock sold would be $            , the total underwriters’ discounts and commissions paid by us would be $            , and the total proceeds would be $            .

The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	Paid by Us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

In addition, we estimate that the expenses of this offering payable by us, other than underwriting discounts and commissions, will be approximately $     million, which includes legal, accounting and printing costs and various other fees associated with registration and listing of our common stock.

The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer in excess of 5% of the total number of shares offered by them.

We, all of our directors and executive officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, any options or warrants to purchase shares any shares of our common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock. The restrictions described in this paragraph do not apply to:

•

transactions by any person other than us relating to common stock or other securities acquired in open market transactions, block purchases or another public offering, each after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of securities purchased in such transaction;

•

transfers of common stock or any security convertible into common stock as a bona fide gift or transfers to any trust or limited partnership for the direct or indirect benefit of the transferor or the immediate family of the transferor for estate planning purposes, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transaction other than a filing on Form 5 after the expiration of such 180 day period, provided further that such transaction shall be a disposition for no value, and provided further that the transferee agrees with the underwriters to be bound by such restrictions for the remainder of such 180 day period;

•

transfers or distributions by a stockholder who is subject to a lock-up of common stock to limited or general partners, limited liability company members, stockholders or affiliates of such stockholder, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transaction, provided further that such transaction shall be a disposition for no value, and provided further that the transferee agrees with the underwriters to be bound by such restrictions for the remainder of such 180 day period;

•	transfers by will or intestacy, provided that the transferee agrees with the underwriters to be bound by such restrictions for the remainder of such 180 day period;

•

the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the issuance by us of options to purchase our common stock under stock option or similar plans as in effect on the date of the underwriting agreement and as described in this prospectus;

•	the registration and issuance of securities by us in connection with an acquisition or strategic investment;

•

the filing by us of any registration statement on Form S-8 relating to the offering of securities pursuant to the terms of a stock option or similar plan in effect on the date of the underwriting agreement and described in this prospectus;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted periods; or

•	the sale of shares to the underwriters.

In addition, we and each such person agree that, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The 180-day restricted period described in the preceding paragraph will be extended if: (i) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to our company occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period. In such case, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event unless Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated waive such extension.

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities, as well as other purchases by the underwriters for their own accounts, may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We intend to apply to list our common stock on the Nasdaq Global Select Market under the symbol “WSTC”.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, as well as the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, and one or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that make Internet distributions on the same basis as other allocations.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and the selling stockholders and their respective affiliates, for which they received or will receive customary fees and expenses. In particular, affiliates of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, underwriters in this offering, are parties to our senior secured term loan facility. Our senior secured term loan facility was negotiated on an arms’ length basis and contains customary terms pursuant to which the lenders receive customary fees. We may use a portion of the proceeds from this offering to repay amounts outstanding under this loan facility. See “Use of Proceeds.”

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In particular, an investment fund affiliated with Goldman, Sachs & Co. holds an approximately 25% interest in a Thomas H. Lee Partners, L.P. investment vehicle that owns 10,460,000 shares of our Class A Common Stock and 1,307,500 shares of our Class L Common Stock.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Directed Share Program

At our request, Morgan Stanley & Co. Incorporated will reserve up to                  of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, and employees and certain individuals associated with us. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by Morgan Stanley & Co. Incorporated to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify Morgan Stanley & Co. Incorporated in connection with the directed share program, including for the failure of any participant to pay for its shares.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, from and including the date on which the Prospectus Directive is implemented in that Member State, each representative and underwriter has not made and will not make an offer of the common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of the common stock to the public in that Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual net turnover of more than EUR50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer;

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive;

and in any case in circumstances where such offer does not result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of the common stock to the public” in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe shares of the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each representative and underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of shares of the common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of the common stock in, from or otherwise involving the United Kingdom.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus (the “Shares”) do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The Shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The Shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by the Issuer from time to time.

This document as well as any other material relating to the Shares is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the Issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Italy

The offering of the shares of our common stock has not been registered pursuant to the Italian securities legislation and, accordingly, our common stock may not be offered or sold in the Republic of Italy in a solicitation to the public.

The shares of our common stock may only be offered, sold and delivered in the Republic of Italy to “Professional investors,” as defined in Article 31.2 of Commissione Nazionale per le Società e la Borsa (“CONSOB”) Regulation No. 11522 of 1st July 1998 (“Regulation No. 11522”), as amended, pursuant to Articles 30.2 and 100 of Legislative Decree No. 58 of 24th February 1998 (“Decree No. 58”), or in circumstances where an express exemption from compliance with the solicitation restrictions provided by Decree No. 58 or CONSOB Regulation No. 11971 of 14th May 1999 applies, provided, however, that any such offer, sale, or delivery of shares or distribution of copies of this prospectus or any other document relating to the shares in the Republic of Italy must be:

•

made by investment firms, banks, or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1st September 1993 (“Decree No. 385”), Decree No. 58, Regulation No. 11522, and any other applicable laws and regulations; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Germany

Shares of our common stock may not be offered or sold or publicly promoted or advertised by any underwriter in the Federal Republic of Germany other than in compliance with the provisions of the German Securities Prospectus Act (Wertpapierprospektgestz—WpPG) of June 22, 2005, as amended, or of any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Shares offered should conduct their own due diligence on the Shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the shares of common stock offered hereby, will be passed upon for us by Sidley Austin LLP. Ropes & Gray LLP has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The financial statements as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to our adoption of Financial Accounting Standard No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51 and Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 effective January 1, 2007). Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You may inspect a copy of the registration statement without charge at the SEC’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC from the SEC’s Public Reference Room at the SEC’s principal office, at 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF WEST CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

West Corporation and subsidiaries

Omaha, Nebraska

We have reviewed the accompanying condensed consolidated balance sheet of West Corporation and subsidiaries (the “Company”) as of September 30, 2009, and the related condensed consolidated statements of operations for the three-month and nine-month periods ended September 30, 2009 and 2008, and of stockholders’ equity (deficit) and of cash flows for the nine-month periods ended September 30, 2009 and 2008. These interim financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of West Corporation and subsidiaries as of December 31, 2008, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the year then ended (not presented herein) and in our report dated March 2, 2009, (October 2, 2009 as to Note 14 and the adoption of Statement of Financial Accounting Standard No. 160 Noncontrolling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51 as discussed in Note 1 and October 29, 2009 as to Note 16) we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2008 is fairly stated, in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

October 29, 2009

WEST CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(AMOUNTS IN THOUSANDS)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
REVENUE	$559,012	$598,528	$1,772,878	$1,675,716
COST OF SERVICES	260,570	254,486	798,888	756,189
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	221,428	232,736	680,775	657,954

OPERATING INCOME	77,014	111,306	293,215	261,573

OTHER INCOME (EXPENSE):
Interest income	64	378	258	2,169
Interest expense	(66,164)	(73,561)	(193,842)	(217,924)
Other	(4,064)	(1,593)	1,429	(2,467)

Other income (expense)	(70,164)	(74,776)	(192,155)	(218,222)

INCOME BEFORE INCOME TAX EXPENSE AND NONCONTROLLING INTEREST	6,850	36,530	101,060	43,351
INCOME TAX EXPENSE	2,389	13,343	37,360	17,341

NET INCOME	4,461	23,187	63,700	26,010
LESS NET INCOME (LOSS)—NONCONTROLLING INTEREST	565	1,447	2,745	(2,255)

NET INCOME—WEST CORPORATION	$3,896	$21,740	$60,955	$28,265

EARNINGS (LOSS) PER COMMON SHARE:
Basic Class L	$3.63	$3.20	$11.01	$9.73

Diluted Class L	$3.47	$3.07	$10.55	$9.33

Basic Class A	$(0.37)	$(0.11)	$(0.56)	$(0.78)

Diluted Class A	$(0.37)	$(0.11)	$(0.56)	$(0.78)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic Class L	9,948	9,898	9,948	9,898
Diluted Class L	10,393	10,334	10,380	10,329
Basic Class A	87,340	87,223	87,451	87,223
Diluted Class A	87,340	87,223	87,451	87,223

The accompanying notes are an integral part of these condensed consolidated financial statements (unaudited).

WEST CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(AMOUNTS IN THOUSANDS)

(UNAUDITED)

	September 30, 2009 Pro Forma	September 30, 2009	December 31, 2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$82,154	$168,340
Trust and restricted cash		30,820	9,130
Accounts receivable, net of allowance of $12,963 and $12,382		373,445	359,021
Portfolio receivables, current portion		28,023	64,204
Deferred income taxes receivable		26,457	52,647
Prepaid assets		31,312	26,878
Other current assets		51,329	58,828

Total current assets		623,540	739,048
PROPERTY AND EQUIPMENT:
Property and equipment		1,002,149	918,388
Accumulated depreciation and amortization		(668,607)	(598,236)

Total property and equipment, net		333,542	320,152
PORTFOLIO RECEIVABLES, NET OF CURRENT PORTION		37,056	68,542
GOODWILL		1,648,081	1,642,857
INTANGIBLE ASSETS, net of accumulated amortization of $282,047 and $229,231		356,357	405,030
OTHER ASSETS		147,637	139,160

TOTAL ASSETS		$3,146,213	$3,314,789

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable		$71,368	$70,028
Accrued expenses		334,950	343,922
Current maturities of long term debt		25,369	25,283
Current maturities of portfolio notes payable		52,249	77,308
Income tax payable		—	11,097

Total current liabilities		483,936	527,638
PORTFOLIO NOTES PAYABLE, less current maturities		237	11,169
LONG TERM OBLIGATIONS, less current maturities		3,640,652	3,832,367
DEFERRED INCOME TAXES		71,331	77,109
OTHER LONG TERM LIABILITIES		64,596	69,094

Total liabilities		4,260,752	4,517,377

COMMITMENTS AND CONTINGENCIES (Note 13)

CLASS L COMMON STOCK $0.001 PAR VALUE, 100,000 SHARES AUTHORIZED, 9,898 and 9,908 SHARES ISSUED AND OUTSTANDING		1,272,509	1,158,159
STOCKHOLDERS’ DEFICIT
Class A common stock $0.001 par value, 400,000 shares authorized, 87,348 and 87,334 shares issued and 87,340 and 87,326 shares outstanding		87	87
Retained deficit		(2,377,699)	(2,334,398)
Accumulated other comprehensive income (loss)		(11,629)	(30,015)
Noncontrolling interest		2,246	3,632
Treasury stock at cost (8 shares)		(53)	(53)

Total stockholders’ deficit		(2,387,048)	(2,360,747)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT		$3,146,213	$3,314,789

The accompanying notes are an integral part of these condensed consolidated financial statements (unaudited).

WEST CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(AMOUNTS IN THOUSANDS)

(UNAUDITED)

	Nine Months Ended September 30,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$63,700	$26,010
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation	78,482	76,545
Amortization	62,786	58,657
Allowance for impairment of purchased accounts receivables	25,464	44,076
Debt issuance cost amortization	12,399	11,657
Unrealized gain on foreign indebtedness and investments	(2,554)	—
Deferred income tax expense (benefit)	(2,474)	8,094
Provision for share based compensation	1,274	1,026
Other	305	(150)
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	(22,361)	(21,110)
Trust and restricted cash	(21,690)	—
Other assets	(7,796)	116
Accounts payable	2,823	(25,254)
Accrued expenses, other liabilities and income tax payable	10,434	(19,046)

Net cash flows from operating activities	200,792	160,621

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions, net of cash received of $8,631 and $7,647	(1,564)	(318,201)
Purchases of property and equipment	(90,725)	(78,010)
Collections applied to principal of portfolio receivables, net of purchases of $1,732 and $40,007	34,669	(108)
Other	247	403

Net cash flows from investing activities	(57,373)	(395,916)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt	—	209,000
Net change in revolving bank credit facility	(174,863)	194,555
Repayments of portfolio notes payable, net of proceeds from issuance of notes payable of $0 and $31,010	(28,456)	(22,536)
Principal repayments on the senior secured term loan facility	(18,963)	(18,628)
Proceeds from stock options exercised including excess tax benefits	2,345	—
Noncontrolling interest distributions	(4,131)	(5,564)
Payments of capital lease obligations	(1,022)	(776)
Debt issuance costs	(7,968)	(10,315)
Other	859	(29)

Net cash flows from financing activities	(232,199)	345,707

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	2,594	2,492
NET CHANGE IN CASH AND CASH EQUIVALENTS	(86,186)	112,904
CASH AND CASH EQUIVALENTS, Beginning of period	168,340	141,947

CASH AND CASH EQUIVALENTS, End of period	$82,154	$254,851

The accompanying notes are an integral part of these condensed consolidated financial statements (unaudited).

WEST CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(AMOUNTS IN THOUSANDS)

	Class A Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Noncontrolling Interest	Treasury Stock	Other Comprehensive Income (Loss) Foreign Currency Translation	Other Comprehensive Income (Loss) on Cash Flow Hedges	Total Stockholders’ Equity (Deficit)
BALANCE, January 1, 2009	$87	$—	$(2,334,398)	$3,632	$(53)	$(6,002)	$(24,013)	$(2,360,747)
Net income			60,955	2,745				63,700
Foreign currency translation adjustment, net of tax of $5,299						8,645		8,645
Reclassification a cash flow hedge into earnings							1,851	1,851
Unrealized gain on cash flow hedges, net of tax of $4,836							7,890	7,890

Total comprehensive income								82,086
Noncontrolling interest distributions				(4,131)				(4,131)
Executive Deferred Compensation Plan contributions		1,664						1,664
Stock options exercised including related tax benefits (40,225 Class L and 321,800 Class A shares)		2,345						2,345
Share based compensation		1,274						1,274
Accretion of Class L common stock priority return preference		(5,283)	(104,256)					(109,539)

BALANCE, September 30, 2009	$87	$—	$(2,377,699)	$2,246	$(53)	$2,643	$(14,272)	$(2,387,048)

BALANCE, January 1, 2008	$87	$—	$(2,231,302)	$12,937	$—	$976	$(9,896)	$(2,227,198)
Net income			28,265	(2,255)				26,010
Foreign currency translation adjustment, net of tax of $7,541						(12,304)		(12,304)
Reclassification a cash flow hedge into earnings							995	995
Unrealized gain on cash flow hedges, net of tax of $1,502							2,451	2,451

Total comprehensive income								17,152
Noncontrolling interest distributions				(5,564)				(5,564)
Noncontrolling interest from Genesys acquisition				(127)				(127)
Executive Deferred Compensation Plan contributions		3,000						3,000
Restricted stock buy back					(53)			(53)
Stock options exercised including related tax benefits (15 Class A shares)		24						24
Share based compensation		1,025						1,025
Accretion of Class L common stock priority return preference		(4,049)	(92,260)					(96,309)

BALANCE, September 30, 2008	$87	$—	$(2,295,297)	$4,991	$(53)	$(11,328)	$(6,450)	$(2,308,050)

The accompanying notes are an integral part of these financial statements (unaudited).

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. BASIS OF CONSOLIDATION AND PRESENTATION

Business Description—West Corporation (the “Company” or “West”) is a leading provider of technology-driven, voice-oriented solutions. We offer our clients a broad range of communications and infrastructure management solutions that help them manage or support critical communications. The scale and processing capacity of our technology platforms, combined with our world-class expertise and processes in managing telephony and human capital, enable us to provide our clients with premium outsourced communications solutions. Our automated service and conferencing solutions are designed to improve our clients’ cost structure and provide reliable, high-quality services. Our solutions also help deliver mission-critical services, such as public safety and emergency communications. We serve Fortune 1000 companies and other clients in a variety of industries, including telecommunications, banking, retail, financial services, technology and healthcare, and have sales and operations in the United States, Canada, Europe, the Middle East, Asia Pacific and Latin America.

Operating Segments—During the third quarter of 2009, we implemented certain organizational changes and our Chief Executive Officer began making strategic and operational decisions with respect to assessing performance and allocating resources based on a new segment structure. We now operate in two business segments:

•	Unified Communications, including reservationless, operator-assisted, web and video conferencing services and alerts and notifications services; and

•	Communication Services, including automated call processing, agent-based services and emergency communication infrastructure systems.

Consistent with this approach, the receivables management business (formerly reported as a separate segment) is now part of the Communication Services segment, and the newly named Unified Communications segment is composed of the alerts and notifications business (formerly managed under the Communication Services segment) and the conferencing and collaboration business. The revised organizational structure more closely aligns the resources used by the businesses in each segment.

Unified Communications

—	Conferencing & Collaboration Services. Operating under the InterCall brand, we are the largest conferencing services provider in the world based on conferencing revenue, according to Wainhouse Research, and managed over 61 million conference calls in 2008. We provide our clients with an integrated global suite of meeting replacement services. These include on-demand automated conferencing services, operator-assisted services for complex audio conferences or large events, web conferencing services that allow clients to make presentations and share applications and documents over the Internet, and video conferencing applications that allow clients to experience real-time video presentations and conferences.

—	Alerts & Notifications Services. Our solutions leverage our proprietary technology platforms to allow clients to manage and deliver automated personalized communications quickly and through multiple delivery channels (voice, text messaging, email and fax). For example, we deliver patient notifications and appointment reminders on behalf of our medical and dental clients, provide travelers with flight arrival and departure updates on behalf of our transportation clients and transmit emergency evacuation notices on behalf of municipalities. Our platform also enables two-way communications that allow the recipients of a message to respond with relevant information to our clients.

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Communication Services

—	Automated Services

—	Emergency Communications Services. We are the largest provider of emergency communications infrastructure systems and services that support regulatory compliance and public safety mandates based on the number of 9-1-1 calls facilitated. Our solutions are critical in facilitating public safety agencies’ ability to coordinate responses to emergency events. We provide the network database solution that routes emergency calls to the appropriate 9-1-1 centers and allows the appropriate first responders (police, fire, ambulance) to be assigned to those calls. Our clients generally enter into long-term contracts and fund their obligations through monthly charges on users’ local telephone bills. We also provide fully-integrated desktop communications technology solutions to public safety agencies that enable enhanced 9-1-1 call handling.

—	Automated Customer Service. Over the last 20 years we believe we have developed a best-in-class suite of automated voice-oriented solutions. Our solutions allow our clients to effectively communicate with their customers through inbound and outbound interactive voice response (IVR) applications using natural language speech recognition, automated voice prompts and network-based call routing services. In addition to these front-end customer service applications, we also provide analyses that help our clients improve their automated communications strategy. Our automated services technology platforms serve as the backbone of our telephony management capabilities and our scale and operational flexibility have helped us launch and grow other key services, such as conferencing, alerts and notifications and West at Home.

—	Agent-Based Services. We provide our clients with large-scale, agent-based services, including inbound customer care, customer acquisition and retention, business-to-business sales and account management, overpayment identification and recovery services, and collection of receivables on behalf of our clients. We have a flexible model with both on-shore and off-shore capabilities to fit our clients’ needs. We believe that we are known in the industry as a premium provider of these services, and we seek opportunities with clients for whom our services can add value while maintaining attractive margins for us. Our West at Home agent service is a remote call handling model that uses employees who work out of their homes. This service has a distinct advantage over traditional facility-based call center solutions by attracting higher quality agents. This model helps enhance our cost structure and significantly reduces our capital requirements.

Basis of Consolidation—The unaudited condensed consolidated financial statements include the accounts of West and our wholly-owned and majority-owned subsidiaries and reflect all adjustments (all of which are normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the financial position, operating results, and cash flows for the interim periods. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, together with Management’s Discussion and Analysis of Financial Condition and Results of Operations, contained elsewhere in this prospectus. All intercompany balances and transactions have been eliminated. Our results for the three and nine months ended September 30, 2009 are not necessarily indicative of what our results will be for other interim periods or for the full fiscal year.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—In our Unified Communications segment, our services are generally billed and recognized on a per message or per minute basis. Our Communication Services segment recognizes revenue for automated and agent-based services in the month that services are performed and services are generally billed based on call duration, hours of input, number of calls or a contingent basis. Emergency communications services revenue within the Communication Services segment is generated primarily from monthly fees based on the number of billing telephone numbers and cell towers covered under contract. In addition, product sales and installations are generally recognized upon completion of the installation and client acceptance of a fully functional system or, for contracts that are completed in stages and include contract-specified milestones representative of fair value, upon achieving such contract milestones. As it relates to installation sales, clients are generally progress-billed prior to the completion of the installation and these advance payments are deferred until the system installations are completed or specified milestones are attained. Costs incurred on uncompleted contracts are accumulated and recorded as deferred costs until the system installations are completed or specified milestones are attained. Contracts for annual recurring services such as support and maintenance agreements are generally billed in advance and are recorded as revenue ratably (on a monthly basis) over the contractual periods. Nonrefundable up-front fees and related costs are recognized ratably over the term of the contract or the expected life of the client relationship, whichever is longer. Revenue for contingent collection services and overpayment identification and recovery services is recognized in the month collection payments are received based upon a percentage of cash collected or other agreed upon contractual parameters. In compliance with Accounting Standards Codification Topic 310 (“Receivables”) (“ASC 310”), we account for our investments in receivable portfolios using either the level-yield method or the cost recovery method. During 2008 and 2009, we began using the cost recovery method for portfolios where the amounts and timing of cash collections could not be reasonably estimated. For all other receivable portfolios, we believe that the amounts and timing of cash collections for our purchased receivables can be reasonably estimated; therefore, we utilize the level-yield method of accounting for these purchased receivables. The level-yield method applies an effective interest rate or internal rate of return (“IRR”) to the cost basis of portfolio pools. ASC 310 increases the probability that we will incur impairment allowances in the future, and these allowances could be material. Periodically, we will sell all or a portion of a receivables pool to third parties. The gain or loss on these sales is recognized to the extent the proceeds exceed or, in the case of a loss, are less than the cost basis of the underlying receivables.

Common Stock—Class L shares: Each Class L share is entitled to a priority return preference equal to the sum of $90 per share base amount plus an amount sufficient to generate a 12% IRR on that base amount compounded quarterly from the date of the recapitalization in which the Class L shares were originally issued, October 24, 2006, until the priority return preference is paid in full. Each Class L share also participates in any equity appreciation beyond the priority return on the same per share basis as the Class A shares.

Class A shares: Class A shares participate in the equity appreciation after the Class L priority return is satisfied.

Voting: Each share (whether Class A or Class L) is entitled to one vote per share on all matters on which stockholders vote, subject to Delaware law regarding class voting rights.

Distributions: Dividends and other distributions to stockholders in respect of shares, whether as part of an ordinary distribution of earnings, as a leveraged recapitalization or in the event of an ultimate liquidation and distribution of available corporate assets, are to be paid as described above.

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Conversion of Class L shares: Class L shares automatically convert into Class A shares immediately prior to an initial public offering (“IPO”). Also, the board of directors may elect to cause all Class L shares to be converted into Class A shares in connection with a transfer (by stock sale, merger or otherwise) of a majority of all common stock to a third party (other than to Thomas H. Lee Partners, LP and its affiliates). In the case of any such conversion (whether at an IPO or sale), if any unpaid Class L priority return (base $90/share plus accrued 12% IRR) remains unpaid at the time of conversion it will be “paid” in additional Class A shares valued at the deal price (in case of IPO, at the IPO price net of underwriter’s discount); that is, each Class L share would convert into a number of Class A shares equal to (i) one plus (ii) a fraction, the numerator of which is the unpaid priority return on such Class L share and the denominator of which is the value of a Class A share at the time of conversion.

As the Class L stockholders control a majority of the votes of the board of directors through direct representation on the board of directors and the conversion and redemption features are considered to be outside the control of the Company, all shares of Class L common stock have been presented outside of permanent equity in accordance with Accounting Standards Codification 480 Distinguishing Liabilities from Equity. At September 30, 2009 and December 31, 2008, the 12% priority return preference has been accreted and included in the Class L share balance.

Cash and Cash Equivalents—We consider short-term investments with original maturities of three months or less at acquisition to be cash equivalents.

Trust and Restricted Cash—Trust cash represents cash collected on behalf of our clients that has not yet been remitted to them. A related liability is recorded in accounts payable until settlement with the respective clients. Restricted cash primarily represents cash held in connection with the CFSC Capital Corp. XXXIV and CVI GVF v. West Receivable Services Inc. et al. litigation and collateral for certain letters of credit. For further information regarding this litigation see Note 13 to the Condensed Consolidated Financial Statements.

Foreign Currency and Translation of Foreign Subsidiaries—The functional currencies of the Company’s foreign operations are the respective local currencies. All assets and liabilities of the Company’s foreign operations are translated into U.S. dollars at fiscal period-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal period. The resulting translation adjustments are recorded as a component of stockholders equity and comprehensive income. Foreign currency transaction gains or losses are recorded in the statement of operations.

Recent Accounting Pronouncements—We adopted the provisions of the FASB Statement on Generally Accepted Accounting Principles (“GAAP”) relating to the FASB Accounting Standards Codification (“Codification”) on September 30, 2009. This Statement establishes the Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. The adoption did not have an impact on our consolidated financial position, results of operations or cash flows.

In May 2009, the FASB issued Accounting Standards Codification 855 Subsequent Events (“ASC 855”). ASC 855 establishes the standards for and disclosure of events that occur after the balance sheet date but before

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

financial statements are issued or are available to be issued. ASC 855 went into effect for interim or annual periods ending after June 15, 2009. In accordance with the provisions of ASC 855, we have evaluated subsequent events through October 29, 2009. No subsequent events requiring recognition were identified and therefore none were incorporated into the condensed consolidated financial statements presented herein.

Effective January 1, 2009 we adopted Accounting Standards Codification 810 Consolidation (“ASC 810”). ASC 810 established new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The adoption of ASC 810 required a change in what was formerly minority interest to noncontrolling interest and the placement of noncontrolling interest within the stockholders’ section of the consolidated balance sheet rather than in the mezzanine section of the consolidated balance sheet. As ASC 810 required retrospective adoption, the December 31, 2008 balances reflect this modification as well.

In September 2009, the Emerging Issues Task Force issued guidance relating to revenue recognition. This guidance will change the accounting for revenue recognition for arrangements with multiple deliverables and will enable entities to separately account for individual deliverables for many more revenue arrangements. This guidance eliminates the requirement that all undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to items that already have been delivered. As a result, the new guidance may allow some companies to recognize revenue on transactions that involve multiple deliverables earlier than under current requirements. This guidance is effective for us January 1, 2011 and we are currently assessing the impact this guidance will have on our financial statements.

Unaudited Pro Forma Information—The unaudited pro forma condensed consolidated balance sheet information as of September 30, 2009 assumes the conversion upon completion of an initial public offering of the Class L shares into Class A shares. The pro forma adjustments resulted in reclassification of the amounts presented outside of permanent equity into Class A shares and additional paid-in capital after giving effect to the additional accretion attributable to these shares as those represent the adjustments that will occur upon completion of an initial public offering. The adjustments are calculated based on a conversion rate which is based on the mid-point of the IPO range of $        .

2. TRADE ACCOUNTS RECEIVABLE AND SALE OF RECEIVABLES PROGRAM

Sale of Receivables. On August 28, 2009, West entered into an accounts receivable sales facility. Under this facility, West Receivables LLC, a consolidated wholly-owned, bankruptcy-remote subsidiary, can sell undivided interests in its accounts receivable for cash to one or more financial institutions (the funding entities).

The maximum amount currently available under the program to West Receivables LLC is $125.0 million. As of September 30, 2009, the program was unfunded. When funded, the activity of West Receivables LLC will qualify as a sale of accounts receivable under current GAAP. The availability of the funding is subject to the level of eligible receivables after deducting certain concentration limits and reserves. The current program is subject to renewal in August 2012.

All new trade receivables under the program generated by the West subsidiaries originating the accounts receivable (“originators”) are continuously contributed to or sold to West Receivables LLC through West Receivables Holdings LLC, another consolidated subsidiary of West. Sales are paid for with the proceeds from collections of receivables previously purchased and/or proceeds from the sale of undivided interests in the receivables. West Receivables Holdings LLC issues equity interests to the originators in exchange for accounts receivable, less a discount. West Receivables Holdings LLC sells the accounts receivable to West Receivables LLC in exchange for cash, or contributes the accounts receivable for equity interests. West Receivables LLC can then sell undivided interests in the accounts receivable for cash.

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The discount from face amount on the purchase of receivables principally funds program fees paid by West Receivables LLC to the funding entities. The discount also funds a servicing fee paid by West Receivables LLC to the originators. The program fees for the three months ended September 30, 2009, referred to as losses on sale of the receivables which typically consist of yield costs on the underlying financing, totaled $2.6 million, which included one-time transaction costs of $2.3 million. These fees represent essentially all the net incremental costs of the program to West Receivables LLC and are reported in non-operating other income (expense) as loss on sale of receivables.

The program contains various customary affirmative and negative covenants and also contains customary default and termination provisions, which provide for acceleration of amounts owed under the program upon the occurrence of certain specified events, including, but not limited to, failure by West Receivables LLC to pay yield and other amounts due, defaults on certain indebtedness, certain judgments, changes in control, certain events negatively affecting the overall credit quality of transferred accounts receivable, bankruptcy and insolvency events and failure by West Receivables LLC to meet financial tests requiring maintenance of certain leverage and coverage ratios.

3. ACQUISITIONS

Corvent

On March 2, 2009, we completed the acquisition of all the outstanding membership interests of Corvent, LLC (“Corvent”), a Portland, Oregon based company that provides web conferencing event management and unified communications consulting. The purchase price was approximately $3.5 million and was funded by cash on hand. A finite lived intangible asset for intellectual property of $0.2 million was assigned in the purchase price allocation as well as $2.0 million in related goodwill. The results of Corvent’s operations have been included in our consolidated financial statements in the Unified Communications segment since March 2, 2009.

Positron

On November 21, 2008, we closed the acquisition of the holding company of Positron Public Safety Systems, Inc. (“Positron”). The purchase price including transaction costs, net of cash received of $2.0 million and a working capital adjustment of $8.6 million received during the second quarter of 2009, was approximately $157.2 million in cash. We funded the acquisition with cash on hand. The results of Positron’s operations have been included in our consolidated financial statements in the Communication Services segment since November 21, 2008.

Positron offers premise-based public safety solutions that enable Enhanced 911 call handling, computer-aided dispatching, mapping, automated vehicle location and radio communications capabilities to allow public safety agencies to better coordinate responses to emergency events.

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at November 21, 2008. The finite lived intangible assets are comprised of trade names, customer relationships and technology. We are in the process of completing the valuation of certain intangible assets and purchase price allocation, therefore, the purchase price allocation is subject to refinement.

(Amounts in thousands) November 21, 2008
Cash	$1,954
Other current assets	49,938
Property and equipment	4,512
Other assets	43
Intangible assets	29,500
Goodwill	137,526

Total assets acquired	223,473

Current liabilities	10,720
Other liabilities	42,317
Non-current deferred taxes	11,210

Total liabilities assumed	64,247

Net assets acquired	$159,226

Genesys

On May 22, 2008, we closed the acquisition of Genesys SA (“Genesys”), a global conferencing service provider. At June 30, 2008, our ownership in Genesys was approximately 96.6%. In the third quarter of 2008, we acquired the remaining minority issued and outstanding shares and stock options of Genesys. Total acquisition costs, including transaction expenses were approximately $321.7 million. We funded the acquisition with proceeds from an incremental term loan under our existing credit facility for $134.0 million ($126.2 million, net of fees), a $75.0 million multicurrency revolving credit facility ($72.6 million, net of fees) entered into by InterCall Conferencing Services Limited, a foreign subsidiary of InterCall, a draw of $45.0 million under our existing revolving credit facility and cash on hand.

The results of Genesys’ operations have been included in our consolidated financial statements in the Unified Communications segment since May 22, 2008.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at May 22, 2008. The purchase price allocation was based on the use of cost, market, and income approaches and was completed during the second quarter in 2009.

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The finite lived intangible assets are comprised of trade names, customer relationships and technology.

(Amounts in thousands) May 22, 2008
Cash	$7,451
Other current assets	53,347
Property and equipment	26,661
Defered tax asset	19,133
Other assets	1,890
Intangible assets	118,171
Goodwill	172,366

Total assets acquired	399,019

Current liabilities	76,741
Other liabilities	559
Minority interest	2,213

Total liabilities assumed	79,513

Net assets acquired	$319,506

Pro forma

Assuming our acquisitions since January 1, 2008 occurred as of the beginning of the periods presented below, our unaudited pro forma results of operations for the three and nine months ended September 30, 2009 and 2008 would have been, as follows, in thousands, except per share amount:

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Revenue	$559,012	$621,234	$1,773,037	$1,834,973
Net Income—West Corporation	$3,896	$19,368	$60,923	$20,291
Earnings per common L share—basic	$3.63	$3.20	$11.01	$9.73
Earnings per common L share—diluted	$3.47	$3.07	$10.55	$9.33
Loss per common A share—basic	$(0.37)	$(0.14)	$(0.56)	$(0.89)
Loss per common A share—diluted	$(0.37)	$(0.14)	$(0.56)	$(0.89)

The pro forma results above are not necessarily indicative of the operating results that would have actually occurred if the acquisitions had been in effect on the date indicated, nor are they necessarily indicative of future results of the combined companies.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents the activity in goodwill by reporting segment for the nine months ended September 30, 2009, in thousands:

	Unified Communications	Communication Services	Consolidated
Balance at December 31, 2008	$820,764	$822,093	$1,642,857
Acquisition	2,043	—	2,043
Purchase accounting adjustments	2,937	(5,895)	(2,958)
Foreign currency translation adjustment	6,139	—	6,139

Balance at September 30, 2009	$831,883	$816,198	$1,648,081

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

During the second quarter 2009 we completed the purchase price allocation for the Genesys acquisition. The results required no change to the finite lived intangible assets. Goodwill was increased $2.9 million for additional liabilities recognized and transaction costs incurred.

During the second quarter 2009, in accordance with the purchase agreement, we received an $8.6 million working capital adjustment for the Positron acquisition which we recorded as a purchase accounting reduction to goodwill. During the three and nine months ended September 30, 2009, goodwill was reduced by $0.3 million and $3.0 million for purchase accounting changes to the beginning balance sheet and transaction costs, respectively.

Other intangible assets

Below is a summary of intangible assets and weighted average amortization periods (in years) for each identifiable intangible asset, in thousands:

	As of September 30, 2009			Weighted Average Amortization Period (Years)
Intangible assets	Acquired Cost	Accumulated Amortization	Net Intangible Assets
Client relationships	$470,146	$(235,683)	$234,463	9.0
Technology & Patents	85,668	(32,266)	53,402	10.7
Trade names	64,285	—	64,285	Indefinite
Trade names (finite lived)	8,453	(5,622)	2,831	5.5
Other intangible assets	9,852	(8,476)	1,376	5.8

Total	$638,404	$(282,047)	$356,357

	As of December 31, 2008			Weighted Average Amortization Period (Years)
Intangible assets	Acquired Cost	Accumulated Amortization	Net Intangible Assets
Client relationships	$466,884	$(190,177)	$276,707	9.0
Technology & Patents	84,808	(26,695)	58,113	10.7
Trade names	64,285	—	64,285	Indefinite
Trade names (finite lived)	8,360	(4,369)	3,991	5.5
Other intangible assets	9,924	(7,990)	1,934	5.7

Total	$634,261	$(229,231)	$405,030

Amortization expense for finite lived intangible assets was $17.1 million and $23.1 million for the three months ended September 30, 2009 and 2008, respectively, and $51.5 million and $55.9 million for the nine months ended September 30, 2009 and 2008, respectively. Estimated amortization expense for the intangible assets inclusive of acquisitions for 2009 and the next five years is as follows:

2009	$68.6 million
2010	$57.9 million
2011	$46.4 million
2012	$38.4 million
2013	$33.2 million
2014	$24.3 million

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

5. PORTFOLIO RECEIVABLES

Changes in purchased receivable portfolios for the nine months ended September 30, 2009 and 2008 and the twelve months ended December 31, 2008, respectively, in thousands, were as follows:

	Nine months ended September 30, 2009	Nine months ended September 30, 2008	Twelve months ended December 31, 2008
Beginning of period	$132,746	$210,142	$210,142
Purchases, net of putbacks	1,732	40,007	45,403
Recoveries, including portfolio sales of $8,497, $14,488 and $17,881	(76,162)	(137,925)	(171,612)
Settlements	(7,535)	—	—
Revenue recognized	39,762	98,027	125,218
Portfolio allowances	(25,464)	(44,076)	(76,405)

Balance at end of period	65,079	166,175	132,746
Less: current portion	(28,023)	(52,790)	(64,204)

Portfolio receivables, net of current portion	$37,056	$113,385	$68,542

Included in the portfolio receivables balances above are pools accounted for under the cost recovery method of $62.4 million, $7.8 million and $63.3 million at September 30, 2009 and 2008 and December 31, 2008, respectively. During the nine months ended September 30, 2009, eleven pools were moved to cost recovery as these portfolios have different risk characteristics than those included in other portfolios or the necessary information is not available to estimate future cash flows. Under the cost recovery method of accounting, no income is recognized until the purchase price of a cost recovery portfolio has been fully recovered.

During the nine months ended September 30, 2009 and 2008 and the twelve months ended December 31, 2008, we recorded reductions in revenue of $25.5 million, $44.1 million and $76.4 million, respectively, as an allowance for impairment of purchased accounts receivable. These impairments were due to reduced liquidation rates and reduced future collection estimates on existing portfolios. The valuation allowance was calculated in accordance with ASC 310 which requires that a valuation allowance be taken for decreases in expected cash flows or a change in timing of cash flows which would otherwise require a reduction in the stated yield on a portfolio pool. The following presents the change in the portfolio allowance of portfolio receivables, in thousands:

	Nine months ended September 30, 2009	Nine months ended September 30, 2008	Twelve months ended December 31, 2008
Beginning of period balance	$78,940	$2,535	$2,535
Additions	25,464	44,076	76,405
Recoveries	—	—	—

Balance at end of period	$104,404	$46,611	$78,940

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

6. ACCRUED EXPENSES

Accrued expenses, in thousands, consisted of the following as of:

	September 30, 2009	December 31, 2008
Accrued wages	$58,061	$79,390
Deferred revenue and customer deposits	44,721	68,248
Interest payable	71,377	36,084
Accrued other taxes (non-income related)	49,473	37,762
Interest rate hedge position	20,503	24,930
Accrued employee benefit costs	18,952	15,845
Accrued phone	26,516	18,678
Accrued acquisition obligations	6,207	5,331
Accrued settlements	1,954	20,479
Other current liabilities	37,186	37,175

	$334,950	$343,922

7. LONG TERM OBLIGATIONS

Long-term debt is carried at amortized cost. Long-term obligations, in thousands, consist of the following as of:

	September 30, 2009	December 31, 2008
Senior Secured Term Loan Facility, due 2013	$1,469,027	$2,485,432
Senior Secured Revolving Credit, due 2012	80,000	224,043
Multi Currency Revolving Credit Facility, due 2011	19,365	48,175
9.5% Senior Notes, due 2014	650,000	650,000
Senior Secured Term Loan Facility, due 2016	997,442	—
11% Senior Subordinated Notes, due 2016	450,000	450,000
8.5% Mortgage Note, due 2011	187	—

	3,666,021	3,857,650

Less: current maturities	25,369	25,283

Long-term obligations	$3,640,652	$3,832,367

On August 28, 2009, West, certain domestic subsidiaries of West, as borrowers and/or guarantors, Wachovia Bank, National Association (“Wachovia”), as successor administrative agent and the various lenders party thereto entered into Amendment No. 5 (the “Fifth Amendment”), amending the Credit Agreement, dated as of October 24, 2006, by and among West, Lehman Commercial Paper, Inc., as initial administrative agent and the various lenders party thereto, as lenders, as previously amended as of February 14, 2007, May 11, 2007, May 16, 2008 and August 10, 2009 (as so amended, the “Credit Agreement”).

The Fifth Amendment permits West to, among other things, (i) agree with individual lenders to extend the maturity of their term loans or extend or refinance their revolving credit commitments under the Credit Agreement, and pay a different interest rate or otherwise modify certain terms of their loans or revolving

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

commitments in connection with such an extension, and (ii) issue new secured notes, which may include indebtedness secured on a pari passu basis with the obligations under the Credit Agreement, so long as, among other things, the net cash proceeds from any such issuance are used to prepay certain loans under the Credit Agreement at par.

In connection with the execution of the Fifth Amendment, West has extended the maturity date for $1.0 billion of its existing term loans from October 24, 2013 to July 15, 2016 (or July 15, 2014, under certain circumstances related to the amount of outstanding senior notes and the senior secured leverage ratio in effect as of such date) and the interest rate margins of such extended term loans have been increased. The interest rate margins for the extended term loans is based on the Company’s corporate debt rating based on a grid, which ranges from 3.625% to 4.25% for LIBOR rate loans (as of September 30, 2009, LIBOR plus 3.875%), and from 2.625% to 3.25% for base rate loans (as of September 30 2009, base rate plus 2.875%).

8. HEDGING ACTIVITIES

Periodically, we have entered into interest rate swaps to hedge the cash flows from our variable rate debt, which effectively converts the hedged portion to fixed rate debt on our outstanding senior secured term loan facility. The initial assessments of hedge effectiveness were performed using regression analysis. The periodic measurements of hedge ineffectiveness are performed using the change in variable cash flows method.

In September and October 2008 the counterparty to two of our interest rate swaps, Lehman Brothers Special Financing Inc. (“LBSF”), and its parent and credit support provider, Lehman Brothers Holdings Inc., each filed for bankruptcy. Based on these bankruptcy filings we concluded that these cash flow hedges no longer qualify for hedge accounting. Therefore, the change in fair value from June 30, 2008, the last time these hedges were determined to be effective, and their respective maturity dates will be recorded as interest expense. At June 30, 2008, the other comprehensive loss associated with one of these hedges was $3.3 million and will be reclassified into earnings over the remaining life of the hedge which terminated on October 24, 2009. During the three and nine months ended September 30, 2009, $0.6 million and $1.8 million of other comprehensive loss and $0.4 million and $1.2 million of the related deferred income tax liability were reclassified and recorded as interest expense, respectively. The change in fair value of these hedges during the three and nine months ended September 30, 2009 resulted in recording a $2.1 million and $7.8 million reduction in the associated liability, respectively.

In August 2008 we entered into a one-year interest rate basis swap overlay to reduce interest expense by taking advantage of the risk premium between the one-month LIBOR and the three-month LIBOR. We placed the basis swap overlays on certain swaps entered into in October 2006 and August 2007. The basis swap overlay leaves the existing interest rate swaps intact and executes a basis swap whereby our three-month LIBOR payments on the basis swap are offset by the existing swap and we receive one-month LIBOR payments ranging from LIBOR plus 10.5 basis points to 12.75 basis points. The termination dates and notional amounts match the interest rate swaps noted above. The initial measurement assessment of hedge effectiveness was performed using regression analysis. During the three months ended September 30, 2009, one of the three interest rate basis swaps reached maturity leaving two interest rate basis swaps remaining at September 30, 2009. The change in fair value of these interest rate basis swap overlays during the three and nine months ended September 30, 2009 was approximately $0.4 million and $3.1 million, respectively, which we recorded as a reduction of interest expense as this represents the amount by which these basis swaps were determined to be ineffective.

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

During the first quarter of 2009, we entered into three eighteen-month forward starting interest rate swaps for a total notional value of $500.0 million. The effective date of these forward starting interest rate swaps is July 26, 2010. The fixed interest rate on these forward starting interest rate swaps ranges from 2.56% to 2.60%. The fair value of these forward starting interest rate swaps at September 30, 2009 resulted in recording a $4.2 million liability.

The following table presents, in thousands, the fair value of the Company’s derivatives and consolidated balance sheet location.

	Liability Derivatives
	September 30, 2009		December 31, 2008
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:
Interest rate and basis swaps	Accrued expenses	$10,549	Accrued expenses	$14,207
Interest rate swaps	Other long-term liabilities	12,221	Other long-term liabilities	24,470

		22,770		38,677
Derivatives not designated as hedging instruments:
Interest rate swaps	Accrued expenses	9,954	Accrued expenses	10,723
Interest rate swaps	Other long-term liabilities	—	Other long-term liabilities	7,009

Total derivatives		$32,724		$56,409

These cash flow hedges are recorded at fair value with a corresponding entry, net of taxes, recorded in other comprehensive income (“OCI”) until earnings are affected by the hedged item. At September 30, 2009, the notional amount of debt under interest rate swap agreements outstanding was $1,200.0 million.

The following presents, in thousands, the impact of interest rate swaps on the consolidated statements of operations for the three and nine months ended September 30, 2009 and September 30, 2008, respectively.

Derivatives designated as hedging instruments	Amount of gain (loss) recognized in OCI For the three months ended September 30,		Location of gain (loss) reclassified from OCI into net income	Amount of gain (loss) reclassified from OCI into net income for the three months ended September 30,		Amount of gain (loss) recognized in net income on hedges (ineffective portion) for the three months ended September 30,
	2009	2008		2009	2008	2009	2008
Interest rate swaps	$146	$3,171	Interest expense	$617	$995	$275	$—

Total	$146	$3,171	Total	$617	$995	$275	$—

	For the nine months ended September 30,			For the nine months ended September 30,		For the nine months ended September 30,
	2009	2008		2009	2008	2009	2008
Interest rate swaps	$7,890	$2,451	Interest expense	$1,851	$995	$1,932	$—

Total	$7,890	$2,451	Total	$1,851	$995	$1,932	$—

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

During the three and nine months ended September 30, 2009 the impact of derivative instruments on the consolidated statements of operations for the interest rate swap agreements not designated as hedging instruments was $2.1 million and $7.8 million, respectively. During the three and nine months ended September 30, 2008, the impact of derivative instruments on the consolidated statements of operations for the interest rate swap agreements not designated as hedging instruments was $0.2 million.

9. FAIR VALUE DISCLOSURES

Effective January 1, 2008, we adopted Accounting Standards Codification 820 Fair Value Measurements and Disclosures (“ASC 820”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC 820:

•

Defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and

•	Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

•	Level 3 inputs are unobservable inputs for assets or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value.

Trading Securities (Asset). The assets held in the West Corporation Executive Retirement Savings Plan and the West Corporation Non-qualified Deferred Compensation Plan are mutual funds, invested in debt and equity securities, that are classified as trading securities as a result of the participants ability to change the investment allocation of their deferred compensation at any time. Quoted market prices are available for these securities in an active market, therefore, the fair value of these securities is determined by Level 1 inputs.

Interest rate swaps. The effect of the interest rate swaps is to change a variable rate debt obligation to a fixed rate for that portion of the debt that is hedged. We record the interest rate swaps at fair value. The fair value of the interest rate swaps is based on a model whose inputs are observable, therefore, the fair value of these interest rate swaps is based on a Level 2 input.

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Assets and liabilities measured at fair value on a recurring basis at September 30, 2009 and December 31, 2008, in thousands, are summarized below:

		Fair Value Measurements at September 30, 2009 Using
Description	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets / Liabilities at Fair Value
Assets
Trading securities	$18,309	$18,309	$—	$—	$18,309

Total assets at fair value	$18,309	$18,309	$—	$—	$18,309

Liabilities
Interest rate swaps	$32,724	$—	$32,724	$—	$32,724

Total liabilities at fair value	$32,724	$—	$32,724	$—	$32,724

		Fair Value Measurements at December 31, 2008 Using
Description	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets / Liabilities at Fair Value
Assets
Trading securities	$10,765	$10,765	$—	$—	$10,765

Total assets at fair value	$10,765	$10,765	$—	$—	$10,765

Liabilities
Interest rate swaps	$56,409	$—	$56,409	$—	$56,409

Total liabilities at fair value	$56,409	$—	$56,409	$—	$56,409

The fair value of our senior secured term loan facility, 9.5% senior notes and 11% senior subordinated notes based on market quotes at September 30, 2009 was approximately $3,430.0 million compared to the carrying amount of $3,566.5 million.

10. STOCK-BASED COMPENSATION

The 2006 Executive Incentive Plan (“EIP”) was established to advance the interests of the Company and its affiliates by providing for the grant to participants of stock-based and other incentive awards. Awards under the EIP are intended to align the incentives of the Company’s executives and investors and to improve the performance of the Company. The administrator, subject to approval by the board, will select participants from among those key employees and directors of, and consultants and advisors to, the Company or its affiliates who, in the opinion of the administrator, are in a position to make a significant contribution to the success of the Company and its affiliates. A maximum of 359,986 Equity Strips (each comprised of eight (8) shares of Class A Common Stock and one (1) share of Class L Common Stock), in each case pursuant to rollover options, are authorized to be delivered in satisfaction of rollover option awards under the EIP. In addition, an aggregate maximum of 11,276,291 shares of Class A Common Stock may be delivered in satisfaction of other awards under the EIP. In general, stock options granted under the EIP become exercisable over a period of five years, with 20% of the stock option becoming vested and exercisable at the end of each year. Once an option has

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

vested, it generally remains exercisable until the tenth anniversary of the date of grant. In the case of a normal termination, the awards will remain exercisable until the earlier of (i) the three month anniversary of the termination or (ii) the latest date on which such award could have been exercised by its terms.

Stock Options

The following table presents the stock option activity under the EIP for the nine months ended September 30, 2009 and 2008, respectively:

		Options Outstanding
	Options Available for Grant	Number of Options	Weighted Average Exercise Price
Balance at January 1, 2008	618,847	2,424,500	$1.64
Granted	(395,000)	395,000	6.36
Canceled	185,000	(185,000)	2.28
Exercised	—	(15,000)	1.64

Balance at September 30, 2008	408,847	2,619,500	$2.31

Balance at January 1, 2009	504,847	2,523,500	$2.26
Granted	(292,500)	292,500	3.61
Canceled	184,000	(184,000)	2.42
Exercised	—	—	—

Balance at September 30, 2009	396,347	2,632,000	$2.40

At September 30, 2009, we expect that 75% of options granted will vest over the vesting period.

At September 30, 2009, the intrinsic value of vested options was approximately $1.4 million.

The following table summarizes the information on the options granted under the EIP at September 30, 2009:

Outstanding				Exercisable
Range of Exercise Prices	Number of Options	Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$1.64	2,054,500	7.20	$1.64	811,000	$1.64
3.61	267,500	9.25	3.61	—	—
6.36	310,000	8.33	6.36	62,000	6.36

$1.64 - $6.36	2,632,000	7.54	$2.40	873,000	$1.98

The Company accounts for the stock option grants under the EIP in accordance with Accounting Standards Codification 718 Compensation-Stock Compensation (“ASC 718”). The fair value of option awards granted under the EIP during 2009 and 2008 were $0.97 and $1.72 per option, respectively. The Company has estimated the fair value of EIP option awards on the grant date using a Black-Scholes option pricing model that uses the assumptions noted in the following table. Expected volatility was implied using the average three and four year historical stock price volatility for sixteen and nine guideline companies in 2009 and 2008, respectively, that

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

were used in applying the market approach to value the Company in its annual independent appraisal report. The expected life for the options granted was derived based on a probability distribution of the likelihood of a change-of-control event occurring over the next two to six and one-half years. The risk-free rate for periods within the expected life of the option is based on the zero-coupon U.S. government treasury strip with a maturity which approximates the expected life of the option at the time of grant.

	2009	2008
Risk-free interest rate	1.77%	3.07%
Dividend yield	0.0%	0.0%
Expected volatility	36.7%	28.0%
Expected life (years)	3.0	4.0

At September 30, 2009 and 2008 there was approximately $1.5 million and $2.1 million unrecorded and unrecognized compensation cost related to unvested share-based compensation under the EIP, respectively.

Executive Management Rollover Options

During the nine months ended September 30, 2009, 40,225 Management Rollover options were exercised consisting of 40,225 shares of Class L Common Stock and 321,800 shares of Class A Common Stock at an average exercise price of $33.95 per Equity Strip. At September 30, 2009, 2,859,741 options were fully vested and outstanding. The aggregate intrinsic value of these options was approximately $25.1 million. No share-based compensation was recorded for the management rollover options as these options were fully vested prior to the recapitalization on October 24, 2006 which triggered the rollover event.

Restricted Stock

On May 4, 2009, as authorized by the Board of Directors, the Company entered into an Amended and Restated Restricted Stock Award and Special Bonus Agreement with Thomas B. Barker, Chairman of the Board and Chief Executive Officer of the Company, related to the award of 1,650,000 shares of Class A Common Stock originally made as of December 1, 2006 (the “Amended Agreement”). As with the original agreement, the vesting of all outstanding restricted stock grants are divided into three tranches, with the first tranche of 33.33% of such grant vesting ratably over a five-year period of time commencing with the date of original grant, provided that vesting shall be accelerated in the event of an initial public offering or change of control of the Company.

Under the Amended Agreement, the remaining 66.67% of the restricted stock grants vest based upon performance criteria tied to an exit event for the new controlling shareholders who were the primary investors of equity at the time of the recapitalization (“Investors”), a sale of the Company and time. A sale of the Company is defined as a sale of the assets of the Company accounting for 80% or more of the Company’s consolidated EBITDA or a sale or other disposition of 80% of the shares held by the Investors for consideration other than cash or marketable securities. The vesting criteria are as follows:

•

Tranche 2 shares, which are equal to 22.22% of Mr. Barker’s grant, shall become 100% vested upon an exit event of the Investors or sale of the Company if, after giving effect to any vesting of the Tranche 2 shares on the exit event or sale of the Company, the Investors’ total return is greater than 200% and the Investors’ internal rate of return exceeds 15%.

•	Tranche 3 shares, which are equal to 44.45% of Mr. Barker’s grant, shall become 50% vested upon the earliest to occur of an exit event of the Investors, a sale of the Company and December 1, 2011, and

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

shall become vested with respect to the other 50% of the Tranche 3 shares upon an exit event of the Investors or sale of the Company if, after giving effect to any vesting of the Tranche 2 and Tranche 3 shares on the exit event or sale of the Company, the Investors’ total return is greater than 200% and the Investors’ internal rate of return exceeds 15%.

In addition, all Tranche 2 and Tranche 3 shares shall vest upon an initial public offering of the Company.

At September 30, 2009 and 2008 there was approximately $1.8 million and $2.7 million unrecorded and unrecognized compensation cost related to Tranche 1 unvested share based compensation under the EIP, respectively. During the nine months ended September 30, 2009, a total of 333,350 Tranche 2 and 3 restricted stock shares were cancelled leaving 485,933 restricted stock available for future grant under the plan and 7,706,660 shares of restricted stock outstanding.

The components of stock-based compensation expense in thousands are presented below:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Stock options	$149	$155	$440	$420
Restricted stock	410	202	834	606

	$559	$357	$1,274	$1,026

11. EARNINGS PER SHARE

On October 2, 2009, the Company announced its intention to commence an equity offering and accordingly is providing the following information related to earnings per share.

We have two classes of common stock (Class L stock and Class A stock) Each Class L share is entitled to a priority return preference equal to the sum of (x) $90 per share base amount plus (y) an amount sufficient to generate a 12% internal rate of return IRR on that base amount from the date of the recapitalization until the priority return preference is paid in full. Each Class L share also participates in any equity appreciation beyond the priority return on the same per share basis as the Class A shares. Class A shares participate in the equity appreciation after the Class L priority return is satisfied.

The Class L stock is considered a participating stock security requiring use of the “two-class” method for the computation of basic net income (loss) per share in accordance with ASC 260 Earnings Per Share. Losses are not allocated to the Class L Stock in the computation of basic earnings per share as the Class L Stock is not obligated to share in losses.

Basic earnings per share (“EPS”) excludes the effect of common stock equivalents and is computed using the “two-class” computation method, which divides earnings attributable to the Class L preference from total earnings.

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Any remaining income or loss is attributed to the Class A shares. Diluted earnings per share reflects the potential dilution that could result if options or other contingently issuable shares were exercised or converted into common stock and notional shares from the Deferred Compensation Plan were granted. Diluted earnings per common share assumes the exercise of stock options using the treasury stock method.

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
(In thousands)
Net Income—West Corporation	$3,896	$21,740	$60,955	$28,265
Less accretion of Class L Shares(1)	36,113	31,698	109,539	96,309

Net income (loss) attributable to Class A Shares	$(32,217)	$(9,958)	$(48,584)	$(68,044)

(1)	Under the two-class method and subsequent to the recapitalization on October 24, 2006, we have allocated to the L shareholders their priority return which is equivalent to the accretion and losses are allocated to Class A shareholders as the Class L shareholders do not have a contractual obligation to share in the net losses. Note that the Class L shares have been in place since October 24, 2006, the date of our recapitalization.

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
(In thousands, except per share amounts)
Earnings (loss) per common share:
Basic-Class L	$3.63	$3.20	$11.01	$9.73
Basic-Class A	$(0.37)	$(0.11)	$(0.56)	$(0.78)

Diluted-Class L	$3.47	$3.07	$10.55	$9.33
Diluted-Class A	$(0.37)	$(0.11)	$(0.56)	$(0.78)
Weighted average number of shares outstanding:
Basic-Class L	9,948	9,898	9,948	9,898
Basic-Class A	87,340	87,223	87,451	87,223

Dilutive impact of stock options:
Class L Shares	445	436	432	431
Diluted Class L Shares	10,393	10,334	10,380	10,329

12. BUSINESS SEGMENTS

During the third quarter of 2009, we implemented certain organizational changes and our Chief Executive Officer began making strategic and operational decisions with respect to assessing performance and allocating resources based on a new segment structure. We now operate in two business segments:

•	Unified Communications, including reservationless, operator-assisted, web and video conferencing services and alerts and notifications services; and

•	Communication Services, including automated call processing, agent-based services and emergency communication infrastructure systems.

Consistent with this approach, the receivables management business (formerly reported as a separate segment) is now part of the Communication Services segment, and the newly named Unified Communications segment is composed of the alerts and notifications business (formerly managed under the Communication Services segment) and the conferencing and collaboration business. The revised organizational structure more closely aligns the resources used by the businesses in each segment. All prior period comparative information has been reclassified to conform to the new presentation.

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

	For the three months ended September 30,		For the nine months ended September 30,
	2009	2008	2009	2008
	(amounts in thousands)
Revenue:
Unified Communications	$278,345	$276,204	$845,388	$728,328
Communication Services	281,967	323,873	931,610	951,697
Intersegment eliminations	(1,300)	(1,549)	(4,120)	(4,309)

Total	$559,012	$598,528	$1,772,878	$1,675,716

Depreciation and Amortization: (Included in Operating Income)
Unified Communications	$23,268	$28,548	$68,525	$66,079
Communication Services	21,328	21,866	72,743	69,123

Total	$44,596	$50,414	$141,268	$135,202

Operating Income:
Unified Communications	$70,817	$66,852	$228,125	$178,870
Communication Services	6,197	44,454	65,090	82,703

Total	$77,014	$111,306	$293,215	$261,573

Capital Expenditures:
Unified Communications	$14,636	$8,773	$47,024	$34,013
Communication Services	11,971	10,903	35,590	38,970
Corporate	2,280	1,886	12,708	5,027

Total	$28,887	$21,562	$95,322	$78,010

	As of September 30, 2009	As of December 31, 2008
	(amounts in thousands)
Assets:
Unified Communications	$1,395,907	$1,353,789
Communication Services	1,521,894	1,631,527
Corporate	228,412	329,473

Total	$3,146,213	$3,314,789

For the three months ended September 30, 2009 and 2008, our largest 100 clients represented 57% and 54% of our total revenue, respectively. For the nine months ended September 30, 2009 and 2008, our largest 100 clients represented 56% of our total revenue in each period. The aggregate revenue as a percentage of our total revenue from our largest client, AT&T, during the three months ended September 30, 2009 and 2008 was approximately 13% in each period. During the nine months ended September 30, 2009 and 2008, the aggregate revenue as a percentage of our total revenue from AT&T was 12% and 14%, respectively. No other client represented more than 10% of our aggregate revenue for the three and nine months ended September 30, 2009 and 2008.

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three and nine months ended September 30, 2009 and 2008, no individual country outside the U.S. accounted for greater than 10% of revenue. Revenue is attributed to an organizational region based on location of the billed customer’s account. Geographic information by organizational region, in thousands, is noted below.

	For the three months ended September 30,		For the nine months ended September 30,
	2009	2008	2009	2008
	(amounts in thousands)
Revenue:
North America	$474,321	$520,700	$1,527,243	$1,497,721
Europe, Middle East & Africa (EMEA)	60,077	55,778	175,779	128,495
Asia Pacific	24,614	22,050	69,856	49,500

Total	$559,012	$598,528	$1,772,878	$1,675,716

	As of September 30, 2009	As of December 31, 2008
	(amounts in thousands)
Long-Lived Assets:
North America	$2,264,166	$2,300,396
Europe, Middle East & Africa (EMEA)	248,732	266,769
Asia Pacific	9,775	8,576

Total	$2,522,673	$2,575,741

Canada represented less than 1% of North American revenue during the three and nine months ended September 30, 2009, respectively, compared to 0.8% and 1.2% for the three and nine months ended September 30, 2008, respectively. Long-lived assets in Canada represented less than 1% of North American long-lived assets at September 30, 2009 and December 31, 2008.

13. COMMITMENTS AND CONTINGENCIES

West Corporation and certain of our subsidiaries are defendants in various litigation matters in the ordinary course of business, some of which involve claims for damages that are substantial in amount. We believe, except for the items discussed below for which we are currently unable to predict the outcome, the disposition of claims currently pending will not have a material adverse effect on our financial position, results of operations or cash flows.

Tammy Kerce v. West Telemarketing Corporation was filed on June 26, 2007 in the United States District Court for the Southern District of Georgia, Brunswick Division. Plaintiff, a former home agent, alleges that she was improperly classified as an independent contractor instead of an employee and is therefore entitled to minimum wage and overtime compensation. Plaintiff sought to have the case certified as a collective action under the Fair Labor Standards Act (“FLSA”). Plaintiff’s suit seeks an unspecified amount of statutory and compensatory damages for alleged violation of the FLSA and minimum wage, unpaid wage and overtime compensation for the maximum period allowed by law. Plaintiffs also seek interest and attorney’s fees. Of the 31,000 agents, approximately 2,800 elected to opt-in to the suit. The deadline for joining the suit expired in December 2008. Plaintiff Tammy Kerce recently filed a Motion to Amend her Complaint seeking to assert a nation-wide class action based on alleged violations of the Employee Retirement Income Security Act of 1974 (“ERISA”) and also seeking to add multiple state wage and hour claims on a class basis. We intend to vigorously oppose plaintiff’s Motion to Amend. After discovery, we will have an opportunity to seek to decertify the FLSA class before trial. The parties have reached a tentative settlement and are seeking court approval of the settlement.

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

14. RELATED PARTIES

On April 30, 2009, we entered into a series of amended and restated agreements with TOGM, LLC (“TOGM”) pursuant to which TOGM would finance up to 70% of the purchase price of selected receivables portfolios. Interest generally accrues on the outstanding debt at a fixed rate of 8.5%. The amended and restated agreements continue the facility executed as of May 21, 2008 which expired December 31, 2008. The debt is non-recourse and collateralized by all of the assets of West Receivables Purchasing, LLC (“West Receivables”), the applicable majority-owned subsidiary, including receivable portfolios within a loan series. Each loan series contains a group of portfolio asset pools that provide for an aggregate original principal amount of approximately $10 million. These notes mature in 24 months from the date of origination. At September 30, 2009, we had $1.0 million of non-recourse portfolio notes payable outstanding under this facility. In connection with the renewal of the facility, West and TOGM entered into an amended and restated operating agreement pursuant to which the members share in the profits of the portfolio after collection expenses and the repayment of principal and interest in proportion to their respective membership interests (except as described below). West provides all necessary services to West Receivables, including collection of the receivables pursuant to a servicing agreement. TOGM’s shareholders are Mary and Gary West who collectively own approximately 22% of West Corporation.

The terms of each of the West Receivables transaction documents are substantially the same as the agreements previously executed with TOGM provided that (i) the initial interest rate under the West Receivables credit agreement is a fixed rate of 8.5% rather than a variable rate equal to the prime rate plus 3.5% under the original agreement; (ii) the overall debt and equity contributions of TOGM represent 70% of the purchase price of asset pools, while the original agreement provided that TOGM’s total debt and equity contributions would represent up to 80% of the purchase price of asset pools; and (iii) in the event TOGM realizes its targeted internal rate of return, West will receive a higher incremental proportion of the residual pay-out under the modified terms than it would have under the original terms.

15. SUPPLEMENTAL CASH FLOW INFORMATION

The following table summarizes, in thousands, supplemental information about our cash flows for the nine months ended September 30, 2009 and 2008:

	Nine Months Ended September 30,
	2009	2008
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$153,642	$178,771

Cash paid during the period for income taxes, net of cash refunds received of $2,619 and $5,966	$27,570	$13,463

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS FROM INVESTING ACTIVITIES:
Working capitial adjustment for the Positron acquisition	$8,611	$—

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:
Acquisition of property through assumption of long-term obligations	$4,008	$—

Acquisition of property through accounts payable commitments	$589	$—

WEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

16. SUBSEQUENT EVENTS

On October 2, 2009, we filed a Registration Statement on Form S-1 (Registration No. 333-162292) under the Securities Act of 1933 pursuant to which we proposed to offer up to $500.0 million of our common stock (“Proposed Offering”). We expect to use a part of the net proceeds from the Proposed Offering received by us to repay or repurchase indebtedness. We also expect to use a part of the net proceeds from this offering to fund the amounts payable upon the termination of the management agreement entered into in connection with the consummation of our recapitalization in 2006 between us and an investor group led by Thomas H. Lee Partners, L.P. and Quadrangle Group LLC (The “Sponsors”). We may also use a portion of the net proceeds received by us to repurchase certain of our notes and for working capital and other general corporate purposes.

Subsequent to September 30, 2009, a settlement was reached in the CFSC Capital Corp. XXXIV and CVI GVF Finco, LLC v. West Receivable Services Inc. et al. litigation. As a result of the settlement, we expect to purchase CFSC Capital Corp. XXXIV’s interest in WAP I. We also have abandoned our interest in WAP II. All related lawsuits, claims and counterclaims between the parties are expected to be dismissed with prejudice and on the merits under the terms of the settlement.

As a result of the settlement in the fourth quarter, the portfolio receivables will decrease by $48.7 million (including a decrease of $18.8 million in the current portion and a decrease of $29.9 million in the long term portion). Also, current maturities of portfolio notes payable, noncontrolling interest, cash and accrued expenses will decrease by $49.1 million, $2.2 million, $3.5 million and $0.9 million, respectively. During the fourth quarter, restricted cash will decrease $11.8 million and cash and cash equivalents will increase by the same amount.

WEST CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

(AMOUNTS IN THOUSANDS)

17. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTOR AND SUBSIDIARY NON- GUARANTOR

In connection with the issuance of the senior notes and senior subordinated notes, West Corporation and our U.S.-based wholly owned subsidiaries guaranteed, jointly, severally, fully and unconditionally, the payment of principal, premium and interest. Presented below is condensed consolidated financial information for West Corporation and our subsidiary guarantors and subsidiary non-guarantors for the periods indicated.

		For the Three Months Ended September 30, 2009
	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Consolidating Entries	Consolidated
REVENUE	$—	$457,155	$107,968	$(6,111)	$559,012
COST OF SERVICES	—	210,171	56,510	(6,111)	260,570
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	315	182,900	38,213	—	221,428

OPERATING INCOME	(315)	64,084	13,245	—	77,014

OTHER INCOME (EXPENSE):
Interest income	11	(1,430)	1,066	417	64
Interest expense	(38,684)	(24,715)	(2,348)	(417)	(66,164)
Subsidiary income	32,800	13,890	—	(46,690)	—
Other	793	(5,402)	545	—	(4,064)

Other income (expense)	(5,080)	(17,657)	(737)	(46,690)	(70,164)

INCOME BEFORE INCOME TAX EXPENSE AND NONCONTROLLING INTEREST	(5,395)	46,427	12,508	(46,690)	6,850

INCOME TAX EXPENSE (BENEFIT)	(9,291)	13,892	(2,212)	—	2,389

NET INCOME	3,896	32,535	14,720	(46,690)	4,461

LESS NET INCOME—NONCONTROLLING INTEREST	—	(2)	567	—	565

NET INCOME—WEST CORPORATION	$3,896	$32,537	$14,153	$(46,690)	$3,896

WEST CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

(AMOUNTS IN THOUSANDS)

		For the Three Months Ended September 30, 2008
	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Consolidating Entries	Consolidated
REVENUE	$—	$470,709	$138,998	$(11,179)	$598,528
COST OF SERVICES	—	216,068	49,597	(11,179)	254,486
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(1,256)	186,928	47,064	—	232,736

OPERATING INCOME	1,256	67,713	42,337	—	111,306

OTHER INCOME (EXPENSE):
Interest income	682	(608)	304	—	378
Interest expense	(37,309)	(31,059)	(5,193)	—	(73,561)
Subsidiary income	54,860	29,783	—	(84,643)	—
Other	(1,487)	8,812	(8,918)	—	(1,593)

Other income (expense)	16,746	6,928	(13,807)	(84,643)	(74,776)

INCOME BEFORE INCOME TAX EXPENSE AND NONCONTROLLING INTEREST	18,002	74,641	28,530	(84,643)	36,530

INCOME TAX EXPENSE (BENEFIT)	(3,738)	20,011	(2,930)	—	13,343

NET INCOME	21,740	54,630	31,460	(84,643)	23,187

LESS NET INCOME—NONCONTROLLING INTEREST	—	—	1,447	—	1,447

NET INCOME—WEST CORPORATION	$21,740	$54,630	$30,013	$(84,643)	$21,740

WEST CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

(AMOUNTS IN THOUSANDS)

	Parent/ Issuer	For the Nine Months Ended September 30, 2009
		Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Consolidating Entries	Consolidated
REVENUE	$—	$1,435,946	$358,935	$(22,003)	$1,772,878

COST OF SERVICES	—	652,172	168,719	(22,003)	798,888

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	487	571,866	108,422	—	680,775

OPERATING INCOME	(487)	211,908	81,794	—	293,215

OTHER INCOME (EXPENSE):
Interest income	391	(4,267)	4,134	—	258
Interest expense	(106,301)	(79,790)	(7,751)	—	(193,842)
Subsidiary income	141,740	58,578	—	(200,318)	—
Other	2,319	(355)	(535)	—	1,429

Other income (expense)	38,149	(25,834)	(4,152)	(200,318)	(192,155)
INCOME BEFORE INCOME TAX EXPENSE AND NONCONTROLLING INTEREST	37,662	186,074	77,642	(200,318)	101,060

INCOME TAX EXPENSE (BENEFIT)	(23,293)	45,113	15,540	—	37,360

NET INCOME	60,955	140,961	62,102	(200,318)	63,700

LESS NET INCOME—NONCONTROLLING INTEREST	—	(5)	2,750	—	2,745

NET INCOME—WEST CORPORATION	$60,955	$140,966	$59,352	$(200,318)	$60,955

WEST CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

(AMOUNTS IN THOUSANDS)

		For the Nine Months Ended September 30, 2008
	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Consolidating Entries	Consolidated
REVENUE	$—	$1,422,918	$292,472	$(39,674)	$1,675,716

COST OF SERVICES	—	662,012	133,851	(39,674)	756,189

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(1,520)	561,477	97,997	—	657,954

OPERATING INCOME	1,520	199,429	60,624	—	261,573

OTHER INCOME (EXPENSE):
Interest income	1,770	(903)	1,302	—	2,169
Interest expense	(107,202)	(97,266)	(13,456)	—	(217,924)
Subsidiary income	104,668	23,742	—	(128,410)	—
Other	(2,436)	14,591	(14,622)	—	(2,467)

Other income (expense)	(3,200)	(59,836)	(26,776)	(128,410)	(218,222)
INCOME BEFORE INCOME TAX EXPENSE AND NONCONTROLLING INTEREST	(1,680)	139,593	33,848	(128,410)	43,351

INCOME TAX EXPENSE (BENEFIT)	(29,945)	35,670	11,616	—	17,341

NET INCOME	28,265	103,923	22,232	(128,410)	26,010

LESS NET INCOME—NONCONTROLLING INTEREST	—	—	(2,255)	—	(2,255)

NET INCOME—WEST CORPORATION	$28,265	$103,923	$24,487	$(128,410)	$28,265

WEST CORPORATION

SUPPLEMENTAL CONDENSED BALANCE SHEET

(AMOUNTS IN THOUSANDS)

		September 30, 2009
	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Consolidating Entries	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$28,321	$(20,653)	$74,486	$—	$82,154
Trust and restricted cash	—	30,820	—	—	30,820
Accounts receivable, net	—	38,538	334,907	—	373,445
Intercompany receivables	—	173,329	2,862	(176,191)	—
Portfolio receivables, current portion	—	2,138	25,885	—	28,023
Deferred income tax receivable	10,961	13,658	1,838	—	26,457
Other current assets	5,826	64,101	12,714	—	82,641

Total current assets	45,108	301,931	452,692	(176,191)	623,540
Property and equipment, net	75,177	228,738	29,627	—	333,542
PORTFOLIO RECEIVABLES, net of current portion	—	2,827	34,229	—	37,056
INVESTMENT IN SUBSIDIARIES	885,676	337,079	—	(1,222,755)	—
GOODWILL	—	1,484,917	163,164	—	1,648,081
INTANGIBLES, net	—	281,436	74,921	—	356,357
OTHER ASSETS	105,878	314,483	(272,724)	—	147,637

TOTAL ASSETS	$1,111,839	$2,951,411	$481,909	$(1,398,946)	$3,146,213

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT) CURRENT LIABILITIES:
Accounts payable	$12,494	$51,757	$7,117	$—	$71,368
Intercompany payables	176,191	—	—	(176,191)	—
Accrued expenses	103,008	194,691	37,251	—	334,950
Current maturities of long-term debt	7,552	17,817	—	—	25,369
Current maturities of portfolio notes payable	—	973	51,276	—	52,249
Income tax payable	(41,282)	31,877	9,405	—	—

Total current liabilities	257,963	297,115	105,049	(176,191)	483,936
PORTFOLIO NOTES PAYABLE , less current maturities	—	4	233	—	237
LONG-TERM OBLIGATIONS, less current maturities	1,909,512	1,711,775	19,365	—	3,640,652
DEFERRED INCOME TAXES	7,479	48,214	15,638	—	71,331
OTHER LONG-TERM LIABILITIES	51,424	11,737	1,435	—	64,596
CLASS L COMMON STOCK	1,272,509	—	—	—	1,272,509
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(2,387,048)	882,566	340,189	(1,222,755)	(2,387,048)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$1,111,839	$2,951,411	$481,909	$(1,398,946)	$3,146,213

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED BALANCE SHEET

(AMOUNTS IN THOUSANDS)

		December 31, 2008
	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Consolidating Entries	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$125,674	$7,145	$35,521	$—	$168,340
Trust cash	—	9,130	—	—	9,130
Accounts receivable, net	—	292,252	66,769	—	359,021
Intercompany receivables	—	194,332	—	(194,332)	—
Portfolio receivables, current portion	—	6,068	58,136	—	64,204
Deferred income taxes receivable	29,341	18,989	4,317	—	52,647
Other current assets	4,626	64,430	16,650	—	85,706

Total current assets	159,641	592,346	181,393	(194,332)	739,048
Property and equipment, net	67,419	216,791	35,942	—	320,152
PORTFOLIO RECEIVABLES, net of current position	—	6,477	62,065	—	68,542
INVESTMENT IN SUBSIDIARIES	515,508	208,686	—	(724,194)	—
GOODWILL	—	1,488,768	154,089	—	1,642,857
INTANGIBLES, net	—	317,825	87,205	—	405,030
OTHER ASSETS	102,083	33,673	3,404	—	139,160

TOTAL ASSETS	$844,651	$2,864,566	$524,098	$(918,526)	$3,314,789

LIABILITIES AND
STOCKHOLDERS’ EQUITY
(DEFICIT) CURRENT LIABILITIES:
Accounts payable	$6,125	$53,285	$10,618	$—	$70,028
Intercompany payables	102,257	—	92,075	(194,332)	—
Accrued expenses	81,741	208,540	53,641	—	343,922
Current maturities of long-term debt	5,134	20,149	—	—	25,283
Current maturities of portfolio notes payable	—	2,462	74,846	—	77,308
Income taxes payable	(46,325)	49,753	7,669	—	11,097

Total current liabilities	148,932	334,189	238,849	(194,332)	527,638
PORTFOLIO NOTES PAYABLE , less current maturities	—	356	10,813	—	11,169
LONG - TERM OBLIGATIONS, less current maturities	1,824,127	1,960,065	48,175	—	3,832,367
DEFERRED INCOME TAXES	14,894	47,606	14,609	—	77,109
OTHER LONG-TERM LIABILITIES	59,286	9,179	629	—	69,094
CLASS L COMMON STOCK	1,158,159	—	—	—	1,158,159
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(2,360,747)	513,171	211,023	(724,194)	(2,360,747)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$844,651	$2,864,566	$524,098	$(918,526)	$3,314,789

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

(AMOUNTS IN THOUSANDS)

	Nine Months Ended September 30, 2009
	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
NET CASH PROVIDED BY OPERATING ACTIVITIES:	$—	$118,972	$81,820	$200,792

CASH FLOWS FROM INVESTING ACTIVITIES:
Business acquisitions	—	4,529	(6,093)	(1,564)
Purchase of property and equipment	(12,708)	(67,351)	(10,666)	(90,725)
Collections applied to principal of portfolio
receivables	—	7,581	27,088	34,669
Other	—	29	218	247

Net cash flows from investing activities	(12,708)	(55,212)	10,547	(57,373)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in revolving bank credit facility	(144,095)	—	(30,768)	(174,863)
Principal payments on the senior secured term loan facility	(3,849)	(15,114)	—	(18,963)
Proceeds from stock options exercised including excess tax benefits	2,345	—	—	2,345
Debt issuance costs	(7,968)	—	—	(7,968)
Payments of portfolio notes payable	—	(1,311)	(27,145)	(28,456)
Payments of capital lease obligations	(673)	(312)	(37)	(1,022)
Noncontrolling interest distributions	—	—	(4,131)	(4,131)
Other	—	—	859	859

Net cash flows from financing activities	(154,240)	(16,737)	(61,222)	(232,199)

Intercompany	69,595	(74,821)	5,226	—

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	—	—	2,594	2,594

NET CHANGE IN CASH AND CASH EQUIVALENTS	(97,353)	(27,798)	38,965	(86,186)

CASH AND CASH EQUIVALENTS, Beginning of period	125,674	7,145	35,521	168,340

CASH AND CASH EQUIVALENTS, End of period	$28,321	$(20,653)	$74,486	$82,154

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

(AMOUNTS IN THOUSANDS)

	Nine Months Ended September 30, 2008
	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
NET CASH PROVIDED BY OPERATING ACTIVITIES:	$—	$58,706	$101,915	$160,621

CASH FLOWS FROM INVESTING ACTIVITIES:
Business acquisitions	—	(18,987)	(299,214)	(318,201)
Purchase of property and equipment	(5,027)	(66,663)	(6,320)	(78,010)
Purchase of portfolio receivables, net of collections applied $39,899	—	(8,467)	8,359	(108)
Other	—	403	—	403

Net cash flows from investing activities	(5,027)	(93,714)	(297,175)	(395,916)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt	84,000	50,000	75,000	209,000
Net change in revolving bank credit facility	204,019	—	(9,464)	194,555
Principal payments on the senior secured term loan
facility	(3,492)	(15,136)	—	(18,628)
Noncontrolling interest distributions	—	—	(5,564)	(5,564)
Debt issuance costs	(8,019)	—	(2,296)	(10,315)
Repayments of portfolio notes payable, net of
proceeds from issuance of notes payable of
$31,010	—	1,676	(24,212)	(22,536)
Payments of capital lease obligations	—	(776)	—	(776)
Other	(29)	—	—	(29)

Net cash flows from financing activities	276,479	35,764	33,464	345,707

Intercompany	(144,559)	(957)	145,516	—

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	—	—	2,492	2,492

NET CHANGE IN CASH AND CASH EQUIVALENTS	126,893	(201)	(13,788)	112,904

CASH AND CASH EQUIVALENTS, Beginning of period	87,610	(3,012)	57,349	141,947

CASH AND CASH EQUIVALENTS, End of period	$214,503	$(3,213)	$43,561	$254,851

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

West Corporation

Omaha, Nebraska

We have audited the accompanying consolidated balance sheets of West Corporation and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Table of Contents at Item 16. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of West Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the accompanying financial statements have been retrospectively adjusted for the adoption of Statement of Financial Accounting Standard No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51. As discussed in Note 10 to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109.

/S/    DELOITTE & TOUCHE LLP

Omaha, Nebraska

March 2, 2009 (October 2, 2009 as to Note 14 and to the effects of adoption of SFAS 160 as discussed in Note 1 and October 29, 2009 as to Note 16)

WEST CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(AMOUNTS IN THOUSANDS)

	Years Ended December 31,
	2008	2007	2006
REVENUE	$2,247,434	$2,099,492	$1,856,038
COST OF SERVICES	1,015,028	912,389	818,522
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	881,586	840,532	800,301

OPERATING INCOME	350,820	346,571	237,215
OTHER INCOME (EXPENSE):
Interest income	3,068	11,389	6,081
Interest expense	(313,019)	(332,372)	(94,804)
Other, net	(11,689)	2,007	2,063

Other expense	(321,640)	(318,976)	(86,660)

INCOME BEFORE INCOME TAX EXPENSE AND NONCONTROLLING INTEREST	29,180	27,595	150,555

INCOME TAX EXPENSE	11,731	6,814	65,505

NET INCOME	17,449	20,781	85,050
LESS NET INCOME (LOSS)—NONCONTROLLING INTEREST	(2,058)	15,399	16,287

NET INCOME—WEST CORPORATION	$19,507	$5,382	$68,763

EARNINGS (LOSS) PER COMMON SHARE:
Basic Class L	$12.78	$11.08	$2.05

Diluted Class L	$12.24	$10.68	$1.98

Basic Class A	$(1.23)	$(1.20)	$0.66

Diluted Class A	$(1.23)	$(1.20)	$0.64

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic Class L	9,901	9,865	9,777
Diluted Class L	10,334	10,236	10,105
Basic Class A	87,324	86,724	73,265
Diluted Class A	87,324	86,724	76,110

The accompanying notes are an integral part of these financial statements.

WEST CORPORATION

CONSOLIDATED BALANCE SHEETS

(AMOUNTS IN THOUSANDS)

	December 31,
	2008	2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$168,340	$141,947
Trust cash	9,130	10,358
Accounts receivable, net	359,021	289,480
Portfolio receivables, current portion	64,204	77,909
Deferred income taxes receivable	52,647	33,718
Other current assets	85,706	44,463

Total current assets	739,048	597,875
PROPERTY AND EQUIPMENT:
Property and equipment	918,388	827,458
Accumulated depreciation and amortization	(598,236)	(528,813)

Property and equipment, net	320,152	298,645

PORTFOLIO RECEIVABLES, NET OF CURRENT PORTION	68,542	132,233
GOODWILL	1,642,857	1,329,978
INTANGIBLES, net	405,030	336,407
OTHER ASSETS	139,160	151,352

TOTAL ASSETS	$3,314,789	$2,846,490

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$70,028	$60,979
Accrued expenses	343,922	245,044
Current maturities of long-term debt	25,283	23,943
Current maturities of portfolio notes payable	77,308	77,219
Income tax payable	11,097	2,895

Total current liabilities	527,638	410,080
PORTFOLIO NOTES PAYABLE , less current maturities	11,169	43,092
LONG-TERM OBLIGATIONS, less current maturities	3,832,367	3,452,437
DEFERRED INCOME TAXES PAYABLE	77,109	90,774
OTHER LONG-TERM LIABILITIES	69,094	47,523

TOTAL LIABILITIES	4,517,377	4,043,906

COMMITMENTS AND CONTINGENCIES (Notes 5, 7, 9 and 15)

CLASS L COMMON STOCK $0.001 PAR VALUE, 100,000 SHARES AUTHORIZED, 9,908 and 9,898 SHARES ISSUED AND OUTSTANDING	1,158,159	1,029,782

STOCKHOLDERS’ DEFICIT
Class A common stock $0.001 par value, 400,000 shares authorized, 87,334 and 87,223 shares issued and 87,326 and 87,223 shares outstanding	87	87
Retained deficit	(2,334,398)	(2,231,302)
Accumulated other comprehensive loss	(30,015)	(8,920)
Noncontrolling interest	3,632	12,937
Treasury stock at cost (8 and 0 shares)	(53)	—

Total stockholders’ deficit	(2,360,747)	(2,227,198)

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT)	$3,314,789	$2,846,490

The accompanying notes are an integral part of these financial statements.

WEST CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(AMOUNTS IN THOUSANDS)

	Years Ended December 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$17,449	$20,781	$85,050
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation	103,218	102,045	96,218
Amortization	80,270	80,775	40,762
Allowance for impairment of purchased accounts receivable	76,405	—	—
Unrealized loss on foreign denominated debt	5,558	—	—
Provision for share based compensation	1,404	1,276	28,738
Deferred income tax expense (benefit)	(26,446)	(8,917)	9,300
Debt amortization	15,802	14,671	3,410
Non cash loss on hedge agreements	17,679	—	—
Other	107	(195)	876
Excess tax benefit from stock options exercised	—	—	(50,794)
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	(3,226)	14,713	(41,744)
Other assets	9,113	(9,497)	(24,418)
Accounts payable	(8,965)	8,753	(7,750)
Accrued expenses and other liabilities	(987)	39,492	76,091

Net cash flows from operating activities	287,381	263,897	215,739

CASH FLOWS FROM INVESTING ACTIVITIES:
Business acquisitions, net of cash acquired of $9,601, $21,410 and $108,150	(493,556)	(291,760)	(643,690)
Purchase of portfolio receivables, net of collections applied of $46,395, $66,927 and $59,353	992	(60,485)	(55,207)
Purchase of property and equipment	(105,381)	(103,647)	(113,895)
Other	406	946	539

Net cash flows from investing activities	(597,539)	(454,946)	(812,253)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt and bonds	134,000	300,000	3,200,000
Consideration paid to shareholders in exchange for stock	—	(170,625)	(2,790,911)
Principal repayments of long-term obligations	(24,949)	(23,618)	—
Consideration paid to stock option holders in exchange for stock options	—	—	(119,638)
Proceeds from private equity sponsors	—	—	725,750
Net change in revolving credit facilities	283,167	—	(220,000)
Debt issuance costs	(10,315)	(2,299)	(109,591)
Proceeds from the sale of stock and stock options exercised	25	553	18,540
Excess tax benefits from stock options exercised	—	—	50,794
Repayments of portfolio notes payable, net of proceeds from issuance of notes payable of $33,096, $108,812 and $97,871	(31,834)	33,064	46,727
Noncontrolling interest distributions	(7,120)	(13,165)	(19,101)
Payments of capital lease obligations	(949)	(1,032)	(6,313)
Other	(54)	(4,772)	4,485

Net cash flows from financing activities	341,971	118,106	780,742

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(5,420)	(42)	(131)
NET CHANGE IN CASH AND CASH EQUIVALENTS	26,393	(72,985)	184,097
CASH AND CASH EQUIVALENTS, Beginning of period	141,947	214,932	30,835

CASH AND CASH EQUIVALENTS, End of period	$168,340	$141,947	$214,932

The accompanying notes are an integral part of these consolidated financial statements.

WEST CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(AMOUNTS IN THOUSANDS)

	Common Stock	Class A Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Noncontrolling interest	Treasury Stock	Unearned Restricted Stock	Other Comprehensive Income (Loss) Foreign Currency Translation	Other Comprehensive Income (Loss) on Cash Flow Hedges	Total Stockholders’ Equity (Deficit)
BALANCE, January 1, 2006	$697	$—	$272,941	$699,765	$15,309	$—	$(1,130)	$(405)	$—	$987,177
Comprehensive income:
Net income				68,763	16,287					85,050
Foreign currency translation adjustment, net of tax of ($420)								715		715
Unrealized gain on cash flow hedges, net of tax of ($152)									264	264

Total comprehensive income										86,029
Noncontrolling interest distributions					(19,101)					(19,101)
Change in ownership of noncontrolling interest					(2,196)					(2,196)
Stock options exercised including related tax benefits (6,565 shares) and ESPP shares granted (34 shares)	71		211,916							211,987
Share based compensation			28,447							28,447
Amortization of restricted stock			(1,130)				1,130			—
Recapitalization	(768)	86	(413,702)	(2,975,169)						(3,389,553)
Accretion of class L common stock priority return preference			(20,045)							(20,045)

BALANCE, December 31, 2006	—	86	78,427	(2,206,641)	10,299	—	—	310	264	(2,117,255)
FIN 48 transition liability				(4,035)						(4,035)

BALANCE, January 1, 2007	—	86	78,427	(2,210,676)	10,299	—	—	310	264	(2,121,290)
Comprehensive income:
Net income				5,382	15,399					20,781
Foreign currency translation adjustment, net of tax of ($408)								665		665
Unrealized loss on cash flow hedges, net of tax of ($5,810)									(10,159)	(10,159)

Total comprehensive loss										11,287
Noncontrolling interest distributions					(13,165)					(13,165)
Noncontrolling interest contributions					404					404
Issuance of common stock in a business combination (929,280 shares)		1	1,161							1,162

WEST CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(AMOUNTS IN THOUSANDS)

	Common Stock	Class A Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Noncontrolling interest	Treasury Stock	Unearned Restricted Stock	Other Comprehensive Income (Loss) Foreign Currency Translation	Other Comprehensive Income (Loss) on Cash Flow Hedges	Total Stockholders’ Equity (Deficit)
Tax benefit of Executive Deferred Compensation Plan distribution			1,393							1,393
Executive Deferred Compensation Plan contributions			896							896
Stock sold (400 shares)			50							50
Stock options exercised including related tax benefits (32 shares)			91							91
Share based compensation			1,276							1,276
Accretion of class L common stock priority return preference			(83,294)	(26,008)						(109,302)

BALANCE, December 31, 2007	—	87	—	(2,231,302)	12,937	—	—	975	(9,895)	(2,227,198)
Net income				19,507	(2,058)					17,449
Foreign currency translation adjustment, net of tax of ($4,276)					(127)			(6,977)		(7,104)
Reclassification a cash flow hedge into earnings									1,234	1,234
Unrealized loss on cash flow hedges, net of tax of ($8,653)									(15,352)	(15,352)

Total comprehensive loss										(3,773)
Noncontrolling interest distributions					(7,120)					(7,120)
Purchase of stock at cost (8 shares)						(53)				(53)
Executive Deferred Compensation Plan contributions			1,397							1,397
Executive Deferred Compensation Plan valuation change			1,102							1,102
Stock options exercised including related tax benefits (15 shares)			25							25
Share based compensation			1,404							1,404
Accretion of class L common stock priority return preference			(3,928)	(122,603)						(126,531)

BALANCE, December 31, 2008	$—	$87	$—	$(2,334,398)	$3,632	$(53)	$—	$(6,002)	$(24,013)	$(2,360,747)

The accompanying notes are an integral part of these consolidated financial statements.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description: West Corporation (the “Company” or “West”) is a leading provider of technology-driven, voice-oriented solutions. We offer our clients a broad range of communications and infrastructure management solutions that help them manage or support critical communications. The scale and processing capacity of our proprietary technology platforms, combined with our world-class expertise and processes in managing telephony and human capital, enable us to provide our clients with premium outsourced communications solutions. Our automated service and conferencing solutions are designed to improve our clients’ cost structure and provide reliable, high-quality services. Our solutions also help deliver mission-critical services, such as public safety and emergency communications. We serve Fortune 1000 companies and other clients in a variety of industries, including telecommunications, banking, retail, financial services, technology and healthcare, and have sales and operations in the United States, Canada, Europe, the Middle East, Asia Pacific and Latin America.

Operating Segments: During the third quarter of 2009, we implemented certain organizational changes and our Chief Executive Officer began making strategic and operational decisions with respect to assessing performance and allocating resources based on a new segment structure. We now operate in two business segments:

•	Unified Communications, including reservationless, operator-assisted, web and video conferencing services and alerts and notifications services; and

•	Communication Services, including automated call processing, agent-based services and emergency communication infrastructure systems and services.

Consistent with this approach, the receivables management business (formerly reported as a separate segment) is now part of the Communication Services segment, and the newly named Unified Communications segment is composed of the alerts and notifications business (formerly managed under the Communications Services segment) and the conferencing and collaboration business. The revised organizational structure more closely aligns the resources used by the businesses in each segment. All prior period comparative information has been reclassified to conform to the new presentation.

Unified Communications:

— Conferencing & Collaboration Services. Operating under the InterCall brand, we are the largest conferencing services provider in the world based on conferencing revenue, according to Wainhouse Research, and managed over 61 million conference calls in 2008. We provide our clients with an integrated global suite of meeting replacement services. These include on-demand automated conferencing services, operator-assisted services for complex audio conferences or large events, web conferencing services that allow clients to make presentations and share applications and documents over the Internet, and video conferencing applications that allow clients to experience real-time video presentations and conferences.

— Alerts & Notifications Services. Our solutions leverage our proprietary technology platforms to allow clients to manage and deliver automated personalized communications quickly and through multiple delivery channels (voice, text messaging, email and fax). For example, we deliver patient notifications and appointment reminders on behalf of our medical and dental clients, provide travelers with flight arrival and departure updates on behalf of our transportation clients and transmit emergency evacuation notices on behalf of municipalities. Our platform also enables two-way communications that allow the recipients of a message to respond with relevant information to our clients.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

Communication Services

•	Automated Services

•

Emergency Communications Services. We are the largest provider of emergency communications infrastructure systems and services that support regulatory compliance and public safety mandates based on the number of 9-1-1 calls facilitated. Our solutions are critical in facilitating public safety agencies’ ability to coordinate responses to emergency events. We provide the network database solution that routes emergency calls to the appropriate 9-1-1 centers and allows the appropriate first responders (police, fire, ambulance) to be assigned to those calls. Our clients generally enter into long-term contracts and fund their obligations through monthly charges on users’ local telephone bills. We also provide fully-integrated desktop communications technology solutions to public safety agencies that enable enhanced 9-1-1 call handling.

•

Automated Customer Service. Over the last 20 years we believe we have developed a best-in-class suite of automated voice-oriented solutions. Our solutions allow our clients to effectively communicate with their customers through inbound and outbound interactive voice response (IVR) applications using natural language speech recognition, automated voice prompts and network-based call routing services. In addition to these front-end customer service applications, we also provide analyses that help our clients improve their automated communications strategy. Our automated services technology platforms serve as the backbone of our telephony management capabilities and our scale and operational flexibility have helped us launch and grow other key services, such as conferencing, alerts and notifications and West at Home.

•

Agent-Based Services. We provide our clients with large-scale, agent-based services, including inbound customer care, customer acquisition and retention, business-to-business sales and account management, overpayment identification and recovery services, and collection of receivables on behalf of our clients. We have a flexible model with both on-shore and off-shore capabilities to fit our clients’ needs. We believe that we are known in the industry as a premium provider of these services, and we seek opportunities with clients for whom our services can add value while maintaining attractive margins for us. Our West at Home agent service is a remote call handling model that uses employees who work out of their homes. This service has a distinct advantage over traditional facility-based call center solutions by attracting higher quality agents. This model helps enhance our cost structure and significantly reduces our capital requirements.

Recapitalization: On October 24, 2006, we completed a recapitalization (the “recapitalization”) of the Company in a transaction sponsored by an investor group led by Thomas H. Lee Partners, L.P. and Quadrangle Group LLC (the “Sponsors”) pursuant to the Agreement and Plan of Merger, dated as of May 31, 2006, between West Corporation and Omaha Acquisition Corp., a Delaware corporation formed by the Sponsors for the purpose of recapitalizing West Corporation. Omaha Acquisition Corp. was merged with and into West Corporation, with West Corporation continuing as the surviving corporation. Pursuant to such recapitalization, our publicly traded securities were cancelled in exchange for cash. The recapitalization has been accounted for as a leveraged recapitalization, whereby the historical bases of our assets and liabilities have been maintained.

In October 2006, we financed the recapitalization with equity contributions from the Sponsors, and the rollover of a portion of the equity interests in the Company held by Gary and Mary West, the founders of the registrant (“the Founders”), and certain members of management, along with a new $2.1 billion senior secured term loan facility, a new senior secured revolving credit facility providing financing of up to $250.0 million

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(none of which was drawn at the closing of the recapitalization) and the private placement of $650.0 million aggregate principal amount of 9.5% senior notes due 2014 and $450.0 million aggregate principal amount of 11% senior subordinated notes due 2016.

Basis of Consolidation: The consolidated financial statements include our accounts and the accounts of our wholly owned and majority owned subsidiaries. All intercompany transactions and balances have been eliminated in the consolidated financial statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: In our Unified Communications segment, our services are generally billed and recognized on a per message or per minute basis. Our Communication Services segment recognizes revenue for automated and agent-based services in the month that services are performed and are generally billed based on call duration, hours of input, number of calls or a contingent basis. Emergency communications services revenue is generated primarily from monthly fees based on the number of billing telephone numbers and cell towers covered under contract. In addition, product sales and installations are generally recognized upon completion of the installation and client acceptance of a fully functional system or, for contracts that are completed in stages and include contract-specified milestones representative of fair value, upon achieving such contract milestones. As it relates to installation sales, clients are generally progress-billed prior to the completion of the installation and these advance payments are deferred until the system installations are completed or specified milestones are attained. Costs incurred on uncompleted contracts are accumulated and recorded as deferred costs until the system installations are completed or specified milestones are attained. Contracts for annual recurring services such as support and maintenance agreements are generally billed in advance and are recorded as revenue ratable (on a monthly basis) over the contractual periods. Nonrefundable up front fees and related costs are recognized ratably over the term of the contract or the expected life of the client relationship, whichever is longer. Revenue for contingent collection services and overpayment identification and recovery services is recognized in the month collection payments are received based upon a percentage of cash collected or other agreed upon contractual parameters. In compliance with SOP 03-3, we account for our investments in receivable portfolios using either the level-yield method or the cost recovery method. During 2008, we began using the cost recovery method for healthcare receivable portfolios and certain newly acquired pools. For all other receivable portfolios, we believe that the amounts and timing of cash collections for our purchased receivables can be reasonably estimated; therefore, we utilize the level-yield method of accounting for our purchased receivables. The level-yield method applies an effective interest rate or internal rate of return (“IRR”) to the cost basis of portfolio pools. SOP 03-3 increases the probability that we will incur impairment allowances in the future, and these allowances could be material. Periodically, we will sell all or a portion of a receivables pool to third parties. The gain or loss on these sales is recognized to the extent the proceeds exceed or, in the case of a loss, are less than the cost basis of the underlying receivables.

Cost of Services: Cost of services includes labor, sales commissions, telephone and other expenses directly related to service activities.

Selling, General and Administrative Expenses: Selling, general and administrative expenses consist of expenses that support the ongoing operation of our business. These expenses include costs related to division

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

management, facilities costs, equipment depreciation and maintenance, amortization of finite-lived intangible assets, sales and marketing activities, client support services, bad debt expense and corporate management costs.

Other Income (Expense): Other income (expense) includes interest expense from short-term and long-term borrowings under credit facilities and portfolio notes payable, the aggregate gain (loss) on debt transactions denominated in currencies other than the functional currency, sub-lease rental income and interest income from short-term investments.

Cash and Cash Equivalents: We consider short-term investments with original maturities of three months or less at acquisition to be cash equivalents.

Trust Cash: Trust cash represents cash collected on behalf of our clients that has not yet been remitted to them. A related liability is recorded in accounts payable until settlement with the respective clients.

Financial Instruments: Cash and cash equivalents, accounts receivable and accounts payable are short-term in nature and the net values at which they are recorded are considered to be reasonable estimates of their fair values.

Accounts Receivable: Accounts receivable from customers is presented net of an allowance for doubtful accounts of approximately $12.4 million and $6.5 million at December 31, 2008 and 2007, respectively.

Property and Equipment: Property and equipment are recorded at cost. Depreciation expense is based on the estimated useful lives of the assets or remaining lease terms, whichever is shorter, and is calculated on the straight-line method. Our owned buildings have estimated useful lives ranging from 20 to 39 years and the majority of the other assets have estimated useful lives of three to five years. We review property, plant and equipment for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Recoverability of an asset “held-for-use” is determined by comparing the carrying amount of the asset to the undiscounted net cash flows expected to be generated from the use of the asset. If the carrying amount is greater than the undiscounted net cash flows expected to be generated by the asset, the asset’s carrying amount is reduced to its fair value. An asset “held-for-sale” is reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill and Other Intangible Assets: Goodwill and intangible assets with indefinite lives are not amortized, but are tested for impairment on an annual basis. During September 2007 the Company recognized an $8.8 million impairment charge to fully write-off the goodwill associated with a majority-owned unrestricted subsidiary. The majority-owned subsidiary, which had been consolidated in the communication services segment, was disposed of in the fourth quarter of 2007. We have determined that goodwill and intangible assets with indefinite lives are not impaired and therefore no additional write-off is necessary. Finite-lived intangible assets are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable.

Other Assets: Other assets primarily include the unamortized balance of debt acquisition costs, assets held in non-qualified deferred compensation plans, and the unamortized balance of internally developed capitalized software and licensing agreements. The assets held in the non-qualified deferred compensation plans represent mutual funds, invested in debt and equity securities, classified as trading securities in accordance with Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities, considering the employee’s ability to change the investment allocation of their deferred compensation at any time. These

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

investments are reported at fair value with unrealized gains and losses recognized currently within other income. The underlying obligation, recorded in other liabilities, is likewise reported at the investments’ fair value with adjustments recognized currently within compensation expense. Both the investment and the obligation are classified as non-current.

Income Taxes: We file a consolidated United States income tax return. We use an asset and liability approach for the financial reporting of income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred income taxes arise from temporary differences between financial and tax reporting. Income tax expense has been provided on the portion of foreign source income that we have determined will be repatriated to the United States. On January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 requires that uncertain tax positions are evaluated in a two-step process, whereby (1) we determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more likely than not recognition threshold, we would recognize the largest amount of tax benefit that is greater than fifty percent likely to be realized upon ultimate settlement with the related tax authority.

Other Comprehensive Income (Loss): Comprehensive income (loss) is composed of unrealized gains or losses on foreign currency translation adjustments arising from changes in exchange rates of our foreign subsidiaries. Assets and liabilities are translated at the exchange rates in effect on the balance sheet dates. The translation adjustment is included in comprehensive income, net of related tax expense. Also, the gain or loss on the effective portion of cash flow hedges (i.e., change in fair value) is initially reported as a component of other comprehensive income (loss). The remaining gain or loss is recognized in interest expense in the same period in which the cash flow hedge affects earnings. These are the only components of other comprehensive income (loss).

Stock Based Compensation: On January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires us to recognize expense related to the fair value of employee stock option awards and to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award.

Non-controlling Interest: Our portfolio receivable lenders own a non-controlling interest in several of our portfolio receivable subsidiaries. The Company made a retrospective adoption of Financial Accounting Statement No. 160 Non-controlling Interests in Consolidated Financial Statements—An Amendment of ARB No 51 in this filing to the consolidated balance sheet for the years ended December 31, 2008 and 2007 and in the consolidated statements of operations, cash flows, and stockholders’ equity (deficit) for the years ended December 31, 2008, 2007 and 2006 to reflect the reclassification of the non-controlling interests.

Common Stock: As a result of the recapitalization, our publicly traded securities were cancelled. Our current equity investors (i.e., the Sponsors, the Founders and certain members of management) acquired a combination of Class L and Class A shares (in strips of eight Class A shares and one Class L share) in exchange for cash or in respect of converted shares. Supplemental management incentive equity awards (restricted stock and option programs) have been implemented with Class A shares/options only. General terms of these securities are:

•

Class L shares: Each Class L share is entitled to a priority return preference equal to the sum of (x) $90 per share base amount plus (y) an amount sufficient to generate a 12% internal rate of return (“IRR”) on that base amount from the date of the recapitalization until the priority return preference is paid in

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

full. At closing of the recapitalization, the Company issued 9.8 million Class L shares. Each Class L share also participates in any equity appreciation beyond the priority return on the same per share basis as the Class A shares.

•

Class A shares: Class A shares participate in the equity appreciation after the Class L priority return is satisfied. At closing of the recapitalization, the Company issued approximately 78.2 million Class A shares.

•	Voting: Each share (whether Class A or Class L) is entitled to one vote per share on all matters on which stockholders vote, subject to Delaware law regarding class voting rights.

•

Distributions: Dividends and other distributions to stockholders in respect of shares, whether as part of an ordinary distribution of earnings, as a leveraged recapitalization or in the event of an ultimate liquidation and distribution of available corporate assets, are to be paid as follows. First, holders of Class L shares are entitled to receive an amount equal to the Class L base amount of $90 per share plus an amount sufficient to generate a 12% IRR on that base amount, compounded quarterly from the closing date of the recapitalization to the date of payment. Second, after payment of this priority return to Class L holders, the holders of Class A shares and Class L shares participate together, as a single class, in any and all distributions by the Company.

•

Conversion of Class L shares: Class L shares automatically convert into Class A shares immediately prior to an Initial Public Offering (“IPO”). Also, the board of directors may elect to cause all Class L shares to be converted into Class A shares in connection with a transfer (by stock sale, merger or otherwise) of a majority of all common stock to a third party (other than to Thomas H. Lee Partners, LP and its affiliates). In the case of any such conversion (whether at an IPO or sale), if any unpaid Class L priority return (base $90/share plus accrued 12% IRR) remains unpaid at the time of conversion it will be “paid” in additional Class A shares valued at the deal price (in case of IPO, at the IPO price net of underwriter’s discount); that is, each Class L share would convert into a number of Class A shares equal to (i) one plus (ii) a fraction, the numerator of which is the unpaid priority return on such Class L share and the denominator of which is the value of a Class A share at the time of conversion.

As the Class L stockholders control a majority of the votes of the board of directors through direct representation on the board of directors and the conversion and redemption features are considered to be outside the control of the Company, all shares of Class L common stock have been presented outside of permanent equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities. At December 31, 2008 and 2007, the 12% priority return preference has been accreted and included in the Class L share balance.

In accordance with EITF Issue 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios (“EITF 98-5”), the Company determined that the conversion feature in the Class L shares is in-the-money at the date of issuance and therefore represents a beneficial conversion feature. Under EITF 98-5, $12.2 million (the intrinsic value of the beneficial conversion feature) of the proceeds received from the issuance of the Class L shares was allocated to additional paid-in capital, consistent with the classification of the Class A shares, creating a discount on the Class L shares. Because the Class L shares have no stated redemption date and the beneficial conversion feature is not considered to be contingent under EITF 98-5, but can be realized immediately, the discount resulting from the allocation of value to the beneficial conversion feature is required to be recognized immediately as a return to the Class L stockholders analogous to a dividend. As no retained earnings are available to pay this dividend at the date of issuance, the dividend is charged against additional paid-in capital resulting in no net impact.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

Recent Accounting Pronouncements: In December 2007, the FASB issued Statement No. 141 (Revised 2007) Business Combinations (“SFAS 141R”). SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at fair value on the acquisition date, with limited exceptions. SFAS 141R will also change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies to us prospectively for business combinations occurring on or after January 1, 2009. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. We expect SFAS 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 is an amendment of FASB Statement No. 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities. To address concerns that the existing disclosure requirements of SFAS 133 do not provide adequate information, this Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This statement shall be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We do not expect the adoption of SFAS 161 to have a material impact on our consolidated financial position, results of operations and cash flows.

2. MERGERS AND ACQUISITIONS

Positron

On November 21, 2008 we closed the acquisition of IPC Information Systems Holdings, Inc., the holding company for IPC Systems, Inc.’s command systems segment, including Positron Public Safety Systems, Inc. (“Positron”). The purchase price including transaction costs, net of cash received of $2.0 million, was approximately $165.3 million in cash. We funded the acquisition with cash on hand. The results of Positron’s operations have been included in our consolidated financial statements in the Communication Services segment since November 21, 2008.

Positron offers fully-integrated, premise-based public safety solutions that enable Enhanced 9-1-1 call handling, computer-aided dispatching, mapping, automated vehicle location and radio communications capabilities to allow public safety agencies to better coordinate responses to emergency events. Based in Montreal, Quebec, Canada, Positron has been providing public safety solutions for more than 20 years.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at November 21, 2008. The finite-lived intangible assets are comprised of trade names, client relationships and technology. We are in the process of completing the valuation of certain intangible assets and purchase price allocation, therefore, the purchase price allocation is subject to refinement.

(Amounts in thousands) November 21, 2008
Cash	$1,954
Other current assets	51,619
Property and equipment	4,512
Other assets	43
Intangible assets	29,500
Goodwill	143,420

Total assets acquired	231,048

Current liabilities	10,283
Other liabilities	42,317
Non-current deferred taxes	11,210

Total liabilities assumed	63,810

Net assets acquired	$167,238

Genesys

On May 22, 2008, we closed the acquisition of Genesys SA (“Genesys”), a global conferencing service provider. At June 30, 2008 our ownership in Genesys was approximately 96.6%. In the third quarter of 2008, we acquired the remaining minority issued and outstanding shares and stock options of Genesys. Total acquisition costs, including transaction expenses, are expected to be approximately $321.3 million. We funded the acquisition with proceeds from an incremental term loan under our existing credit facility for $134.0 million ($126.2 million, net of fees), a $75.0 million multicurrency revolving credit facility ($72.6 million, net of fees) entered into by InterCall Conferencing Services Limited, a foreign subsidiary of InterCall, a draw of $45.0 million under our existing revolving credit facility and cash on hand.

The results of Genesys’ operations have been included in our consolidated financial statements in the Unified Communications segment since May 22, 2008.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at May 22, 2008. The finite-lived intangible assets are comprised of trade names, client relationships and technology. We are in the process of completing the valuation of certain intangible assets and purchase price allocation, therefore, the purchase price allocation is subject to refinement.

(Amounts in thousands) May 22, 2008
Cash	$7,451
Other current assets	53,347
Property and equipment	26,661
Deferred tax asset	19,133
Other assets	1,890
Intangible assets	118,171
Goodwill	169,429

Total assets acquired	396,082

Current liabilities	74,204
Other liabilities	559
Noncontrolling interest	2,213

Total liabilities assumed	76,976

Net assets acquired	$319,106

HBF

On April 1, 2008, West Corporation completed the acquisition of all the outstanding shares of HBF Communications Inc. (“HBF”), an Austin, Texas based company that provides emergency communication solutions to telecommunication providers and public safety organizations. The purchase price including transactions costs, net of cash received of $0.2 million, was approximately $19.0 million and was funded by cash on hand. Finite-lived intangible assets of client relationships, technology and a non-competition agreement totaling $5.9 million were assigned in the purchase price allocation as well as $17.2 million in related goodwill. The purchase allocation was based on the use of the cost, market and income approaches and was completed in 2008.

The results of HBF’s operations have been included in our consolidated financial statements in the Communication Services segment since April 1, 2008.

Omnium

On May 4, 2007, we completed the acquisition of all of the outstanding shares of Omnium Worldwide, Inc. (“Omnium”) pursuant to the Agreement and Plan of Merger, dated as of April 18, 2007, by and among West Corporation, Platte Acquisition Corp., a wholly owned subsidiary of West Corporation, and Omnium. The purchase price including transaction costs and working capital adjustment, net of cash received of $15.2 million, was approximately $127.1 million in cash and $11.6 million in Company equity (116,160 Class L shares and 929,280 Class A shares). We funded the acquisition with proceeds from the amended senior secured term loan facility and cash on hand. The results of Omnium’s operations have been included in our consolidated financial statements in the Communication Services segment since May 1, 2007.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

Omnium is a provider of revenue cycle management solutions to the insurance, financial services, communications and healthcare industries and of overpayment identification and claims subrogation to the insurance industry. Omnium utilizes proprietary technology, data models and business processes to improve its clients’ cash flows. Omnium also provides services of identifying and processing probate claims on behalf of credit grantors.

The following table summarizes the fair values of the assets acquired and liabilities assumed at May 1, 2007. The finite-lived intangible assets are comprised of trade names, client relationships and technology. The purchase allocation was based on the use of the cost, market and income approaches and completed in 2008.

(Amounts in thousands) May 1, 2007
Cash	$15,230
Other current assets	23,257
Property and equipment	10,262
Intangible assets	67,940
Goodwill	89,681

Total assets acquired	206,370

Current liabilities	31,855
Capital lease obligations	933
Non-current deferred taxes	20,297

Total liabilities assumed	53,085

Net assets acquired	$153,285

TeleVox

On March 1, 2007, we completed our acquisition of all of the outstanding shares of TeleVox Software, Incorporated (“TeleVox”) pursuant to the Agreement and Plan of Merger, dated as of January 31, 2007, by and among West Corporation, Ringer Acquisition Corp., a wholly owned subsidiary of West Corporation, and TeleVox. The purchase price, net of cash received of $5.2 million and transaction costs, was approximately $128.9 million in cash. We funded the acquisition with cash on hand and the proceeds from the amended senior secured term loan facility. The results of TeleVox’s operations have been included in our consolidated financial statements in the Communication Services segment since March 1, 2007.

TeleVox is a provider of automated messaging services to primarily the healthcare industry. TeleVox offers customer communication products, including message delivery, inbound inquiry, website design and hosting and secure online communication portals.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

The following table summarizes the fair values of the assets acquired and liabilities assumed at March 1, 2007. The finite-lived intangible assets are comprised of trade names, client relationships and technology. The purchase allocation was based on the use of the market and income approaches and completed in 2007.

(Amounts in thousands) March 1, 2007
Cash	$5,161
Other current assets	6,041
Property and equipment	1,012
Other long-term assets	5,053
Intangible assets	49,700
Goodwill	104,521

Total assets acquired	171,488

Current liabilities	14,966
Capital lease obligations	131
Other long-term liabilities	119
Non current deferred taxes	22,184

Total liabilities assumed	37,400

Net assets acquired	$134,088

CenterPost

On February 1, 2007, we completed our acquisition of all of the outstanding shares of CenterPost Communications, Inc. (“CenterPost”) pursuant to the Agreement and Plan of Merger, dated as of January 31, 2007, by and among West Corporation, Platinum Acquisition Corp., a wholly owned subsidiary of West Corporation, and CenterPost. The purchase price, net of cash received of $1.0 million and transaction costs, was approximately $22.2 million in cash. We funded the acquisition with cash on hand. The results of CenterPost’s operations have been included in our consolidated financial statements in the Unified Communications segment since February 1, 2007. On April 2, 2007 CenterPost changed its name to West Notifications Group, Inc. (“WNG”).

WNG is a provider of enterprise multi-channel solutions for automating communications between companies and their customers via voice, email, fax, wireless text and instant messaging. WNG’s solutions are designed to help companies acquire, care for, grow and retain customers by enabling frequent and relevant customer contact at a price-point that is superior to traditional methods. WNG provides services to some of the nation’s largest companies in industries such as travel & transportation, banking & financial services, health sciences and property & casualty insurance.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

The following table summarizes the fair values of the assets acquired and liabilities assumed at February 1, 2007. The purchase allocation was based on the use of the market and income approaches and completed in 2007. The finite-lived intangible assets are comprised of client relationships and technology.

(Amounts in thousands) February 1, 2007
Cash	$1,019
Other current assets	1,001
Property and equipment	464
Deferred tax asset	507
Intangible assets	5,950
Goodwill	16,436

Total assets acquired	25,377

Current liabilities	2,145

Total liabilities assumed	2,145

Net assets acquired	$23,232

Assuming the acquisitions of Positron, Genesys, HBF, Omnium, TeleVox and WNG occurred as of the beginning of the periods presented, our unaudited pro forma results of operations for the years ended December 31, 2008 and 2007 would have been, in thousands, as follows:

	2008	2007
Revenue	$2,416,246	$2,402,110
Net Income (Loss)—West Corporation	$12,693	$(20,248)
Earnings per common L share—basic	$12.78	$11.08
Earnings per common L share—diluted	$12.24	$10.68
Earnings per common A share—basic	$(1.30)	$(1.49)
Earnings per common A share—diluted	$(1.30)	$(1.49)

The pro forma results above are not necessarily indicative of the operating results that would have actually occurred if the acquisitions had been in effect on the dates indicated, nor are they necessarily indicative of future results of the combined companies.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

3. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents the activity in goodwill by reporting segment for the years ended December 31, 2008 and 2007, in thousands:

	Unified Communication	Communication Services	Consolidated
Balance at January 1, 2007	$551,873	$634,502	$1,186,375
Acquisitions	120,013	94,072	214,085
Impairment of a majority-owned subsidiary	—	(8,843)	(8,843)
Purchase accounting adjustments	(7,754)	(53,885)	(61,639)

Balance at December 31, 2007	664,132	665,846	1,329,978
Acquisitions	169,429	160,637	330,066
Purchase accounting adjustments	2,545	(4,392)	(1,847)
Foreign currency translation adjustment	(15,340)	—	(15,340)

Balance at December 31, 2008	$820,766	$822,091	$1,642,857

We allocated the excess of the Positron and Genesys purchase costs over the fair value of the assets acquired and other finite-lived intangible assets to goodwill based on preliminary estimates. We are in the process of completing the purchase price allocation and the valuation of certain intangible assets. The process of completing a purchase price allocation and intangible asset valuation involves numerous time consuming steps for information gathering, verification and review. We expect to finalize this process in 2009. Goodwill recognized for Positron and Genesys at December 31, 2008 is approximately $143.4 million and $154.1 million, respectively and not deductible for tax purposes.

During 2008 we completed the purchase price allocation for the Omnium acquisition. The results of the valuation of certain intangible assets required a reduction of $1.6 million to be allocated to finite-lived intangible assets and a corresponding increase to goodwill and a decrease in deferred taxes from what was previously estimated. Also, as a result of completing the valuation, the estimated useful economic lives of the finite-lived intangible assets were increased. The estimated increase (reduction) in amortization expense for the Omnium intangible assets in 2008 through 2012 is approximately ($5.7) million, ($8.5) million, ($2.2) million, $0.8 million and $1.4 million, respectively.

During 2007, we recorded an $8.8 million impairment charge to write-off the goodwill associated with our investment in a majority-owned subsidiary.

Factors Contributing to the Recognition of Goodwill

Factors that contributed to a purchase price resulting in goodwill, non-deductible for tax purposes, for the purchase of Positron included its position in a growing market and vertical expansion in the emergency communication infrastructure.

Factors that contributed to a purchase price resulting in goodwill, non-deductible for tax purposes, for the purchase of Genesys included its system synergies in the Unified Communications segment, the expansion of our global presence and margin expansion opportunities due to additional scale and cost savings opportunities.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

Factors that contributed to a purchase price resulting in goodwill, non-deductible for tax purposes, for the purchase of HBF included expansion of our public safety presence within the wireless and Voice-over-Internet Protocol (VoIP) market and margin expansion opportunities due to additional scale and cost savings opportunities.

Factors that contributed to a purchase price resulting in goodwill, non-deductible for tax purposes, for the purchase of Omnium, WNG and TeleVox included their respective positions in large and growing markets and margin expansion opportunities due to additional scale.

Other intangible assets

Below is a summary of the major intangible assets and weighted average amortization periods for each identifiable intangible asset, in thousands:

	As of December 31, 2008			Weighted Average Amortization Period (Years)
Intangible assets	Acquired Cost	Accumulated Amortization	Net Intangible Assets
Client Relationships	$466,884	$(190,177)	$276,707	9.0
Technology & Patents	84,808	(26,695)	58,113	10.7
Trade names	64,285	—	64,285	Indefinite
Trade names (finite lived)	8,360	(4,369)	3,991	5.5
Other intangible assets	9,924	(7,990)	1,934	5.7

Total	$634,261	$(229,231)	$405,030

	As of December 31, 2007			Weighted Average Amortization Period (Years)
Intangible assets	Acquired Cost	Accumulated Amortization	Net Intangible Assets
Client Relationships	$354,668	$(127,622)	$227,046	9.0
Technology & Patents	64,832	(19,214)	45,618	9.7
Trade names	54,285	—	54,285	Indefinite
Trade names (finite lived)	9,310	(3,157)	6,153	4.4
Other intangible assets	9,865	(6,560)	3,305	5.8

Total	$492,960	$(156,553)	$336,407

Amortization expense for finite-lived intangible assets was $73.4 million, $66.9 million and $36.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. Estimated amortization expense for the intangible assets acquired in all acquisitions for the next five years in millions is as follows:

2009	$67.8
2010	$57.3
2011	$45.8
2012	$37.9
2013	$32.8

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

The amount of other indefinite and finite-lived intangible assets recognized in the Positron acquisition is currently estimated to be approximately $29.2 million, net of amortization, and is comprised of client relationships and technology. These finite-lived intangible assets are being amortized over five to fourteen years based on a method that most appropriately reflects our expected cash flows from these assets. Amortization expense for the Positron finite-lived intangible assets was approximately $0.3 million in 2008.

The amount of other finite-lived intangible assets recognized in the Genesys acquisition is currently estimated to be approximately $89.6 million, net of amortization, and is comprised of trade names, client relationships and technology. These finite-lived intangible assets are being amortized over two to nine years based on a method that most appropriately reflects our expected cash flows from these assets. Amortization expense for the Genesys finite-lived intangible assets was approximately $18.5 million in 2008.

The amount of other finite-lived intangible assets recognized in the HBF acquisition is approximately $4.9 million, net of amortization, and is comprised of a non-compete agreement, client relationships and technology. These finite-lived intangible assets are being amortized over two to seven years based on a method that most appropriately reflects our expected cash flows from these assets. Amortization expense for the HBF finite-lived intangible assets was approximately $1.0 million in 2008.

The amount of other finite-lived intangible assets recognized in the Omnium acquisition is approximately $49.8 million, net of amortization, and is comprised of trade names, customer relationships, a non-compete agreement and technology. These finite-lived intangible assets are being amortized over three to eleven years based on a method that most appropriately reflects our expected cash flows from these assets. Amortization expense for the Omnium finite-lived intangible assets was approximately $8.6 million and $9.5 million in 2008 and 2007, respectively.

The amount of other finite-lived intangible assets recognized in the TeleVox acquisition is approximately $39.3 million, net of amortization, and is comprised of trade names, client relationships, non-compete agreements and technology. These finite-lived intangible assets are being amortized over five to twelve and one half years based on a method that most appropriately reflects our expected cash flows from these assets. Amortization expense for the TeleVox finite-lived intangible assets was approximately $3.5 million and $6.9 million in 2008 and 2007, respectively.

The amount of other finite-lived intangible assets recognized in the WNG acquisition is approximately $2.2 million, net of amortization, and is comprised of client relationships and technology. These finite-lived intangible assets are being amortized over six to ten years based on a method that most appropriately reflects our expected cash flows from these assets. Amortization expense for the WNG finite-lived intangible assets was approximately $0.5 million and $3.3 million in 2008 and 2007, respectively.

The intangible asset trade names for six acquisitions InterCall and ConferenceCall.com in 2003, Intrado and InPulse in 2006, TeleVox in 2007 and Positron in 2008 were determined to have an indefinite life based on management’s current intentions. If factors were to change that would indicate the need to assign a definite life to these assets, we will do so and commence amortization. We periodically assess the trade names value. This assessment is made using the relief-from-royalty method, under which the value of a trade name is determined based on a royalty that could be charged to a third party for using the trade name in question. The royalty, which is based on a reasonable rate applied against forecasted sales, is tax-effected and discounted to present value.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

Below is a summary of other intangible assets, at acquired cost, by reporting segment at December 31, 2008 and 2007, in thousands:

	Communication Services	United Communications	Corporate	Consolidated
As of December 31, 2008
Customer lists	$210,097	$256,787	$—	$466,884
Technology & Patents	53,973	30,454	381	84,808
Trade names	35,901	36,744	—	72,645
Other intangible assets	5,725	4,199	—	9,924

Total	$305,696	$328,184	$381	$634,261

As of December 31, 2007
Customer lists	$184,935	$169,733	$—	$354,668
Technology & Patents	51,992	12,630	210	64,832
Trade names	29,391	34,205	—	63,596
Other intangible assets	5,575	4,289	—	9,864

Total	$271,893	$220,857	$210	$492,960

4. PORTFOLIO RECEIVABLES

Changes in purchased receivable portfolios for the years ended December 31, 2008 and 2007, respectively, in thousands, were as follows:

	2008	2007
Beginning of period	$210,142	$149,657
Purchases, net of putbacks	45,403	127,412
Recoveries, including portfolio sales of $17,881 and $28,848	(171,612)	(212,624)
Revenue recognized	125,218	148,232
Portfolio allowances	(76,405)	(2,535)

Balance at end of period	132,746	210,142
Less: current portion	(64,204)	(77,909)

Portfolio receivables, net of current portion	$68,542	$132,233

Included in the portfolio receivables balances above are pools accounted for under the cost recovery method of $63.3 million and $10.3 million at December 31, 2008 and December 31, 2007, respectively.

We recorded a $76.4 million and $2.5 million reduction in revenue in our Communication Services segment as an allowance for impairment of purchased accounts receivable during 2008 and 2007, respectively. This impairment was due to reduced liquidation rates on existing portfolios which we believe was associated with weaker economic conditions for consumers. The valuation allowance was calculated in accordance with SOP 03-3 which requires that a valuation allowance be taken for decreases in expected cash flows or a change in timing of cash flows which would otherwise require a reduction in the stated yield on a portfolio pool. The following presents the change in the portfolio allowance of portfolio receivables, in thousands:

	2008	2007
Beginning of period balance	$2,535	$—
Additions	76,405	2,535
Recoveries	—	—

Balance at end of period	$78,940	$2,535

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

5. PROPERTY AND EQUIPMENT

Property and equipment, at cost, in thousands, consisted of the following:

	December 31,
	2008	2007
Land and improvements	$7,373	$7,356
Buildings	95,489	93,339
Telephone and computer equipment	630,349	561,326
Office furniture and equipment	67,007	62,441
Leasehold improvements	89,406	84,610
Construction in progress	28,764	18,386

	$918,388	$827,458

We lease certain land, buildings and equipment under operating leases which expire at varying dates through July 2024. Rent expense on operating leases was approximately $50.4 million, $41.7 million and $34.4 million for the years ended December 31, 2008, 2007 and 2006, respectively, exclusive of related-party lease expense. On all real estate leases, we pay real estate taxes, insurance and maintenance associated with the leased sites. Certain of the leases offer extension options ranging from month-to-month to five years.

Future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more, in thousands, are as follows:

	Non-Related Party Operating Leases	Related-Party Operating Lease	Total Operating Leases
Year Ending December 31,
2009	29,741	688	30,429
2010	27,114	731	27,845
2011	16,492	731	17,223
2012	11,291	731	12,022
2013	8,421	731	9,152
2014 and thereafter	47,747	487	48,234

Total minimum obligations	$140,806	$4,099	$144,905

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

6. ACCRUED EXPENSES

Accrued expenses, in thousands, consisted of the following as of:

	December 31, 2008	December 31, 2007
Accrued wages	$72,405	$56,463
Deferred revenue	62,631	23,574
Interest payable	36,084	36,900
Accrued other taxes (non-income related)	31,078	17,921
Interest rate hedge position	24,930	15,970
Accrued settlements	20,479	21,244
Accrued acquisition costs	19,000	—
Accrued employee benefit costs	15,845	13,745
Accrued phone	15,213	21,949
Customer deposits	5,617	4,444
Other current liabilities	40,640	32,834

	$343,922	$245,044

7. PORTFOLIO NOTES PAYABLE

Our portfolio notes payable, in thousands, consisted of the following as of:

	December 31,
	2008	2007
Non-recourse portfolio notes payable	$88,477	$120,311
Less current maturities	77,308	77,219

Portfolio notes payable, net of current portion	$11,169	$43,092

We historically have maintained through majority-owned subsidiaries receivables management asset financing facilities with affiliates of Cargill, Inc. and CarVal Investors, LLC (the “Portfolio Lenders”). Each Portfolio lender is a non-controlling interest holder in the applicable majority-owned subsidiary. Pursuant to these agreements, we have borrowed up to 85% of the purchase price of each receivables portfolio purchased from the lender and funded the remaining purchase price. Interest generally accrues on the outstanding debt at a variable rate of 2.75% over prime. The debt is non-recourse and collateralized by all of the assets of the applicable majority-owned subsidiary, including receivable portfolios within a loan series. Each loan series contains a group of portfolio asset pools that had an aggregate original principal amount of approximately $20 million. These notes mature in 24 to 30 months from the date of origination. At December 31, 2008, we had $85.7 million of non-recourse portfolio notes payable outstanding under these facilities, compared to $120.3 million outstanding at December 31, 2007.

On May 21, 2008, we entered into a series of agreements with TOGM, LLC (“TOGM”) pursuant to which TOGM would finance up to 80% of the purchase price of selected receivables portfolios. Interest generally accrues on the outstanding debt at a variable rate of 3.5% over prime. In December 2008, the parties executed a note with a fixed rate of 8.5%. The debt is non-recourse and collateralized by all of the assets of the applicable majority-owned subsidiary, including receivable portfolios within a loan series. Each loan series contains a group

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

of portfolio asset pools that provide for an aggregate original principal amount of approximately $10 million. These notes mature in 24 months from the date of origination. At December 31, 2008, there was $2.8 million outstanding under the West Receivables credit agreement bearing a blended interest rate of 7.5%. TOGM’s shareholders are Mary and Gary West who collectively own approximately 22% of West Corporation.

Interest expense on all portfolio notes payable in 2008, 2007 and 2006 was $8.4 million, $11.1 million and $5.7 million, respectively.

8. RELATED PARTIES

Management Services: Affiliates of Thomas H. Lee Partners, L.P. and Quadrangle Group LLC provide management and advisory services pursuant to management services agreements entered into in connection with the consummation of the recapitalization. The fees for services and expenses were $4.2 million, $4.1 million and $1.0 million in 2008, 2007, and 2006, respectively. In addition, in consideration for financial advisory services and capital structure analysis services rendered in connection with the recapitalization, affiliates of Thomas H. Lee Partners, L.P. and Quadrangle Group LLC received an aggregate transaction fee of $40.0 million in 2006.

Lease: We lease certain office space owned by a partnership whose partners own approximately 22% of our common stock at December 31, 2008. Related party lease expense was approximately $0.7 million each year for the years ended December 31, 2008, 2007 and 2006. The lease expires in 2014.

Portfolio Receivable Financing: As discussed in Note 7, Portfolio Notes Payable, on May 21, 2008, we entered into a series of agreements with TOGM, LLC (“TOGM”) pursuant to which TOGM would finance up to 80% of the purchase price of selected receivables portfolios. TOGM’s shareholders are Mary and Gary West who collectively own approximately 22% of West Corporation.

9. LONG-TERM OBLIGATIONS

Long-term obligations, in thousands, consist of the following:

	December 31,
	2008	2007
Senior Secured Term Loan Facility, due 2013	$2,485,432	$2,376,380
Senior Secured Revolving Credit, due 2012	224,043	—
Multi currency revolving credit facility, due 2011	48,175	—
9.5% Senior Notes, due 2014	650,000	650,000
11% Senior Subordinated Notes, due 2016	450,000	450,000

	3,857,650	3,476,380

Less: current maturities	25,283	23,943

Long-term obligations	$3,832,367	$3,452,437

Interest expense during 2008, 2007 and 2006 on these long-term obligations was approximately $298.9 million, $307.6 million, and $89.3 million, respectively.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

Future maturities of long-term debt, in thousands, at December 31, 2008 were:

Year	Amount
2009	$25,283
2010	$25,283
2011	$73,458
2012	$249,326
2013	$2,384,300
Thereafter	$1,100,000

Senior Secured Term Loan Facility

The $2,534.0 million senior secured term loan facility and $250 million senior secured revolving credit facility bear interest at variable rates. The senior secured term loan facility requires annual principal payments of approximately $25.3 million, paid quarterly, with a balloon payment on the maturity date, October 24, 2013, of approximately $2,365.3 million. The senior secured term loan facility pricing is based on the Company’s corporate debt rating and the grid ranges from 2.125% to 2.75% for LIBOR rate loans (LIBOR plus 2.375% at December 31, 2008), and from 1.125% to 1.75% for base rate loans (Base Rate plus 1.375% at December 31, 2008), except for the $134.0 million term loan expansion, which is priced at LIBOR plus 5.0%, and Base Rate plus 4.0% for base rate loans. The LIBOR rate has a floor at 3.50%.

The senior secured credit facilities include certain customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under the Employee Retirement Income Security Act of 1974, material judgments, the invalidity of material provisions of the documentation with respect to the senior secured credit facilities, the failure of collateral under the security documents for the senior secured credit facilities, the failure of the senior secured credit facilities to be senior debt under the subordination provisions of certain of the Company’s subordinated debt and a change of control of the Company. If an event of default occurs, the lenders under the senior secured credit facilities will be entitled to take certain actions, including the acceleration of all amounts due under the senior secured credit facilities and all actions permitted to be taken by a secured creditor.

The Company may request additional tranches of term loans or increases to the revolving credit facility in an aggregate amount not to exceed $279.6 million including the aggregate amount of $48.6 million of principal payments previously made in respect of the term loan facility. The availability of such additional tranches of term loans or increases to the revolving credit facility is subject to the absence of any default and pro forma compliance with financial covenants and, among other things, the receipt of commitments by existing or additional financial institutions.

First Amendment

In February 2007, we amended the senior secured term loan facility. The general terms of the amendment included interest rate repricing based on our debt rating, expansion of the loan facility by $165.0 million to $2,265.0 million.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

Second Amendment

In May 2007, West Corporation, Omnium Worldwide, Inc., a subsidiary of West (“Omnium”), as borrower and guarantor, and Lehman Commercial Paper Inc. (“Lehman”), as administrative agent, entered into Amendment No. 2 (the “Second Amendment”). The general terms of the Second Amendment included an incremental $135.0 million tranche of the senior secured term loan facility. After the incremental borrowing, the aggregate loan facility is $2,400.0 million. In connection with the Second Amendment, Omnium delivered a Supplement to the Guaranty Agreement, dated as of October 24, 2006, and a Supplement to the Security Agreement, dated as of October 24, 2006, which supplements work to, among other things, include Omnium as a guarantor of the obligations and a grantor of a security interest, respectively, under the Credit Agreement.

Third Amendment

In May 2008, West and InterCall, Inc., a West subsidiary (“InterCall”), entered into Amendment No. 3 (the “Third Amendment”) to our senior secured credit agreement. The terms of the Third Amendment include an expansion of the term loan credit facility by $134.0 million in incremental term loans. After the expansion of the term loan credit facility, the aggregate facility is $2,534.0 million. The pricing of this debt is Base Rate (as defined in the senior secured term loan facility) or LIBOR (with a floor of 3.5%) plus margin of 4.0% for Base Rate loans and 5.0% for LIBOR loans. The incremental term loan includes call protection for voluntary or mandatory prepayment or scheduled repayment during the first two years following the borrowing date (5.0% premium during the first year and 2.0% premium during the second year). The estimated effective interest rate for this add-on to the term loan facility is approximately 9.5%. After the expansion of the term loan credit facility, the aggregate facility is $2,534.0 million. The effective annual interest rate, inclusive of debt amortization costs, on the senior secured term loan facility for 2008 and 2007 was 6.56% and 8.03%, respectively.

Senior Secured Revolving Credit Facility

The senior secured revolving credit facility pricing is based on the Company’s total leverage ratio and the grid ranges from 1.75% to 2.50% for LIBOR rate loans (LIBOR plus 2.0% at December 31, 2008), and the margin ranges from 0.75% to 1.50% for base rate loans (Base Rate plus 1.0% at December 31, 2008). The Company is required to pay each lender a commitment fee of 0.50% in respect of any unused commitments under the senior secured revolving credit facility. The commitment fee in respect of unused commitments under the senior secured revolving credit facility is subject to adjustment based upon our total leverage ratio.

Multicurrency revolving credit facility

In May 2008, InterCall Conferencing Services Limited, a foreign subsidiary of InterCall (“ICSL”), entered into a $75.0 million multicurrency revolving credit facility to partially finance the acquisition of Genesys, related fees and expenses and for general corporate purposes. The credit facility is secured by substantially all of the assets of ICSL and is not guaranteed by West or any of its domestic subsidiaries. The credit facility matures May 16, 2011 with two one-year additional extensions available upon agreement with the lenders. Interest on the facility is variable based on the leverage ratio of the foreign subsidiary and the margin ranges from 2.0% to 2.75% over the selected optional currency LIBOR (Sterling or Dollar/EURIBOR (Euro)) (subject to an upward adjustment of up to 0.5% in connection with the syndication of the facility). In September 2008, as permitted based on market conditions, the agreement was amended to increase the margin by 0.375%, as permitted based on market conditions, increasing the margin range to 2.375% to 3.125%. The margin at December 31, 2008 was 2.75%. This facility may rise above $75.0 million due to currency fluctuations and has pay down requirements to

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

$75.0 million at interest reset dates. The credit facility also includes a commitment fee of 0.5% on the unused balance and certain financial covenants which include a maximum leverage ratio, a minimum interest coverage ratio and a minimum revenue test.

Senior Notes

The senior notes consist of $650.0 million aggregate principal amount of 9.5% senior notes due 2014. Interest is payable semiannually. The senior notes contain covenants limiting, among other things, the Company’s ability and the ability of the Company’s restricted subsidiaries to: incur additional debt or issue certain preferred shares; pay dividends on or make distributions in respect of the Company’s capital stock or make other restricted payments; make certain investments; sell certain assets; create liens on certain assets to secure debt; consolidate, merge, sell, or otherwise dispose of all or substantially all of the Company’s assets; enter into certain transactions with the Company’s affiliates; and designate the Company’s subsidiaries as unrestricted subsidiaries.

At any time prior to October 15, 2010, the Company may redeem all or a part of the senior notes, at a redemption price equal to 100% of the principal amount of senior notes redeemed plus the applicable premium, outlined below, and accrued and unpaid interest and all additional interest then owing pursuant to the applicable registration rights agreement, if any, to the date of redemption, subject to the rights of holders of senior notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after October 15, 2010, the Company may redeem the senior notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount of the senior notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the applicable date of redemption, subject to the right of holders of senior notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on October 15 of each of the years indicated below:

Year	Percentage
2010	104.750
2011	102.375
2012 and thereafter	100.000

In addition, until October 15, 2009, the Company may, at its option, on one or more occasions redeem up to 35% of the aggregate principal amount of senior notes issued by it at a redemption price equal to 109.50% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the applicable date of redemption, subject to the right of holders of senior notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more equity offerings; provided that at least 65% of the sum of the aggregate principal amount of senior notes originally issued under the senior indenture and any additional notes issued under the senior indenture after the issue date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such equity offering.

Senior Subordinated Notes

The senior subordinated notes consist of $450.0 million aggregate principal amount of 11% senior subordinated notes due 2016. Interest is payable semiannually. The senior subordinated indenture contains covenants limiting, among other things, the Company’s ability and the ability of the Company’s restricted

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

subsidiaries to: incur additional debt or issue certain preferred shares; pay dividends on or make distributions in respect of the Company’s capital stock or make other restricted payments; make certain investments; sell certain assets; create liens on certain assets to secure debt; consolidate, merge, sell, or otherwise dispose of all or substantially all of the Company’s assets; enter into certain transactions with the Company’s affiliates; and designate the Company’s subsidiaries as unrestricted subsidiaries.

At any time prior to October 15, 2011, the Company may redeem all or a part of the senior subordinated notes at a redemption price equal to 100% of the principal amount of senior subordinated notes redeemed plus the applicable premium, outlined below, and accrued and unpaid interest to the date of redemption, subject to the rights of holders of senior subordinated notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after October 15, 2011, the Company may redeem the senior subordinated notes in whole or in part, at the redemption prices (expressed as percentages of principal amount of the senior subordinated notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the applicable date of redemption, subject to the right of holders of senior subordinated notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on October 15 of each of the years indicated below:

Year	Percentage
2011	105.500
2012	103.667
2013	101.833
2014 and thereafter	100.000

In addition, until October 15, 2009, the Company may, at its option, on one or more occasions redeem up to 35% of the aggregate principal amount of senior subordinated notes issued by it at a redemption price equal to 111% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the applicable date of redemption, subject to the right of holders of senior subordinated notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more equity offerings (as defined in the senior subordinated indenture); provided that at least 65% of the sum of the aggregate principal amount of senior subordinated notes originally issued under the senior subordinated indenture and any additional notes issued under the senior subordinated indenture after the issue date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such equity offering.

The Company and its subsidiaries, affiliates or significant shareholders may from time to time, in their sole discretion, purchase, repay, redeem or retire any of the Company’s outstanding debt or equity securities (including any publicly issued debt or equity securities), in privately negotiated or open market transactions, by tender offer or otherwise.

Interest Rate Protection

In October 2006 we entered into a three-year interest rate swap to hedge the cash flows from our variable rate debt, which effectively converted the hedged portion to fixed rate debt on our outstanding senior secured term loan facility. In August 2007 we entered into an additional two-year interest rate swap with the same objective of converting the hedged portion to fixed rate debt. In August and September 2008 we entered into

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

three additional three-year interest rate swaps with the same objective of converting the hedged portion to fixed rate debt. The initial assessments of hedge effectiveness were performed using regression analysis. The periodic measurements of hedge ineffectiveness are performed using the change in variable cash flows method.

At December 31, 2008, our gross fair value liability position was approximately $56.4 million compared to $16.0 million at December 31, 2007.

The following chart summarizes interest rate hedge transactions, in thousands, effective during 2008 and 2007:

Accounting Method	Effective Dates	Nominal Amount	Fixed Interest Rate	Status
Change in variable cash flow	10/24/07 – 10/24/08	$700,000	5.0% – 5.01%	Outstanding
Change in variable cash flow	10/24/08 – 10/24/09	$600,000	5.0% – 5.01%	Outstanding
Change in variable cash flow	8/28/07 – 8/28/09	$120,000	4.81% – 4.815%	Outstanding
Change in variable cash flow	8/29/08 – 8/29/11	$200,000	3.532%	Outstanding
Change in variable cash flow	9/29/08 – 8/29/11	$150,000	3.441%	Outstanding
Change in variable cash flow	9/29/08 – 8/29/11	$250,000	3.38%	Outstanding

In accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, these cash flow hedges are recorded at fair value with a corresponding entry, net of taxes, recorded in other comprehensive income until earnings are affected by the hedged item.

In September and October 2008 the counterparty to two of our interest rate swaps, Lehman Brothers Special Financing Inc. (“LBSF”), and its parent and credit support provider, Lehman Brothers Holdings Inc., each filed for bankruptcy. Based on these bankruptcy filings we believe that these cash flow hedges no longer qualify for hedge accounting. Therefore, the change in fair value from June 30, 2008, the last time these hedges were determined to be effective, and the fair value of these hedges at December 31, 2008, was $12.5 million and recorded as interest expense. Subsequent changes in fair value of these two hedges will also be recorded in earnings. At June 30, 2008, the Other Comprehensive Loss associated with one of these hedges was $3.3 million. The associated Other Comprehensive Loss for this hedge will be reclassified into earnings over the remaining life of the hedge which terminates on October 24, 2009. During the six months ended December 31, 2008, $2.0 million of Other Comprehensive Loss and the related deferred income tax asset was reclassified and recorded as interest expense.

In August 2008 we entered into a one-year interest rate basis swap overlay to reduce interest expense by taking advantage of the risk premium between the one-month LIBOR and the three-month LIBOR. We placed the basis overlay swaps on certain swaps entered into in October 2006 and August 2007. The basis swap overlay leaves the existing interest rate swaps intact and executes a basis swap whereby our three-month LIBOR payments on the basis swap are offset by the existing swap and we receive one-month LIBOR payments ranging from LIBOR plus 10.5 basis points to 12.75 basis points. The termination dates and notional amounts match the interest rate swaps noted above. The initial measurement assessment of hedge effectiveness was performed using regression analysis. At December 31, 2008, our gross fair value liability position on the interest rate basis swap overlay was approximately $3.2 million which we recorded as interest expense during 2008 which represents the amount that these basis swaps were determined to be ineffective.

We experienced no ineffectiveness on any of our interest rate swaps during 2007.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

10. INCOME TAXES

Components of income tax expense, in thousands, were as follows:

	Year Ended December 31,
	2008	2007	2006
Current income tax expense:
Federal	$4,058	$1,296	$44,865
State	3,521	2,695	2,992
Foreign	30,598	11,740	8,348

	38,177	15,731	56,205

Deferred income tax expense (benefit):
Federal	(12,892)	(7,973)	8,876
State	(1,359)	(944)	424
Foreign	(12,195)	—	—

	(26,446)	(8,917)	9,300

Total income tax expense	$11,731	$6,814	$65,505

A reconciliation of income tax expense computed at statutory tax rates compared to effective income tax rates was as follows:

	Year Ended December 31,
	2008	2007	2006
Statutory rate	35.0%	35.0%	35.0%
Non-deductible recapitalization expenses	0.0%	4.3%	9.7%
Valuation allowance addition (reversal)	0.0%	-8.3%	1.7%
State income taxes, net of Federal benefit	7.8%	6.4%	1.3%
Federal tax credits	-6.7%	-9.2%	-1.0%
Uncertain tax positions	0.4%	5.5%	0.7%
Effect of deferred tax rate change	0.0%	8.8%	0.0%
Minority interest in net income	2.5%	-19.5%	-3.8%
Other	1.2%	1.6%	-0.1%

	40.2%	24.6%	43.5%

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

Significant temporary differences between reported financial and taxable earnings that give rise to deferred tax assets and liabilities, in thousands, were as follows:

	Year Ended December 31,
	2008	2007
Deferred income tax assets:
Net operating loss carryforwards	$154,106	$77,456
Accrued expenses	33,571	11,762
Tax credits	15,587	17,977
Interest rate hedge activities	14,749	5,810
Benefit plans	7,609	3,666
Reserves not currently deductible for tax purposes	4,406	4,736
Allowance for doubtful accounts	2,846	2,139
Other	902	1,274

Gross deferred income tax assets	233,776	124,820

Less valuation allowance	(100,676)	(31,974)

Total deferred income tax assets	$133,100	$92,846

Deferred tax liabilities:
Acquired intangibles amortization	$131,265	$107,265
Excess tax depreciation over financial depreciation	20,517	18,070
Cost recovery	(7,284)	13,406
International earnings	7,412	4,684
Prepaid expenses	4,927	5,897
Foreign currency translation	725	580

Total deferred tax liabilities	157,562	149,902

Net deferred tax liability	$24,462	$57,056

Deferred tax assets / liabilities included in the balance sheet are:
Deferred income taxes receivable	$52,647	$33,718
Deferred income taxes payable	77,109	90,774

Net deferred income taxes	$24,462	$57,056

At December 31, 2008, the Company had federal and foreign net operating loss (“NOL”) carryforwards in the amount of $403.0 million which resulted in a net deferred tax asset of $57.8 million which is available to reduce future taxes in the U.S. and France. The NOL carryforwards are all attributable to acquired companies. In connection with the Genesys and Positron acquisitions, we assumed NOL’s of approximately $245.4 million. The Genesys NOL includes $131.7 million from the U.S. and $96.5 million from France. The use of the entire Genesys U.S. NOL carryforward is subject to limitations under Internal Revenue Code Section 382 and a valuation allowance is recorded against this entire amount. A valuation allowance of $22.6 million has been recorded against the French NOL based on expected utilization. As a result of these valuation allowances the Company believes that $160.2 million of the $403.0 million in NOLs will be utilized to offset future taxable income. The valuation allowance, which reduces deferred tax assets to an amount that will more likely than not be realized, is $100.7 million at December 31, 2008. Our valuation allowance increased $68.7 million in 2008. We also have tax credit carryforwards of $15.6 million, related to general business credits and foreign tax credits that can be offset against federal income tax in future years. The foreign tax credits can be carried forward for ten

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

years from the date of origin and the general business credits can be carried forward for twenty years from the date of origin. The foreign tax credits will begin expiring in 2017 and the general business credits will begin expiring in 2023.

We are still in the measurement period for both Genesys and Positron acquisitions and in the process of obtaining all the pertinent factors in order to determine if the provisional amounts recognized for income taxes for the year ended December 31, 2008 may need to be revised based upon the facts and circumstances that existed at the acquisition date, that if known, would have resulted in the recognition of those assets or liabilities as of that date.

In 2008, 2007, and 2006, income tax benefits attributable to employee stock option transactions and distributions from the Executive Retirement Savings Plan of $0 million, $0 million and $50.8 million, respectively were allocated to shareholders’ equity.

In preparing our tax returns, we are required to interpret complex tax laws and regulations. On an ongoing basis, we are subject to examinations by federal and state tax authorities that may give rise to different interpretations of these complex laws and regulations. The number of tax years that remain open and subject to tax audits varies depending upon the tax jurisdiction. Our major taxing jurisdictions include the U.S., United Kingdom and France. The IRS initiated its audit of our U.S. income tax returns for 2005 and 2006 tax years in the second quarter of 2008. The audit is progressing and we reasonably estimate the timing or the change in unrecognized tax benefits from the resolution of any matters resulting from the audit of our consolidated Financial Statements. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. At year-end, we believe the aggregate amount of any additional tax liabilities that may result from these examinations, if any, will not have a material adverse effect on our financial condition, results of operations or cash flows.

On January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. After the adoption of FIN 48, we have total liabilities for unrecognized tax benefits of $14.0 million. Of this amount, $4.0 million was recorded as a decrease to beginning retained deficit for the cumulative effect of adopting FIN 48. In addition we classified certain tax liabilities for unrecognized tax benefits, as well as related potential interest and penalties, from current liabilities to long-term liabilities.

The following summarizes the activity related to our unrecognized tax benefits in 2008 and 2007, in thousands:

Balance January 1, 2007	$13,968
Increases for positions taken in current year	542
Increases for positions taken in prior years	482
Increases for interest and penalties	1,214
Expiration of the statute of limitations for the assessment of taxes	(198)

Balance at December 31, 2007	16,008
Increases for positions taken in current year	374
Increases for positions taken in prior years	997
Decrease due to settlements with taxing authorities	(1,668)
Expiration of the statute of limitations for the assessment of taxes	(313)

Balance at December 31, 2008	$15,398

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

Included in the unrecognized tax benefits at December 31, 2008 was $11.0 million of tax benefits that, if recognized, would affect our effective tax rate. We recognize interest related to unrecognized tax benefits and penalties as income tax expense. During 2008, we accrued approximately $1.0 million for interest and no additional penalties related to these unrecognized tax benefits. At December 31, 2008, the aggregate recorded liability for interest and potential penalties is $4.8 million and $1.0 million, respectively. We do not expect our unrecognized tax benefits to change significantly over the next twelve months.

11. FAIR VALUE DISCLOSURES

Effective January 1, 2008, we adopted Financial Accounting Standards Board SFAS No. 157, Fair Value Measurements (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157:

•

Defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and

•	Establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

•	Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which delayed for one year the applicability of SFAS 157’s fair value measurements to certain nonfinancial assets and liabilities. The Company adopted SFAS 157 in 2008, except as it applies to those nonfinancial assets and liabilities affected by the one-year delay.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value.

Trading Securities (Asset): The assets held in the West Corporation Executive Retirement Savings Plan and the West Corporation Non-qualified Deferred Compensation Plan include mutual funds, invested in debt and equity securities, classified as trading securities in accordance with Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities, considering the employee’s ability to change the investment allocation of their deferred compensation at any time. Quoted market prices are available for these securities in an active market; therefore, the fair value of these securities is determined by Level 1 inputs.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

Trading Securities (Liability): The underlying obligation for the mutual funds invested in debt and equity securities in the West Corporation Executive Retirement Savings Plan and the West Corporation Non-qualified Deferred Compensation Plan are classified as trading securities in accordance with Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities, considering the employee’s ability to change the investment allocation of their deferred compensation at any time. Quoted market prices are available for these securities in an active market; therefore, the fair value of these securities is determined by Level 1 inputs.

Interest rate swaps: The effect of the interest rate swaps (cash flow hedges) is to change a variable rate debt obligation to a fixed rate for that portion of the debt that is hedged. We record the interest rate swaps at fair value. The fair value of the interest rate swaps is based on a model whose inputs are observable; therefore, the fair value of these interest rate swaps is based on a Level 2 input.

Assets and liabilities at December 31, 2008 measured at fair value on a recurring basis, in thousands, are summarized below:

Description	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets/ Liabilities at Fair Value
Assets
Trading securities	$10,765	$10,765	$—	$—	$10,765

Total assets at fair value	$10,765	$10,765	$—	$—	$10,765

Liabilities
Trading securities	$10,765	$10,765	$—	$—	$10,765
Interest rate swaps	56,409	—	56,409	—	56,409

Total liabilities at fair value	$67,174	$10,765	$56,409	$—	$67,174

Effective January 1, 2008, we also adopted SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 allows any entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. We elected not to adopt the fair value option for certain financial instruments.

The fair value of our senior secured term loan facility, 9.5% senior notes and 11% senior subordinated notes based on market quotes at December 31, 2008 was approximately $2,132.6 million compared to the carrying amount of $3,585.4 million.

12. OFF–BALANCE SHEET ARRANGEMENTS

We utilize standby letters of credit to support primarily workers’ compensation policy requirements and certain operating leases. Performance obligations of Intrado and Positron are supported by performance bonds and letters of credit. These obligations will expire at various dates through April 2013 and are renewed as required. The outstanding commitments on these obligations at December 31, 2008 and 2007 were $17.1 million and $9.9 million, respectively.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

13. EMPLOYEE BENEFITS AND INCENTIVE PLANS

Qualified Retirement Plan

We have a multiple employer 401(k) plan, which covers substantially all employees twenty-one years of age or older who will also complete a minimum of 1,000 hours of service in each calendar year. Under the plan, we match 50% of employees’ contributions up to 14% of their gross salary or the statutory limit which ever is less if the employee satisfies the 1,000 hours of service requirement during the calendar year. Our matching contributions vest 25% per year beginning after the second service anniversary date. The matching contributions are 100% vested after the employee has attained five years of service. Total employer contributions under the plan were approximately $6.9 million, $6.7 million and $5.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Non-Qualified Retirement Plans

We maintain a grantor trust under the West Corporation Executive Retirement Savings Plan (“Trust”). The principal of the Trust and any earnings thereon shall be held separate and apart from our other funds and shall be used exclusively for the uses and purposes of plan participants and general creditors. Participation in the Trust is voluntary and is restricted to highly compensated individuals as defined by the Internal Revenue Service. We will match 50% of employee contributions, limited to the same maximums and vesting terms as those of the 401(k) plan. Our total contributions under the plan for the years ended December 31, 2008, 2007 and 2006 were approximately $1.8 million, $1.4 million and $1.5 million, respectively. Assets under the Trust at December 31, 2008 and 2007 were $9.6 million and $9.4 million, respectively.

Effective January 2003, we established our Nonqualified Deferred Compensation Plan (as amended and restated effective January 1, 2008, the “Deferred Compensation Plan”). Pursuant to the terms of the Deferred Compensation Plan, eligible management, non-employee directors or highly compensated employees may elect to defer a portion of their compensation and have such deferred compensation invested in the same investments made available to participants of the 401(k) plan or in notional Equity Strips. We match a percentage of any amounts invested in notional equity strips (50% during 2008, 2007 and 2006). Such matched amounts are subject to 20% vesting each year. All matching contributions are 100% vested five years after the later of January 1, 2007 or, if later, the date the executive first participates in the Deferred Compensation Plan. Amounts deferred under the Deferred Compensation Plan and any earnings credited there under shall be held separate and apart from our other funds, but remain subject to claims by the Company’s general creditors. Our total contributions for the years ended December 31, 2008, 2007 and 2006 under the plan were approximately $1.5 million, $2.3 million and $2.0 million, respectively. Assets under the Deferred Compensation Plan at December 31, 2008 and 2007 were $15.7 million and $12.6 million, respectively.

2006 Executive Incentive Plan

In October 2006, the board of directors approved the 2006 Executive Incentive Plan (“EIP”). The EIP was established to advance the interests of the Company and its affiliates by providing for the grant to participants of stock-based and other incentive awards. Awards under the EIP are intended to align the incentives of the Company’s executives and investors and to improve the performance of the Company. The administrator will select participants from among those key employees and directors of and consultants and advisors to, the Company or its affiliates who, in the opinion of the administrator, are in a position to make a significant contribution to the success of the Company and its affiliates. A maximum of 359,986 Equity Strips (each comprised of eight shares of Class A Common and one share of Class L Common), in each case pursuant to rollover options, are authorized to be delivered in satisfaction of rollover option awards under the Plan. In addition, an aggregate maximum of 11,276,291 shares of Class A Common may be delivered in satisfaction of other awards under the Plan.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

In general, stock options granted under the EIP become exercisable over a period of five years, with 20% of the stock option becoming exercisable at the end of each year. Once an option has vested, it generally remains exercisable until the tenth anniversary of the date of grant. In the case of a normal termination, the awards will remain exercisable for the shorter of (i) the one-year period ending with the first anniversary of the participant’s normal termination or (ii) the period ending on the latest date on which such award could have been exercised.

Stock option activity under the 2006 EIP for the years ended December 31, 2008 and 2007 and for the partial year ended December 31, 2006 is set forth below:

	Options Available for Grant	Options Outstanding
		Number of Shares	Weighted Average Exercise Price
Balance at January 1, 2006	—	—	$—
2006 Executive Incentive Plan options approved	3,075,347	—	—
Granted	(2,530,000)	2,530,000	1.64

Balance at December 31, 2007	545,347	2,530,000	1.64
Granted	(227,500)	227,500	1.64
Canceled	301,000	(301,000)	1.64
Exercised	—	(32,000)	1.64

Balance at December 31, 2007	618,847	2,424,500	$1.64
Granted	(395,000)	395,000	6.36
Canceled	281,000	(281,000)	2.27
Exercised	—	(15,000)	1.64

Balance at December 31, 2008	504,847	2,523,500	$2.26

At December 31, 2008, we expect that 80% of options granted will vest over the vesting period.

At December 31, 2008, the intrinsic value of vested options was approximately $1.6 million.

Executive Management Rollover Options

	Options Available for Grant	Options Outstanding
		Number of Shares	Weighted Average Exercise Price
Balance at January 1, 2006	—	—	$—
Class A and L equity strip options available for roll over	3,239,738	—	—
Class A and L equity strip options granted	(3,239,721)	3,239,721	33.47

Balance at December 31, 2006	17	3,239,721	33.47
Granted	—	—	—
Canceled	—	—	—
Exercised	—	—	—

Balance at December 31, 2007	17	3,239,721	33.47
Granted	—	—	—
Canceled	—	(17,955)	33.00
Exercised	—	—	—

Balance at December 31, 2008	17	3,221,766	$33.48

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

An Equity Strip is comprised of eight options of Class A stock and one option of Class L Stock.

The rollover options are fully vested and none were exercised during 2008, 2007 or 2006.

The following table summarizes the information on the options granted under the EIP at December 31, 2008:

Outstanding				Exercisable
Range of Exercise Prices	Number of Options	Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 1.64	2,193,500	7.95	$1.64	832,000	$1.64
6.36	330,000	9.08	6.36	—	—

$1.64 - $6.36	2,523,500	8.10	$2.26	832,000	$1.64

The following table summarizes the information on the Class A and L equity strip options granted under the EIP at December 31, 2008:

Outstanding and Exercisable
Range of Exercise Prices	Number of Options	Average Remaining Contractual Life (years)	Weighted Average Exercise Price
$ 33.00	2,859,354	3.9	$33.00
34.01	79,380	4.0	34.01
38.15	283,032	3.9	38.15

$33.00 - $38.15	3,221,766	3.9	$33.48

The aggregate intrinsic value of these options at December 31, 2008 was approximately $28.3 million.

	2008	2007
Risk-free interest rate	3.07%	4.65%
Dividend yield	0.0%	0.0%
Expected volatility	28.0%	98.0%
Expected life (years)	4.0	4.0

At December 31, 2008 and 2007 there was approximately $1.9 million and $2.2 million of unrecorded and unrecognized compensation cost related to unvested share based compensation under the EIP, respectively. No share-based compensation was recorded for the management rollover options as these options were fully vested prior to the recapitalization which triggered the rollover event.

The Company accounts for the stock option grants under the 2006 EIP in accordance with SFAS 123R. For the years ended 2008, 2007 and 2006 approximately $0.6 million, $0.5 million and $42,000 was recorded as share-based compensation for the 2006 EIP option grants, respectively. The fair value of options granted under the EIP during 2008 and 2007 were $1.72 and $1.15 per option, respectively. The Company has estimated the fair value of EIP option awards on the grant date using a Black-Scholes option pricing model that uses the assumptions noted in the following table. Expected volatility was implied using the average four year historical

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

stock price volatility for nine and six guideline companies in 2008 and 2007, respectively, that were used in applying the market approach to value the Company in its annual independent appraisal report. The expected life of four years for the options granted was derived based on a probability distribution of the likelihood of a change-of-control event occurring over the next two to six and one-half years. The risk-free rate for periods within the expected life of the option is based on the zero-coupon U.S. government treasury strip with a maturity which approximates the expected life of the option at the time of grant.

Restricted Stock

Grants of restricted stock under the EIP are in three Tranches; 33.33% of the shares in Tranche 1, 22.22% of the shares in Tranche 2 and 44.45% of the shares in tranche 3. Restricted stock acquired under the EIP shall vest during the grantee’s employment by the Company or its subsidiaries in accordance with the provisions of the EIP, as follows:

The Tranche 1 shares will vest over a period of five years, with 20% of the stock option becoming exercisable at the end of each year. Notwithstanding the above, 100% of a grantee’s outstanding and unvested Tranche 1 shares shall vest immediately upon a change of control.

The vesting schedule for Tranche 2 and Tranche 3 shares is subject to the Total Return of the Investors and the Investor IRR (“internal rate of return”) as of an exit event, subject to the following terms and conditions: Tranche 2 shares shall become 100% vested upon an exit event if, after giving effect to any vesting of the Tranche 2 shares on a exit event, Investors’ Total Return is greater than 200% and the Investor IRR exceeds 15%. Tranche 3 shares will be eligible to vest upon an exit event if, after giving effect to any vesting of the Tranche 2 shares and/or Tranche 3 shares on a exit event, Investors’ Total Return is more than 200% and the Investor IRR exceeds 15%, with the amount of Tranche 3 shares vesting upon the exit event varying with the amount by which the Investors’ Total Return exceeds 200%, as follows: 100%, if, after giving effect to any vesting of the Tranche 2 shares and/or the Tranche 3 shares on an exit event, the Total Return is equal to or greater than 300%; 0%, if, after giving effect to any vesting of the Tranche 2 shares and/or the Tranche 3 shares on an exit event, the Total Return is 200% or less; and if, after giving effect to any vesting of the Tranche 2 shares and/or the Tranche 3 shares on an exit event, the Total Return is greater than 200% and less than 300%, then the Tranche 3 shares shall vest by a percentage between 0% and 100% determined on a straight line basis. Total Return is defined as the number, expressed as a percentage, equal to (1) the sum of, in each case measured from October 24, 2006, (i) all cash dividends and distributions to the Investors in respect of their Initial Investor Shares, (ii) all cash proceeds from the sale or other disposition of such Initial Investor Shares, (iii) the fair market value, as determined in good faith by the Board, of any other property, securities or other consideration received by the Investors in respect of such Initial Investor Shares, and, (iv) solely in the case of an Exit Event which results in the sale of less than 100% of the Company’s Stock held by the Investors immediately prior to such event, the fair market value, as determined by the Board, of the portion of the Company’s Stock attributable to the Initial Investor Shares held by the Investors immediately after such Exit Event, divided by (2) the cost of such Initial Investor Shares.

Performance conditions that affect vesting are not reflected in estimating the fair value of an award at the grant date as those conditions are restrictions that stem from the forfeitability of instruments to which employees have not yet earned the right. Paragraph A64 of FAS 123R requires that if the vesting of an award is based on satisfying both a service and performance condition, the company must initially determine which outcomes are probable of achievement and recognize the compensation cost over the longer of the explicit or implicit service

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

period. Since an exit event is currently not considered probable nor is the meeting the performance objectives, no compensation costs will be recognized on Tranches 2 or 3 until those events become probable. The unrecognized compensation costs of Tranches 2 and 3 in the aggregate total $7.4 million.

Restricted Stock activity under the EIP for 2008, 2007 and 2006 are set forth below:

	Restricted Stock Available for Grant	Restricted Stock Outstanding
		Number of Shares	Fair Value
Balance at January 1, 2006	—	—	$—
2006 Executive Incentive Plan shares approved	8,200,925	—	—
Restricted Stock granted December 1, 2006	(7,720,000)	7,720,000	1.43

Balance at December 31, 2006	480,925	7,720,000	1.43
Granted	(400,000)	400,000	1.43
Canceled	116,668	(116,668)	1.43
Exercised	—	—	—

Balance at December 31, 2007	197,593	8,003,332	1.43
Granted	(120,000)	120,000	6.36
Canceled	99,990	(99,990)	1.43
Exercised	—	(8,332)	1.43

Balance at December 31, 2008	177,583	8,015,010	$1.50

The following table summarizes the information on the restricted stock granted under the EIP at December 31, 2008:

Outstanding				Exercisable
Range of Exercise Prices	Number of Shares	Average Remaining Contractual Life (years)	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
$1.43	7,895,010	7.92	$1.43	1,039,229	$1.43
6.36	120,000	9.08	6.36	—	—

$1.43 - $6.36	8,015,010	7.98	$1.50	1,039,229	$1.43

We account for the restricted stock in accordance with SFAS 123R. Share-based compensation for 2008, 2007 and 2006 for the EIP restricted stock grants was approximately $0.8 million $0.7 million and $0.1 million, respectively. The fair value of the restricted stock granted under the EIP in 2008 and 2007 was $ 6.36 and $1.43, respectively. We have estimated the fair value of EIP restricted stock grants on the grant date using a Black-Scholes option pricing model that uses the same assumptions noted above for the EIP option awards.

At December 31, 2008 and 2007 there was approximately $2.4 million and $3.1 million of unrecorded and unrecognized compensation cost related to Tranche 1 unvested restricted stock under the EIP, respectively.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

1996 & 2006 Stock Incentive Plans

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123R, using the modified-prospective-transition method. Under that transition method, compensation cost recognized in 2006 and beyond includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123, and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods were not restated and there was no cumulative effect upon adoption of SFAS 123R.

During our annual stockholders meeting on May 11, 2006, the proposal to establish the 2006 Stock Incentive Plan (the “Plan”) was approved. The Plan replaced the Amended and Restated West Corporation 1996 Stock Incentive Plan, which was scheduled to expire on December 31, 2009. In October 2006, in connection with the recapitalization we terminated the Plan. The Plan authorized the granting to our employees, consultants, directors and non-employee directors of options to purchase shares of our common stock (“Common Shares”), as well as other incentive awards based on the Common Shares. As of its effective date, awards covering a maximum of 5,000,000 Common Shares could have been granted under the Plan. The expiration date of the Plan, after which no awards could have been granted was April 1, 2016. However, the administration of the Plan generally continues in effect until all matters relating to the payment of options previously granted have been settled. Options granted under this Plan had a ten-year contractual term. Options vested and became exercisable within such period (not to exceed ten years) as determined by the compensation committee; however, options granted to outside directors generally vested over three years.

Immediately following the recapitalization, each stock option issued and outstanding under our 1996 Stock Incentive Plan and 2006 Stock Incentive Plan, whether or not then vested, was canceled and converted into the right to receive payment from us (subject to any applicable withholding taxes) equal to the product of the excess of $48.75 less the respective stock option exercise price multiplied by the number of options held. Also immediately following the recapitalization, the unvested restricted shares were vested and canceled and the holders of those securities received $48.75 per share, less applicable withholding taxes. All options had grant date exercise prices less than $48.75. We recorded an expense of approximately $13.6 million in relation to the acceleration of vesting of these options. Certain members of our executive officers agreed to convert (“rollover”) existing vested options in exchange for new options.

Prior to the accelerated vesting as a result of the recapitalization, we recognized the cost of all share-based awards on a straight-line basis over the vesting period of the award net of estimated forfeitures. Prior to the adoption of SFAS 123R, we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. Beginning on January 1, 2006 we changed our cash flow presentation in accordance with SFAS 123R which requires the cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows in the Statement of Cash Flows. The excess tax benefits for 2006 were approximately $50.8 million.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

The following table presents the activity of the stock options for the partial year 2006 up to termination date of the plan on October 24, 2006:

	Stock Option Shares	Weighted Average Exercise Price
Outstanding at January 1, 2006	6,271,165	$21.22
Granted	823,250	45.48
Canceled	(138,119)	37.38
Exercised	(978,376)	17.95

Options outstanding at the termination of the plan, at October 24, 2006	5,977,920	$24.72

The following table summarizes information about our employee stock options outstanding prior to the plan’s termination:

Range of Exercise Prices	Stock Option Shares Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Stock Option Shares Exercisable	Weighted Average Exercise Price
$8.00 – $13.6215	1,224,152	2.2	$9.69	1,224,152	$9.69
$13.6216 – $18.162	395,893	6.2	$16.14	180,743	$15.89
$18.1621 – $22.7025	798,250	6.4	$18.83	573,461	$18.86
$22.7026 – $27.243	1,624,029	7.1	$25.14	744,910	$25.39
$27.2431 – $31.7835	433,801	7.4	$29.49	128,959	$29.51
$31.7836 – $36.324	418,295	8.3	$33.62	85,795	$33.61
$36.3241 – $40.8645	329,500	8.9	$37.72	41,188	$38.05
$40.8646 – $48.435	754,000	9.6	$46.65	—	—

$8.00 – $48.435	5,977,920	6.4	$24.03	2,979,208	$17.70

We have estimated the fair value of option awards on the grant date using a Black-Scholes option pricing model that uses the assumptions noted in the following table. Expected volatilities are based on the historical volatility of trading prices for our Common Shares. The expected life of options granted is derived from historical exercise behavior. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

2006
Risk-free interest rate	4.7%
Dividend yield	0.0%
Expected volatility	14.3%
Expected life (years)	2.2

The weighted average fair value per share of options granted in 2006 was $11.28. The total intrinsic value of options exercised during 2006 was $26.1 million.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

Pre-recapitalization Restricted Stock

Unearned restricted stock grants totaled 47,851 shares prior to the recapitalization. Prior to the adoption of SFAS 123R, we presented unearned restricted stock grants in the stockholders’ equity section of the balance sheet. Beginning on January 1, 2006 we changed our balance sheet presentation in accordance with SFAS 123R which required unearned restricted stock grants to be included in additional paid-in capital. As a result of the consummation of the recapitalization we recorded an expense of approximately $0.5 million in relation to the acceleration of vesting of the restricted stock. Compensation expense for restricted stock recognized for 2006 was approximately $0.8 million.

The components of stock-based compensation expense in thousands are presented below:

	Year Ended December 31,
	2008	2007	2006
Stock options	$597	$531	$10,757
Restricted stock	807	745	291
Employee stock purchase plan	—	—	47
Recapitalization affect on options and restricted stock	—	—	17,643

	$1,404	$1,276	$28,738

The net income effect of stock-based compensation expense for 2008, 2007 and 2006 was approximately $0.9 million, $0.8 million and $18.2 million, respectively.

14. EARNINGS PER SHARE

We have two classes of common stock (Class L stock and Class A stock). Each Class L share is entitled to a priority return preference equal to the sum of (x) $90 per share base amount plus (y) an amount sufficient to generate a 12% internal rate of return (“IRR”) on that base amount from the date of the recapitalization until the priority return preference is paid in full. Each Class L share also participates in any equity appreciation beyond the priority return on the same per share basis as the Class A shares. Class A shares participate in the equity appreciation after the Class L priority return is satisfied.

The Class L stock is considered a participating stock security requiring use of the “two-class” method for the computation of basic net income (loss) per share in accordance with EITF 03-06. Losses are not allocated to the Class L Stock in the computation of basic earnings per share as the Class L Stock is not obligated to share in losses.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

Basic earnings per share (“EPS”) excludes the effect of common stock equivalents and is computed using the “two-class” computation method, which divides earnings attributable to the Class L preference from total earnings. Any remaining loss is attributed to the Class A shares. Diluted earnings per share reflects the potential dilution that could result if options or other contingently issuable shares were exercised or converted into common stock and notional shares from the Deferred Compensation Plan were granted. Diluted earnings per common share assumes the exercise of stock options using the treasury stock method.

	Year Ended December 31,
	2008	2007	2006
Net income—West Corporation	$19,507	$5,382	$68,763
Less: accretion of Class L Shares	$126,531	$109,302	$20,045
Net income (loss) attributable to Class A Shares	($107,024)	($103,920)	$48,718
Income attributable to Class L Shares(1)	$126,531	$109,302	$20,045

(1)	Under the two-class method and subsequent to the recapitalization on October 24, 2006, we have allocated to the L shareholders their priority return which is equivalent to the accretion and losses are allocated to A shareholders as the L shareholders do not have a contractual obligation to share in the net losses. Note that the L shares have been in place since October 24, 2006, the date of our recapitalization. The Company recorded a net loss during the period of 2006 in which the L shares were outstanding.

	Year Ended December 31,
	2008	2007	2006
Earnings (loss) per common share:
Basic—Class L	$12.78	$11.08	$2.05
Basic—Class A	$(1.23)	$(1.20)	$0.66

Diluted—Class L	$12.24	$10.68	$1.98
Diluted—Class A	$(1.23)	$(1.20)	$0.64

Weighted average number of shares outstanding:

Basic—Class L	9,901	9,865	9,777
Basic—Class A	87,324	86,724	73,265

Dilutive impact of stock options:

Class L	433	371	328
Class A	—	—	2,845

Diluted Class L	10,334	10,236	10,105
Diluted Class A	87,324	86,724	76,110

15. COMMITMENTS AND CONTINGENCIES

West Corporation and certain of our subsidiaries are defendants in various litigation matters in the ordinary course of business, some of which involve claims for damages that are substantial in amount. We believe, except for the items discussed below for which we are currently unable to predict the outcome, the disposition of claims currently pending will not have a material adverse effect on our financial position, results of operations or cash flows.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

Sanford v. West Corporation et al., No. GIC 805541, was filed February 13, 2003 in the San Diego County, California Superior Court. The original complaint which sought relief on behalf of a class of similarly situated individuals, alleged violations of the California Consumer Legal Remedies Act, Cal. Civ. Code §§ 1750 et seq., unlawful, fraudulent and unfair business practices in violation of Cal. Bus. & Prof. Code §§ 17200 et seq., untrue or misleading advertising in violation of Cal. Bus. & Prof. Code §§ 17500 et seq., and common law claims for conversion, unjust enrichment, fraud and deceit, and negligent misrepresentation, and sought monetary damages, including punitive damages, as well as restitution, injunctive relief and attorneys fees and costs. The parties entered into a Stipulation of Settlement dated August 19, 2008 which set forth the terms and conditions of a proposed settlement of the litigation including the dismissal of the litigation with prejudice and the entry of a final stipulated judgment. The trial Court on September 5, 2008 preliminarily approved the settlement. The original class definition certified by the Court was conditionally amended and the Court also certified for settlement purposes a nationwide settlement subclass. A final approval hearing was held on December 22, 2008 and on December 23, 2008, the Court entered an order finally approving the settlement and dismissing the case with prejudice. The deadline for class members to submit claims was January 22, 2009. It is anticipated that payments to the claimants should be concluded in the first quarter of 2009.

Brandy L. Ritt, et al. v. Billy Blanks Enterprises, et al. was filed in January 2001 in the Court of Common Pleas in Cuyahoga County, Ohio, against two of our clients. The suit, a purported class action, was amended for the third time in July 2001 and West Corporation was added as a defendant at that time. The suit, which seeks statutory, compensatory, and punitive damages as well as injunctive and other relief, alleges violations of various provisions of Ohio’s consumer protection laws, negligent misrepresentation, fraud, breach of contract, unjust enrichment and civil conspiracy in connection with the marketing of certain membership programs offered by our clients. The plaintiffs filed a Fourth Amended Complaint naming West Telemarketing Corporation as an additional defendant. A class was subsequently certified by the Court. The parties entered into a Stipulation of Settlement dated August 19, 2008 which set forth the terms and conditions of a proposed settlement of the litigation including the dismissal of the litigation with prejudice and the entry of a final stipulated judgment. On September 8, 2008, the Court preliminarily approved the settlement and, among other things, amended the class definition for settlement purposes. A final approval hearing was held on December 11, 2008, at which time the Court entered an order finally approving the settlement and dismissing the case with prejudice. The deadline for class members to submit claims was January 12, 2009. It is anticipated that payments to the claimants should be concluded in the first quarter of 2009.

At December 31, 2008, the Company had accrued $19.3 million for settlement of the Sanford and Ritt cases. Estimated payments to claimants are $0.8 million and legal fees are $18.5 million.

Tammy Kerce v. West Telemarketing Corporation was filed on June 26, 2007 in the United States District Court for the Southern District of Georgia, Brunswick Division. Plaintiff, a former home agent, alleges that she was improperly classified as an independent contractor instead of an employee and is therefore entitled to minimum wage and overtime compensation. Plaintiff sought to have the case certified as a collective action under the Fair Labor Standards Act (“FSLA”). Plaintiff’s suit seeks statutory and compensatory damages. On December 21, 2007, Plaintiff filed a Motion for Conditional Certification in which she requested that the Court conditionally certify a class of all West home agents who were classified as independent contractors for the prior three years for purposes of notice and discovery. West filed its Response in Opposition to the Motion for Conditional Certification on February 11, 2008. The Court granted the Plaintiff’s Motion for Conditional Certification on May 21, 2008. Individual agents were sent notice of the suit and provided an opportunity to join as consenting plaintiffs. Of the 31,000 agents, approximately 2,800 elected to opt-in to the suit. The deadline for joining the suit expired in December 2008. Plaintiff Tammy Kerce recently filed a Motion to Amend her Complaint seeking to assert a nation-wide class action based on alleged violations of the Employee Retirement

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

Income Security Act of 1974 (“ERISA”) and also seeking to add multiple state wage and hour claims on a class basis. West intends to vigorously oppose plaintiff’s Motion to Amend. After discovery, West will have an opportunity to seek to decertify the FLSA class before trial. The Company is currently unable to predict the outcome or reasonably estimate the total possible loss, if any, or range of losses associated with this claim.

CFSC Capital Corp. XXXIV and CVI GVF v. West Receivable Services Inc. et al. On December 31, 2008, CFSC Capital Corp. XXXIV (the “WAP I Lender”) and CVI GVF (the “WAP II Lender”; and, together with the “WAP I Lender,” the “Lenders”), affiliates of Cargill, Inc. and CarVal Investors, served a complaint against West Receivable Services, Inc. (the “West Member”), West Asset Management, Inc. (the “Servicer”), Worldwide Asset Purchasing, LLC (“WAP I”) and Worldwide Asset Purchasing II, LLC (“WAP II”) in the State District Court in Hennepin County Minnesota.

The Lenders allege that WAP I and WAP II have committed several breaches of contract, including:

(i) submitting incorrect projections that contained omissions which caused the projections to be materially misleading;

(ii) incurring legal costs in excess of the amounts described in certain servicing plans; and

(iii) selling certain asset pools without offering the Lenders an opportunity to bid on such pools.

The Lenders contend that such breaches constitute an event of default for each of the two facilities. The Lenders also allege that the Servicer breached a servicing agreement with the Lenders by paying itself an excessive servicing fee as a result of allegedly including recovered advanced court costs in the calculation of the servicing fee. The Lenders further allege that the West Member has breached a covenant to deliver financial information that fairly presented the financial condition of WAP I and WAP II. In addition, Lenders allege that in its capacity as manager of each of WAP I and WAP II, the West Member has breached its fiduciary duty to the Lenders.

On February 2, 2009, the West Member, the Servicer, WAP I and WAP II served their respective answers and counterclaims against the Lenders. In the answers, the applicable defendants denied the allegations in the complaint. In the counterclaims, the applicable defendants assert a breach of representations and covenants by the Lenders, including:

(i) the false representation that Lenders and their affiliates were “value-added lenders” with significant expertise in the selection and analysis of debt portfolio purchases; and

(ii) breach of their respective obligations to fund certain operations of the defendants and to pay certain distributions and fees owed to defendants.

West Member owns a majority interest in each of WAP I and WAP II, while the WAP I Lender owns a non-controlling interest in WAP I and the WAP II Lender owns a non-controlling interest in WAP II. West Member is the manager of both WAP I and WAP II.

West Corporation is currently unable to predict the outcome or reasonably estimate the possible loss, if any, or range of losses associated with this claim.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

16. BUSINESS SEGMENTS

During the third quarter of 2009, we implemented certain organizational changes and our Chief Executive Officer began making strategic and operational decisions with respect to assessing performance and allocating resources based on a new segment structure. We now operate in two business segments:

Unified Communications, including reservationless, operator-assisted, web and video conferencing services and alerts and notifications services; and

Communication Services, including automated call processing, agent-based services and emergency communication infrastructure systems and services.

Consistent with this approach, the receivables management business (formerly reported as a separate segment) is now part of the Communication Services segment, and the newly named Unified Communications segment is composed of the alerts and notifications business (formerly managed under the Communications Services segment) and the conferencing and collaboration business. The revised organizational structure more closely aligns the resources used by the businesses in each segment. All prior period comparative information has been reclassified to conform to the new presentation.

	For the year ended December 31,
	2008	2007	2006
Revenue:
Unified Communications	$995,161	$764,098	$607,506
Communication Services	1,258,182	1,341,692	1,254,540
Intersegment eliminations	(5,909)	(6,298)	(6,008)

Total	$2,247,434	$2,099,492	$1,856,038

Depreciation and Amortization (Included in Operating Income):
Unified Communications	$88,948	$75,357	$57,041
Communication Services	94,540	107,463	79,939

Total	$183,488	$182,820	$136,980

Operating Income:
Unified Communications	$256,853	$178,923	$119,437
Communication Services	93,967	167,648	117,778

Total	$350,820	$346,571	$237,215

Capital Expenditures:
Unified Communications	$45,503	$40,211	$34,090
Communication Services	54,205	53,394	47,249
Corporate	9,057	10,042	32,556

Total	$108,765	$103,647	$113,895

	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Assets:
Unified Communications	$1,353,789	$1,044,668	$835,399
Communication Services	1,631,527	1,494,620	1,289,271
Corporate	329,473	307,202	411,186

Total	$3,314,789	$2,846,490	$2,535,856

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

For 2008, 2007 and 2006, our largest 100 clients represented approximately 56%, 57% and 61% of total revenue, respectively. Late in 2006, AT&T, Cingular, SBC and Bell South were merged. The aggregate revenue as a percentage of our total revenue from these entities in 2008, 2007 and 2006 were approximately 13%, 14% and 17%, respectively. At December 31, 2008 these entities represented approximately 7% of our gross receivables compared to approximately 9% at December 31, 2007.

As a result of the Genesys acquisition, revenues attributed to foreign countries exceeded 10% for 2008. There is no individual foreign country with revenue greater than 10%. Revenue is attributed to an organizational region based on location of the billed customer’s account. Geographic information by organizational region, in thousands, is noted below.

	2008	2007	2006
Revenue:
North America	$1,993,440	$1,963,995	$1,761,761
Europe, Middle East & Africa (EMEA)	184,655	99,537	69,897
Asia Pacific	69,339	35,960	24,380

Total	$2,247,434	$2,099,492	$1,856,038

	As of December 31, 2008	As of December 31, 2007
Long-Lived Assets:
North America	$2,300,396	$2,233,276
Europe, Middle East & Africa (EMEA)	266,769	6,555
Asia Pacific	8,576	8,784

Total	$2,575,741	$2,248,615

The aggregate gain (loss) on transactions denominated in currencies other than the functional currency of West Corporation or any of its subsidiaries was approximately ($3.7) million, $0.3 million and ($0.7) million in 2008, 2007 and 2006, respectively.

17. CONCENTRATION OF CREDIT RISK

Our accounts receivable subject us to the potential for credit risk with our customers. At December 31, 2008, three customers accounted for $35.6 million or 9.9% of gross accounts receivable, compared to $38.2 million, or 12.9% of gross receivables at December 31, 2007. We perform ongoing credit evaluations of our customers’ financial condition. We maintain an allowance for doubtful accounts for potential credit losses based upon historical trends, specific collection problems, historical write-offs, account aging and other analysis of all accounts and notes receivable. At February 27, 2009, $34.7 million, or 97.4%, of the December 31, 2008 accounts receivable from the three customers noted above had been received.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

18. SUPPLEMENTAL CASH FLOW INFORMATION

The following table summarizes, in thousands, supplemental information about our cash flows for the years ended December 31, 2008, 2007 and 2006:

	Years Ended December 31,
	2008	2007	2006
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$280,213	$302,545	$68,775
Cash paid for income taxes, net of $1,513, $ 6,575 and $6,801 for refunds in 2008, 2007 and 2006	$18,083	$3,424	$20,987

SUPPLEMENTAL DISCLOSURE OF CASH INVESTING ACTIVITIES:
Purchase of portfolio receivables	$45,403	$127,412	$114,560
Collections applied to principal of portfolio receivables	$46,395	$66,927	$59,353

SUPPLEMENTAL DISCLOSURE OF CASH FINANCING ACTIVITIES:
Proceeds from issuance of portfolio notes payable	$33,096	$108,812	$97,871
Payments of portfolio notes payable	$64,930	$75,748	$51,144

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:
Acquisition of property through accounts payable commitments	$3,384	$—	$—
Future obligation related to acquisitions	$19,000	$—	$5,100

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
Issuance of common stock exchanged in a business acquisition	$—	$11,616	$—
Stock purchase obligations	$—	$—	$170,625
Value of roll over shares from the Founders and management	$—	$—	$280,043

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

19. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is the summary of the unaudited quarterly results of operations for the two years ended December 31, 2008 and 2007, in thousands.

	Three Months Ended				Year Ended December 31, 2008
	March 31, 2008(1)	June 30, 2008(2)	September 30, 2008	December 31, 2008(3)
Revenue	$525,755	$551,433	$598,528	$571,718	$2,247,434
Cost of services	250,560	251,143	254,486	258,839	1,015,028

Gross Profit	275,195	300,290	344,042	312,879	1,232,406
SG&A	206,128	219,090	232,736	223,632	881,586

Operating income	69,067	81,200	111,306	89,247	350,820

Net income (loss)	$(1,204)	$7,729	$21,740	$(8,758)	$19,507

	Three Months Ended				Year Ended December 31, 2007
	March 31, 2007	June 30, 2007	September 30, 2007(4)	December 31, 2007(5)
Revenue	$508,633	$520,186	$531,098	$539,575	$2,099,492
Cost of services	218,985	224,306	228,309	240,789	912,389

Gross Profit	289,648	295,880	302,789	298,786	1,187,103
SG&A	193,063	206,305	217,213	223,951	840,532

Operating income	96,585	89,575	85,576	74,835	346,571

Net income (loss)	$9,019	$2,512	$1,921	$(8,070)	$5,382

(1)	Results of operations in the first quarter 2008 were affected by the Communication Services segment recording a $24.2 million impairment charge to establish a valuation allowance against the carrying value of portfolio receivables.
(2)	Results of operations in the second quarter 2008 were affected by the Communication Services segment recording a $19.8 million impairment charge to establish a valuation allowance against the carrying value of portfolio receivables.
(3)	Results of operations in the fourth quarter 2008 were affected by the Communication Services segment recording a $32.3 million impairment charge to establish a valuation allowance against the carrying value of portfolio receivables.
(4)	Results of operations in the third quarter 2007 were affected by an $8.8 million impairment charge taken by the Communication Services segment to fully write-off the goodwill associated with a majority-owned subsidiary.
(5)	Results of operations in the fourth quarter 2007 were affected by an $18.5 million of settlements, impairment charge to establish a valuation allowance against the carrying value of portfolio receivables and site closures.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

20. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTOR AND SUBSIDIARY NON-GUARANTOR

In connection with the issuance of the senior notes and senior subordinated notes, West Corporation and our U.S. based wholly owned subsidiaries guaranteed, jointly, severally, fully and unconditionally, the payment of principal, premium and interest. Presented below is condensed consolidated financial information for West Corporation and our subsidiary guarantors and subsidiary non-guarantors for the periods indicated.

	Parent/ Issuer	Year Ended December 31, 2008
		Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Consolidating Entries	Consolidated
REVENUE	$—	$1,894,220	$401,837	$(48,623)	$2,247,434
COST OF SERVICES	—	876,781	186,870	(48,623)	1,015,028
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(7,121)	741,274	147,433	—	881,586

OPERATING INCOME (LOSS)	7,121	276,165	67,534	—	350,820

OTHER INCOME (EXPENSE):
Interest Income	2,366	(812)	1,514	—	3,068
Interest Expense	(165,027)	(130,658)	(17,334)	—	(313,019)
Subsidiary Income	132,828	50,676	—	(183,504)	—
Other, net	(7,726)	(6,204)	2,241	—	(11,689)

Other expense	(37,559)	(86,998)	(13,579)	(183,504)	(321,640)

INCOME (LOSS) BEFORE INCOME TAX EXPENSE AND NONCONTROLLING INTEREST	(30,438)	189,167	53,955	(183,504)	29,180

INCOME TAX EXPENSE (BENEFIT)	(49,945)	57,108	4,568	—	11,731

NET INCOME (LOSS)	19,507	132,059	49,387	(183,504)	17,449

LESS NET INCOME (LOSS)—NONCONTROLLING INTEREST	—	11	(2,069)	—	(2,058)

NET INCOME (LOSS)—WEST CORPORATION	$19,507	$132,048	$51,456	$(183,504)	$19,507

WEST CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

(AMOUNTS IN THOUSANDS)

	Parent/ Issuer	Year Ended December 31, 2007
		Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Consolidating Entries	Consolidated
REVENUE	$—	$1,826,255	$335,873	$(62,636)	$2,099,492
COST OF SERVICES	—	825,829	149,196	(62,636)	912,389
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(1,347)	763,088	78,791	—	840,532
OPERATING INCOME (LOSS)	1,347	237,338	107,886	—	346,571

OTHER INCOME (EXPENSE):
Interest Income	9,985	126	1,674	(396)	11,389
Interest Expense	(165,805)	(150,125)	(16,838)	396	(332,372)
Subsidiary Income	48,797	42,627	—	(91,424)	—
Other, net	44,558	(41,153)	(1,398)	—	2,007

Other expense	(62,465)	(148,525)	(16,562)	(91,424)	(318,976)

INCOME (LOSS) BEFORE INCOME TAX EXPENSE AND NONCONTROLLING INTEREST	(61,118)	88,813	91,324	(91,424)	27,595

INCOME TAX EXPENSE (BENEFIT)	(66,500)	40,955	32,359	—	6,814

NET INCOME (LOSS)	5,382	47,858	58,965	(91,424)	20,781

LESS NET INCOME (LOSS)—NONCONTROLLING INTEREST	—	—	15,399	—	15,399

NET INCOME (LOSS)—WEST CORPORATION	$5,382	$47,858	$43,566	$(91,424)	$5,382

WEST CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

(AMOUNTS IN THOUSANDS)

	Parent/ Issuer	Year Ended December 31, 2006
		Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Consolidating Entries	Consolidated
REVENUE	$—	$1,638,642	$276,520	$(59,124)	$1,856,038
COST OF SERVICES	—	757,916	119,730	(59,124)	818,522
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	185	740,416	59,700	—	800,301

OPERATING INCOME	(185)	140,310	97,090	—	237,215

OTHER INCOME (EXPENSE):
Interest Income	2,793	2,143	1,145	—	6,081
Interest Expense	(670)	(84,982)	(9,152)	—	(94,804)
Subsidiary Income	29,845	37,336	—	(67,181)	—
Other, net	58,261	(55,294)	(904)	—	2,063

Other income (expense)	90,229	(100,797)	(8,911)	(67,181)	(86,660)

INCOME BEFORE INCOME TAX EXPENSE AND NONCONTROLLING INTEREST	90,044	39,513	88,179	(67,181)	150,555

INCOME TAX EXPENSE	21,281	10,134	34,090	—	65,505

NET INCOME	68,763	29,379	54,089	(67,181)	85,050

LESS NET INCOME- NONCONTROLLING INTEREST	—	—	16,287	—	16,287

NET INCOME—WEST CORPORATION	$68,763	$29,379	$37,802	$(67,181)	$68,763

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED BALANCE SHEET

(AMOUNTS IN THOUSANDS)

	Parent/ Issuer	December 31, 2008
		Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Consolidating Entries	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$125,674	$7,145	$35,521	$—	$168,340
Trust cash	—	9,130	—	—	9,130
Accounts receivable, net	—	292,252	66,769	—	359,021
Intercompany receivables	—	194,332	—	(194,332)	—
Portfolio receivables, current portion	—	6,068	58,136	—	64,204
Deferred income taxes receivable	29,341	18,989	4,317	—	52,647
Other current assets	4,626	64,430	16,650	—	85,706

Total current assets	159,641	592,346	181,393	(194,332)	739,048
Property and equipment, net	67,419	216,791	35,942	—	320,152
PORTFOLIO RECEIVABLES, NET OF CURRENT PORTION	—	6,477	62,065	—	68,542
INVESTMENT IN SUBSIDIARIES	515,508	208,686	—	(724,194)	—
GOODWILL	—	1,488,768	154,089	—	1,642,857
INTANGIBLES, net	—	317,825	87,205	—	405,030
OTHER ASSETS	102,083	33,673	3,404	—	139,160

TOTAL ASSETS	$844,651	$2,864,566	$524,098	$(918,526)	$3,314,789

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT) CURRENT LIABILITIES:
Accounts payable	$6,125	$53,285	$10,618	$—	$70,028
Intercompany payables	102,257	—	92,075	(194,332)	—
Accrued expenses	81,741	208,540	53,641	—	343,922
Current maturities of long-term debt	5,134	20,149	—	—	25,283
Current maturities of portfolio notes payable	—	2,462	74,846	—	77,308
Income taxes payable	(46,325)	49,753	7,669	—	11,097

Total current liabilities	148,932	334,189	238,849	(194,332)	527,638
PORTFOLIO NOTES PAYABLE, less current maturities	—	356	10,813	—	11,169
LONG-TERM OBLIGATIONS, less current maturities	1,824,127	1,960,065	48,175	—	3,832,367
DEFERRED INCOME TAXES	14,894	47,606	14,609	—	77,109
OTHER LONG-TERM LIABILITIES	59,286	9,179	629	—	69,094
CLASS L COMMON STOCK	1,158,159	—	—	—	1,158,159
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(2,360,747)	513,171	211,023	(724,194)	(2,360,747)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$844,651	$2,864,566	$524,098	$(918,526)	$3,314,789

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED BALANCE SHEET

(AMOUNTS IN THOUSANDS)

	Parent/ Issuer	December 31, 2007
		Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Consolidating Entries	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$87,610	$(3,012)	$57,349	$—	$141,947
Trust cash	—	10,358	—	—	10,358
Accounts receivable, net	—	264,946	24,534	—	289,480
Intercompany receivables	80,338	11,382	—	(91,720)	—
Portfolio receivables, current portion	—	—	77,909	—	77,909
Deferred income taxes receivable	27,815	5,903	—	—	33,718
Other current assets	2,541	37,417	4,505	—	44,463

Total current assets	198,304	326,994	164,297	(91,720)	597,875
Property and equipment, net	66,221	215,695	16,729	—	298,645
PORTFOLIO RECEIVABLES, NET OF CURRENT PORTION	—	—	132,233	—	132,233
INVESTMENT IN SUBSIDIARIES	72,697	59,683	—	(132,380)	—
GOODWILL	—	1,329,978	—	—	1,329,978
INTANGIBLES, net	—	336,349	58	—	336,407
OTHER ASSETS	122,935	27,938	479	—	151,352

TOTAL ASSETS	$460,157	$2,296,637	$313,796	$(224,100)	$2,846,490

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT) CURRENT LIABILITIES:
Accounts payable	$6,645	$46,256	$8,078	$—	$60,979
Intercompany payables	—	—	91,720	(91,720)	—
Accrued expenses	72,340	158,036	14,668	—	245,044
Current maturities of long-term debt	4,294	19,649	—	—	23,943
Current maturities of portfolio notes payable	—	—	77,219	—	77,219
Income taxes payable	(4,334)	2,398	4,831	—	2,895

Total current liabilities	78,945	226,339	196,516	(91,720)	410,080
PORTFOLIO NOTES PAYABLE, less current maturities	—	—	43,092	—	43,092
LONG-TERM OBLIGATIONS, less current maturities	1,521,910	1,930,527	—	—	3,452,437
DEFERRED INCOME TAXES	31,121	59,745	(92)	—	90,774
OTHER LONG-TERM LIABILITIES	38,534	8,885	104	—	47,523
CLASS L COMMON STOCK	1,029,782	—	—	—	1,029,782
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(2,240,135)	71,141	74,176	(132,380)	(2,227,198)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$460,157	$2,296,637	$313,796	$(224,100)	$2,846,490

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

(AMOUNTS IN THOUSANDS)

	Year Ended December 31, 2008
	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
NET CASH PROVIDED BY OPERATING ACTIVITIES:	$—	$110,119	$177,262	$287,381

CASH FLOWS FROM INVESTING ACTIVITIES:
Business acquisitions	—	(194,342)	(299,214)	(493,556)
Purchase of portfolio receivables	—	(15,052)	(30,351)	(45,403)
Purchase of property and equipment	(9,057)	(86,399)	(9,925)	(105,381)
Collections applied to principal of portfolio receivables	—	2,600	43,795	46,395
Other	—	406	—	406

Net cash provided by (used in) investing activities	(9,057)	(292,787)	(295,695)	(597,539)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of new debt	84,000	50,000	—	134,000
Net change in revolving credit facilities	224,044	—	59,123	283,167
Principal payments of long-term obligations	(4,837)	(20,112)	—	(24,949)
Debt issuance costs	(8,019)	—	(2,296)	(10,315)
Proceeds from stock sale and options exercised	25	—	—	25
Proceeds from issuance of portfolio notes payable	—	3,338	29,758	33,096
Payments of portfolio notes payable	—	(527)	(64,403)	(64,930)
Noncontrolling interest distributions	—	—	(7,120)	(7,120)
Payments of capital lease obligations	—	(949)	—	(949)
Other	(54)	—	—	(54)

Net cash (used in) provided by financing activities	295,159	31,750	15,062	341,971

Intercompany	(248,038)	161,075	86,963	—

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	—	—	(5,420)	(5,420)

NET CHANGE IN CASH AND CASH EQUIVALENTS	38,064	10,157	(21,828)	26,393
CASH AND CASH EQUIVALENTS, Beginning of period	87,610	(3,012)	57,349	141,947

CASH AND CASH EQUIVALENTS, End of period	$125,674	$7,145	$35,521	$168,340

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

(AMOUNTS IN THOUSANDS)

	Year Ended December 31, 2007
	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
NET CASH PROVIDED BY OPERATING ACTIVITIES:	$—	$199,127	$64,770	$263,897

CASH FLOWS FROM INVESTING ACTIVITIES:
Business acquisitions	—	(291,760)	—	(291,760)
Purchase of portfolio receivables	—	—	(127,412)	(127,412)
Purchase of property and equipment	(10,042)	(85,862)	(7,743)	(103,647)
Collections applied to principal of portfolio receivables	—	—	66,927	66,927
Other	—	946	—	946

Net cash provided by (used in) investing activities	(10,042)	(376,676)	(68,228)	(454,946)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of new debt	—	300,000	—	300,000
Consideration paid to shareholders in exchange for stock	(170,625)	—	—	(170,625)
Principal payments of long-term obligations	(4,297)	(19,321)	—	(23,618)
Debt issuance costs	(2,299)	—	—	(2,299)
Proceeds from stock sale and options exercised	553	—	—	553
Proceeds from issuance of portfolio notes payable	—	—	108,812	108,812
Payments of portfolio notes payable	—	—	(75,748)	(75,748)
Noncontrolling interest distributions	—	—	(13,165)	(13,165)
Payments of capital lease obligations	—	(1,032)	—	(1,032)
Other	(4,772)	—	—	(4,772)

Net cash (used in) provided by financing activities	(181,440)	279,647	19,899	118,106

Intercompany	76,482	(91,752)	15,270	—

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	—	—	(42)	(42)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(115,000)	10,346	31,669	(72,985)
CASH AND CASH EQUIVALENTS, Beginning of period	202,610	(13,358)	25,680	214,932

CASH AND CASH EQUIVALENTS, End of period	$87,610	$(3,012)	$57,349	$141,947

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

(AMOUNTS IN THOUSANDS)

	Year Ended December 31, 2006
	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
NET CASH PROVIDED BY OPERATING ACTIVITIES:	$—	$151,417	$64,322	$215,739

CASH FLOWS FROM INVESTING ACTIVITIES:
Business acquisitions	(538,817)	(104,873)	—	(643,690)
Purchase of portfolio receivables	—	—	(114,560)	(114,560)
Purchase of property and equipment	(32,556)	(72,098)	(9,241)	(113,895)
Collections applied to principal of portfolio receivables	—	—	59,353	59,353
Other	13	526	—	539

Net cash provided by (used in) investing activities	(571,360)	(176,445)	(64,448)	(812,253)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of new debt and bonds	3,200,000	—	—	3,200,000
Consideration paid to shareholders in exchange for stock	(2,790,911)	—	—	(2,790,911)
Consideration paid to stock optionholders in exchange for options	(119,638)	—	—	(119,638)
Proceeds from private equity sponsors	725,750	—	—	725,750
Net change in revolving credit facility	(220,000)	—	—	(220,000)
Debt issuance costs	(109,591)	—	—	(109,591)
Proceeds from stock options exercised	18,540	—	—	18,540
Excess tax benefits from stock options exercised	50,794	—	—	50,794
Proceeds from issuance of portfolio notes payable	—	—	97,871	97,871
Payments of portfolio notes payable	—	—	(51,144)	(51,144)
Noncontrolling interest distributions	—	—	(19,101)	(19,101)
Payments of capital lease obligations	—	(6,313)	—	(6,313)
Other	4,485	—	—	4,485

Net cash (used in) provided by financing activities	759,429	(6,313)	27,626	780,742

Intercompany	(6,290)	20,369	(14,079)	—

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	—	—	(131)	(131)

NET CHANGE IN CASH AND CASH EQUIVALENTS	181,779	(10,972)	13,290	184,097
CASH AND CASH EQUIVALENTS, Beginning of period	20,831	(2,386)	12,390	30,835

CASH AND CASH EQUIVALENTS, End of period	$202,610	$(13,358)	$25,680	$214,932

Schedule II

WEST CORPORATION AND SUBSIDIARIES

CONSOLIDATED VALUATION ACCOUNTS

THREE YEARS ENDED DECEMBER 31, 2008

Description (amounts in thousands)	Balance Beginning of Year	Reserves Obtained in Acquisitions	Additions —Charged (Credited) to Cost and Expenses	Deductions— Amounts Charged- Off	Balance End of Year
December 31, 2008—Allowance for doubtful accounts—Accounts receivable	$6,471	$5,619	$5,004	$4,712	$12,382

December 31, 2007—Allowance for doubtful accounts—Accounts receivable	$8,543	$528	$892	$3,492	$6,471

December 31, 2006—Allowance for doubtful accounts—Accounts receivable	$10,489	$230	$(583)	$1,593	$8,543

	Balance Beginning of Year	Reserves Obtained in Acquisitions	Additions	Deductions	Balance End of Year
December 31, 2008—Allowance for deferred income tax asset valuation	$(31,974)	(64,348)	$(4,354)	$—	$(100,676)

December 31, 2007—Allowance for deferred income tax asset valuation	$(9,724)	(21,162)	$(1,088)	$—	$(31,974)

December 31, 2006—Allowance for deferred income tax asset valuation	$(683)	(8,007)	$(1,034)	$—	$(9,724)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC Registration Fee		$27,900
FINRA Filing Fee		$50,500
Stock Exchange Listing Fee	$	*
Printing Fees and Expenses	$	*
Accounting Fees and Expenses	$	*
Legal Fees and Expenses	$	*
Blue Sky Fees and Expenses	$	*
Transfer Agent Fees and Expenses	$	*
Miscellaneous	$	*
Total:	$

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes and empowers a Delaware corporation to indemnify its directors, officers, employees and agents against liabilities incurred in connection with, and related expenses resulting from, any claim, action or suit brought against any such person as a result of his or her relationship with the corporation, provided that such persons acted in good faith and in a manner such person reasonably believed to be in, and not opposed to, the best interests of the corporation in connection with the acts or events on which such claim, action or suit is based. The finding of either civil or criminal liability on the part of such person in connection with such acts or events is not necessarily determinative of the question of whether such person has met the required standard of conduct and is, accordingly, entitled to be indemnified. Our certificate of incorporation provides for indemnification of our directors, officers, employees and agents to the fullest extent permitted under Delaware law. In addition, we have entered into separate indemnification agreements with our executive officers and directors, which require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or from willful misconduct). These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholder for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to us or its stockholders; (ii) for acts or omissions not in good faith or which include intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law (relating to certain unlawful payments of dividend or unlawful stock purchases or redemptions); or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation includes such a provision.

Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of the law. We maintain standard policies of insurance under which coverage is provided, subject to the terms and conditions of such policies, (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (2) to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provisions or otherwise as a matter of law.

The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

The foregoing statements are subject to the detailed provisions of Sections 145 and 102(b)(7) of the Delaware General Corporation Law and our certificate of incorporation, which has been filed as an exhibit to this registration statement.

Item 15. Recent Sales of Unregistered Securities.

In connection with our acquisition of Omnium Worldwide, Inc. in May 2007, certain of the selling parties acquired an aggregate of 116,160 shares of our Class L common stock and 929,280 shares of our Class A common stock for $11.6 million. These shares were issued in reliance on the exemption provided by Section 4(2) of the Securities Act.

In October 2007, we sold 40,000 shares of Class A common stock and 5,000 shares of Class L common stock to a new employee for $500,000 in connection with his joining our company. These shares were issued in reliance on the exemption provided by Section 4(2) of the Securities Act.

During the period from our recapitalization in October 2006 through September 30, 2009, we have granted 8,265,000 shares of restricted Class A common stock and employee stock options to purchase an aggregate of 3,445,000 shares of our Class A common stock with exercise prices ranging from $1.64 to $6.36 per share. An aggregate of 47,000 shares have been issued upon the exercise of stock options for an aggregate consideration of $77,080 as of September 30, 2009. The shares of common stock issued upon exercise of options were issued pursuant to written compensatory plans or arrangements in reliance on the exemptions provided by either Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act.

All shares described in this Item 15 are deemed restricted securities for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

The exhibits to this registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha, State of Nebraska, on November 6, 2009.

West Corporation

By:	/S/ THOMAS B. BARKER
Name:	Thomas B. Barker
Title:	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities on the dates indicated:

Signature	Title	Date
/S/ THOMAS B. BARKER Thomas B. Barker	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	November 6, 2009

/S/ PAUL M. MENDLIK Paul M. Mendlik	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	November 6, 2009

/S/ ROBERT (PAT) SHIELDS Robert (Pat) Shields	Chief Accounting Officer	November 6, 2009

/S/ ANTHONY J. DINOVI* Anthony J. DiNovi	Director	November 6, 2009

/S/ SOREN L. OBERG* Soren L. Oberg	Director	November 6, 2009

/S/ JOSHUA L. STEINER* Joshua L. Steiner	Director	November 6, 2009

/S/ JEFF T. SWENSON* Jeff T. Swenson	Director	November 6, 2009

*By:	/S/ THOMAS B. BARKER
Attorney-in-Fact

EXHIBIT INDEX

Exhibits identified in parentheses below, on file with the SEC are incorporated by reference into this prospectus.

Exhibit Number		Description of Document
1.01	**	Form of Underwriting Agreement.

3.01	**	Second Amended and Restated Certificate of Incorporation of the Company.

3.02	**	Bylaws of the Company.

4.01	**	Specimen stock certificate for shares of common stock of the Company.

5.01	**	Opinion of Sidley Austin LLP.

10.01		Indenture, dated as of October 24, 2006, among West Corporation, the Guarantors named on the Signature Pages thereto and The Bank of New York, as Trustee, with respect to the 9 1/2% senior notes due 2014 (incorporated by reference to Exhibit 4.1 to Form 10-Q filed on November 9, 2006).

10.02		Indenture, dated as of October 24, 2006, among West Corporation, the Guarantors named on the Signature Pages thereto and The Bank of New York, as Trustee, with respect to the 11% senior subordinated notes due 2016 (incorporated by reference to Exhibit 4.2 to Form 10-Q filed on November 9, 2006).

10.03		Lease, dated September 1, 1994, by and between West Telemarketing Corporation and 99-Maple Partnership (Amendment No. 1) dated December 10, 2003 (incorporated by reference to Exhibit 10.07 to Form 10-K filed February 24, 2006).

10.04		Employment Agreement between the Company and Thomas B. Barker dated December 31, 2008, as amended February 23, 2009 (incorporated by reference to Exhibit 10.1 to Form 8-K filed January 7, 2009 and Exhibit 10.1 to Form 8-K filed February 26, 2009)(1).

10.05		Employment Agreement between the Company and Nancee R. Berger dated December 31, 2008, as amended February 23, 2009 (incorporated by reference to Exhibit 10.2 to Form 8-K filed January 7, 2009 and Exhibit 10.2 to Form 8-K filed February 26, 2009)(1).

10.06		Employment Agreement between InterCall, Inc. the Company and Joseph Scott Etzler, dated December 31, 2008, as amended February 23, 2009 (incorporated by reference to Exhibit 10.3 to Form 8-K filed January 7, 2009 and Exhibit 10.3 to Form 8-K filed February 26, 2009)(1).

10.07		Employment Agreement between the Company and Paul M. Mendlik, dated December 31, 2008, as amended February 23, 2009 (incorporated by reference to Exhibit 10.4 to Form 8-K filed January 7, 2009 and Exhibit 10.4 to Form 8-K filed February 26, 2009)(1).

10.08		Employment Agreement between the Company and Steven M. Stangl, dated December 31, 2008, as amended February 23, 2009 (incorporated by reference to Exhibit 10.5 to Form 8-K filed January 7, 2009 and Exhibit 10.5 to Form 8-K filed February 26, 2009)(1).

10.09		Registration Rights and Coordination Agreement, dated as of October 24, 2006, among West Corporation, THL Investors, Quadrangle Investors, Other Investors, Founders and Managers named therein (incorporated by reference to Exhibit 4.5 to Form 10-Q filed on November 9, 2006).

10.10		Credit Agreement, dated as of October 24, 2006, among West Corporation, as Borrower, The Lenders Party thereto, Lehman Commercial Paper Inc., as Administrative Agent and Swing Line Lender, Deutsche Bank Securities Inc. and Bank of America, N.A., as Syndication Agents, and Wachovia Bank, National Association and General Electric Capital Corporation, as Co-Documentation Agents, Lehman Brothers Inc. and Deutsche Bank Securities Inc., as Joint Lead Arrangers and Lehman Brothers Inc., Deutsche Bank Securities Inc. and Banc of America Securities LLC, as Joint Bookrunners.

Exhibit Number	Description of Document
10.11	Guarantee Agreement, dated as of October 24, 2006, among The Guarantors identified therein and Lehman Commercial Paper Inc., as Administrative Agent.

10.12	Amendment No. 1, dated as of February 14, 2007, by and among West, certain domestic subsidiaries of West and Lehman Commercial Paper Inc. (“Lehman”), as Administrative Agent, to the Credit Agreement dated as of October 24, 2006 between West, Lehman and the various lenders party thereto, as lenders.

10.13	Amendment No. 2, dated as of May 11, 2007, by and among West, Omnium Worldwide, Inc., as borrower and guarantor, and Lehman Commercial Paper, Inc. (“Lehman”), as Administrative Agent, to the Credit Agreement dated as of October 24, 2006 between West, Lehman and the various other lenders party thereto, as lenders (incorporated by reference to Exhibit 10.1 to Form 8-K dated May 15, 2007).

10.14	Amendment No. 3, dated as of May 16, 2008, by and among West, Intercall, Lehman, and Wachovia Capital Markets, LLC, as lead manager for purposes of the Amendment, to the credit agreement, dated as of October 24, 2006, by and among West, Lehman and the various lenders party thereto, as lenders. (incorporated by reference to Exhibit 10.1 to Form 8-K dated May 20, 2008).

10.15	Amendment No. 4 and Resignation, Waiver, Consent and Appointment Agreement, dated as of July 23, 2009, by and among Lehman Commercial Paper Inc., Wachovia Bank, North America, West Corporation and certain domestic subsidiaries of West Corporation, amending the Credit Agreement dated as of October 24, 2006 between West Corporation, certain domestic subsidiaries of West Corporation, Lehman Commercial Paper Inc. and the various lenders party thereto.

10.16	Amendment No. 5, dated as of August 28, 2009, by and among Wachovia Bank, National Association, as successor administrative agent, West Corporation, certain domestic subsidiaries of West Corporation and the lenders party thereto, amending the Credit Agreement dated as of October 24, 2006 between West Corporation, certain domestic subsidiaries of West, Lehman Commercial Paper, Inc., as initial administrative agent, and the various lenders party thereto.

10.17	West Corporation Nonqualified Deferred Compensation Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.15 to Form 10-K dated March 3, 2009)(1).

10.18	Security Agreement, dated as of October 24, 2006, among West Corporation, The Other Grantors Identified therein and Lehman Commercial Paper Inc., as Administrative Agent (incorporated by reference to Exhibit 10.3 to Form 10-Q filed on November 9, 2006).

10.19	Intellectual Property Security Agreement, dated as of October 24, 2006, among West Corporation, The Other Grantors Identified therein and Lehman Commercial Paper Inc., as Administrative Agent (incorporated by reference to Exhibit 10.4 to Form 10-Q filed on November 9, 2006).

10.20

Deed of Trust, Assignment of Leases and Rents, Security Agreement and Financing Statement, dated October 24, 2006, from West Corporation, as Trustor to Chicago Title

Statement, dated October 24, 2006, from West Corporation, as Trustor to Chicago Title Insurance Company, as Trustee and Lehman Commercial Paper Inc., as Beneficiary (incorporated by reference to Exhibit 10.5 to Form 10-Q filed on November 9, 2006).

10.21

Deed of Trust, Assignment of Leases and Rents, Security Agreement and Financing

Statement, dated October 24, 2006, from West Business Services, LP to Lehman

Commercial Paper Inc. (incorporated by reference to Exhibit 10.6 to Form 10-Q filed on November 9, 2006).

Exhibit Number	Description of Document
10.22	Mortgage, Assignment of Leases and Rents, Security Agreement and Financing Statement, dated October 24, 2006, from West Telemarketing, LP to Lehman Commercial Paper Inc. (incorporated by reference to Exhibit 10.7 to Form 10-Q filed on November 9, 2006).

10.23	Management Agreement, dated as of October 24, 2006, among Omaha Acquisition Corp., West Corporation, Quadrangle Advisors II LLC, and THL Managers VI, LLC (incorporated by reference to Exhibit 10.8 to Form 10-Q filed on November 9, 2006).

10.24	Founders Agreement, dated October 24, 2006, among West Corporation, Gary L. West and Mary E. West (incorporated by reference to Exhibit 10.9 to Form 10-Q filed on November 9, 2006).

10.25	Stockholder Agreement, dated as of October 24, 2006, among West Corporation, THL Investors, Quadrangle Investors, Other Investors, Founders and Managers named therein (incorporated by reference to Exhibit 10.10 to Form 10-Q filed on November 9, 2006).

10.26	Form of Rollover Agreement (incorporated by reference to Exhibit 10.11 to Form 10-Q filed on November 9, 2006).

10.27	West Corporation 2006 Executive Incentive Plan (incorporated by reference to Exhibit 10.12 to Form 10-Q filed on November 9, 2006)(1).

10.28	Form of West Corporation Restricted Stock Award and Special Bonus Agreement (incorporated by reference to Exhibit 10.13 to Form 10-Q filed on November 9, 2006)(1).

10.29	Form of Option Agreement (incorporated by reference to Exhibit 10.14 to Form 10-Q filed on November 9, 2006)(1).

10.30	Form of Rollover Option Grant Agreement (incorporated by reference to Exhibit 10.15 to Form 10-Q filed on November 9, 2006)(1).

10.31	West Corporation Executive Retirement Savings Plan Amended and Restated Effective January 1, 2008 (incorporated by reference to Exhibit 10.29 to Form 10-K filed on March 3, 2009) (1).

10.32	Supplemental Indenture, dated as of March 16, 2007, by and among CenterPost Communications, Inc., TeleVox Software, Incorporated, West At Home, LLC and The Bank of New York, to the Indenture, dated as of October 24, 2006, by and among West Corporation, the guarantors named therein and The Bank of New York, with respect to West Corporation’s $650.0 million aggregate principal amount of 9 1/2% senior notes due October 15, 2014 (incorporated by reference to Exhibit 99.1 to Form 8-K filed on March 30, 2007).

10.33	Supplemental Indenture, dated as of March 16, 2007, by and among CenterPost Communications, Inc., TeleVox Software, Incorporated, West At Home, LLC and The Bank of New York, to the Indenture, dated as of October 24, 2006, by and among West Corporation, the guarantors named therein and The Bank of New York, with respect to West Corporation’s $450.0 million aggregate principal amount of 11% senior subordinated notes due October 15, 2016 (incorporated by reference to Exhibit 99.2 to Form 8-K filed on March 30, 2007).

10.34	Supplemental Indenture, dated as of March 30, 2007, by and among SmartTalk, Inc. and The Bank of New York, to the Indenture, dated as of October 24, 2006, by and among West Corporation, the guarantors named therein and The Bank of New York, with respect to West Corporation’s $650.0 million aggregate principal amount of 9 1/2% senior notes due October 15, 2014 (incorporated by reference to Exhibit 99.3 to Form 8-K filed on March 30, 2007).

10.35	Supplemental Indenture, dated as of March 30, 2007, by and among SmartTalk, Inc. and The Bank of New York, to the Indenture, dated as of October 24, 2006, by and among West Corporation, the guarantors named therein and The Bank of New York, with respect to West Corporation’s $450.0 million aggregate principal amount of 11% senior subordinated notes due October 15, 2016 (incorporated by reference to Exhibit 99.4 to Form 8-K filed on March 30, 2007).

Exhibit Number	Description of Document
10.36	Supplemental Indenture, dated June 19, 2007, by and among Omnium Worldwide, Inc. and The Bank of New York, to Indenture dated as of October 24, 2006, by and among West Corporation, the guarantors named therein and The Bank of New York, with respect to West Corporation’s $650.0 million aggregate principal amount of 9 1/2% senior notes due October 15, 2014 (incorporated by reference to Exhibit 10.34 to Form 10-K dated March 3, 2009).

10.37	Supplemental Indenture, dated as of June 19, 2007, by and among Omnium Worldwide, Inc. and The Bank of New York, to the Indenture, dated as of October 24, 2006, by and among West Corporation, the guarantors named therein and The Bank of New York, with respect to West Corporation’s $450.0 million aggregate principal amount of 11% senior subordinated notes due October 15, 2016 (incorporated by reference to Exhibit 10.35 to Form 10-K dated March 3, 2009).

10.38	Supplemental Indenture, dated August 15, 2007, by and among West Business Services Corporation, West Telemarketing Corporation and The Bank of New York, to Indenture dated as of October 24, 2006, by and among West Corporation, the guarantors named therein and The Bank of New York, with respect to West Corporation’s $650.0 million aggregate principal amount of 9 1/2% senior notes due October 15, 2014 (incorporated by reference to Exhibit 10.36 to Form 10-K dated March 3, 2009).

10.39	Supplemental Indenture, dated as of August 15, 2007, by and among West Business Services Corporation, West Telemarketing Corporation and The Bank of New York, to the Indenture, dated as of October 24, 2006, by and among West Corporation, the guarantors named therein and The Bank of New York, with respect to West Corporation’s $450.0 million aggregate principal amount of 11% senior subordinated notes due October 15, 2016 (incorporated by reference to Exhibit 10.37 to Form 10-K dated March 3, 2009).

10.40	Supplemental Indenture, dated June 12, 2008, by and among HBF Communications, Inc. and The Bank of New York, to Indenture dated as of October 24, 2006, by and among West Corporation, the guarantors named therein and The Bank of New York, with respect to West Corporation’s $650.0 million aggregate principal amount of 9 1/2% senior notes due October 15, 2014 (incorporated by reference to Exhibit 10.38 to Form 10-K dated March 3, 2009).

10.41	Supplemental Indenture, dated as of June 12, 2008, by and among HBF Communications, Inc. and The Bank of New York, to the Indenture, dated as of October 24, 2006, by and among West Corporation, the guarantors named therein and The Bank of New York, with respect to West Corporation’s $450.0 million aggregate principal amount of 11% senior subordinated notes due October 15, 2016 (incorporated by reference to Exhibit 10.39 to Form 10-K dated March 3, 2009).

10.42	Supplemental Indenture, dated as of February 20, 2009, by and among Intrado Information Systems Holdings, Inc., Intrado Command Systems, Inc., Geo911, Inc., Positron Public Safety Systems Corp., Masys Corporation, West Corporation, and The Bank of New York, to the Indenture, dated as of October 24, 2006, by and among West Corporation, the guarantors named therein and The Bank of New York, with respect to West Corporation’s $650.0 million aggregate principal amount of 9 1/2% senior notes due October 15, 2014 (incorporated by reference to Exhibit 10.40 to Form 10-K dated March 3, 2009).

10.43	Supplemental Indenture, dated as of February 20, 2009, by and among Intrado Information Systems Holdings, Inc., Intrado Command Systems, Inc., Geo911, Inc., Positron Public Safety Systems Corp., Masys Corporation, West Corporation, and The Bank of New York, to the Indenture, dated as of October 24, 2006, by and among West Corporation, the guarantors named therein and The Bank of New York, with respect to West Corporation’s $450.0 million aggregate principal amount of 11% senior subordinated notes due October 15, 2016 (incorporated by reference to Exhibit 10.41 to Form 10-K dated March 3, 2009).

10.44	Amended and Restated Credit Agreement By and Between West Receivables Purchasing, LLC as Borrower, and TOGM, LLC, as Lender, dated as of April 30, 2009 (incorporated by reference to Exhibit 10.01 to Form 10-Q dated May 5, 2009).

Exhibit Number		Description of Document
10.45		Amended and Restated Servicing Agreement By and Among West Asset Management, Inc., as Servicer, West Receivables Purchasing, LLC, as Borrower, and TOGM, LLC, as Lender, dated as of April 30, 2009 (incorporated by reference to Exhibit 10.02 to Form 10-Q dated May 5, 2009).

10.46		Form of Promissory Note between West Receivables Purchasing, LLC and TOGM, LLC (incorporated by reference to Exhibit 10.03 to Form 10-Q dated May 5, 2009).

10.47		Amended and Restated Operating Agreement of West Receivables Purchasing, LLC between TOGM, LLC and West Receivable Services, Inc., dated as of April 30, 2009 (incorporated by reference to Exhibit 10.04 to Form 10-Q dated May 5, 2009).

10.48		Amended and Restated Restricted Stock Award and Special Bonus Agreement between West Corporation and Thomas Barker, dated as of May 4, 2009 (incorporated by reference to Exhibit 10.05 to Form 10-Q dated May 5, 2009).

10.49		Amended and Restated Restricted Stock Award and Special Bonus Agreement between West Corporation and Thomas Barker, dated as of May 1, 2009 (incorporated by reference to Exhibit 10.05 to Form 10-Q dated May 5, 2009).

10.50	**	West Corporation 2010 Employees Stock Purchase Plan.

10.51	**	West Corporation 2009 Long-Term Incentive Plan.(1)

10.52	**	West Corporation Executive Incentive Compensation Plan.(1)

15.01		Letter regarding Unaudited Interim Financial Information.

21.01		Subsidiaries (incorporated by reference to Exhibit 21.01 to Form 10-K dated March 3, 2009).

23.01		Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.02	**	Consent of Sidley Austin LLP (included as part of Exhibit 5.1).

23.03		Consent of Corporate Valuation Advisors, Inc. dated November 2, 2009.

24.01	*	Power of Attorney.

(1)	Indicates management contract or compensation plan or arrangement.
*	Previously filed.
**	To be filed by amendment.